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06012214

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Afrlease Gold Limited (f/k/a Sub Nigel Gold Mining Co. Ltd.

*CURRENT ADDRESS Sub Nigel Gold Mine
No. 1 Shaft
Nigel, 1490, South Africa

**FORMER NAME

PROCESSED

APR 06 2006

**NEW ADDRESS

FILE NO. 82- ______ FISCAL YEAR ______

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT) ☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER) ☒
DEF 14A (PROXY)	☐	

OICF/BY: [illegible]

DAT : 4/4/06

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Action required:

- If you have disposed of all your Sub Nigel ordinary shares, please forward this circular to the purchaser of such Sub Nigel ordinary shares or to your CSDP, broker, banker or other agent through whom the disposal was effected.
- Sub Nigel ordinary shareholders are referred to page 7 of this circular, which sets out the action required to be taken by them.



SUB NIGEL GOLD MINING COMPANY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE 000017539

RECEIVED
2005 MAR 10 P 12:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Circular to Sub Nigel ordinary shareholders

regarding:

- **the acquisition by Sub Nigel of all the issued ordinary shares of New Kleinfontein, a wholly-owned subsidiary of Aflease, and all amounts due by New Kleinfontein to Aflease on loan account and, in consideration therefor, the issue by Sub Nigel of 339 011 680 new Sub Nigel ordinary shares to Aflease at 96 cents per Sub Nigel ordinary share;**
- **a conversion of the authorised ordinary share capital and stated capital of Sub Nigel from ordinary shares with no par value to ordinary shares with a par value of 57 cents each;**
- **an increase in the authorised ordinary share capital of Sub Nigel from 200 000 000 ordinary shares of 57 cents each to 475 000 000 ordinary shares of 57 cents each;**
- **the specific authority to place 339 011 680 of the new authorised but unissued Sub Nigel ordinary shares under the control of the Sub Nigel directors, to enable Sub Nigel to comply with its obligations in terms of the sale and subscription agreement;**
- **a change of name for Sub Nigel to Aflease Gold; and**
- **a proposed waiver of any mandatory offer to be made by Aflease in terms of the Code and as a result of the change of control in Sub Nigel pursuant to the acquisition and the issue of the 339 011 680 new Sub Nigel ordinary shares to Aflease;**

and incorporating:

- **revised listing particulars in accordance with the Listings Requirements;**
- **a competent person's report;**
- **a notice of general meeting to Sub Nigel ordinary shareholders;**
- **a form of proxy *(pink)* (for use by certificated Sub Nigel ordinary shareholders and own-name dematerialised Sub Nigel ordinary shareholders only); and**
- **a form of surrender *(green)* (for use by certificated Sub Nigel ordinary shareholders only).**

Investment bank and transaction adviser



Independent reporting accountants



Independent professional expert and sponsor



Legal adviser



Independent technical adviser



Transaction sponsor



Date of issue: 19 December 2005

CORPORATE INFORMATION AND ADVISERS

Company secretary

Statucor (Proprietary) Limited
(Registration number 1984/005394/07)
13 Wellington Road
Parktown, 2193
(Private Bag X60500, Houghton, 2041)

Registered address

No. 1 Shaft
Sub Nigel, 1490
(PO Box 262, Dunnottar, 1490)

Investment bank and transaction adviser

Nedbank Capital
A division of Nedbank Limited
(Registration number 1951/000009/06)
135 Rivonia Road
Sandton, 2196
(PO Box 1144, Johannesburg, 2000)

Independent professional expert and sponsor

Sasfin Corporate Finance
A division of Sasfin Bank Limited
(Registration number 1951/002280/06)
Sasfin 13 – 15 Scott Street
Waverly, 2090
(PO Box 95104, Grant Park, 2051)

Auditors and independent reporting accountants

Grant Thornton
Registered Accountants and Auditors
Chartered Accountants (S.A.)
South African member of Grant Thornton
137 Daisy Street, corner Grayston Drive
Sandown, 2196
(Private Bag X28, Benmore, 2010)

Principal banker

Nedbank Capital
A division of Nedbank Limited
(Registration number 1951/000009/06)
East Rand Commercial Branch
Shoprite Centre
Van Riebeeck Avenue
Edenvale, 1609
(PO Box 282, Edenvale, 1610)

Legal advisers

Deneys Reitz Inc.
(Registration number 1984/003385/21)
82 Maude Street
Sandton, 2196
(PO Box 784903, Sandton, 2146)

Transfer secretaries

Computershare Investor Services 2004
(Proprietary) Limited
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Independent technical advisor

SRK Consulting South Africa (Pty) Limited
(Registration number 1995/012890/07)
SRK House
265 Oxford Road
Illovo, 2196
(PO Box 55291, Northlands, 2116)

Transaction sponsor

Ernst & Young Sponsors (Proprietary) Limited
(Registration number 2000/031843/07)
Wanderers Office Park
52 Corlett Drive
Illovo, 2196
(PO Box 2322, Johannesburg, 2000)

Independent reporting accountants to New Kleinfontein

PricewaterhouseCoopers
(Registration number 1998/012055/21)
3 Eglin Road
Sunninghill, 2157
(Private Bag X36, Sunninghill, 2157)

CONTENTS

SALIENT FEATURES

The definitions commencing on page 119 of the revised listing particulars, which are attached to this circular, apply *mutatis mutandis* to this section.

1. INTRODUCTION

Sub Nigel ordinary shareholders were advised in an announcement released on SENS on 22 November 2005, that, subject to the fulfilment of the conditions precedent set out in paragraph 7 below, Sub Nigel had concluded an agreement with Aflease in terms of which Sub Nigel would acquire the New Kleinfontein shares and the New Kleinfontein loan and, in consideration therefor, Sub Nigel would issue the subscription shares to Aflease. This will result in Aflease holding approximately 80% of the issued ordinary share capital of Sub Nigel, pursuant to the acquisition.

2. THE ACQUISITION

2.1 Details and background of the acquisition

Sub Nigel will acquire the New Kleinfontein shares and the New Kleinfontein loan from Aflease and, in consideration therefor, Sub Nigel will issue the subscription shares to Aflease with effect from the effective date.

2.2 Nature and business of New Kleinfontein

New Kleinfontein is a company incorporated in the Republic of South Africa with the objective of mining and extracting gold from its properties on the East Rand in the Gauteng Province of South Africa. New Kleinfontein is the holder of Old Order Rights for the areas comprising Modder East, UC Prospecting, Turnbridge and New Kleinfontein and has applied for the New Order Rights in respect of these assets.

2.3 Rationale for the acquisition

The rationale for the acquisition is to create an enlarged, more diversified gold mining company that will incorporate the gold assets of New Kleinfontein referred to in paragraph 2.2 above, as well as those of Sub Nigel in the East Rand and Free State.

In addition, Sub Nigel will benefit from the experience and proven track record of the management of Aflease, as Sub Nigel's new controlling shareholder after the acquisition.

2.4 Financial effects

The table below sets out the unaudited *pro forma* financial effects of the acquisition on Sub Nigel ordinary shareholders. These financial effects are prepared for illustrative purposes only, to provide information about how the acquisition might have affected the financial information presented by Sub Nigel and, because of their *pro forma* nature, may not fairly represent Sub Nigel's financial position and results of its operations. These financial effects are the responsibility of the Sub Nigel directors.

	Before the acquisition	After the acquisition	Percentage change
Loss per Sub Nigel ordinary share (cents)	(39.67)	(7.06)	82.2
Headline loss per Sub Nigel ordinary share (cents)	(39.67)	(6.97)	82.4
Net asset value per Sub Nigel ordinary share (cents)	11.16	80.84	624.4
Tangible net asset value per Sub Nigel ordinary share (cents)	6.43	1.20	(81.3)
Number of Sub Nigel ordinary shares in issue ('000)	73 753	412 765	
Weighted average Sub Nigel ordinary shares in issue ('000)	70 092	409 104	

Notes:

1. The "Before the acquisition" column reflects the loss and headline loss as extracted, without adjustment from the published audited results of Sub Nigel for the financial year ended 30 June 2005 and the calculation of the net asset value and tangible net asset value per Sub Nigel ordinary share based on the aforementioned audited results.

2. The "After the acquisition" column reflects:
   - the loss and headline loss per Sub Nigel ordinary share that would have resulted had the operating loss per the reviewed interim results of New Kleinfontein for the six months ended 30 June 2005 been annualised and combined with New Kleinfontein's loss on the sale of investment and with the results of Sub Nigel for the financial year ended 30 June 2005 and on the assumption that the acquisition was implemented and was settled by the issue of the subscription shares on 1 July 2004;
   - the net asset value and tangible net asset value per Sub Nigel ordinary share at 30 June 2005 on the assumption that the acquisition was implemented and was settled by the issue of the subscription shares on that date.

   In addition, the "After the acquisition" column assumes that all the intangible assets acquired as a result of the acquisition are attributable to mining assets. On determination of the fair value of the assets acquired in accordance with AC 131 ("*Business Combinations*"), the loss, headline loss, net asset value and tangible net asset value per Sub Nigel ordinary share may be subject to adjustment.
3. No effect has been given in the *pro forma* financial effects above to:
   - the general issues of shares for cash by Sub Nigel subsequent to 30 June 2005, comprising an issue of 2 000 000 Sub Nigel ordinary shares on 18 August 2005 and a further issue of 9 000 000 Sub Nigel ordinary shares as announced on SENS on 4 October 2005;
   - an issue of 400 000 Sub Nigel shares on 4 October 2005 to S T Ward in terms of the Sub Nigel Share Incentive Scheme; and
   - any vesting of 8 000 000 Sub Nigel employee share options on the implementation of the acquisition.

The *pro forma* income statement and balance sheet, post the acquisition, are set out in Annexure 4.

The independent reporting accountants' report on the *pro forma* income statement, balance sheet and financial effects of the acquisition are set out in Annexure 5.

3. CONVERSION OF AUTHORISED ORDINARY SHARE CAPITAL AND STATED CAPITAL

The Sub Nigel board proposes that the Company's authorised ordinary share capital, comprising 200 000 000 Sub Nigel ordinary shares with no par value, be converted into 200 000 000 Sub Nigel ordinary shares with a par value of 57 cents each, and that the Company's stated capital, comprising 85 152 920 Sub Nigel ordinary shares with no par value, be converted into 85 152 920 Sub Nigel ordinary shares with a par value of 57 cents each. The rationale for the conversion is to provide the Company with par value Sub Nigel ordinary shares for the purpose of future issues of Sub Nigel ordinary shares. With regards to the procedure for the surrender of documents of title, Sub Nigel ordinary shareholders are referred to paragraph 6.1 of the circular.

4. INCREASE IN AUTHORISED ORDINARY SHARE CAPITAL

In order to provide for a sufficient number of Sub Nigel ordinary shares to implement the acquisition, the Sub Nigel board proposes that the Company's authorised ordinary share capital be increased from 200 000 000 Sub Nigel ordinary shares with a par value of 57 cents each to 475 000 000 Sub Nigel ordinary shares with a par value of 57 cents each.

5. CHANGE OF NAME

It is proposed to change the name of the Company to Aflease Gold. This name reflects the association of the Company with its new assets and controlling Sub Nigel ordinary shareholder.

If approved by Sub Nigel ordinary shareholders, the change of name will be effective from the commencement of trading on the JSE on Monday, 23 January 2006, under the abbreviated name "Afgold" and share code "AFO" in the "Resources – Gold Mining" sector of the JSE list and the ISIN will be changed to ZAE 000075867.

6. WAIVER OF THE MANDATORY OFFER

In terms of the Code, the issue of the subscription shares will result in a change of control in Sub Nigel, as Aflease will hold more than 35% of the issued ordinary share capital of Sub Nigel after the acquisition. Aflease would accordingly be required to make a mandatory offer to all Sub Nigel ordinary shareholders.

The SRP has agreed to dispense with the requirement for a mandatory offer to all Sub Nigel ordinary shareholders provided that, pursuant to the acquisition, a resolution is passed by a majority of independent votes at a general meeting of Sub Nigel ordinary shareholders in terms of which this requirement is waived. Trinity, which holds both Sub Nigel ordinary shares and Aflease ordinary shares, has been declared independent by the SRP after considering all the facts pertaining to Trinity's shareholdings in these two companies, and is therefore eligible to vote.

Sub Nigel ordinary shareholders are advised that a general meeting will be held at 10:00 on Tuesday, 10 January 2006 at Room 8, Ground Floor, Nedbank, 135 Rivonia Road, Sandown to, *inter alia*, approve the waiver of the requirement for a mandatory offer to all Sub Nigel ordinary shareholders, as required by the Code.

7. CONDITIONS PRECEDENT

The acquisition, increase in authorised share capital, name change and waiver of requirement for a mandatory offer are subject to the fulfilment of the following conditions precedent by no later than 31 January 2006:

- Sub Nigel ordinary shareholders approving the execution of the sale and subscription agreement;
- Sub Nigel ordinary shareholders approving the increase in the Company's authorised share capital;
- Sub Nigel ordinary shareholders granting a specific authority to place 339 011 680 of the new authorised but unissued Sub Nigel ordinary shares under the control of the Sub Nigel directors, to enable the Company to comply with its obligations in terms of the sale and subscription agreement; and
- independent Sub Nigel ordinary shareholders approving the waiver of a mandatory offer by Aflease to the Sub Nigel ordinary shareholders as a result of Aflease holding more than 35% of the Sub Nigel ordinary shares, following the acquisition and the issue of the subscription shares.

8. FAIR AND REASONABLE OPINION

Sub Nigel ordinary shareholders are referred to paragraph 10 of the circular, which sets out the opinions of the independent professional expert and the Sub Nigel board and the recommendation of the Sub Nigel board in this regard.

9. GENERAL MEETING AND SUB NIGEL ORDINARY SHAREHOLDER APPROVAL

9.1 Notice of general meeting

The notice convening the general meeting is attached to this circular. In terms of the Listings Requirements, Sub Nigel ordinary shares held by the Sub Nigel Share Incentive Trust may not be voted at the general meeting. As at the last practicable date, there were no Sub Nigel ordinary shares held by the Sub Nigel Share Incentive Trust.

9.2 Certificated Sub Nigel ordinary shareholders and own-name dematerialised Sub Nigel ordinary shareholders

You may attend and vote at the general meeting. If you are unable to attend the general meeting but wish to be represented thereat, you must complete the attached form of proxy *(pink)* in accordance with the instructions contained therein and lodge it with or post it to Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) to be received by no later than at 10:00 on Monday, 9 January 2006.

9.3 Dematerialised Sub Nigel ordinary shareholders, other than own-name dematerialised Sub Nigel ordinary shareholders

- If you wish to attend and vote at the general meeting, you must advise your CSDP or broker accordingly, and your CSDP or broker will issue you with the necessary letter of authority.
- If you wish to be represented at the general meeting, you must advise your CSDP or broker of your voting instructions. If your CSDP or broker do not obtain voting instructions from you, they will be obliged to vote in accordance with the instructions contained in the mandate concluded between you and your CSDP or broker.

SALIENT DATES AND TIMES

The definitions commencing on page 119 of the revised listing particulars, which are attached to this circular, have, where necessary, been used in this section:

	2005
Circular posted to Sub Nigel ordinary shareholders on	Monday, 19 December
	2006
Last day to lodge forms of proxy *(pink)* for the general meeting, by 10:00 on	Monday, 9 January
General meeting at 10:00 on	Tuesday, 10 January
Results of general meeting released on SENS on	Tuesday, 10 January
Results of general meeting published in the press on	Wednesday, 11 January
Last day to trade Sub Nigel ordinary shares under the old name "Sub Nigel Gold Mining Company Limited" and with the old capital structure consisting of no par value Sub Nigel ordinary shares on	Friday, 20 January
Change of name and conversion to par value Sub Nigel ordinary shares effective from commencement on trading on the JSE on	Monday, 23 January
Trade under the new name, "Aflease Gold Limited", and with the new capital structure, consisting of par value Sub Nigel ordinary shares from commencement of trading on the JSE on	Monday, 23 January
Record date on	Friday, 27 January
New share certificates reflecting the new name and par value of Sub Nigel ordinary shares posted by, registered post to certificated Sub Nigel ordinary shareholders who have surrendered their documents of title on or before 12:00 on the record date (see note 2) on	Monday, 30 January
Dematerialised Sub Nigel ordinary shareholders' safe custody accounts updated with the new name and par value of Sub Nigel ordinary shares by their CSDP or broker on	Monday, 30 January

Notes:

1. The dates and times provided for in this circular are subject to amendment. Any such amendment will be released on SENS and published in the press.
2. Sub Nigel ordinary shareholders will not be able to dematerialise or rematerialise their Sub Nigel ordinary shares after Friday, 20 January 2006, and may only dematerialise their new Aflease Gold ordinary shares from Monday, 23 January 2006.
3. Sub Nigel ordinary shareholders who surrender their existing documents of title after the record date, will have their new share certificates mailed within five business days of receipt thereof by the transfer secretaries, by registered post in South Africa, at the risk of the Sub Nigel ordinary shareholder concerned.
4. Copies of this circular, published in English, may be obtained during normal business hours from 19 December 2005 until 10 January 2006 from the Company' s registered office.

ACTION REQUIRED BY SUB NIGEL ORDINARY SHAREHOLDERS IN TERMS OF THE GENERAL MEETING

The definitions commencing on page 119 of the revised listing particulars, which are attached to this circular, apply *mutatis mutandis* to this section.

Please take careful note of the following provisions regarding the action required by Sub Nigel ordinary shareholders:

If you are in any doubt as to what action you should take in relation to this circular, please consult your CSDP, broker, attorney, banker or other professional expert immediately.

If you have disposed of all of your Sub Nigel ordinary shares, this circular should be handed to the purchaser of such Sub Nigel ordinary shares or your CSDP, broker, attorney, banker, or other agent through whom the disposal was effected.

The general meeting, convened in terms of the notice incorporated in this circular, will be held at Room 8, Ground Floor, Nedbank, 135 Rivonia Road, Sandown on Tuesday, 10 January 2006, commencing at 10:00.

1. IF YOU HOLD CERTIFICATED SUB NIGEL ORDINARY SHARES OR OWN-NAME DEMATERIALISED SUB NIGEL ORDINARY SHARES:

You may attend and vote at the general meeting. If you are unable to attend the general meeting but wish to be represented thereat, you must complete the attached form of proxy *(pink)* and send it to the transfer secretaries, to be received by no later than 10:00 on Monday, 9 January 2006.

2. IF YOU HAVE DEMATERIALISED YOUR SUB NIGEL ORDINARY SHARES AND DO NOT HAVE "OWN NAME" REGISTRATION:

2.1 If you wish to attend and vote at the general meeting, you must advise your CSDP or broker accordingly, and your CSDP or broker will issue you with the necessary letter of authority.

2.2 If you wish to be represented at the general meeting, you must advise your CSDP or broker of your voting instructions. If your CSDP or broker do not obtain voting instructions from you, they will be obliged to vote in accordance with the instructions contained in the mandate concluded between you and your CSDP or broker.

DEFINITIONS

The definitions commencing on page 119 of the revised listing particulars, which are attached to this circular, apply *mutatis mutandis* to the circular and the annexures hereto.



SUB NIGEL GOLD MINING COMPANY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE 000017539

Directors

S Swana* *(Chairman)*
A C Reynolds *(Chief Executive Officer)*
P St G Glyn*
H G Veldsman

*non-executive

CIRCULAR TO SUB NIGEL ORDINARY SHAREHOLDERS

1. INTRODUCTION

Sub Nigel ordinary shareholders were advised in an announcement released on SENS on 22 November 2005, that, subject to the fulfilment of the conditions precedent set out in paragraph 8 below, Sub Nigel had concluded an agreement with Aflease in terms of which Sub Nigel would acquire the New Kleinfontein shares and the New Kleinfontein loan and, in consideration therefor, Sub Nigel would issue the subscription shares to Aflease. This will result in Aflease holding approximately 80% of the issued ordinary share capital of Sub Nigel, pursuant to the acquisition.

2. PURPOSE OF THIS CIRCULAR

The purpose of this circular is:

- to provide shareholders with relevant information regarding:
  - the acquisition;
  - a conversion of the authorised ordinary share capital and stated capital of Sub Nigel from ordinary shares with no par value to ordinary shares with a par value of 57 cents each;
  - an increase in the authorised ordinary share capital of Sub Nigel from 200 000 000 ordinary shares of 57 cents each to 475 000 000 ordinary shares of 57 cents each;
  - the specific authority to place 339 011 680 of the new authorised but unissued Sub Nigel ordinary shares under the control of the Sub Nigel directors to enable Sub Nigel to comply with its obligations in terms of the sale and subscription agreement;
  - a change of name for Sub Nigel to Aflease Gold; and
  - a proposed waiver of any mandatory offer to be made by Aflease in terms of the Code and as a result of the change of control in Sub Nigel pursuant to the acquisition and the issue of the subscription shares to Aflease;
- to convene a general meeting of Sub Nigel ordinary shareholders, in terms of the notice of general meeting forming part of this circular, at which meeting Sub Nigel ordinary shareholders are required to consider and, if deemed fit, approve the resolutions required to give effect to the proposals set out above.

3. THE ACQUISITION

3.1 Details and background of the acquisition

Sub Nigel will acquire the New Kleinfontein shares and the New Kleinfontein loan from Aflease and, in consideration therefor, Sub Nigel will issue the subscription shares to Aflease with effect from the effective date.

Aflease acquired the New Kleinfontein shares on 22 February 2003 for a consideration of R101 400 000.

3.2 Nature and business of New Kleinfontein

New Kleinfontein is a company incorporated in the Republic of South Africa with the objective of mining and extracting gold from its properties on the East Rand in the Gauteng Province of South Africa. New Kleinfontein is the holder of Old Order Rights for the areas comprising Modder East, UC Prospecting, Turnbridge and New Kleinfontein and has applied for the New Order Rights in respect of these assets.

3.3 Rationale for the acquisition

The rationale for the acquisition is to create an enlarged, more diversified gold mining company that will incorporate the gold assets of New Kleinfontein referred to in paragraph 3.2 above, as well as those of Sub Nigel in the East Rand and Free State.

In addition, Sub Nigel will benefit from the experience and proven track record of the management of Aflease, as Sub Nigel's new controlling Sub Nigel ordinary shareholder after the acquisition.

3.4 Financial effects

The table below sets out the unaudited *pro forma* financial effects of the acquisition on Sub Nigel ordinary shareholders. These financial effects are prepared for illustrative purposes only, to provide information about how the acquisition might have affected the financial information presented by Sub Nigel and, because of their *pro forma* nature, may not fairly represent Sub Nigel's financial position and results of its operations. These financial effects are the responsibility of the Sub Nigel directors.

	Before the acquisition	After the acquisition	Percentage change
Loss per Sub Nigel ordinary share (cents)	(39.67)	(7.06)	82.2
Headline loss per Sub Nigel ordinary share (cents)	(39.67)	(6.97)	82.4
Net asset value per Sub Nigel ordinary share (cents)	11.16	80.84	624.4
Tangible net asset value per Sub Nigel ordinary share (cents)	6.43	1.20	(81.3)
Number of Sub Nigel ordinary shares in issue ('000)	73 753	412 765	
Weighted average Sub Nigel ordinary shares in issue ('000)	70 092	409 104	

Notes:

1. The "Before the acquisition" column reflects the loss and headline loss as extracted, without adjustment from the published audited results of Sub Nigel for the financial year ended 30 June 2005 and the calculation of the net asset value and tangible net asset value per Sub Nigel ordinary share based on the aforementioned audited results.
2. The "After the acquisition" column reflects:
   - the loss and headline loss per Sub Nigel ordinary share that would have resulted had the operating loss per the reviewed interim results of New Kleinfontein for the six months ended 30 June 2005 been annualised and combined with New Kleinfontein's loss on the sale of the investment and with the results of Sub Nigel for the financial year ended 30 June 2005, and on the assumption that the acquisition was implemented and was settled by the issue of the subscription shares on 1 July 2004; and
   - the net asset value and tangible net asset value per Sub Nigel ordinary share at 30 June 2005 on the assumption that the acquisition was implemented and was settled by the issue of the subscription shares on that date.

   In addition, the "After the acquisition" column assumes that all the intangible assets acquired as a result of the acquisition are attributable to mining assets. On determination of the fair value of the assets acquired in accordance with AC131 ("*Business Combinations*"), the loss, headline loss, net asset value and tangible net asset value per Sub Nigel ordinary share may be subject to adjustment.
3. No effect has been given in the *pro forma* financial effects above to:
   - the general issues of shares for cash by Sub Nigel subsequent to 30 June 2005, comprising an issue of 2 000 000 Sub Nigel ordinary shares on 18 August 2005 and a further issue of 9 000 000 Sub Nigel ordinary shares as announced on SENS on 4 October 2005;
   - the issue of 400 000 Sub Nigel ordinary shares on 4 October 2005 to S T Ward in terms of the Sub Nigel Share Incentive Scheme; and
   - any vesting of 8 000 000 Sub Nigel employee share options on the implementation of the acquisition.

The *pro forma* income statement and balance sheet post the acquisition are set out in Annexure 4.

The independent reporting accountants' report on the *pro forma* income statement, balance sheet and financial effects of the acquisition are set out in Annexure 5.

4. CONVERSION OF AUTHORISED ORDINARY SHARE CAPITAL AND STATED CAPITAL

The Sub Nigel board proposes that the Company's authorised ordinary share capital, comprising 200 000 000 Sub Nigel ordinary shares with no par value, be converted into 200 000 000 Sub Nigel ordinary shares with a par value of 57 cents each and that the Company's stated capital, comprising 85 152 920 Sub Nigel ordinary shares with no par value, be converted into 85 152 920 Sub Nigel ordinary shares with a par value of 57 cents each. The rationale for the conversion is to provide the Company with par value Sub Nigel ordinary shares for the purpose of future issues of Sub Nigel ordinary shares. With regards to the procedure for the surrender of documents of title, Sub Nigel ordinary shareholders are referred to paragraph 6.1 below.

The special resolution, approving the conversion of the authorised and issued Sub Nigel ordinary shares, is subject to the approval of 75% of Sub Nigel ordinary shareholders present, in person or by proxy, or represented, at the general meeting.

5. INCREASE IN AUTHORISED ORDINARY SHARE CAPITAL

In order to provide for a sufficient number of new Sub Nigel ordinary shares to implement the acquisition, the Sub Nigel board proposes that the Company's authorised ordinary share capital be increased from 200 000 000 Sub Nigel ordinary shares with a par value of 57 cents each to 475 000 000 Sub Nigel ordinary shares with a par value of 57 cents each.

The special resolution, approving the proposed increase in the authorised ordinary share capital of the Company, is subject to the approval of 75% of Sub Nigel ordinary shareholders present, in person or by proxy, or represented, at the general meeting.

6. CHANGE OF NAME

It is proposed to change the name of the Company to Aflease Gold. This name reflects the association of the Company with its new assets and controlling Sub Nigel ordinary shareholder.

The special resolution, approving the proposed change of name for the Company, is subject to the approval of 75% of Sub Nigel ordinary shareholders present, in person or by proxy, or represented, at the general meeting.

If approved by shareholders, the change of name will be effective from the commencement of trading on the JSE on Monday, 23 January 2006, under the abbreviated name "Afgold" and share code "AFO" in the "Resources – Gold Mining" sector of the JSE list and the ISIN will be changed to ZAE 000075867.

The new name for the Company has been reserved with the Registrar of Companies.

6.1 Procedure for the surrender of documents of title

6.1.1 Following the approval of the conversion of the authorised ordinary share capital and stated capital of the Company and the change of name of the Company at the general meeting, certificated Sub Nigel ordinary shareholders must complete the form of surrender *(green)*, which is enclosed with this circular, and lodge it with the transfer secretaries. Dematerialised Sub Nigel ordinary shareholders do not need to do anything with regard to the name change and the conversion of the authorised ordinary share capital and stated capital as this will be automatically updated by their CSDP or broker.

6.1.2 Sub Nigel ordinary share certificates reflecting the new name of the Company and the par value of the Sub Nigel ordinary shares will be posted on or about Monday, 30 January 2006 by registered mail to certificated Sub Nigel ordinary shareholders, at their own risk, who have surrendered their documents of title by the record date, or within five business days of receipt of the existing documents of title, whichever is the later. Sub Nigel ordinary shareholders who wish to pre-empt the approval of the conversion of the authorised ordinary share capital and stated capital and the name change may surrender their documents of title earlier than the record date. If those resolutions are not approved, their Sub Nigel ordinary share certificates will be returned by registered mail within five business days of it becoming known that the changes will not be effected.

6.1.3 Certificated Sub Nigel ordinary shareholders should be aware that Sub Nigel ordinary share certificates are no longer accepted as tradeable instruments on the JSE. Certificated Sub Nigel ordinary shareholders are therefore urged to take this opportunity to dematerialise their Sub Nigel ordinary share certificates as per the requirements of STRATE.

6.1.4 If any existing documents of title have been lost or destroyed and the certificated Sub Nigel ordinary shareholder provides evidence to this effect to the satisfaction of the Sub Nigel directors, then Sub Nigel may dispense with the surrender of such documents of title against provision of an acceptable indemnity.

6.1.5 Receipts will not be issued for the surrender of existing documents of title. Lodging agents who require special transaction receipts are requested to prepare such receipts and submit them for stamping together with the documents of title lodged.

6.2 Exchange Control Regulations

In the case of certificated Sub Nigel ordinary shareholders whose registered addresses are outside the common monetary area or where the Sub Nigel ordinary share certificates are restrictively endorsed in terms of the South African Exchange Control Regulations, the following will apply:

6.2.1 Non-residents who are emigrants from the common monetary area

Sub Nigel ordinary share certificates bearing the new name of the Company and the par value of the Sub Nigel ordinary shares will be restrictively endorsed "Non-Resident" in terms of the South African Exchange Control Regulations and will be sent to the Sub Nigel ordinary shareholder's authorised dealer in foreign exchange in South Africa controlling the Sub Nigel ordinary shareholder's blocked assets.

6.2.2 All other non-residents

Sub Nigel ordinary share certificates bearing the new name of the Company and the par value of the Sub Nigel ordinary shares will be restrictively endorsed "Non-Resident" in terms of the South African Exchange Control Regulations.

With regard to dematerialised Sub Nigel ordinary shareholders whose registered addresses are outside the common monetary area, their Sub Nigel ordinary shares will be annotated in the Company's relevant sub-register as non-resident and statements will be restrictively endorsed in terms of those regulations.

7. WAIVER OF THE MANDATORY OFFER

In terms of the Code, the issue of the subscription shares will result in a change of control in Sub Nigel, as Aflease will hold more than 35% of the issued ordinary share capital of Sub Nigel after the acquisition. In accordance with Rule 8 of the Code, Aflease would be required to make a mandatory offer to all Sub Nigel ordinary shareholders.

In terms of Rule 8.7 of the Code, the SRP has agreed to dispense with the requirement for a mandatory offer to all Sub Nigel ordinary shareholders provided that, pursuant to the acquisition, a resolution is passed by a majority of independent votes at a general meeting of Sub Nigel ordinary shareholders in terms of which, this requirement is waived. Trinity, which holds both Sub Nigel ordinary shares and Aflease ordinary shares, has been declared independent by the SRP after considering all the facts pertaining to Trinity's shareholdings in these two companies, and is therefore eligible to vote.

Sub Nigel ordinary shareholders are advised that a general meeting will be held at 10:00 on Tuesday, 10 January 2006 at Room 8, Ground Floor, Nedbank, 135 Rivonia Road, Sandown to, *inter alia*, approve the waiver of the requirement for a mandatory offer to all Sub Nigel ordinary shareholders, as required by the Code.

8. CONDITIONS PRECEDENT

The acquisition, increase in authorised share capital, name change and waiver of the mandatory offer are subject to the fulfilment of the following conditions precedent by no later than 31 January 2006:

- Sub Nigel ordinary shareholders approving the execution of the sale and subscription agreement;
- Sub Nigel ordinary shareholders approving the increase in the Company's authorised share capital;
- Sub Nigel ordinary shareholders granting a specific authority to place 339 011 680 of the new authorised but unissued Sub Nigel ordinary shares under the control of the Sub Nigel directors, to enable the Company to comply with its obligations in terms of the sale and subscription agreement; and

- independent Sub Nigel ordinary shareholders approving the waiver of a mandatory offer by Aflease to the Sub Nigel ordinary shareholders as a result of Aflease holding more than 35% of the Sub Nigel ordinary shares, following the acquisition and the issue of the subscription shares.

9. FAIR AND REASONABLE OPINION

Sub Nigel ordinary shareholders are referred to paragraph 10 below, which sets out the opinions and recommendations of the independent professional expert and the Sub Nigel board and the recommendation of the Sub Nigel board in this regard.

10. PROCESS FOLLOWED, OPINIONS AND RECOMMENDATION

10.1 The Sub Nigel board, in accordance with good corporate governance, appointed a sub-committee comprising Sub Nigel directors to consider the terms of the acquisition and to make a recommendation to the Sub Nigel board.

10.2 The sub-committee comprises Messrs S Swana, P St G Glyn and H G Veldsman. Of these Sub Nigel directors, only Mr S Swana and Mr P St G Glyn are independent as H G Veldsman is an executive director.

10.3 The sub-committee appointed SRK as independent technical adviser to provide a competent person's report on the mining assets of New Kleinfontein and Sub Nigel. The report of SRK is set out in Annexure 8.

10.4 The sub-committee also appointed Sasfin as independent professional expert to the Sub Nigel board, to furnish an opinion in relation to the terms and conditions of the acquisition.

10.5 Sasfin has advised the sub-committee that it is of the opinion that the terms and conditions of the acquisition are fair and reasonable to Sub Nigel ordinary shareholders.

10.6 Sub Nigel ordinary shareholders are referred to the opinion of Sasfin included in Annexure 7 and are urged to read it in its entirety.

10.7 The Sub Nigel board has considered the terms and conditions of the acquisition and, taking into account the report of the independent technical adviser, the opinion of the independent professional expert and the views of the sub-committee, the Sub Nigel board is of the opinion that the terms and conditions thereof are fair and reasonable to Sub Nigel ordinary shareholders and recommends that Sub Nigel ordinary shareholders vote in favour of the resolutions necessary to approve the acquisition. The Sub Nigel directors, holding directly and indirectly 2 237 800 Sub Nigel ordinary shares (representing approximately 2.6% of the Sub Nigel ordinary shares in issue on the last practicable date), intend to vote in favour of the resolutions required to implement the acquisition, which resolutions will be proposed at the general meeting.

11. REVISED LISTING PARTICULARS

As the issue of the subscription shares will result in Aflease holding approximately 80% of the issued ordinary share capital of Sub Nigel, thereby constituting a reverse take-over of the Company by Aflease, the Company is required to issue revised listing particulars in terms of the Listings Requirements. The revised listing particulars are attached to and form part of this circular.

12. WARRANTIES

Aflease and Sub Nigel have provided certain limited warranties that are normal for transactions of this nature. Aflease has not guaranteed the book debts or other assets of New Kleinfontein.

13. IRREVOCABLE UNDERTAKINGS

Sub Nigel has, at the last practicable date, received irrevocable undertakings to vote in favour of the acquisition from the following Sub Nigel ordinary shareholders holding 48 212 241 Sub Nigel ordinary shares, equating to 56.6% of the Sub Nigel ordinary shares in issue, which are eligible to vote at the general meeting:

Sub Nigel ordinary shareholders	Number of Sub Nigel ordinary shares	Percentage held
Leslie Gordon Holmes	21 212 241	24.9
GFL Mining Services Limited	12 500 000	14.7
Trinity Asset Management*	14 500 000	17.0
Total	**48 212 241**	**56.6**

* Trinity Asset Management holds shares on behalf of a large number of small shareholders who or which have given Trinity Asset Management discretion to vote their shares.

14. SHARE CAPITAL AND INFORMATION RELATING TO THE SUB NIGEL ORDINARY SHARES

Authorised and issued share capital of Sub Nigel:

Before the conversion	**(R'000)**
Authorised ordinary share capital	
200 000 000 Sub Nigel ordinary shares with no par value	
Stated capital	
85 152 920 Sub Nigel ordinary shares with no par value	48 988
After the conversion	
Authorised ordinary share capital	
200 000 000 Sub Nigel ordinary shares of 57 cents each	114 000
Issued ordinary share capital	
85 152 920 Sub Nigel ordinary shares of 57 cents each	48 537
Non-distributable reserve (transferred in accordance with section 78(3) of the Companies Act)	451
After the conversion and increase in authorised share capital	
Authorised ordinary share capital	
475 000 000 Sub Nigel ordinary shares of 57 cents each	270 750
Issued ordinary share capital	
85 152 920 Sub Nigel ordinary shares of 57 cents each	48 537
Non-distributable reserve	451
After the conversion, increase in authorised share capital and acquisition	
Authorised ordinary share capital	
475 000 000 Sub Nigel ordinary shares of 57 cents each	270 750
Issued ordinary share capital	
424 164 600 Sub Nigel ordinary shares of 57 cents each	241 774
Share premium	132 215
Non-distributable reserve	451
Reconciliation of number of Sub Nigel ordinary shares between *pro forma* financial effects note and share capital note	
Closing number of Sub Nigel ordinary shares per *pro forma* financial effects in paragraph 3.4 above	412 764 600
Sub Nigel ordinary shares issued for cash as announced on SENS on 18 August 2005	2 000 000
Sub Nigel ordinary shares issued for cash as announced on SENS on 4 October 2005	9 000 000
Issue of Sub Nigel ordinary shares on 4 October in terms of the Sub Nigel Share Incentive Scheme	400 000
Issued ordinary share capital	424 164 600

15. SHAREHOLDER SPREAD

As at the last practicable date the Company complied with the minimum shareholder spread requirements of the JSE and would have complied with the shareholder spread requirements of the JSE had the acquisition been implemented at that date. The Company will still comply with the requirements of the JSE after the implementation of the acquisition.

16. MAJOR SHAREHOLDERS

As at the last practicable date, Sub Nigel ordinary shareholders, other than the Sub Nigel directors, directly or indirectly beneficially holding 5% or more of the issued Sub Nigel ordinary shares in issue were as follows:

Sub Nigel ordinary shareholders	Number of Sub Nigel ordinary shares	Percentage held
GFL Mining Services Limited	12 500 000	14.7
Board of Executors Noms No. 1	11 167 161	13.1
Justpoint Nominees (Proprietary) Limited	8 776 212	10.3
Falcon Investments (Proprietary) Limited	7 499 700	8.8
Total	**39 943 073**	**46.9**

Leslie Gordon Holmes, who controls 21 212 241 shares holds these shares as stated in paragraph 13 above, under a number of nominees.

17. BOARD OF DIRECTORS

The Sub Nigel board will be reconstituted subsequent to the completion of the acquisition, as the Sub Nigel directors, with the exception of S Swana, will resign with effect from 23 January 2006. Further details of this reconstitution are set out in paragraphs 5.1 and 5.2 of the revised listing particulars.

18. DIRECTORS' INTERESTS IN SUB NIGEL

The Sub Nigel directors' interests in Sub Nigel as at the last practicable date were as follows:

	Beneficial			
Directors	**Direct**	**Indirect**	**Total**	**Percentage held**
A C Reynolds	–	750 000	750 000	0.9
P St G Glyn	100	375 000	375 100	0.4
H G Veldsman	362 600	750 000	1 112 600	1.3
S Swana	–	–	–	–
Total	**362 700**	**1 875 000**	**2 237 700**	**2.6**

None of the Sub Nigel directors have any direct or indirect non-beneficial shareholdings in Sub Nigel.

Pursuant to the issue of the subscription shares, the interest of the Sub Nigel directors in the issued ordinary share capital of Sub Nigel will be as follows:

	Beneficial			
Directors	**Direct**	**Indirect**	**Total**	**Percentage held**
A C Reynolds	–	750 000	750 000	0.18
P St G Glyn	100	375 000	375 100	0.09
H G Veldsman	362 600	750 000	1 112 600	0.26
S Swana	–	–	–	–
Total	**362 700**	**1 875 000**	**2 237 700**	**0.53**

As at the last practicable date, none of the Sub Nigel directors had any interest in Aflease or New Kleinfontein and none of the Aflease directors had any interest in Sub Nigel.

As at the last practicable date, there had been no change to the Sub Nigel directors' interests in Sub Nigel as disclosed in the annual financial statements of the Company for the year ended 30 June 2005.

As at the last practicable date, share options had been granted to the Sub Nigel directors in terms of the Sub Nigel Share Incentive Scheme as follows:

S T Ward	1 250 000*
A C Reynolds	2 800 000
H G Veldsman	2 800 000

* S T Ward resigned as director on 19 August 2005 pursuant to which 3 150 000 of the 4 400 000 share options that were granted to him were cancelled.

In the event of a takeover of Sub Nigel, the provisions of clause 22 of the Sub Nigel Share Incentive Scheme would normally operate to accelerate the exercise of outstanding and unexercised share options (to enable the holders of such share options to exercise those share options and participate in the offer to members). The acquisition, although resulting in a change of control in Sub Nigel will not, if the mandatory offer is waived, entail any offer to Sub Nigel ordinary shareholders. Accordingly, the provisions of clause 22 of the Sub Nigel Share Incentive Scheme would not apply.

The Sub Nigel board may nevertheless direct, in accordance with the provisions of clause 19 of the Sub Nigel Share Incentive Scheme (which deal with the rights of beneficiaries under the Sub Nigel Share Incentive Scheme, on the termination of their employment with the Company) and so as to ensure that such beneficiaries are not prejudiced in circumstances where their employment will be terminated due to a change of control in Sub Nigel, that such beneficiaries be entitled to accelerate the exercise of their unexercised share options in such circumstances.

The employment of A C Reynolds and H G Veldsman will be terminated pursuant to the re-constitution of the Sub Nigel board subsequent to the completion of the acquisition. If, in these circumstances, the Sub Nigel board resolves so to direct and if each of the above Sub Nigel directors exercises all of the above share options granted to him, this would have the effect of vesting the Sub Nigel ordinary shares which are the subject of those Sub Nigel ordinary share options in those Sub Nigel directors.

In terms of a resolution passed by the disinterested directors of Sub Nigel on 12 December 2005, it was decided that Matumi Corporate Advisers (Proprietary) Limited would be paid a cash amount of R1 800 000 exclusive of Value Added Tax, in consideration for the services rendered by P St G Glyn during his tenure as non-executive director of the Company over the last five years, and in respect of the implementation of the acquisition, and given the fact that, being a non-executive director, he is precluded from participating in the Sub Nigel Share Incentive Scheme. P St G Glyn is a director of Matumi Corporate Advisers (Proprietary) Limited and owns 50% of the issued ordinary share capital of this company.

19. DIRECTORS' INTERESTS IN TRANSACTIONS

As at the last practicable date, other than as set out in paragraph 18 above, none of the Sub Nigel directors had any interests in transactions effected by Sub Nigel during the current or preceding financial year.

20. DIRECTORS' REMUNERATION

The remuneration of the Sub Nigel directors for the year ended 30 June 2005 was as follows:

Directors	Fees	Salaries	Other material benefits	Retirement benefits	Total
A C Reynolds	–	397 000	–	–	397 000
S T Ward (resigned)	–	295 000	–	–	295 000
P St G Glyn	–	120 333	–	–	120 333
H G Veldsman	–	288 000	–	–	288 000
S Swana	–	–	–	–	–
L G Holmes (resigned)	–	–	–	–	–
					1 100 333

Further details on directors' remuneration are set out in paragraph 5.5 of the revised listing particulars.

21. MATERIAL LOANS

Other than the New Kleinfontein loan, New Kleinfontein has no loans or borrowings as at the last practicable date. The New Kleinfontein loan is unsecured, interest free and there are no fixed terms of repayment.

Details relating to material loans of Sub Nigel are set out in paragraph 7.5 of the revised listing particulars.

22. PROSPECTS

Details relating to prospects are set out in paragraph 2.3 of the revised listing particulars.

23. WORKING CAPITAL

Details relating to working capital are set out in paragraph 7.3 of the revised listing particulars.

24. MATERIAL CHANGES

As at the last practicable date, there were no material changes in the financial or trading position of New Kleinfontein and its subsidiaries since the publication of the audited results for the year ended 31 December 2004, other than as a result of the acquisition contemplated in this circular.

Details relating to material changes of Sub Nigel are set out in paragraph 7.2 of the revised listing particulars.

25. MATERIAL CONTRACTS

New Kleinfontein has not entered into any material contracts, other than in the ordinary course of business, during the two-year period preceding the date of issue of this circular.

Details relating to material contracts of Sub Nigel are set out in paragraph 8.4 of the revised listing particulars.

26. ACQUISITIONS AND DISPOSALS

There have been no material acquisitions or disposals of businesses, companies and properties or proposed acquisitions or disposals of businesses, companies and properties by New Kleinfontein during the three years preceding the date of issue of this circular.

Details relating to acquisitions and disposals by Sub Nigel are set out in paragraph 8.2 of the revised listing particulars.

27. COMPETENT PERSON'S REPORT

The detailed competent person's report on the Sub Nigel and New Kleinfontein mining assets is set out as Annexure 8 to this circular.

28. LITIGATION STATEMENT

At the last practicable date, there were no legal or arbitration proceedings, including proceedings which are pending or threatened against New Kleinfontein and of which New Kleinfontein is aware, which may have, or have during the 12 months preceding the date of this circular, had a material effect on the financial position of New Kleinfontein or its subsidiaries.

Details relating to litigation in respect of Sub Nigel are set out in paragraph 8.5 of the revised listing particulars.

29. DIRECTORS' RESPONSIBILITY STATEMENT

Details relating to the directors' responsibility are set out in paragraph 8.6 of the revised listing particulars.

30. EXPENSES

The estimated expenses of the acquisition, excluding Value-Added Tax, are set out in the table below:

Expense	Payable to	R'000
JSE documentation fees	JSE	22
JSE listing fee (subscription shares only)	JSE	98
SRP fees	SRP	30
SAMREC fees for the Competent Person's Report	SAMREC	10
Printing, publication, distribution and advertising expenses	Various	150
Technical adviser	SRK	75
Legal fees	Deneys Reitz Inc	400
Investment banking and transaction advisory fees	Nedbank Capital	200
Transaction sponsor	Ernst & Young Sponsors (Proprietary) Limited	50
Independent reporting accountants	Grant Thornton	75
Independent professional expert	Sasfin	365
Independent reporting accountants to New Kleinfontein	PricewaterhouseCoopers Inc.	200
Stamp duties	SARS	1 099
Administrative expenses	Various	10
Estimated total		**2 784**

All expenses of the acquisition will be paid by Sub Nigel.

31. CONSENTS

Each of the investment bank and transaction adviser, transaction sponsor, legal adviser, independent reporting accountants, independent reporting accountants to New Kleinfontein, independent professional expert and independent technical adviser have consented in writing to act in the capacities stated and to their names appearing in this circular and have not withdrawn their consent prior to the publication of this circular.

The independent reporting accountants and the independent reporting accountants to New Kleinfontein have given and have not withdrawn their consent to the issue of this circular, with their reports in the form and context in which they are included.

The independent professional expert has given and has not withdrawn its consent to the issue of this circular, with its letter on the fair and reasonable opinion in the form and context in which it is included.

The independent technical adviser has given and has not withdrawn its consent to the issue of this circular, with its report in the form and context in which it is included.

32. GENERAL MEETING AND SUB NIGEL ORDINARY SHAREHOLDER APPROVAL

32.1 Notice of general meeting

The notice convening the general meeting is attached to this circular. In terms of the Listings Requirements, Sub Nigel ordinary shares held by the Sub Nigel Share Incentive Trust may not be voted at the general meeting. As at the last practicable date, there were no Sub Nigel ordinary shares held by the Sub Nigel Share Incentive Trust.

32.2 Certificated Sub Nigel ordinary shareholders and own-name dematerialised Sub Nigel ordinary shareholders

You may attend and vote at the general meeting. If you are unable to attend the general meeting but wish to be represented thereat, you must complete the attached form of proxy *(pink)* in accordance with the instructions contained therein and lodge it with or post it to Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown, 2107), to be received by no later than at 10:00 on Monday, 9 January 2006.

32.3 Dematerialised Sub Nigel ordinary other than own-name dematerialised Sub Nigel ordinary shareholders

- If you wish to attend and vote at the general meeting, you must advise your CSDP or broker accordingly, and your CSDP or broker will issue you with the necessary letter of authority.
- If you wish to be represented at the general meeting, you must advise your CSDP or broker of your voting instructions. If your CSDP or broker do not obtain voting instructions from you, they will be obliged to vote in accordance with the instructions contained in the mandate concluded between you and your CSDP or broker.

33. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection during normal business hours at the registered office of Sub Nigel, from the date of this circular up to and including the date of the general meeting, being Tuesday, 10 January 2006:

- this circular incorporating the revised listing particulars, signed by and on behalf of the Sub Nigel directors;
- the Memorandum and Articles of Association of Sub Nigel;
- the Memorandum and Articles of Association of New Kleinfontein;
- a signed copy of the Sub Nigel Share Incentive Scheme;
- a signed copy of the sale and subscription agreement;
- a signed copy of the working capital statement referred to in paragraph 7.3 of the revised listings particulars;
- signed copies of the irrevocable undertakings as set out in paragraph 13 above;
- a signed copy of the SRP letter agreeing to dispense with the requirement for a mandatory offer, provided that the requisite resolution is passed by the relevant Sub Nigel ordinary shareholders;
- a copy of the reservation of the new name for Sub Nigel;
- the letters of consent of the investment bank and transaction adviser, transaction sponsor, legal adviser, independent reporting accountants, independent reporting accountants to New Kleinfontein, independent professional expert and independent technical adviser;
- Sub Nigel's annual report for the years ended 30 June 2005; 30 June 2004 and 30 June 2003;
- the independent reporting accountants' report on the *pro forma* income statement, balance sheet and financial effects of the acquisition as reproduced in Annexure 5 hereto;
- the independent reporting accountants' report on the historical financial information of New Kleinfontein as reproduced in Annexure 3 hereto;
- the competent person's report as reproduced in Annexure 8 hereto; and
- the fair and reasonable letter from Sasfin as reproduced in Annexure 7 hereto.

For and behalf of the directors of

SUB NIGEL GOLD MINING COMPANY LIMITED

A C Reynolds
Chief Executive Officer

Johannesburg
19 December 2005

AUDITED HISTORICAL FINANCIAL INFORMATION RELATING TO SUB NIGEL

Sub Nigel annual audited financial statements

The following information has been extracted from the published audited annual financial statements of Sub Nigel for the three years ended 30 June 2005, 30 June 2004 and 30 June 2003. The financial information was audited by Moores Rowland registered Accountants and Auditors Chartered Accountants (SA) in respect of the financial years ended 30 June 2003 and 30 June 2004 and by Grant Thornton registered Accountants and Auditors Chartered Accountants (SA) for the year ended 30 June 2005. The financial statements were unqualified in respect of each of the above periods.

1. CONSOLIDATED INCOME STATEMENTS

Below are the audited Income statements of the Sub Nigel group for the years ended 30 June 2005, 30 June 2004 and 30 June 2003.

	Notes	2005 R'000	2004 R'000	2003 R'000
Turnover		**–**	–	–
Expenditure		**(3 528)**	(2 833)	(1 415)
Operating loss		**(3 528)**	(2 833)	(1 415)
Investment income		**30**	57	31
Mine development costs written off		**(24 229)**	–	–
Finance cost	12	**(22)**	(226)	(7)
Net Loss before taxation		**(27 749)**	(3 002)	(1 391)
Taxation	13	**(54)**	–	–
Net loss after taxation		**(27 803)**	(3 002)	(1 391)
Sub Nigel ordinary shares in issue ('000)		**73 753**	66 705	50 505
Weighted average number of shares in issue ('000)		**70 092**	59 324	47 672
Loss per share (cents)		**(37.70)**	(4.50)	(2.75)
Headline loss per share (cents)		**(37.70)**	(4.50)	(2.75)
Weighted average loss per share (cents)		**(39.67)**	(5.06)	(2.92)

2. CONSOLIDATED BALANCE SHEETS

Below are the audited balance sheets of the Sub Nigel group at 30 June 2005, 30 June 2004 and 30 June 2003.

	Notes	2005 R'000	2004 R'000	2003 R'000
ASSETS				
Non-current assets		**7 074**	30 694	28 397
Mining assets	2	**6 983**	30 678	28 386
Property, plant and equipment	3	**91**	16	11
Current assets		**1 786**	1 395	485
Inventories	4	**53**	–	–
Trade and other receivables	5	**558**	346	325
Cash and cash equivalents	6	**1 175**	1 049	160
		8 860	32 089	28 882
EQUITY AND LIABILITIES				
Capital and reserves		**8 233**	31 129	27 156
Stated capital	7	**35 148**	30 428	23 453
Accumulated (loss)/profit		**(27 102)**	701	3 703
Option reserves		**187**	–	–
Non-current liability	8	–	–	1 330
Current liability		**627**	960	396
Provision	9	**150**	150	–
Trade and other payables	10	**296**	529	107
Short-term loan	8	**181**	181	181
Bank overdraft		–	100	108
		8 860	32 089	28 882

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Below are the audited statements of changes in equity of the Sub Nigel group for the years ended 30 June 2005, 30 June 2004 and 30 June 2003.

	Stated capital R'000	Option reserves R'000	Accumulated profit/(loss) R'000	Total R'000
Balance at 1 July 2002	**22 250**	–	**351**	**22 601**
Transfer to accumulated profit from non-distributable reserve	–	–	4 743	4 743
Net loss for the year	–	–	(536)	(536)
Change in accounting policy	–	–	(855)	(855)
Share issues	1 203	–	–	1 203
Balance at 1 July 2003	**23 453**	–	**3 703**	**27 156**
Net loss for the year	–	–	(3 002)	(3 002)
Share issues	6 975	–	–	6 975
Balance at 1 July 2004	**30 428**	–	**701**	**31 129**
Net loss for the year	–	–	(27 803)	(27 803)
Share option issued	–	187	–	187
Share issues	4 720	–	–	4 720
Balance at 1 July 2005	**35 148**	**187**	**(27 102)**	**8 233**

CONSOLIDATED CASH FLOW STATEMENTS

Below are the audited cash flow statements of the Sub Nigel group for the years ended 30 June 2005, 30 June 2004 and 30 June 2003.

	Note	2005 R'000	2004 R'000	2003 R'000
Cash flows from operating activities				
Cash utilised by operating activities		**(4 076)**	(2 276)	(426)
Net financing income	12	**8**	(169)	24
		(4 068)	(2 445)	(402)
Cash flows from investing activities				
Net capital expenditure		**(613)**	322	(9)
Cash flows from financing activities		**4 907**	3 020	–
Net increase/(decrease) in cash and cash equivalents		**226**	897	(411)

NOTES TO THE FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

1.1 Basis of presentation

The annual financial statements are prepared on the historical cost basis and incorporate the principle accounting policies, set out below, which are consistent with those of the previous year. The policies comply with South African Statements of Generally Accepted Accounting Practice. The annual financial statements are prepared on the going concern basis.

1.2 Mining assets

Expenditure incurred on mine development and on mining rights in advance of production cost is capitalised. Mine development costs consist primarily of direct expenditure and direct borrowing costs necessary to develop an ore body for economic exploitation. The depreciation of such mining assets is only to commence after the mine has reached commercial production levels, at which stage the depreciation will be computed over the life of the mine, based on the proven and probable reserves.

1.3 Provisions

Provisions are recognised when the group and company have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

1.4 Exploration cost

Exploration costs are expensed as incurred.

1.5 Basis of consolidation

The consolidated financial statements include those of the company, of its subsidiary company and of its share incentive trust (collectively "the group").

Subsidiaries are all entities over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Inter-company transactions and balances between group companies are eliminated.

1.6 Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on the straight-line basis at rates considered appropriate to reduce carrying values to estimated residual value over their estimated useful lives, which are as follows:

Computer equipment:	3 years
Office equipment:	6 years
Office furniture:	6 years

1.7 Impairment

The possible impairment of non-current assets is assessed whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Any impairment loss will be recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, being the higher of an asset's net selling price and value in use. To determine the recoverable amount, management makes its best estimates of the future cash inflows that will be obtained over the life of the mine and discounts the cash flows by a rate that is based on the time value of money adjusted to the risk associated with the applicable project.

Management's best estimate includes only those projections that it believes are reliable. These estimates are subject to risks and uncertainties including future metal prices and fluctuations in rates of exchange. It is therefore reasonably possible that changes could occur which may affect the recoverability of the assets.

1.8 Inventory

Inventory is stated at the lower of cost or net realisable value, and is valued on the first-in-first-out basis.

1.9 Taxation

The charge for current tax is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting profit.

Deferred taxation assets are the amounts of income taxes recoverable in future periods in respect of:

- deductible temporary differences; and
- the carry forward of unused tax losses.

A deferred taxation liability is recognised for all taxable temporary differences, unless the deferred taxation liability arises from:

- goodwill for which amortisation is not deductible for tax purposes; or
- the initial recognition of an asset or liability in a transaction which:
- is not a business combination; and
- at the time of the transaction, affects neither the accounting profit nor tax loss.

A deferred taxation asset is recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses (and unused tax credits) can be utilised.

1.10 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with the bank.

2. MINING ASSETS

Group and company	2005 R'000	2004 R'000	2003 R'000
Spaarwater Project	**4 719**	**28 414**	**28 386**
Opening value	**28 414**	28 386	27 183
Additions	**534**	28	1 203
Write-off	**(24 229)**	–	–
Ventersburg Project	**2 264**	**2 264**	–
Opening value	**2 264**	–	–
Mining right acquired	–	2 258	–
Additions	–	6	–
Total mining assets	**6 983**	30 678	28 386

An amount of R24 228 826, relating to mine development build up 20 years ago, has been written off. These costs have ceased to bare any relation to the current value of the company's ore reserves and ability to mine these reserves. The decision was therefore reached to write off these development costs.

Management has determined using assumptions and information contained in the scoping studies previously completed by Metallurgical Design Management (Proprietary) Limited, that no impairment of the mining assets is necessary at this point in time.

The following assumptions were used by management to determine whether the mining assets may be impaired:

Forecasted gold price	US$400
Forecasted ZAR/U$ exchange rate	ZAR7
Discount rate	15%

3. PROPERTY, PLANT AND EQUIPMENT

Group and company

	2005 R'000	2004 R'000	2003 R'000
Computer, office equipment and furniture			
Opening net carrying value	**16**	11	6
Gross carrying value	**29**	18	9
Accumulated depreciation	**(13)**	(7)	(3)
Additions	**79**	11	9
Depreciation	**(4)**	(6)	(4)
Closing net carrying value	**91**	16	11

4. INVENTORY

Group			
Spares and consumables	**53**	–	–

5. TRADE AND OTHER RECEIVABLES

Group			
Accounts receivables	**393**	–	–
Value-Added Tax	**140**	315	325
Other receivables	**25**	31	–
	558	346	325

	2005 R'000	2004 R'000	2003 R'000
6. CASH AND CASH EQUIVALENTS			
Bank and cash balances	**1 175**	1 049	160
Bank overdraft	**–**	(100)	(108)
	1 175	949	52
7. STATED CAPITAL			
Group			
Authorised			
– 200 000 000 (2004: 200 000 000) Sub Nigel ordinary shares of no par value			
Issued			
– 73 752 970 (2004: 66 831 492) Sub Nigel ordinary shares of no par value			
– stated capital account	**35 338**	30 618	23 643
Elimination of treasury shares	**(190)**	(190)	(190)
	35 148	30 428	23 453

The unissued shares in the company are under control of the directors, subject to section 221 and 222 of the Companies Act, 1973 as amended, and to the rules and regulations of the JSE Limited until the next annual general meeting of the company.

	2005 R'000	2004 R'000	2003 R'000
8. LONG-TERM LIABILITIES AND SHORT-TERM LOAN			
Long-term liability			
Centracor Resources (SA) Proprietary) Limited	**–**	–	1 330
Short-term loan			
The Leslie Gordon Holmes Family Trust	**181**	181	181

During the 2004 financial year, a change in accounting policy occurred whereby the Sub Nigel Share Incentive Trust was consolidated as part of the group. The result of this was the recognition of the above liability on consolidation. The liability is interest free with no fixed repayment terms.

	2005 R'000	2004 R'000	2003 R'000
9. PROVISIONS			
Group and company			
Environmental rehabilitation	**150**	150	–

The company has provided the Department of Minerals and Energy with three bank guarantees, two of R150 000 each and one of R55 000, for environmental rehabilitation costs to be incurred. Only R150 000 was provided for in the financial statements for rehabilitation of the Spaarwater Project. The other R150 000 in respect of the Ventersburg Project and the R55 000 for Spaarwater exploration has not yet been provided for in the financial statements as no disturbances to the environment have taken place at this stage.

	2005 R'000	2004 R'000	2003 R'000
10. TRADE AND OTHER PAYABLES			
Group			
Trade payables	**76**	466	107
Accruals	**109**	42	–
Other payables	**111**	21	–
	296	529	107

	2005 R'000	2004 R'000	2003 R'000
11. EXPENDITURE			
Group and company			
Included in the net loss is the following:			
Auditors' remuneration for audit services			
– Group	**133**	36	13
– Company	**127**	36	13
Depreciation	**4**	6	4
Staff cost	**276**	32	–
Directors' remuneration	**1 100**	376	142
Executive directors:			
H G Veldsman	**288**	144	70
A C Reynolds	**397**	169	72
S T Ward (resigned)	**295**	59	–
Non-executive directors:			
S Swana	**–**	–	–
P St Glyn	**120**	4	–
L G Holmes (resigned)	**–**	–	–

The Company had 6 employees during the year, excluding directors (2004: 3, 2003: nil).

	2005 R'000	2004 R'000	2003 R'000
12. FINANCE COSTS			
Borrowings	**–**	191	–
Bank overdrafts	**22**	35	7
	22	226	7

13. TAXATION

No provision was made for taxation as a result of losses incurred in the current and prior years.

	2005 R'000	2004 R'000	2003 R'000
The estimated tax loss available to set off against future taxable income amounts to			
Group	**4 642**	1 596	1 205
Company	**4 610**	1 596	1 205
In addition, unredeemed capital expenditure available for set off against future taxable income derived from mining operations amounts to	**33 553**	33 015	30 553

The taxation amount of R54 000 relates to an underprovision in taxation from prior years.

	2005 R'000	2004 R'000	2003 R'000

14. CONTINGENT LIABILITIES

Group and company

Three guarantees totalling R350 000 for environmental rehabilitation of land at the Spaarwater and Ventersburg projects have been provided by Nedbank Limited.

15. CASH FLOW STATEMENT

15.1 Cash utilised by operations

Group	2005 R'000	2004 R'000	2003 R'000
Loss before taxation	**(27 803)**	(3 002)	(1 391)
Net finance costs	**(8)**	169	(24)
Non-cash items:			
– Depreciation	**4**	6	4
– Mine development costs written off	**24 229**	–	–
	(3 578)	(2 827)	(1 411)

15.2 Working capital changes

Group	2005 R'000	2004 R'000	2003 R'000
Increase in inventory	**(53)**	–	–
(Increase)/Decrease in receivables and prepayments	**(210)**	86	(300)
(Decrease)/Increase in trade and other payables	**(235)**	465	1 285
	(498)	551	985

16. RISK MANAGEMENT

The group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The group does not hedge its exposure to foreign currency exchange risk.

Risk management carried out by the group is approved by the board of directors.

(i) Foreign exchange risk

The group is exposed to foreign exchange risk arising predominantly from foreign currency denominated sales. The group, however, does not hedge its exposure to foreign currency exchange risk.

(ii) Interest rate risk

The group's income and operating cash flows are substantially independent of changes in market interest rates. The group has no significant interest-bearing assets. The group has no set policy on maintenance of a set proportion of borrowings in fixed rate instruments versus variable instruments. At the year end, no debt was at fixed rates.

(iii) Credit risk

The group has no significant concentrations of credit risk.

(iv) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

17. COMMITMENTS

	Within one year	Two to five years
Premises	R70 000	–

18. RELATED PARTY TRANSACTIONS

No related party transactions were entered into during the current financial year.

During the 2003 financial year, administration fees to the value of R120 000 was paid to Centracor Resources (SA) (Proprietary) Limited. In addition to this, the loan amounting to R1 330 000 payable to Centracor Resources (SA) (Proprietary) Limited as well as interest thereon of R190 091 was paid in full. The interest was calculated using market related interest rates.

Mr L G Holmes is the sole director as well as indirect shareholder of Centracor Resources (SA) (Proprietary) Limited.

Interest of directors in share capital

At the accounting date, the directors were directly or indirectly interested in 2 237 700 of the issued Sub Nigel ordinary shares of the company.

Share options granted to directors

Share options were granted to directors as per the terms of the Sub Nigel Share Incentive Scheme (see Chairman's report).

The aggregate number of share options granted to the directors of the company during the year was 10 000 000.

HISTORICAL FINANCIAL INFORMATION RELATING TO NEW KLEINFONTEIN

1. INTRODUCTION

The following information has been extracted from the audited annual financial statements of New Kleinfontein for the three periods ended 31 December 2004, 31 December 2003 and 31 December 2002 and the condensed consolidated unaudited interim results for the six months ended 30 June 2005. The annual financial statements were audited by PricewaterhouseCoopers Inc and were not qualified.

2. COMMENTARY

2002

The income statement reflects that although revenue of R5.1 million was generated in the six months ended 31 December 2002, working costs of R8.8 million resulted in a gross loss of R3.7 million for the period. The loss is largely a result of the strong rand that negatively affected revenue proceeds. No exploration was done during the reported period. General and administrative expense reflects activity in the Company for the reported period. In compliance with accounting practice, the Company carried out an impairment exercise on its property, plant and equipment ("PPE"). An impairment amount of R3.9 million had to be recognised as a result thereof arising from the net recoverable amount being lower than the carrying value of the assets.

No dividend was proposed or declared for the period reported.

In order to raise funds for capital and operational requirements, 110 million ordinary shares were issued in August and October 2002 yielding an aggregate amount of R11 million. This was used to finance, *inter alia*, additional PPE.

2003

The strong rand in particular led to reduced turnover for the year as evidenced by a reduction of 22.4% compared to the six months ended 31 December 2002. The slight reduction in working costs was insufficient to cushion the gross loss of R4.6 million for the year. Exploration work in excess of R2 million was undertaken in the reported period. This work was necessary to better define the Company's reserves and resources. As a result of the above activity, the Group reported net loss of R8.99 million for the year.

No dividend was proposed or declared for the period reported.

Save for the disposal of property, plant and equipment for a value of R2.2 million in the year, there were no material balance sheet movements except for those arising out of activity commented on above and working capital movements.

2004

Although the Group derived no gold revenue, having suspended mining in 2003, royalty income of R3.5 million – comprising over 99% of total revenue – was generated from Group assets mined by Petrex (Proprietary) Limited. Royalty income was received until early 2004. Due to reduced activity, working costs dropped substantially to R683 849 for the year resulting in a gross profit of R2.8 million. General and administrative expenditure also reflected the reduction in activity as evidenced by a 95.9% decrease to R61 757. The Group continued with exploration work, albeit not at the same level as that undertaken in the previous year.

No dividend was proposed or declared for the period.

In November 2004, New Kleinfontein Mining Company Limited purchased shares in Aflease Gold and Uranium Resources Limited ("Aflease") on the open market. The intention of this purchase was to facilitate the private placement of the shares with an interested party. 4 000 000 Aflease shares were purchased at a cost of R1.83 per share. The purchase was financed through a loan from Aflease.

2005 Interim

With no revenue received or any working costs, the Group only incurred those general and administration expenses deemed necessary to continue as an operating entity. Additionally, exploration work continued to be done, aimed

at preparing for gold production in 2006. A loss of R391 122 was incurred on the sale of Aflease Gold and Uranium Resources Limited ("Aflease") shares. These shares had been acquired in November 2004 at a cost of R1.83 per share but were sold through a private placement at R1.75 per share, resulting in the reported loss.

No dividend had been proposed or declared for the period under review.

As a result of the sale of Aflease shares, a loan that the Group has with Aflease was reduced by the net proceeds, and the investment in listed shares was reduced accordingly.

In order to build up sufficient assets for the Group's rehabilitation and closure obligations, an amount of R412 822 was invested in the rehabilitation trust. This investment was financed by largely by the Group's holding company – Aflease.

3. FINANCIAL INFORMATION

Consolidated annual financial information

BALANCE SHEET

at 31 December

	Notes	2004 R	2003 R	2002 R
ASSETS				
Non-current assets		**4 961 352**	5 421 241	8 255 304
Property, plant and equipment	1	**4 348 500**	4 852 713	7 749 551
Investment in unlisted subsidiaries	2	–	–	–
Other investments	3	**612 852**	568 528	505 753
Current assets		**8 961 140**	850 975	4 950 521
Receivables and prepayments	4	**766 904**	189 912	1 973 965
Short-term investment in listed shares	5	**7 357 893**	–	–
Amounts owing by Group companies	6	**644 686**	–	9 617
Bank and cash balances	8	**191 657**	661 063	2 966 939
Total assets		**13 922 492**	6 272 216	13 205 825
EQUITY AND LIABILITIES				
Capital and reserves		**(3 783 557)**	(5 544 392)	3 444 533
Ordinary share capital	9	**1 880 281**	1 880 281	1 880 281
Share premium		**14 389 354**	14 389 354	14 389 354
Accumulated losses		**(20 053 192)**	(21 814 027)	(12 825 102)
Non-current liabilities		**16 420 820**	9 293 304	4 488 608
Interest bearing borrowings	10	–	931 909	2 685 214
Rehabilitation and closure cost obligation	11	**1 027 500**	1 027 500	1 027 500
Amounts owing to Group companies	6	**15 393 320**	6 698 161	–
Amounts owing to related parties	7	–	635 734	775 894
Current liabilities		**1 285 229**	2 523 304	5 272 684
Current portion of interest bearing borrowings	10	**920 909**	1 377 699	1 578 613
Trade and other payables	12	**97 320**	633 166	2 749 955
Provisions	13	**267 000**	512 439	944 116
Total equity and liabilities		**13 922 492**	6 272 216	13 205 825

INCOME STATEMENT

for the period ended 31 December

	Notes	12 months 2004 R	12 months 2003 R	6 months 2002 R
Revenue	14	**3 523 700**	3 962 895	5 113 403
Working cost	15	**(683 849)**	(8 590 052)	(8 864 291)
Gross profit/(loss)		**2 839 851**	(4 627 157)	(3 750 888)
General and administrative expenditure		**(61 757)**	(1 507 622)	(2 025 369)
Exploration expenditure		**(951 882)**	(2 703 053)	–
Impairment of long life assets	1	–	–	(3 936 489)
Operating loss	16	**1 826 212**	(8 837 832)	(9 712 746)
Interest paid	17	**(228 018)**	(699 593)	(632 402)
Interest received	17	**162 641**	141 834	80 471
Loss before taxation		**1 760 835**	(9 395 591)	(10 264 677)
Taxation	18	–	406 666	(15 181)
Net loss for the year		**1 760 835**	(8 988 925)	(10 279 858)

CASH FLOW STATEMENT

for the period ended 31 December

	Notes	12 months 2004 R	12 months 2003 R	6 months 2002 R
Cash flows from operating activities		**8 957 244**	(2 204 392)	(4 491 500)
Cash generated from/(utilised by) operations	21	**9 022 621**	(1 646 633)	(3 939 569)
Net finance costs paid	21	**(65 377)**	(557 759)	(551 931)
Cash flows from investing activities		**(7 402 217)**	1 992 895	(2 377 000)
Proceeds from disposal of assets		–	2 150 190	–
Additions to fixed assets		–	(94 520)	(1 891 369)
Increase in environmental trust		**(44 324)**	(62 775)	(485 631)
Increase in short-term investment in listed shares		**(7 357 893)**	–	–
Cash flows from financing activities		**(2 024 433)**	(2 094 379)	9 290 135
Net proceeds from the issue of ordinary shares		–	–	11 000 000
Net increase in amounts owing by subsidiaries		–	–	(218 438)
Net decrease in amounts owing to related parties		**(635 734)**	(140 160)	(54 220)
Payment of finance leases		**(1 388 699)**	(1 954 219)	(1 437 207)
Net decrease in cash and cash equivalents		**(469 406)**	(2 305 876)	2 421 635
Cash and cash equivalents at beginning of year		**661 063**	2 966 939	545 304
Cash and cash equivalents at end of year	8	**191 657**	661 063	2 966 939

STATEMENT OF CHANGES IN EQUITY

For the period ended 31 December

	2004 R	2003 R	2002 R
Ordinary share capital			
At the beginning of the year	**1 880 281**	1 880 281	780 281
Issued during the year	**–**	–	1 100 000
At the end of the year	**1 880 281**	1 880 281	1 880 281
Share premium			
At the beginning of the year	**14 389 354**	14 389 354	4 489 354
Issued during the year	**–**	–	9 900 000
At the end of the year	**14 389 354**	14 389 354	14 389 354
Accumulated losses			
At the beginning of the year	**(21 814 027)**	(12 825 102)	(2 545 244)
Net profit/(loss) for the year	**1 760 835**	(8 988 925)	(10 279 858)
At the end of the year	**(20 053 192)**	(21 814 027)	(12 825 102)

ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1. BASIS OF PREPARATION

The consolidated financial information of New Kleinfontein Mining Company Limited and its subsidiaries has been prepared in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP). The consolidated financial information has been prepared under the historical cost convention.

The preparation of financial information in conformity with SA GAAP requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

2. CONSOLIDATION

The consolidated financial information includes the financial statements of the Company and its subsidiaries.

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3. REVENUE RECOGNITION

Revenue is recognised as follows:

- **Revenue**

  Revenue arising from gold sales is recognised when significant risks and rewards of ownership are transferred to the final refiner.

- **Royalty income**

  Royalty income is recognised on an accruals basis in accordance with the substance of the relevant agreements.

- **Interest income**

  Interest is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

4. EXPLORATION COST

Exploration costs are expensed as incurred. Costs related to property and mineral right acquisitions are capitalised.

5. PROPERTY, PLANT AND EQUIPMENT

- **Gold claims**

  Gold claims are recognised at cost minus accumulated amortisation and accumulated impairment. Amortisation is calculated using the straight-line method over eight years to allocate the cost of the asset to the residual value.

- **Development costs and mine plant facilities**

  Mine development costs and mine plant facilities are initially recorded at cost, whereafter they are measured at cost less accumulated amortisation and impairment. Mine development costs and mine plant facilities costs consist primarily direct expenditure, including direct borrowing costs, to develop an ore body for economic exploitation and to expand the production capacity of existing operations. Development costs are capitalised up until the commercial production phase begins.

- **Non-mining fixed assets**

  Other non-mining fixed assets are shown at cost less accumulated depreciation.

- **Depreciation and amortisation**

  Long-lived assets include mining properties, mine development costs and mine plant facilities. Depreciation and amortisation are therefore charged over the life of the mine based on proven and probable reserves. Short-lived assets which include motor vehicles and office equipment, are depreciated on a straight line basis over their estimated useful lives.

- **Impairment**

  The carrying amount of the long-lived assets of the Group are annually compared to the recoverable amount of the assets, or whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and net selling price.

  In assessing the value in use the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is the Group's weighted average cost of capital. An impairment expense is recognised in the income statement to the extent that the carrying amount exceeds the asset's recoverable amount. The revised carrying amounts are amortised in line with Group accounting policies.

  A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognised in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years.

The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

6. FINANCE LEASES

Leases of plant and equipment where the Group assumes a significant portion of risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful life of the assets.

7. FINANCIAL INSTRUMENTS

Financial instruments at fair value through profit and loss are initially measured at fair value. Other financial instruments are initially measured at fair value, including transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

Financial instruments carried on the balance sheet include cash and cash equivalents, investments, other receivables, trade and other payables, and borrowings.

– Cash and cash equivalents

For the purposes of the cash flow statements, cash and equivalents include deposits held at call with banks.

– Investments

Classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date. The only investment is the following:

– Financial assets at fair value through profit or loss

This category consists of the rehabilitation cash management account, that has been designated as a financial asset at fair value through profit or loss. The financial assets at fair value through profit or loss are subsequently valued at fair value. Movement in fair value are taken to the income statement.

– Other receivables

These are subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The movement in the provision is recognised in the income statement.

– Trade and other payables

Trade payables are stated at cost as cost approximates fair value, adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

– Borrowings

Borrowings are measured at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

– **Equity instruments**

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

8. REHABILITATION COSTS

Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The net present value of estimated future rehabilitation cost estimates is recognised and provided for in the financial statements and capitalised to mining assets on initial recognition. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money. The rehabilitation asset is amortised as noted previously.

Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalised to mining assets against an increase in rehabilitation provision. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and reasonably estimable.

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

9. PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

10. DEFERRED INCOME AND MINING TAXES

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Notes to the financial information:

1. PROPERTY, PLANT AND EQUIPMENT

	Gold claims R	Land and buildings R	Plant and equipment and assets under construction R	Motor vehicles R	Office equipment R	TOTAL R
Carrying amount at 1 January 2003	5 134 570	526 263	2 030 167	30 290	28 261	7 749 551
– Cost	5 888 329	3 270 708	4 195 377	139 294	84 825	13 578 533
– Accumulated amortisation	(753 759)	(2 744 445)	(2 165 210)	(109 004)	(56 564)	(5 828 982)
Additions	–	–	17 159	62 500	14 861	94 520
Disposals	–	(300 560)	(1 752 506)	(71 536)	(29 325)	(2 153 927)
– Cost	–	(313 951)	(3 010 448)	(201 794)	(99 686)	(3 625 879)
– Accumulated amortisation	–	13 391	1 257 942	130 258	70 361	1 471 952
Amortisation charge	(504 213)	(3 347)	(294 820)	(21 254)	(13 797)	(837 431)
Carrying amount at 31 December 2003	4 630 357	222 356	–	–	–	4 852 713
– Cost	5 888 329	2 956 757	1 202 088	–	–	10 047 174
– Accumulated amortisation	(1 257 972)	(2 734 401)	(1 202 088)	–	–	(5 194 461)
Amortisation charge	(504 213)			–	–	(504 213)
Carrying amount at 31 December 2004	4 126 144	222 356	–	–	–	4 348 500
– Cost	5 888 329	2 956 757	1 202 088	–	–	10 047 174
– Accumulated amortisation	(1 762 185)	(2 734 401)	(1 202 088)	–	–	(5 698 674)

	2004 R	2003 R	2002 R
Owned assets	**2 076 980**	2 076 980	4 469 605
Leased assets	**2 271 520**	2 775 733	3 279 946
Total net carrying amount as at end of the year	**4 348 500**	4 852 713	7 749 551

- Precious metal claims consist of:

  411 Precious Metal Claims situated on Farm Benoni 77 IR, Kleinfontein 67 IR and Rietfontein 115 IR in the Magisterial District of Benoni, Gauteng Province purchased on 22 December 1998 at a cost of R1 000 000.

  5612 Precious Metal Claims situated on the Farms Klipfontein 70 IR, Modder East 72 IR, Welgedacht 741 IR, Cloverfield 751 IR, and Modderfontein 761 IR, measuring approximately 3456,9718 hectares purchased on 30 June 2002 at a cost of R2 027 100.

  895 Precious Metal Claims on the Farm Geduld 123 IR, measuring approximately 532,2531 hectares.

  2037 Precious Metal Claims situated on the Farm Rietfontein 115 IR, measuring 1211,4597 hectares.

  (The above two precious metal claims were purchased on 12 September 1998 for a cost of R1 006 605.)

  Certain property, plant and equipment have been ceded as security to lending institutions. For details on the security for the various loans, refer note 10.

2. **INVESTMENT AND LISTED SUBSIDIARIES**

The investment in the unlisted subsidiaries consists of:

- 100% holding of:
- New Kleinfontein Gold Mine (Proprietary) Limited
- New Kleinfontein Gold Claims (Proprietary) Limited (100% held by New Kleinfontein Gold Mine (Proprietary) Limited)
- New Kleinfontein Rehabilitation Trust
- Mali Holdings (Proprietary) Limited
- Morris Mining (Proprietary) Limited (100% held by Mali Holdings (Proprietary) Limited)

3. **OTHER INVESTMENTS**

	2004 R	2003 R	2002 R
Rehabilitation Cash Management account	**612 852**	568 528	505 753
The Rehabilitation Cash Management account is a money market fund investment. Interest is capitalised on a monthly basis.			

4. **RECEIVABLES AND PREPAYMENTS**

	2004 R	2003 R	2002 R
Trade receivables	**171 000**	173 180	1 868 664
Value-Added Tax	**7 930**	5 061	6 746
Income tax paid	**70 462**	–	–
Guarantees issued to the Department of Minerals and Energy for the rehabilitation of land disturbed by mining	**517 512**	–	–
Other receivables	–	11 671	98 555
	766 904	189 912	1 973 965

5. **SHORT-TERM INVESTMENT IN LISTED SHARES**

	2004 R	2003 R	2002 R
Aflease shares	**7 357 893**	–	–

On 26 November 2004, the Company purchased 4 million Aflease Gold and Uranium Resources Limited ("Aflease") shares in the open market at a cost of R1.83 per share. This acquisition was specifically to enable the sale of the same shares, through a private placement, to an interested party.

6. **AMOUNTS OWING BY/(TO) GROUP COMPANIES**

	2004 R	2003 R	2002 R
Amount owing by/(to):			
Aflease Gold and Uranium Resources Limited	**(15 393 320)**	(5 362 151)	9 617
Rietkuil Mining (Proprietary) Limited	**34 686**	(1 336 010)	–
AFL Plant and Engineering (Proprietary) Limited	**610 000**	–	
New Kleinfontein Gold Mine (Proprietary) Limited			
New Kleinfontein Gold Claims (Proprietary) Limited			
New Kleinfontein Rehabilitation Trust			
Morris Mining (Proprietary) Limited			
Mali Holdings (Proprietary) Limited			
	(14 748 634)	(6 698 161)	9 617

	2004 R	2003 R	2002 R
Split as follows:			
Amounts owing by Group companies	**644 686**	–	9 617
Amounts owing to Group companies	**(15 393 320)**	(6 698 161)	–
	(14 748 634)	(6 698 161)	9 617

The above loans are unsecured, interest free and there are no fixed terms of repayment.

7. AMOUNTS OWING TO RELATED PARTIES

	2004 R	2003 R	2002 R
Amount owing to K A Hart (Director of this Company)	–	(579 681)	(775 894)
Amount owing to N J Froneman (CEO – Aflease)	–	(56 053)	–
Total amounts owing to related third parties	–	(635 734)	(775 894)

The loans are unsecured and there are no fixed terms of repayment. Interest on the loan from Hollandsche Trust is paid monthly at prime interest rates.
The loan from Froneman is interest free.

8. CASH AND CASH EQUIVALENTS

	2004 R	2003 R	2002 R
Bank and cash balances	**191 657**	661 063	2 966 939

9. ORDINARY SHARE CAPITAL

	2004 R	2003 R	2002 R
Authorised			
200 000 000 ordinary shares of 1 cent each (2003: 200 000 000 ordinary shares of 1 cent each)	**2 000 000**	2 000 000	2 000 000
Shares issued			
188 028 100 (2003: 188 028 100) ordinary shares of 1 cent each	**1 880 281**	1 880 281	1 880 281

10. INTEREST BEARING BORROWINGS

	2004 R	2003 R	2002 R
Present value of finance lease obligations payable within 1 year	**920 909**	1 377 699	1 578 613
Minimum lease payments	**920 909**	1 638 699	1 578 613
Finance charges	–	(261 000)	–
Present value of finance lease obligations payable within 2 to 5 years	–	931 909	2 685 214
Minimum lease payments	–	670 909	2 685 214
Finance charges	–	261 000	–
Total borrowings	**920 909**	2 309 608	4 263 827
Short-term portion of finance leases	**(920 909)**	(1 377 699)	(1 578 613)
Total long-term borrowings	–	931 909	2 685 214

Finance lease liabilities consist of the following:

- Two secured loans from the Industrial Development Corporation of S.A. Limited, secured by a general notarial bond over immovable property of New Kleinfontein Gold Mine (Proprietary) Limited, bearing interest at prime and repayable in monthly instalments of R55 560 on each loan.
- Secured loan in respect of land acquired from the City Council of Ekurhuleni (previously Springs), bearing interest at 17% per annum and repayable in equal monthly instalments over a 60-month period.

	2004 R	2003 R	2002 R
11. REHABILITATION AND CLOSURE COST OBLIGATION			
East Rand operations	**1 027 500**	1 027 500	1 027 500
	1 027 500	1 027 500	1 027 500
12. TRADE AND OTHER PAYABLES			
Trade payables	**73 062**	472 078	2 461 781
Accruals	**24 258**	161 088	288 174
	97 320	633 166	2 749 955

13. PROVISIONS

	Taxation R	Leave pay R	Workmen's compensation R	Doubtful debts R	Other R	TOTAL 2004 R
At 1 July 2002	391 487	244 370	–	–	–	635 857
Additional provisions	15 181	291 832	–	–	1 246	308 259
Utilised during the year	–	–	–	–	–	–
31 December 2002	406 668	536 202	–	–	1 246	944 116
Additional provisions	–	27 023	266 416	171 000	48 000	512 439
Utilised during the year	(406 668)	(536 202)	–	–	(1 246)	(944 116)
31 December 2003	–	27 023	266 416	171 000	48 000	512 439
Additional provisions	–	–	–	–	48 000	48 000
Utilised during the year	–	(27 023)	(266 416)	–	–	(293 439)
31 December 2004	–	–	–	***171 000***	***96 000***	***267 000***

14. REVENUE

	2004 R	Group 2003 R	2002 R
Gold	–	3 962 895	4 993 590
Royalties	**3 499 998**	–	–
Sundry	**23 702**	–	119 813
	3 523 700	3 962 895	5 113 403

Royalties were received from Petrex (Proprietary) Limited, for mining on property owned by New Kleinfontein Mining Company Limited

15. WORKING COSTS

	12 months 2004 R	Group 12 months 2003 R	6 months 2002 R
Production costs	**179 636**	7 752 621	8 435 207
Amortisation and depreciation	**504 213**	837 431	429 084
	683 849	8 590 052	8 864 291

16. OPERATING LOSS

	Group		
	12 months 2004 R	12 months 2003 R	6 months 2002 R
Operating profit/(loss) is stated after charging:			
Auditors' remuneration	**70 000**	98 000	10 900
– Audit fees	**70 000**	96 000	10 900
– Expenses	–	2 000	–
Amortisation and depreciation	**504 213**	837 431	429 084
Exploration expenditure	**951 882**	2 703 053	–
Professional fees	**13 000**	611 291	–
– Consulting fees	–	355 291	–
– Other professional fees	**13 000**	256 000	–
Loss on sale of assets	–	(3 737)	–

17. NET FINANCE COSTS

Interest paid	**228 018**	699 593	632 402
Bank interest	–	1 557	475
Interest on finance leases	**185 652**	489 938	–
Interest on long-term facilities	–	–	157 582
Other interest	**42 366**	208 098	474 345
Interest received	**(162 641)**	(141 834)	(80 471)
Bank interest	–	(72 293)	(72 022)
Investments	**(78 093)**	(69 541)	(8 449)
Other interest	**(84 548)**	–	–
Net finance costs	**65 377**	557 759	551 931

18. TAXATION

South African taxation – current	–	–	–
Deferred taxation	–	406 666	(15 181)

No taxation has been provided as the Company has an estimated loss as at 31 December 2004.

The deferred taxation in the current year is a write back of deferred taxation raised in New Kleinfontein Gold Claims (Proprietary) Limited due to the liability arising on a permanent difference.

19. RELATED PARTY TRANSACTIONS

During the year, the Company repaid a loan of R56 053 to Mr N J Froneman (Chief Executive Officer). In the prior year, the Group sold assets with a carrying value of R2 153 927 to its Holding Company at the carrying value. Included in trade and other payables in the prior year were balances owed to directors of the Company amounting to R648 150. Included in other interest in the prior year was an amount of R102 451 paid on the balance with Hollandsche Trust (refer notes 6 and 16)

19.1 Interest of directors in share capital

At the accounting date, the Directors were beneficially and non-beneficially directly or indirectly interested in 2 546 363 (2003: 7 404 833; 2002: 28 653 733) of the issued ordinary shares of the ultimate holding Company.

19.2 Directors' interest in contracts

Other than the interest held by Mr N J Froneman (Chief Executive Officer) and M Steyn in the Neal Froneman Consortium which sold its entire interest in the issued ordinary share capital of the New Kleinfontein Mining Company Limited to Aflease, the directors had no direct or indirect interest in any transaction that the Group effected during the current or immediately preceding year, or in an earlier financial year and which remain in any respect outstanding or unperformed.

20. FINANCIAL INSTRUMENTS

20.1 Financial risk factors

Risk management carried out by the Group is approved by the Board of Directors.

- **Interest rate risk**

  The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no set policy on maintenance of a set proportion of borrowings in fixed rate instruments versus variable instruments. At the year-end no debt was at fixed rates.

- **Credit risk**

  The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any one financial institution.

- **Liquidity risk**

  Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

21. CASH GENERATED FROM/(UTILISED BY) OPERATIONS

		Group	
	12 months 2004 R	12 months 2003 R	6 months 2002 R
Profit/(Loss) before taxation	**1 760 835**	(9 395 591)	(10 264 677)
Interest paid	**228 018**	699 593	632 402
Interest received	**(162 641)**	(141 834)	(80 471)
Non-cash items:			
– Depreciation and amortisation	**504 213**	837 431	429 084
– Loss on disposal of property, plant and equipment	**–**	3 737	–
– Impairment of long-life assets	**–**	–	3 936 489
– Deferred taxation reversed	**–**	406 666	(438 783)
	2 330 425	(7 589 998)	(5 785 956)
Movement in working capital:			
Increase in inventories	**–**	–	124 890
(Increase)/Decrease in trade receivables and prepayments	**(576 992)**	1 784 053	1 329 484
(Decrease)/Increase in trade and other payables	**(781 285)**	(2 548 466)	392 013
Increase/(Decrease) in loans with Group companies	**8 050 473**	6 707 778	–
	9 022 621	(1 646 633)	(3 939 569)
Net finance costs			
Interest paid	**(228 018)**	(699 593)	(632 402)
Interest received	**162 641**	141 834	80 471
	(65 377)	(557 759)	(551 931)

Condensed consolidated interim results

BALANCE SHEET

as at

	Notes	30 June 2005 R	30 June 2004 R	31 December 2004 R
ASSETS				
Non-current assets		**4 730 945**	5 191 062	4 961 352
Property, plant and equipment		**4 096 393**	4 600 609	4 348 500
Rehabilitation cash management account		**634 552**	590 453	612 852
Current assets		**1 544 024**	**1 461 981**	**8 961 140**
Other receivables		**631 379**	677 891	766 904
Short-term investment in listed shares	1	**–**	–	7 357 893
Amounts owing by Group companies	2	**703 351**	–	644 686
Cash and cash equivalents		**209 294**	784 090	191 657
Total assets		**6 274 969**	**6 653 043**	**13 922 492**
EQUITY AND LIABILITIES				
Capital and reserves		**(4 528 621)**	(3 316 139)	(3 783 557)
Ordinary share capital		**1 880 281**	1 880 281	1 880 281
Share premium		**14 389 354**	14 389 354	14 389 354
Accumulated losses		**(20 798 256)**	(19 585 774)	(20 053 192)
Non-current liabilities		**10 407 825**	8 213 509	16 420 820
Interest bearing borrowings		**–**	408 245	–
Rehabilitation and closure cost obligation		**1 085 902**	1 027 500	1 027 500
Amounts owing to Group companies	2	**9 321 923**	6 777 764	15 393 320
Current liabilities		**395 765**	1 755 673	1 285 229
Current portion of interest bearing borrowings		**277 998**	1 333 440	920 909
Trade and other payables		**117 767**	152 210	97 320
Provisions		**–**	270 023	267 000
Total equity and liabilities		**6 274 969**	**6 653 043**	**13 922 492**

INCOME STATEMENT

for the period ended

	Note	6 months 30 June 2005 R	6 months 30 June 2004 R	12 months 31 December 2004 R
Revenue		–	3 499 998	3 523 700
Working cost		–	(30 454)	(179 636)
Gross profit		–	3 469 544	3 344 064
General and administrative expenditure		85 798	(39 036)	(61 757)
Exploration expenditure		(129 885)	(939 407)	(951 882)
Depreciation and amortisation		(252 107)	(252 107)	(504 213)
Finance cost		(93 154)	(124 382)	(228 018)
Interest received		35 406	113 641	162 641
Loss on sale of investments	1	(391 122)	–	–
(Loss)/Profit before taxation		(745 064)	2 228 253	1 760 835
Taxation		–	–	–
Net (loss)/profit for the year		(745 064)	2 228 253	1 760 835

CASH FLOW STATEMENT

for the period ended

	Notes	6 months 30 June 2005 R	6 months 30 June 2004 R	12 months 31 December 2004 R
Cash flows from operating activities		(6 342 925)	1 348 609	8 957 244
Cash generated from operations	3	(6 285 177)	1 359 350	9 022 621
Net finance costs paid	3	(57 748)	(10 741)	(65 377)
Cash flows from investing activities		6 945 071	(21 925)	(7 402 217)
Increase in rehabilitation cash management account		(21 700)	(21 925)	(44 324)
Proceeds on disposal of short-term investment in listed shares		6 966 771	–	–
Increase in short-term investment in listed shares		–	–	(7 357 893)
Cash flows from financing activities		(584 509)	(1 203 657)	(2 024 433)
Increase in rehabilitation and cost closure obligations		58 402	–	–
Net decrease in amounts owing to related parties		–	(635 734)	(635 734)
Payment of finance leases		(642 911)	(567 923)	(1 388 699)
Net decrease in cash and cash equivalents		17 637	123 027	(469 406)
Cash and cash equivalents at beginning of year		191 657	661 063	661 063
Cash and cash equivalents at end of year		209 294	784 090	191 657

STATEMENT OF CHANGES IN EQUITY

for the period ended

	6 months 30 June 2005 R	6 months 30 June 2004 R	12 months 31 December 2004 R
Ordinary share capital			
At the beginning of the year	**1 880 281**	1 880 281	1 880 281
Issued during the year	–	–	–
At the end of the year	**1 880 281**	1 880 281	1 880 281
Share premium			
At the beginning of the year	**14 389 354**	14 389 354	14 389 354
Issued during the year	–	–	–
At the end of the year	**14 389 354**	14 389 354	14 389 354
Accumulated losses			
At the beginning of the year	**(20 053 192)**	(21 814 027)	(21 814 027)
Net profit/(loss) for the year	**(745 064)**	2 228 253	1 760 835
At the end of the year	**(20 798 256)**	(19 585 774)	(20 053 192)

ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1. BASIS OF PREPARATION

These condensed consolidated interim financial statements of New Kleinfontein Mining Company Limited and its subsidiaries are for the six months ended 30 June 2005. They have been prepared in accordance with IAS 34, Interim Financial Reporting, and are covered by International Financial Reporting Standard ("IFRS") 1, First-time Adoption of IFRS, because they are part of the period covered by the Group's first IFRS financial statements for the year ended 31 December 2005. These condensed consolidated interim financial statements have been prepared in accordance with those IFRS standards and International Financial Reporting Interpretations Committee ("IFRIC") interpretations issued and effective or issued and early adopted as at the time of preparing these statements (August 2005). The IFRS standards and IFRIC interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were prepared in accordance with South Africa's Generally Accepted Accounting Principles ("SA GAAP") until 31 December 2004. SA GAAP differs in some areas from IFRS. No restatement of figures in respect of 2004 were required to reflect these adjustments as a result of the choices or exemptions. The condensed consolidated interim financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets through profit and loss.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Group's accounting policies. There were no areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements.

There were no significant changes to the Group's accounting policies as a result of the adoption of IFRS. Therefore there was no reconciliation done between SA GAAP and IFRS for equity or profit and loss.

1.1 Transition to IFRS

The Group's financial statements for the year ended 31 December 2005 will be the first annual financial statements that comply with IFRS. These interim financial statements have been prepared as described in Note 1.1. The Group has applied IFRS 1 in preparing these condensed consolidated interim financial statements.

The IFRS transition date is 1 January 2004. The Group prepared its opening IFRS balance sheet at that date. The reporting date of these condensed consolidated interim financial statements is 30 June 2005. The Group's IFRS adoption date is 1 January 2005.

In preparing these condensed consolidated interim financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

1.2 Exemptions from full retrospective application of IFRS– elected by the Group

The Group has elected to apply the following optional exemptions from full retrospective application.

- **Business combinations exemption**

  The Group has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

- **Exemption from restatement of comparatives for IAS 32 and IAS 39.**

  The Group elected to apply this exemption.

1.3 Exceptions from full retrospective application followed by the Group

The Group has applied the following mandatory exceptions from retrospective application.

- **Derecognition of financial assets and liabilities exception**

  Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IFRS. The application of the exemption from restating comparatives for IAS 32 and IAS 39 means that the Group recognised from 1 January 2005 any financial assets and financial liabilities derecognised since 1 January 2004 that do not meet the IAS 39 derecognition criteria. Management did not choose to apply the IAS 39 derecognition criteria to an earlier date.

- **Estimates exception**

  Estimates under IFRS at 1 January 2004 should be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.

- **Assets held for sale and discontinued operations exception**

  Management applies IFRS 5 prospectively from 1 January 2005. Any assets held for sale or discontinued operations are recognised in accordance with IFRS 5 only from 1 January 2005. Aflease did not have any assets that met the held-for-sale criteria during the period presented. No adjustment was required.

2. CONSOLIDATION

The consolidated financial information includes the financial statements of the Company and its subsidiaries.

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are no longer consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Group's share of the net assets of the subsidiary acquired, the difference is recognised directly to the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The 100% owned subsidiaries are the following:

- New Kleinfontein Gold Mine (Proprietary) Limited
- New Kleinfontein Gold Claims (Proprietary) Limited (100% held by New Kleinfontein Gold Mine (Proprietary) Limited)
- New Kleinfontein Rehabilitation Trust
- Mali Holdings (Proprietary) Limited
- Morris Mining (Proprietary) Limited (100% held by Mali Holdings (Proprietary) Limited)

3. REVENUE RECOGNITION

Revenue comprises the fair value of royalty income, net of VAT.

– Royalty income

Royalty income is recognised on an accruals basis in accordance with the substance of the relevant agreements.

All mining production was suspended by the Group in 2003. Royalty income commenced thereafter and stopped in early 2004.

– Interest income

Interest is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

4. EXPLORATION COST

Exploration costs are expensed as incurred.

5. PROPERTY, PLANT AND EQUIPMENT

– Gold claims

Gold claims are recognised at cost minus accumulated amortisation and accumulated impairment. Amortisation is calculated using the straight-line method over 8 years to allocate the cost of the asset to the residual value.

– Land and buildings

Land is recorded at cost minus accumulated impairment. Buildings are recorded at cost minus accumulated depreciation and accumulated impairment. Depreciation is calculated using the straight-line method over 20 years to allocate the cost of the asset to the residual value.

– Impairment

The carrying amount of the property, plant and equipment of the Group are annually compared to the recoverable amount of the assets, or whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less cost to sell.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognised in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years.

6. FINANCE LEASES

Leases of property, plant and equipment where the Group assumes a significant portion of risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between

the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The property, plant and equipment acquired under the finance lease are depreciated over the shorter of the useful life of the assets or the lease period.

7. FINANCIAL INSTRUMENTS

Financial instruments at fair value through profit and loss are initially measured at fair value. Other financial instruments are initially measured at fair value, including transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

Financial instruments carried on the balance sheet include cash and cash equivalents, investments, other receivables, trade and other payables, and borrowings.

- **Cash and cash equivalents**

  For the purposes of the cash flow statements, Cash and equivalents include deposits held at call with banks.

- **Investments**

  Classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date. The only investment is the following:

- **Financial assets at fair value through profit or loss**

  This category consists of the rehabilitation cash management account, that has been designated as a financial asset at fair value through profit or loss. The financial assets at fair value through profit or loss are subsequently valued at fair value. Movement in fair value are taken to the income statement.

- **Other receivables**

  These are subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The movement in the provision is recognised in the income statement.

- **Trade and other payables**

  Trade payables are stated at cost as cost approximates fair value, adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

- **Borrowings**

  Borrowings are measured at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

  Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

- **Equity instruments**

  Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

8. REHABILITATION COSTS

Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The net present value of estimated future rehabilitation cost estimates is recognised and provided for in the financial statements and capitalised to mining assets on initial recognition. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional environmental disturbances are

created. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money. The rehabilitation asset is amortised over the life of the mine.

Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalised to mining assets against an increase in rehabilitation provision. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and reasonably estimable.

9. PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

10. DEFERRED INCOME AND MINING TAXES

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1. SHORT-TERM INVESTMENT IN LISTED SHARES

	30 June 2005 R	30 June 2004 R	31 December 2004 R
Aflease shares	–	–	7 357 893

On 26 November 2004, the Company purchased 4 million Aflease Gold and Uranium Resources Limited ("Aflease") shares in the open market at a cost of R1.83 per share. This acquisition was specifically to enable the sale of the same shares, through a private placement, to an interested party. The loss of R391 122 on the sale of the investments in 2005 represents the loss on the eventual sale of these shares, which were sold at R1.75 per share.

2. AMOUNTS OWING BY/(TO) GROUP COMPANIES

	30 June 2005 R	30 June 2004 R	31 December 2004 R
Amount owing by/(to):			
Aflease Gold and Uranium Resources Limited	**(9 321 923)**	(6 768 261)	(15 393 320)
Rietkuil Mining (Proprietary) Limited	**93 351**	(9 503)	34 686
AFL Plant and Engineering (Proprietary) Limited	**610 000**	–	610 000
	(8 618 572)	(6 777 764)	(14 748 634)
Split as follows:			
Amounts owing by Group companies	**703 351**	–	644 686
Amounts owing to Group companies	**(9 321 923)**	(6 777 764)	(15 393 320)
	(8 618 572)	(6 777 764)	(14 748 634)

The above loans are unsecured, interest free and there are no fixed terms of repayment.

	30 June 2005 R	30 June 2004 R	31 December 2004 R
3. CASH GENERATED FROM OPERATIONS			
(Loss)/Profit before taxation	**(745 064)**	2 228 253	1 760 835
Interest paid	**93 154**	124 382	228 018
Interest received	**(35 406)**	(113 641)	(162 641)
Non-cash items:			
– Depreciation and amortisation	**252 107**	252 107	504 213
– Loss on sale of investments	**391 122**	–	–
	(44 087)	2 491 101	2 330 425
Movement in working capital:			
Decrease/(Increase) in other receivables	**135 525**	(487 982)	(576 992)
(Decrease)/Increase in trade and other payables	**(246 553)**	(723 372)	(781 285)
(Decrease)/Increase in loans with Group companies	**(6 130 062)**	79 603	8 050 473
	(6 285 177)	1 359 350	9 022 621
Net finance costs			
Finance cost	**(93 154)**	(124 382)	(228 018)
Interest received	**35 406**	113 641	162 641
	(57 748)	(10 741)	(65 377)

Post balance sheet events

Aflease announced on 23 August 2005 that it intended to acquire a controlling shareholding in Sub Nigel Gold Mining Company Limited ("Sub Nigel") in a deal which would involve the transfer of Aflease's wholly-owned New Kleinfontein Mining Company Limited, in which the Modder East project is housed, to Sub Nigel. The transaction has the support of 62% of Sub Nigel's shareholders and is intended to crystallise the value of Modder East. The new company will retain its JSE listing and will be named "Aflease Gold".

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE HISTORICAL FINANCIAL INFORMATION OF NEW KLEINFONTEIN

"The Directors
Sub Nigel Gold Mining Company Limited
301 Satbel Centre
2 de Smidt Street
Cape Town
8005

13 December 2005

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE REPORT OF HISTORICAL FINANCIAL INFORMATION OF NEW KLEINFONTEIN MINING COMPANY (PROPRIETARY) LIMITED ("NKMC")

INTRODUCTION

Aflease Gold and Uranium Resources Limited ("Aflease") and Sub Nigel Gold Mining Company Limited ("Sub Nigel") have entered into an agreement in terms of which Sub Nigel will, subject to the fulfilment of conditions precedent, acquire from Aflease all the issued shares in New Kleinfontein Mining Company (Proprietary) Limited ("New Kleinfontein") and all amounts due on loan account by New Kleinfontein to Aflease.

At your request and for the purpose of the circular to Aflease shareholders to be dated on or about 19 December 2005 ("the Circular"), we present our report on the financial information presented in the Report of Historical Financial Information of New Kleinfontein, included as Annexure 2 to the Circular, in compliance with the Listings Requirements of the JSE Limited.

RESPONSIBILITY

The compilation, contents and presentation of the Circular and the Report of Historical Financial Information are the responsibility of the directors of Sub Nigel.

Our responsibility is to express an opinion on the financial information presented in the Report of Historical Financial Information, included as Annexure 2 to the Circular.

SCOPE

Audit – periods ended 31 June 2002, 31 December 2003 and 31 December 2004

We conducted our work in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial information is free of material misstatements. Our audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures of the above mentioned financial information (including the evidence that was obtained by us relating to the audit of the financial statements underlying the financial information);
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall historical financial information presentation.

We believe that our audit provided a reasonable basis for our opinion.

Review – six months ended 30 June 2005

We conducted our review for the six-month period ended 30 June 2005 in accordance with the International Standard on Review Engagements 2400. This Standard requires that we plan and perform our work to obtain moderate assurance about whether the condensed consolidated interim financial information relating to the period ended 30 June 2005 is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit of the financial information relating to the period ended 30 June 2005 and, accordingly, we do not express an audit opinion thereon.

OPINION

Audit – periods ended 31 June 2002, 31 December 2003 and 31 December 2004

In our opinion, the financial information of New Kleinfontein for the periods ended 31 June 2002, 31 December 2003 and 31 December 2004, as set out in Annexure 2 to the Circular, fairly presents, in all material respects, and for the purposes of the Circular, the financial position of New Kleinfontein at the respective dates, and the results of its operations and cash flows for the periods then ended in accordance with South African Statements of Generally Accepted Accounting Practice.

Review – six-months ended 30 June 2005

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial information of New Kleinfontein for the six month period ended 30 June 2005, as set out in Annexure 2 to the Circular, has not been prepared, in all material respects, for the purposes of the Circular, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

We draw attention to Note 1, which explains New Kleinfontein's transition to International Financial Reporting Standards (IFRS) and that these condensed consolidated interim financial statements have been prepared in accordance with those IFRS Standards and International Financial Reporting Interpretations Committee (IFRIC) Interpretations as adopted at the time of preparing these statements (August 2005). The Standards and Interpretations that will be adopted and applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these condensed consolidated interim financial statements.

Yours faithfully

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

Sunninghill"

UNAUDITED *PRO FORMA* FINANCIAL INFORMATION

The unaudited *pro forma* financial information set out below is provided for illustrative purposes only in order to illustrate the effects of the acquisition on Sub Nigel' results and financial position. Due to the nature of the *pro forma* financial information, it may not give a fair reflection of Sub Nigel' financial position or income going forward after the acquisition. An independent reporting accountants' report on the *pro forma* financial information of the acquisition is included as Annexure 5. The *pro forma* financial information is the responsibility of the directors.

1. UNAUDITED *PRO FORMA* INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2005

	Sub Nigel Before R'000	New Kleinfontein Half Year 30 June 2005 R'000	New Kleinfontein Annualised 30 June 2005 R'000	Sub Nigel After R'000	Increase/ (Decrease) %
Revenue	–	–	–	–	
Expenditure	(3 528)	(296)	(592)	(4 120)	
Operating loss	(3 528)	(296)	(592)	(4 120)	
Mine development costs written off	(24 229)			(24 229)	
Net finance income/(cost)	8	(58)	(116)	(108)	
Loss before taxation	(27 749)	(354)	(708)	(28 457)	
Taxation	(54)			(54)	
Loss after taxation	(27 803)	(354)	(708)	(28 511)	
Loss on sale of investment		(391)		(391)	
Total				(28 902)	

Note:

The loss on sale of investment has not been annualised as it is non-recurring expenditure.

	Sub Nigel Before R'000	New Kleinfontein Half Year 30 June 2005 R'000	New Kleinfontein Annualised 30 June 2005 R'000	Sub Nigel After R'000	Increase/ (Decrease) %
Weighted average number of shares in issue	70 092			409 104	
Loss per share (cents)	(39.67)			(7.06)	82.2
Headline loss per share (cents)	(39.67)			(6.97)	82.4

Note:

The loss on sale of investment has not been annualised and has been excluded in the determination of the headline loss per share.

2. UNAUDITED *PRO FORMA* BALANCE SHEET AT 30 JUNE 2005

	Sub Nigel Before R'000	New Kleinfontein Half Year 30 June 2005 R'000	Combined R'000	Adjustments R'000	Sub Nigel After R'000	Increase/ (Decrease) %
ASSETS						
Non-current assets	7 074	4 731	11 805	321 361	333 166	
Mining assets – existing	3 492		3 492		3 492	
Intangible mining assets – existing	3 491	3 874	7 365		7 365	
Mining assets – acquired				321 361	321 361	
Property, plant and equipment	91	222	313		313	
Investments		635	635		635	
Current assets	1 786	840	2 626		2 626	
Inventory		53		53	53	
Trade and other receivables	558	631	1 189	–	1 189	
Bank balances and cash	1 175	209	1 384	–	1 384	
	8 860	5 571	14 431	321 361*	335 792	
EQUITY AND LIABILITIES						
Capital and reserves	8 233	(4 529)	3 704	329 980	333 684	
Share capital	35 335	16 269	51 604	309 182	360 786	
Reserves	(27 102)	(20 798)	(47 900)	20 798	(27 102)	
Non-current liabilities		1 364	1 364		1 364	
Interest bearing debt		278	278		278	
Rehabilitation and closure cost obligations		1 086	1 086		1 086	
Current liabilities	627	8 736	9 363	(8 619)	744	
Trade and other payables	296	117	413		413	
Provisions	150		150		150	
Short-term loan	181		181		181	
Amounts owing to Group companies		8 619	8 619	(8 619)		
Bank overdraft						
	8 860	5 571	14 431	321 361	335 792	
Ordinary shares in issue ('000)	73 753				412 765	
Net asset value per share (cents)	11.16				80.84	624.4
Net tangible asset value per share (cents)	6.43				1.20	(81.3)

NOTES TO THE *PRO FORMA* INCOME STATEMENT AND BALANCE SHEET

1. The "Before the acquisition" column reflects the loss and headline loss as extracted, without adjustment from the published audited results of Sub Nigel for the financial year ended 30 June 2005 and the calculation of the net asset value and tangible net asset value per share based on the aforementioned audited results.

2. The "After the acquisition" column reflects:
   - the loss and headline loss per share that would have resulted had the operating loss per the reviewed interim results of New Kleinfontein for the six months ended 30 June 2005 been annualised and combined with New Kleinfontein's loss on the sale of investment and with the results of Sub Nigel for the financial year ended 30 June 2005, and on the assumption that the acquisition was implemented and was settled by the issue of the subscription shares on 1 July 2004; and
   - the net asset value and tangible net asset value per share at 30 June 2005 on the assumption that the acquisition was implemented and was settled by the issue of the subscription shares on that date.

   In addition, the "After the acquisition" column assumes that all the intangible assets acquired as a result of the acquisition are attributable to mining assets. On determination of the fair value of the assets acquired in accordance with AC 131 ("*Business Combinations*"), the loss, headline loss, net asset value and tangible net asset value per share may be subject to adjustment.

3. No effect has been given in the *pro forma* financial effects above to:
   - the general issues of shares for cash by Sub Nigel subsequent to 30 June 2005, comprising an issue of 2 000 000 Sub Nigel shares on 18 August 2005 and a further issue of 9 000 000 Sub Nigel shares as announced on SENS on 4 October 2005;
   - the issue of 400 000 Sub Nigel shares on 4 October 2005 to S Ward in terms of the Sub Nigel Share Incentive Scheme; and
   - the vesting of 8 000 000 Sub Nigel employee share options on the implementation of the acquisition.

* This amount has been supported by the CPR prepared by SRK Consulting which was reproduced in the circular to Aflease shareholders dated 5 September 2005 on page 175.

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE *PRO FORMA* FINANCIAL INFORMATION

"The Directors
Sub Nigel Gold Mining Company Limited
PO Box 262
Dunnotar
1496

13 December 2005

Dear Sirs

REPORTING ACCOUNTANTS REPORT ON THE *PRO FORMA* FINANCIAL EFFECTS OF THE PROPOSED ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF AND ALL LOAN ACCOUNT CLAIMS AGAINST NEW KLEINFONTEIN MINING COMPANY (PROPRIETARY) LIMITED BY SUB NIGEL GOLD MINING COMPANY LIMITED ("SUB NIGEL") ("THE ACQUISITION")

INTRODUCTION

We report on the unaudited *pro forma* financial effects and the *pro forma* consolidated balance sheet and income statement as set out in paragraph 3 of the circular to Sub Nigel shareholders, to be dated on or about 19 December 2005 ("the circular"). The abovementioned *pro forma* financial information has been prepared, for illustrative purposes only, to provide information about how the acquisition might have affected Sub Nigel's financial information presented for the year ended 30 June 2005 on the assumption that the acquisition had been implemented during that period.

Because of their nature, the unaudited *pro forma* financial effects and *pro forma* consolidated balance sheet and income statement may not fairly present Sub Nigel's financial position after the acquisition.

At your request, and for purposes of the acquisition, we present our report on the unaudited *pro forma* financial effects and the *pro forma* consolidated balance sheet and income statement of Sub Nigel in compliance with the Listings Requirements of the JSE Limited.

RESPONSIBILITIES

The directors of Sub Nigel are solely responsible for the preparation of the unaudited *pro forma* financial effects and the *pro forma* consolidated balance sheet and income statement of Sub Nigel to which this reporting accountants' report relates, and for the financial statements and financial information from which it has been prepared. It is our responsibility to express an opinion on the unaudited *pro forma* financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited *pro forma* financial information and *pro forma* consolidated balance sheet and income statement of Sub Nigel beyond that owed to those to whom those reports were addressed at their dates of issue.

BASIS OF OPINION AND SCOPE OF WORK PERFORMED

Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the unadjusted financial information to the reviewed consolidated financial statements of Sub Nigel for the year ended 30 June 2005, considering the evidence supporting the adjustments, recalculating the amounts based on the information obtained and discussing the unaudited *pro forma* financial information with the directors of Sub Nigel. Because the above procedures do not constitute either an audit or a review made in accordance with Statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the unaudited *pro forma* financial information, other than the opinion set out below. Had we performed additional procedures or had we performed an audit or review of the pro forma financial information in accordance with Statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

OPINION

Based on our procedures, nothing has come to our attention that causes us to believe that:

- the unaudited pro forma financial effects and the pro forma consolidated balance sheet and income statement have not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of Sub Nigel; and
- the adjustments are not appropriate for the purposes of the unaudited pro forma financial effects and the *pro forma* consolidated balance sheet and income statement, as disclosed, in terms of section 8.30 of the JSE Listings Requirements.

Yours faithfully

GRANT THORNTON
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg"

TRADING HISTORY OF SUB NIGEL ORDINARY SHARES ON THE JSE

The highest, lowest and closing share prices and volumes traded of Sub Nigel ordinary shares on the JSE, quarterly from September 2003 to June 2005, monthly from September 2004 to August 2005 and daily from 1 November 2005 to 12 December 2005, being the last practicable date, are set out below.

The highest, lowest and closing prices of Sub Nigel ordinary shares on the JSE for each quarter commencing from September 2003 to June 2005 and the aggregated quarterly volume are as follows:

Quarter ended	High Sub Nigel ordinary share price (cents)	Low Sub Nigel ordinary share price (cents)	Closing Sub Nigel ordinary share price (cents)	Volume traded
2003				
September	50	22	34	4 426 208
December	41	25	26	1 889 673
2004				
March	68	25	60	2 745 608
June	182	60	98	5 574 020
September	98	53	72	1 171 315
December	80	60	71	3 664 106
2005				
March	75	55	75	3 551 490
June	100	70	95	28 371 274

The highest, lowest and closing price of Sub Nigel ordinary shares on the JSE for each month commencing from 1 September 2004 to 31 August 2005 and the aggregated monthly volume are as follows:

Month ended	High Sub Nigel ordinary share price (cents)	Low Sub Nigel ordinary share price (cents)	Closing Sub Nigel ordinary share price (cents)	Volume traded
2004				
September	90	71	72	223 784
October	76	67	70	633 945
November	80	65	70	1 526 209
December	78	60	71	1 503 952
2005				
January	71	65	65	452 181
February	70	60	65	1 017 815
March	75	55	75	2 081 494
April	90	70	78	7 954 386
May	88	70	86	18 410 468
June	100	80	95	2 006 420
July	115	88	93	7 441 901
August	145	88	136	3 873 722

The highest, lowest and closing prices of Sub Nigel ordinary shares on the JSE for each trading day commencing from 1 November 2005 to 12 December 2005, being the last practicable date, and the aggregate daily volume traded are as follows:

Daily		High Sub Nigel ordinary share price (cents)	Low Sub Nigel ordinary share price (cents)	Closing Sub Nigel ordinary share price (cents)	Volume traded
2005					
November	1	150	145	146	259 272
	2	145	142	142	52 828
	3	146	140	146	263 400
	4	155	146	150	142 500
	7	160	147	147	19 850
	8	164	154	155	287 500
	9	160	156	156	138 137
	10	164	142	150	136 280
	11	160	155	155	7 400
	14	158	145	145	30 080
	15	154	148	148	80 100
	16	155	140	155	51 000
	17	159	150	158	71 450
	18	170	158	170	233 608
	21	174	161	173	221 785
	22	185	174	175	79 618
	23	185	165	178	220 468
	24	171	158	168	411 708
	25	168	164	164	16 127
	28	170	164	170	213 900
	29	179	158	165	70 460
	30	165	150	165	496 940
December	1	165	160	165	18 827
	2	175	163	163	58 688
	5	163	160	160	33 000
	6	161	160	160	165 200
	7	170	160	170	150 915
	8	175	170	175	89 815
	9	179	175	179	51 530
	12	185	177	184	127 970

FAIR AND REASONABLE OPINION FROM INDEPENDENT PROFESSIONAL EXPERT

"Sub Nigel Gold Mining Company Limited
PO Box 51004
Bakenveld
Witbank
1035

For Attention: The Board of Directors

12 December 2005

Dear Sirs

FAIR AND REASONABLE OPINION REGARDING THE PROPOSED ACQUISITION BY SUB NIGEL GOLD MINING COMPANY LIMITED OF THE ENTIRE ISSUED SHARE CAPITAL OF NEW KLEINFONTEIN MINING COMPANY (PROPRIETARY) LIMITED, A WHOLLY-OWNED SUBSIDIARY OF AFLEASE GOLD AND URANIUM RESOURCES LIMITED

Except where expressions are specifically defined in this letter, the definitions outlined in the Definitions section included in the circular to Sub Nigel shareholders to be dated on or about 19 December 2005 and of which this letter forms a part, have been used mutatis mutandis throughout this letter.

1. BACKGROUND

It was announced on SENS on Tuesday, 23 August 2005, that the Sub Nigel board had been approached by Aflease with a view to Sub Nigel acquiring the entire issued share capital of New Kleinfontein, subject to certain conditions precedent. As consideration for the acquisition, Sub Nigel will issue new shares in the ordinary share capital of Sub Nigel to Aflease, to the extent that, after the acquisition, existing Sub Nigel shareholders will hold 20% of the merged entity and Aflease will hold the remaining 80% of the merged entity.

The rationale for the transaction is to create a new gold vehicle incorporating Aflease's East Rand gold assets, which includes the Modder East project housed in New Kleinfontein, as well as Sub Nigel's East Rand and Free State gold assets. The new company will be renamed Aflease Gold.

2. PURPOSE AND SCOPE

The transaction is deemed to be an affected transaction in terms of the Securities Regulation Code on Takeovers and Mergers as its implementation will result in a change of control of Sub Nigel. At your request and for purposes of the proposed transaction we present our report stating our opinion as to whether the terms and conditions of the transaction, as set out in the circular, are fair and reasonable to the shareholders of Sub Nigel. Our opinion and report have been prepared in accordance with Rule 3 of the Code.

3. DEFINITION OF "FAIR" AND "REASONABLE"

The term fairness can be understood to refer primarily to an assessment of quantitative issues. For illustrative purposes, the proposed transaction would be considered to be fair to Sub Nigel shareholders if the dilution of their existing holdings as a consequence of the implementation of the transaction is compensated for, or more than compensated for, by the benefit obtained by existing shareholders after the transaction.

The term reasonableness can be understood to relate mainly to an assessment of the qualitative issues surrounding the proposed transaction. Therefore, for illustrative purposes, a transaction that is unfair may still be reasonable, or vice versa, after taking into consideration other significant factors of a qualitative nature such as Sub Nigel's access to capital and possible alternative business opportunities.

4. INFORMATION AND SOURCES OF INFORMATION

We have relied upon financial, operational and other information prepared by the management of Sub Nigel, Aflease and New Kleinfontein and information from various public, financial and industry sources. In arriving at our opinion we have, where applicable, considered, reviewed and analysed the said information. The principal sources of information used in arriving at our opinion are as follows:

4.1 In respect of Sub Nigel:

- the reviewed financial results of Sub Nigel for the year ended 30 June 2005 and the audited financial statements for the year ended 30 June 2004;
- the current financial position of Sub Nigel on the basis of its latest available management accounts and discussions with management;
- management's estimates of Sub Nigel's operating and exploration costs;
- a review of the scoping study documentation with respect to the Sub Nigel assets completed in 2004;
- the legal due diligence report on Sub Nigel prepared by Harrison Attorneys, dated 7 October 2005;
- the historical share price performance and trading volumes of Sub Nigel shares on the JSE, with specific reference to values and volumes before and after the announcement of the transaction;
- all financial announcements issued by Sub Nigel during the last 12 months on SENS and in the press;
- discussions with the directors and management of Sub Nigel on the rationale for and the terms and conditions of the proposed transaction;
- site visits to inspect the current Sub Nigel assets before the proposed transaction; and
- the shareholding structure of Sub Nigel before and after the transaction.

4.2 In respect of New Kleinfontein:

- audited financial statements of Aflease and New Kleinfontein for the years ended 31 December 2004 and 31 December 2003;
- reviewed interim financial statements of Aflease and New Kleinfontein for the period ended 30 June 2005;
- the current financial position of Aflease and New Kleinfontein on the basis of their latest available management accounts and discussions with management;
- management's estimates of New Kleinfontein's operating and exploration costs;
- a review of the mine development study documentation on the Modder East property completed in March 2005;
- the circular to Aflease shareholders, dated 5 September 2005, regarding the disposal of a 26% share of certain Aflease assets to historically disadvantaged South Africans, incorporating a Competent Person's Report on the mining assets of Aflease;
- the conclusions of the legal due diligence investigations conducted by Deneys Reitz Attorneys on New Kleinfontein; and
- site visits to inspect the assets forming the subject of the transaction.

4.3 In respect of the proposed transaction and the creation of Aflease Gold:

- the legal agreements between Sub Nigel and Aflease governing the terms and conditions of the transaction;
- the Competent Person's Report on the proposed share swap between Aflease and Sub Nigel, attached as Annexure 8 to the circular, issued by SRK Consulting and incorporating the Competent Person's assessment of the most appropriate exchange ratio to apply in the transaction;
- the envisaged operating structure and prospects of Aflease Gold as provided in paragraph 2 of the revised listings particulars accompanying the circular and in paragraph 2.2 of the Competent Person's Report; and
- a review and assessment of the prevailing economic, legal and market conditions both generally and specifically in the industry in which Sub Nigel operates (and Aflease Gold will be operating), as obtained from industry and other public sources.

5. PROCEDURES PERFORMED AND MATERIAL FACTORS CONSIDERED

In considering the fairness and reasonableness of the transaction, we have performed the following procedures and considered the following material factors:

5.1 General:

- we obtained an understanding of Sub Nigel's current mining assets before the transaction, management's current strategic plan, and the current Sub Nigel mine development plan;
- from the above, we considered the likelihood of the company's return to operating profitably given its current mining assets and cost structure, and the risks and prospects of the current Sub Nigel assets as a stand-alone operation;
- we considered possible alternative options and business opportunities available to improve Sub Nigel's access to capital and viable resources and/or reserves, were the transaction not to proceed;
- we obtained an understanding of New Kleinfontein's current mining assets, management's current strategic plan, the current Modder East mine development study, and the risks and prospects of the New Kleinfontein assets as a stand-alone operation;
- we obtained an understanding of the proposed strategic and mine development plans for Aflease Gold after the transaction, that is for the combined Sub Nigel assets and New Kleinfontein assets;
- we considered the implications of the proposed structure in terms of the value proposition offered to Sub Nigel shareholders before and after the transaction, taking into account share price movements, our assessment of the exchange ratio and the abovementioned procedures; and
- we confirmed our understanding of the above through discussions with management of both companies.

5.2 Exchange ratio:

- we considered the approach used by Sub Nigel and Aflease to determine the exchange ratio, on the basis of which the number of new Sub Nigel shares to be issued for the acquisition has been quantified;
- we examined the underlying assumptions and methods used by SRK Consulting, the independent consultant appointed by both parties, in determining the exchange ratio;
- we examined the conclusions reached by SRK Consulting as to its relative assessment of the Sub Nigel assets and the New Kleinfontein assets on the basis of the total mineral resources of each, both with and without allowing for the variation between the different classifications of mineral resources (using a sensitivity analysis); and
- where necessary, we obtained qualified technical advice to verify the appropriateness of the assumptions used, methods employed and conclusions reached by SRK Consulting.

Our investigations resulted in our opinion that:

- it is not feasible to perform a valuation of the respective mining and exploration assets because of the material differences in quality and the insufficient detail of available information;
- the exchange ratio arrived at by SRK Consulting provides an acceptable basis for arriving at the agreement between the parties; and
- the approach to determine the exchange ratio with reference to an evaluation by an independent consultant of total mineral resources is appropriate given the circumstances.

6. LIMITING CONDITIONS

This letter and opinion herein contained is provided solely for the benefit of the board of directors and shareholders of Sub Nigel in connection with the proposed transaction. This report is not addressed to and may not be relied upon by any other third party for any purpose whatsoever.

Our opinion is necessarily based upon information provided to us by management, other industry information available to us and the economic, financial, stock market, regulatory and other conditions and circumstances existing and disclosed to us as at the date hereof. Accordingly, it should be understood that subsequent developments may affect our opinion, which we are under no obligation to update, revise or re-affirm.

We have critically evaluated the information provided to us and, where practically possible, have corroborated the reasonableness of the information provided to us for the purposes of our opinion, including any publicly available information, whether in writing or obtained in discussion with the directors and management of Sub Nigel and Aflease. Nothing has come to our attention to lead us to believe the information is not reasonable. The terms of our engagement and our procedures and enquiries neither constituted nor included an audit in terms of the Statements of South African Auditing Standards in any way whatsoever. Accordingly, we assume no responsibility and make no representations with respect to the accuracy of any information provided to us in respect of Sub Nigel, Aflease, New Kleinfontein and the transaction.

Our opinion is intended for the general body of shareholders and does not constitute a recommendation to any individual Sub Nigel shareholder as to how such shareholder should vote on the transaction. The decision of an individual shareholder to vote in favour of or against the proposed transaction may be influenced by such shareholder's particular circumstances. Accordingly, shareholders are advised to consult an independent advisor if they are in any doubt as to the merits or otherwise of the transaction.

7. **OPINION**

Based upon and subject to the aforegoing, we are of the opinion that the terms and conditions of the proposed transaction are fair and reasonable to the shareholders of Sub Nigel.

8. **INDEPENDENCE**

Sasfin Capital is the sponsor to Sub Nigel but has no interest, direct or indirect, beneficial or non-beneficial, in the shares of the Company, nor does it have any material interest either in the transaction or in the success or failure thereof.

9. **CONSENT**

We consent to the inclusion of this letter and the reference to our opinion in the circular to be issued to Sub Nigel's shareholders in the form and context in which it appears.

Yours faithfully

Sasfin Capital
(A division of Sasfin Bank Limited)
PO Box 95104
Grant Park
2051"

AN INDEPENDENT COMPETENT PERSON'S REPORT ON THE SHARE-SWAP RELATED ASSETS OF AFLEASE GOLD & URANIUM RESOURCES LIMITED AND SUB NIGEL GOLD MINING COMPANY LIMITED REPUBLIC OF SOUTH AFRICA

Prepared for:

Aflease Gold & Uranium Resources Limited
&
Sub Nigel Gold Mining Company Limited

Prepared by:

Steffen, Robertson and Kirsten
(South Africa) (Proprietary) Limited,
SRK House, 265 Oxford Road,
Illovo, Johannesburg,
Republic of South Africa.

Tel: +27-(0)11-441 1111
Fax: +27-(0)11-441 1139

TABLE OF CONTENTS

TABLE OF TABLES

TABLE OF FIGURES

Reference to Section 12 General/Exploration Companies	Report Section
12.3(e)	1.3.1, 1.3.2
12.7(b) – (d)	3.6
12.8(c) – (e)	1.3.2, 1.5
12.9(a) – (d)	SRK Covering letter, Introduction; 1.2, 1.5
12.9(e)	This table and in margins of CPR
12.9(f)	Sections not complied with highlighted in this table; 1.4
12.10(a)(i)	2.3, 3.5, 4.3.1, 4.3.2, 4.3.4, 4.4.2, 4.5.1, 4.7.1
12.10(a)(ii)	4.3.2, 4.3.4, 4.3.6, 4.4.3, 4.4.7, 4.4.8
12.10(a)(iii)	4.3.4, 4.3.6, 4.4.3, 4.7.2
12.10(a)(iv – vi)	4.3, 4.4, 4.4.6, 4.5, 4.6.1, 4.8.1
12.10(a)(vii – viii)	3.6, 4.3, 4.4, 4.5, 4.6, 4.7, Figures 3.3, 3.6,
12.10(a)(ix)	1.3, 4.3, 4.4, 4.5
12.10(a)(x)	2.3, 3.4, 4.3, 4.5, 4.6, 4.7
12.10(a)(xi)	3; 4.4, Figures 3.1, 3.2, 3.3, 3.4, 3.5, 3.6,
12.10(a)(xii)	4.3.5, 4.3.6, 4.3.7, 4.4.5, 4.7.1, 4.8.1
12.10(a)(xiii)	4.3.7, 4.4.5,
12.10(a)(xiv)	Tables 4.2 to 4.6
12.10(a)(xv)	Not applicable
12.10(a)(xvi)	3.6, Table 3.1
12.10(b)(i – iii)	4.3, 4.4, 4.5, 4.7, Tables 4.1 to 4.4, 5.2, 5.3, 5.4
12.10(b)(iv)	Not applicable
12.10(b)(v)	5.2, 5.3, 5.4
12.10(b)(vi)(1)	4.3
12.10(b)(vi)(2)	4.3, 4.5
12.10(b)(vi)(3)	4.3, 4.5
12.10(b)(vi)(4)	4.3
12.10(b)(vi)(5)	4.3, 5.2, 5.3
12.10(b)(vi)(6)	5.2, 5.3, 5.4
12.10(b)(vi)(7)	4.3, 4.5
12.10(b)(vi)(8)	4.3, 4.4, 4.5, 4.6, 4.8, 5.3, 5.4
12.10(b)(vi)(9)	1.3, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8
12.10(c)	2.4.3, 2.4.5
12.10(d)	Figures 2.2, 2.3, 2.4, 2.5; Figures 3.1, 3.2, 3.3, 3.4, 3.5, 3.6
12.10(e)(i – ii)	2.4.3, Table 2.6, 2.4.4, 2.4.5, Table 2.7 Figures 2.3, 2.4, 2.5
12.10(f)(i – ii)	4.3, 4.4, 4.5, 4.7
12.10(g)	1.3.2

Reference to Section 12 General/Exploration Companies	Report Section
12.10(h)(i – iii)	3.6.5, Table 3.1
12.10(i) – (j)	1.3, 2.3, 4.4, 4.5, Tables 2.1, 2.2, 2.3, 2.4, 2.5
12.10(k)	Glossary, Abbreviations and Units

Mining Companies	Reference to Section 12 Report Section
12.14(a)(i)	Not applicable
12.14(a)(ii)	Not applicable
12.14(a)(iii – iv)	Not applicable
12.14(a)(v – vii)	Not applicable
12.14(a)(viii)	Not applicable
12.14(a)(ix – x)	Not applicable
12.14(a)(xi)	Not applicable
12.14(a)(xii)	Not applicable
12.14(a)(xiii)	Not applicable
12.14(a)(xiv)	Not applicable
12.14(a)(xv)	Not applicable
12.14(a)(xvi)	Not applicable
12.14(a)(xvii)	Not applicable
12.14(a)(xviii)	Not applicable
12.14(a)(xix – xx)	Not applicable
12.14(b)(i)	Not applicable
12.14(b)(ii – iii)	Not applicable
12.14(b)(iv – vi)	Not applicable
12.14(b)(vii)	Not applicable
12.14(b)(viii)	Not applicable
12.14(b)(ix)	Not applicable
12.14(b)(x)	Not applicable
12.14(b)(xi)	Not applicable
12.14(b)(xii)	Not applicable
12.14(b)(xiii)	Not applicable
12.14(b)(xiv)	Not applicable
12.14(b)(xv)	Not applicable
12.14(b)(xvi)	Not applicable
12.14(b)(xvii)	Not applicable
12.14(b)(xviii)	Not applicable

AN INDEPENDENT COMPETENT PERSON'S REPORT ON THE SHARE-SWAP RELATED ASSETS OF AFLEASE GOLD & URANIUM RESOURCES LIMITED AND SUB NIGEL GOLD MINING COMPANY LIMITED, REPUBLIC OF SOUTH AFRICA

Our Ref: SA355633 aflease subnigel final cpr.doc 4 November 2005

1. INTRODUCTION

1.1 Background

SRK Consulting (South Africa) (Proprietary) Limited ("SRK") has been commissioned by the directors of Aflease Gold & Uranium Resources Limited ("Aflease") and Sub Nigel Gold Mining Company Limited ("SNGM") to prepare a Competent Person's Report ("CPR") on certain mining and exploration assets belonging to Aflease and SNGM (collectively the "Share Swap Assets") that have formed the basis for a proposed share swap arrangement between Aflease and SNGM (jointly referred to as the "Companies").

The Aflease eastern gold assets (the "Aflease Assets") comprise:

- A 100% interest in New Kleinfontein Gold Mine (Proprietary) Limited ("NKGM"), which will be the operator of the Modder East Gold Project ("Modder East") situated on the East Rand. NKGM owns the mineral rights to the Modder East, New Kleinfontein and Turnbridge Gold Projects;
- Through its interest in NKGM, a 100% interest in New Kleinfontein Gold Claims (Proprietary) Limited ("NKGC"), which owns the mineral rights to the area known as UC Prospecting, which is adjacent to Modder East and forms part of the Modder East Project.

The SNGM gold assets (the "SNGM Assets") comprise:

- A 100% interest in the Sub Nigel Mining area which includes the defunct Sub Nigel Mine ("Sub Nigel") and Spaarwater Mine, and portions of the gold prospects known as West Vlakfontein and West Spaarwater, situated on the East Rand (collectively the "Spaarwater Project");
- A 100% interest in the Ventersburg Project Area situated near the Free State Goldfields.

1.2 Rationale for Circular

Aflease has entered into an agreement with SNGM whereby the Aflease Assets will be reversed into SNGM and merged with the SNGM Assets and the enlarged company will be renamed. The reverse listing of the Aflease Assets will be effected by Aflease and SNGM exchanging shares at an agreed ratio, which is more fully set out in the Circular and this CPR.

In accordance with the listing requirements of the JSE and the SAMREC Code, this CPR has been prepared under the direction of the Competent Person (the "CP") who assumes overall professional responsibility for the document. The CPR however is published by SRK, the commissioned entity, and accordingly SRK assumes responsibility for the views expressed herein. Consequently with respect to all references to the CP and SRK: 'all references to SRK mean the CP and *vice-versa*'.

1.3 Verification, Validation and Reliance

This CPR is dependent upon technical and legal input. SRK has reviewed the technical information as provided by the Companies. SRK has:

- Conducted a review and assessment of all material technical issues likely to influence the estimation of Mineral Resources for the Share Swap Assets:
  - Inspection visits to the Share Swap Assets sites between March and August 2005;
  - A review of mine development study documentation on the Modder East property completed in March 2005;
  - A review of scoping study documentation with respect to the SNGM Assets completed in 2004;
  - A review of exploration work and revisions to Mineral Resource estimates up to August 2005;
  - Discussion and enquiry following access to key personnel based at the Share Swap Assets and corporate office;

- – A review and, where considered appropriate by SRK, modification of the estimates and classification of the Mineral Resources at the Share Swap Assets as at 31 December 2004;
  - – An examination of historical information and results made available by the Companies in respect of the Share Swap Assets; and
- Satisfied itself that such information is both appropriate and valid for the determination of a share swap ratio as reported herein. SRK considers that with respect to all material technical matters, it has undertaken sufficient investigations, both in terms of level of investigation and level of disclosure.

SRK has performed all necessary validation and verification of the information provided by the Companies in order to place an appropriate level of reliance on such information.

1.3.1 Technical Reliance

SRK places reliance on the CPs of Aflease and SNGM that all technical information provided to SRK at the time of writing is both valid and accurate for the purpose of compiling this CPR. SRK has examined the processes used to estimate the mineral resources and comment on these is set out in CPR.

The information with respect to Mineral Resources for the Aflease Assets was prepared under the direction of Mr C J Muller, PrSciNat (Modder East) and Mr P M Camden Smith, PrSciNat (New Kleinfontein and Turnbridge).

The information with respect to Mineral Resources for the SNGM Assets was prepared by Mr H G Veldsman (Spaarwater Project) and Mr A N Labuschagne (Ventersburg Project).

1.3.2 Legal Reliance

In consideration of all legal aspects relating to the Share Swap Assets, SRK has placed reliance on legal due-diligence reports prepared under the direction of Mr Michael Harrison BCom. LLB, a Director of Harrison Attorneys, and information provided by Aflease.

The reports by Mr Harrison provide "title opinion which is intended to comment only on Aflease's right to mine, and, as such, does not deal with aspects such as possible land claims, necessary surface rights and environmental issues" and "identify the Sub Nigel Project Areas, and confirm whether Sub Nigel has lodged compliant Prospecting and Mining Right Applications for the Sub Nigel Project Areas, and comment on the likelihood of success of these applications".

In respect of Sections 12.8(e) and 12.10(g) of the Listings Requirements, SRK notes that a detailed statement of any legal proceedings that may have an influence on the rights to explore for minerals has been included in the body of the circular.

1.4 Limitations and Reliance on Information

SRK's opinion is effective 1 October 2005 and is based on information provided by the Companies throughout the course of SRK's investigations, which in turn reflect various technical conditions prevailing at the time of writing. These conditions can change significantly over relatively short periods of time and as such the information and opinions contained in this report may be subject to change.

At the time of writing no indication of the sensitivity of the Mineral Resources to commodity prices were available.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, SRK does not consider them to be material.

The sponsors for the Transaction obtained the following ruling from the Listings Division of the JSE Securities Exchange (South Africa) (Proprietary) Limited ("JSE"):

"I think it would be acceptable to only have the Mineral Resource estimates presented from Sub Nigel and New Kleinfontein in order to demonstrate the share swap ratio. However, as suggested by Mr Demana, the CPR should also demonstrate how the value of the Modder East Project (which has been taken to a higher level of feasibility) has been built into the share swap ratio."

SRK has accordingly prepared this CPR in terms of disclosure for Exploration Companies as set out in Chapter 12 of the JSE Listings Requirements. This CPR therefore does not cover any of the aspects related to Mining Companies, viz. sections 12.12 to 12.15.

1.5 Qualifications of Consultant

SRK is part of the SRK Group that comprises 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgement issues. The SRK Group has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, CPRs and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs. SRK also has specific experience in commissions of this nature.

This CPR has been prepared based on a technical review by a team of consultants sourced from the SRK's offices in South Africa over a three-month period. These consultants are specialists in the fields of geology, resource estimation and classification, underground and open-pit mining and mineral economics.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any significant beneficial interest in Aflease, SNGM or in the assets of Aflease or SNGM. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals who have provided input to this CPR, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions:

- Michael Harley, PrSciNat, MSAIMM, MAusIMM, PhD;
- Wally Waldeck, PrEng, FSAIMM, AMAMMSA, BSc(Eng), MBA;
- Andrew McDonald, CEng, FSAIMM, MIMMM, MSc, MBL.

The Qualified Person with overall responsibility for reporting of Mineral Resources in this CPR is Dr M Harley PrSciNat (SACNASP) MSAIMM, MAusIMM, PhD, who is a partner of SRK. Dr Harley is a mining geologist with 15 years' experience in the mining industry and has been responsible for the reporting of Mineral Resources on various properties in Southern Africa and internationally during the past five years.

The Qualified Person with overall responsibility for determination of the share swap ratio and the compilation of this CPR is Mr H G (Wally) Waldeck, PrEng (ECSA), FSAIMM, BSc(Eng), MBA, who is a partner of SRK. Mr Waldeck is a mining engineer with 30 years' experience in the mining industry and has supervised numerous due-diligence reviews and various technical studies in Southern Africa and internationally during the past five years.

2. PROPERTY DESCRIPTION AND HISTORY OF THE SHARE SWAP ASSETS

2.1 Introduction

This section gives a brief overview of the Companies and the Share Swap Assets including, the location, historical company development, property description, and historical results.

2.2 Share Swap Assets and Envisaged Operating Structure

Aflease recently announced its intention to merge with Southern Cross Resources Inc., a Canadian mineral exploration company listed on the Toronto Stock Exchange ("TSX"). The new entity will become Aflease's primary listing on the TSX, under the name SXR Uranium One. Aflease's presence on the Resources – Gold Mining sector of the JSE will become a secondary listing in the name of SXR Uranium One, subject to court and shareholder approval of the scheme of arrangement. Aflease's secondary listing on the NASDAQ exchange in the USA will continue but in the name of SXR Uranium One.

Aflease proposes to reverse the Aflease Assets into SNGM. The larger listed entity will then be renamed as Aflease Gold Limited.

SNGM is a public company listed on the JSE under the Resources – Gold Mining sector. SNGM proposes to place the SNGM Assets into the new entity Aflease Gold Limited.

The Share Swap Assets and how they fit into the organisational structures of the Companies before and after the proposed reverse takeover of SNGM by Aflease are shown in Figure 2.1.

The locality of the Share Swap Assets is shown in Figure 2.2.


Aflease Gold Limited
Sub Nigel Gold Mining Company Limited
Aflease Gold & Uranium Resources Limited
Sub Nigel Project Area
Modder East & UC Project
New Kleinfontein Gold Mining Company (Proprietary) Limited
Spaarwater Project Area
Kleinfontein Project Area
Ventersburg Project Area
Turnbridge Project Area

Figure 2.1: Share Swap Assets and Organisational Structures of the Companies

2.3 Overview of the Share Swap Assets

2.3.1 Modder East Gold Project (including UC prospect)

The Modder East project area is situated at Latitude 26° 15'S, Longitude 28° 20'E on the East Rand in the Gauteng Province of South Africa, approximately 30km to the east of Johannesburg and south of the N12 highway to Witbank (see Figure 2.3). The Modder East Section covers an area of over 4 000 hectares of largely agricultural land, with the Daveyton township at the far northern end of the property and Cowles Dam at the southern end. The UC Prospecting area is situated immediately south west of the Modder East area (Figure 2.3).

An exploration programme conducted by Aflease between February 2003 and May 2005 identified significant areas of gold mineralisation on the shallow Black Reef in the southern portion of Aflease's exploration area.

The Modder East project is the amalgamation of the old Modder East Mine and a portion of the old Modder "B" mining title area which was initially registered in 1908 and ceased production in 1956. The Modder East Mine was initially incorporated in July 1917 and production began in 1920. By 1933, the milling rate reached 1 million tonnes per year, with mining occurring principally from the Main Reef. In 1962 the mine was closed and most of the surface infrastructure was partly reclaimed. No detail production statistics or records of underground work can be located.

During the 1980s a small reclamation mining operation was carried out at Modder East by Modder "B" Gold Mines, a reorganised subsidiary of Modder "B" Gold Holding Limited.

The UC Prospect property, which is contiguous with the southern boundary of Modder East, was initially registered in the name of Union Corporation (Prospecting) South Africa which was subsequently amalgamated into Gencor South Africa Limited ("Gencor"). This property was successively held by Grootvlei Proprietary Mines Limited, Harmony Gold Mines and Petmin before being transferred to New Kleinfontein Gold Mining Co.

In 1993, Gencor (now Gold Fields Limited) drilled 10 diamond core holes on the UC Prospect and the southern portion of the Modder East area to investigate the Kimberley Reefs and the Black Reef to the NE of the Grootvlei Gold Mine. Seven of the boreholes intersected gold-bearing conglomerates at relatively shallow depths (200 – 250m below surface) across the Black Reef with gold grades varying between 1.4 and 31.2g/t gold over widths varying between 20 to 60 centimetres. Several holes also intersected gold mineralisation in the underlying UK9A Reef of the Kimberley group.

Old Gencor maps show that several other boreholes had been drilled in the area before the Gencor period. Unfortunately, original drilling records have been lost and are not available. This includes three boreholes drilled near the boundary between Modder East and UC Prospect by Harmony Gold Mine in 1994 and which apparently did not intersect the Black Reef at the interpreted stratigraphic level.

In 2001, New Kleinfontein Gold Mining Co. drilled three boreholes (DD1 – DD3) with two deflections each to verify historical Gencor results on the Modder East project and investigate the Black Reef and underlying Kimberley Reefs. The three boreholes essentially returned similar grades over similar thicknesses and confirmed the potential of the Black Reef as an attractive shallow exploration target. A further 18 core holes (DD4 – DD21) were drilled in 2002 – 2003 to investigate the lateral continuity of the Black Reef away from the previous drilling. This drilling confirmed the lateral continuity of the Black Reef, with several boreholes returning gold accumulations in excess of 1 500cmg/t gold.

In May 2003, a Competent Person's Report was issued by Camden Geoserve CC. on the New Kleinfontein Gold Mining Company assets, including a Mineral Resource estimate prepared for the Modder East property by Camden Geoserve CC. This Mineral Resource included a Measured Mineral Resource component totalling 1.34Mt with an average grade of 7.7g/t Au and an Inferred Mineral Resource component of 1.4Mt with an average grade of 7.0g/t Au. At the time, SRK did not consider that the Measured Mineral Resource was appropriately classified and considered that this component could only support an Indicated Mineral Resource classification.

During the second quarter of 2003, Aflease completed the acquisition of 100% of New Kleinfontein Gold Mining Co (including Modder East, UC Prospect, New Kleinfontein Gold Mine and Turnbridge) while exploration drilling continued to yield encouraging results on the Modder East project. In light of these results all exploration efforts were focussed on the Modder East and the adjoining UC Prospect properties. In December 2003 an initial resource model was reviewed by SRK and engineering design studies were initiated.

In September 2004, Aflease resumed drilling at Modder East with the objective to infill and expand the previously delineated gold zones along the Black Reef. By December 2004 when a new resource model was commissioned, 7 additional boreholes (DD22 – DD28) had been completed. Drilling continued in January through July 2005 and is ongoing. At the time SRK visited the project on July 14 2005, two diamond drill rigs were active, drilling boreholes DD47 and DD48.

From information provided by Aflease, it appears that the only Black Reef ore mined on the Modder East property is the 117 000 tonnes mined by Grootvlei in terms of the Tribute Agreement up to October 2005.

A brief history of production and exploration in the Modder East area is set out in Table 2.1.

Table 2.1: Modder East/Aflease – Historical development

Date	Activity
1908 – 1956	Production within the Modder "B" mining title area.
1920 – 1962	Extensive mining of the Main Reef in the Modder East area.
1980's	Small reclamation mining at Modder East.
1982 – 1991	Limited mining of Main Reef Leader by Subterranean Mining.
1991	General Mining acquires the mineral rights to the area.
1993	General Mining explores the Black Reef channel deposits, the Black Reef Buckshot Pyrite Leader Zone (BPLZ) and Kimberley Reefs using aerial geophysical surveys and diamond drilling.
1994	A number of holes drilled by Harmony Gold Mine.
2001 – 2004	NKGM conducted exploration drilling for Black Reef (BPLZ) and Kimberley Reef horizons.
February 2003	NKGM acquired by the Afrikander Leases Limited, as a 100% subsidiary.
March 2004	Mine development study completed, to pre-feasibility study accuracy limits.
February 2005	Following further drilling, resource and reserve revised to include Channel Facies ores.
February 2005	Aflease changed name to Aflease Gold & Uranium Resources Limited.

2.3.2 *New Kleinfontein and Turnbridge Gold Projects*

The Kleinfontein and Turnbridge sections are situated some 10km west of Modder East near the town of Boksburg (Figure 2.3).

Gold was first discovered at Kleinfontein during 1894. Gold mining began at the New Kleinfontein Gold Mine, located on the northern flank of the East Rand goldfield, in 1897 and at the closure of the mine in 1967, it is estimated that approximately 298 000kg (9.5Moz) of gold had been recovered from 45.7Mt of ore, principally extracted from the Main Reef.

In 1999 an attempt was made to re-open the New Kleinfontein Gold Mine. Following rehabilitation of the shaft infrastructure, small scale scattered underground mining and vamping began on the Main Reef, with a production of approximately 2 500 tonnes per month from 5 shafts (No. 2, No. 4, No. 5, No. 6 and May Shaft). This ore was initially treated via a toll agreement with Grootvlei Gold Mine, an adjacent operational mine. In June 2002, a metallurgical plant was constructed at New Kleinfontein Gold Mine, with a capacity of 2 500 tonnes per month. Due to various operational problems and high unit costs of production arising from the low throughputs of ore in the plant, the operation failed to achieve profitability and operations at New Kleinfontein and the Turnbridge property were placed on care and maintenance in May 2003.

Gencor also optioned the Turnbridge project during the 1980s and conducted limited exploration work before returning the project to New Kleinfontein Gold Mining Co.

At Turnbridge, several studies were completed to evaluate the potential of the closed mine which is serviced by three shafts. The Glyn Shaft is an inclined shaft, whereas the No. 7 and South Shafts are vertical shafts. Most work focused on evaluating the Glyn Shaft area.

One of the latest studies was conducted in 1996 by East Rand Proprietary Mines ("ERPM") and considered the Glyn Shaft area. The documentation generated in this study included digitised plans of sample data, representing channel sample data collected underground and recorded on statutory plans submitted to the Inspector of Mines. This information was reviewed by Camden Geoserve, on behalf of Aflease. In addition, some geostatistical studies have been completed to support Mineral Resource estimates prepared for the Glyn Shaft area by staff of ERPM. ERPM also conducted some resampling activities within the Turnbridge section and reconciliation data were examined by Camden Geoserve.

A brief history of production and exploration in the Kleinfontein and Turnbridge area is set out in Table 2.2.

Table 2.2: NKGM/Aflease – Brief History

Date	Event
1894	Gold first discovered at Kleinfontein.
1897 – 1967	Gold mining operations on the Main Reef at the NKGM.
December 1921	Aflease incorporated as a company in South Africa.
April 1957	Aflease lists on the JSE.
1980's	Gencor conducted limited exploration work on Turnbridge.
1996	ERPM conducted some resampling exercises, data reconciliation and limited geostatistical studies on the Glyn shaft, Turnbridge.
July 1998	The Klerksdorp assets are acquired from Anglo American Corporation.
1999	NKGM reopened – small scale underground mining and vamping.
2003	New Kleinfontein and Turnbridge placed on care and maintenance.
February 2003	NKGM acquired by the Afrikander Leases Limited, as a 100% subsidiary.
February 2005	Aflease changed name to Aflease Gold & Uranium Resources Limited.

2.3.3 *Sub Nigel Gold Mine*

Sub Nigel Gold Mine is situated at Latitude 26° 15'S, Longitude 28° 20'E on the East Rand in the Gauteng Province of South Africa, approximately 1km northwest of Nigel and 10km northeast of Heidelberg (Figure 2.4). The area for which a mining right application has been submitted covers an area of some 3 020 hectares of largely agricultural land.

Sub Nigel was originally established in 1895 on the farms Noycedale 191 IR and Droogebult 170 IR and gradually acquired additional claims on Grootfontein.

Shafts A, B, C, D, CV, No 1 and Betty served the main producing levels, and most are still in usable condition. No. 1 Shaft, about 900m deep, has now been recommissioned and licensed.

Sub Nigel mined the Main (Nigel) Reef, with very limited tonnages emanating from the Erosion channel in the floor of the Main Reef.

A brief history of exploration, production and company development of Sub Nigel and SNGM is shown in Table 2.3.

Table 2.3: SNGM – Brief History

Date	Event
1895	Sub Nigel established.
1909	Commenced mining operations on the Nigel Reef.
1971	Operations stopped and mine closed.
1984	SNGM formed and acquired Sub Nigel Gold Mine from Gold Fields.
1986	SNGM listed on JSE.
1985	Mine refurbished.
1992	Placed on care and maintenance.

Records of the South African Chamber of Mines (Annual Report 1984) report that Sub Nigel milled a total of 29.7Mt from which 466 tonnes of gold were recovered at an average head grade of 15.7g/t. The first declaration of gold production was in December 1909 and the final declaration of gold production was made in December 1971.

In 1984, the Sub Nigel Gold Mining Company Limited was formed and acquired Sub Nigel from Gold Fields. SNGM produced gold from 1987 till 1991. The production records within the SNGM Annual reports list the historical production results for 1987 to 1991 presented in Table 2.4.

Table 2.4: Historical production from the Sub Nigel Gold Mine, 1987 – 1991

Year	Tonnes milled (kt)	Gold recovered (kg)	Yield grade (g/t)
1909 – 1971	29 698.0	466 486	15.71
1987	80.7	315	3.90
1987	201.3	663	3.29
1989	202.4	667	3.30
1990	178.6	634	3.55
1991	28.9	91	3.16
Total	**30 389.9**	**468 856**	**15.43**

2.3.4 Spaarwater Mine (including West Spaarwater and West Vlakfontein)

Spaarwater Gold Mine is located immediately west of Sub Nigel on the East Rand in the Gauteng Province of South Africa (Figure 2.4). Spaarwater comprises Mineral Areas 4 to 5 and Mineral Area 6 over which prospecting right applications of extent 2 643 hectares and 3 860 hectares, respectively, have been submitted.

Spaarwater mine forms the western extension of the Sub Nigel Payzone with its characteristic payshoot ore distribution pattern, and was exploited by means of Spaarwater No. 1 Shaft. Spaarwater mined the Main (Nigel) Reef.

Spaarwater mine was operated between 1947 and 1969, during which 2.56Mt of ore was mined, yielding 0.85Moz at an average head grade of 10.4g/t.

The only other known development at West Spaarwater is an inclined haulage from Spaarwater to the southeastern corner of West Spaarwater where limited reef development was done.

2.3.5 Ventersburg Project Area

The Ventersburg Project Area is situated at Latitude 28° 05'S, Longitude 27° 00'E in the Free State Province of South Africa, east and southeast of the main Free State Goldfields and approximately 25km southeast of Welkom (Figure 2.5). The Ventersburg Project lease area covers an area of some 11 000 hectares of largely agricultural land.

The area (located south of Hennenman), has been subjected to exploration core drilling by a number of the S.A. Gold Mining Groups in the post World War 2 years. During the period 1948 – 1952 New Consolidated Free State Co., Gold Fields Mining & Development and Free State Development drilled some 17 holes in the Project Area.

After the commencement of the first gold production at St. Helena Mine in October 1951, exploration drilling intensified, and since 1975 when Union Corporation and Harmony Gold joined the exploration quest, an additional 60 holes were drilled, mainly in the period 1986 – 1991.

In 2004, Sub Nigel G.M. Co. drilled a successful hole WT1, which recorded an "A" Reef intersection of 4.78g/t over 137.2cm, i.e. 656cmg/t at a vertical depth of 970m below surface.

In the northern area of interest, where a total of 49 of the grand total of 77 boreholes were drilled, 32 holes (65%) intersected the "A" Reef (Kimberley Horizon UK9), so that additional definitive delineation drilling is considered justified.

A brief history of exploration, production and company development of the Ventersburg Project and SNGM is shown in Table 2.5.

Table 2.5: Ventersburg Project – Brief History

Date	Event
1948 – 1952	Drilling of 17 diamond drillholes by Consolidated Free State Co., Gold Fields Mining & Development and Free State Development.
1986 – 1991	Drilling of 17 diamond drillholes by Union Corporation and Harmony Gold.
2004	SNGM drilled WT1 which gave prospective results.

2.4 Mining Authorisations and Mining Leases

SRK has relied on legal due-diligence reports compiled by Mr M Harrison of Harrison Attorneys on the Aflease Assets and the SNGM Assets. To the extent that certain rights and authorisations for the Aflease Assets have changed according to the requirements of The Minerals and Petroleum Resources Development Act, No. 28 of 2002 ("MPRDA"), SRK has relied on documentation provided by Aflease that the changes are valid and correctly done.

In respect of the Share Swap Assets, SRK notes that the period for registration of land claims was closed during 2000, and the process of Gazetting is dependent upon investigation and consideration by the appropriate regulatory authority. SRK understands that the Companies have not received any information to indicate that land claims have been gazetted against the Share Swap Assets.

2.4.1 South African Law: The Minerals and Petroleum Resources Development Act

The MPRDA was promulgated by the South African Parliament during July 2002 and came into operation on 1 May 2004. The MPRDA sets out to "make provision for the equitable access and sustainable development of the nation's mineral and petroleum resources" by bringing the country's mining law up to internationally accepted standards. It is also expected to provide many opportunities for recognised empowerment exploration and mining companies. The MPRDA contains provisions that will preserve rights recognised or granted under the Minerals Act (Act No. 50 of 1981) (the "Act"). This however is not automatic– in order to preserve its rights, the holder thereof will have to convert its rights by following the process and complying with the requirements of the transitional provisions to the MPRDA. When considering a mining right holder's capacity to convert its rights to rights in terms of the MPRDA it is important to establish that the prospective conversion applicant held a right to prospect or mine under the Act regime immediately prior to the commencement of the MPRDA. When establishing this, it is important to appreciate that, under the Act regime, the holder of a mining right must also have obtained a prospecting permit or mining authorisation in terms of sections 6 or 9 of the Act in order to have been able to exercise its mining right.

This administratively-issued mining authorisation did not confer rights but was directed at regulating aspects such as safety, environmental rehabilitation and optimal mining practice. The existence of a prospecting permit or mining authorisation will perform an additional function when it comes to the conversion of rights under the MPRDA because, as holder of the mineral right and a prospecting permit or mining authorisation, such holder will be a competent applicant to convert the right to prospect or mine that it held immediately prior to the MPRDA to a prospecting or mining right as contemplated by the MPRDA. The conversion process is a far easier process than would be the case for an entity that holds a mining right but holds neither a prospecting permit nor a mining authorisation as such an entity would be required to apply afresh for a prospecting right or mining right in terms of the MPRDA– in applying, however, such an entity would, for one year as from the commencement of the MPRDA, be regarded as the exclusive competent applicant for the prospecting or mining right.

The validity of a company's mining right immediately prior to the coming into effect of the MPRDA is therefore important for two reasons:

- such right continues in force during the transitional provisions and therefore constitutes the relevant company's right to prospect or mine during this period; and
- such right qualifies the mining company as an applicant for the conversion of its rights to the new form of right to be issued under the MPRDA. The MPRDA provides that these conversion applications must be lodged within two years from 1 May 2004, in the case of a prospecting right, and within five years from 1 May 2004, in the case of a mining right.

The legislation will enforce the "use it or lose it" principle of mineral exploration and development. Government's view is that in order to redress the wrongs of the past, it needs to promote industry to provide employment and to generate revenue for the country-wide Reconstruction and Development Initiative.

The MPRDA seeks to address the issue of Historically Disadvantaged South Africans ("HDSA") ownership. The South African government's Mining Charter embodies the policy of facilitating the transfer of ownership within the South African mining industry to HDSA within the next 10 years. All stakeholders have agreed a target of 26% empowerment status to be achieved in a transparent manner and at fair market value.

The Mining Charter also aspires to achieve employment equity and targets of at least 40% HDSA participation in management within five-years, with 10% being participation by women.

2.4.2 South African Law: The Royalty Bill

On 10 March 2003, the Royalty Bill was released for public comment. The Royalty Bill is currently being revised and the date of release of the revised version is unknown.

The Royalty Bill proposes to impose a 2%, 3%, 4% and 8% revenue-based royalty on the South African base metals, gold, platinum and diamond sectors respectively, payable to the South African Government. Under the terms of the Royalty Bill released for comment, the royalty is to take effect when companies convert to New Order Mining Rights in accordance with the MPRDA, although the Minister has indicated that the royalty is not expected to take effect until the transitional period for the conversion of mining rights under the MPRDA expires. If adopted, the Royalty Bill may have an impact on the operating results (technical) and will have a negative impact on the financial performance and hence valuation of the Mining Assets.

2.4.3 Modder East Project (including UC prospect, Kleinfontein and Turnbridge): current status

SRK understands that NKGC, as the holder of precious claims, is allowed to utilise the surface of the property for all activities necessary to prospect and mine for the precious metals in and on the property. Nevertheless, Aflease informed SRK that it entered into negotiations with the Ekurhuleni Council to lease or buy the surface needed for infrastructure and operations, but these were never finalised. Aflease has the right to mine and extract gold from a number of properties that constitute the Modder East project. The salient aspects from the legal due-diligence report are summarised in Table 2.6.

Table 2.6 NKGM (Aflease) – Mining Right status

Property Name/No.	Property Area (ha)	Mineral Rights	Rights by Virtue of
Modder East Rights situated on farms: Klipfontein 70IR, Modder East 72IR, Cloverfield 75IR, Modderfontein 76IR and Welgedacht 74IR, Gauteng Region	3 989.2093	5 930 unnumbered precious metal claims	Licences 2775 and 2781; Plan RMT No. M112/87 together with RMT No. M1/2001; and Deed of Transfer 29/2002 (1), (2), (3) (4)
		Mining Authorisation	Mining Licence ML 15/2004 valid to 29/04/2009
UC Prospecting (Tribute) Rights situated: Gedult 123IR, Gauteng Region	*Included in Modder East*	895 unnumbered precious metal claims	Licence 2737; Plan RMT No. M25/82 together with RMT No. M1/2001, and Deed of Transfer 29/2002 (1), (2), (4), (5)
		Mining Authorisation	Mining Licence ML 15/2004 valid to 29/04/09
Turnbridge Section Rights situated: Rietfontein 115IR, Brakpan District	1 235.9252	2 037 unnumbered precious metal claims	Licence 2696; Plan RMT M7/76, M34/82, 9202, 9204 and 9206 together with RMT No. M1/2001; Deed of Transfer 29/2002. (1), (2), (4), (6), (7)
		Mining Authorisation	Mining Authorisation ML25/2002 in favour of NKGM (8), (9)
Kleinfontein Section Rights situated: Benoni 77IR RE; Kleinfontein 67IR Portions 252, 1 RE and 82 RE.	79.5628	15 precious metal claims	
		Mining Authorisation	Mining Authorisation ML 12/99 valid to 12/04/2009. Mining Authorisation ML25/2002 in favour of NKGM (8), (9)
Total rights area	**5 304.6973**		

(1) Does not contain any significant adverse or unusual conditions that may have a bearing on NKGC's mining right.

(2) The Rights are subject to Mortgage Bond 8/2003 in favour of Nedbank for R75 million. The bond is held collectively over the Modder East, UC Prospecting and Turnbridge Rights.

(3) Aflease advised that to the best of its knowledge, the State is not the common law mineral rights holder and accordingly the State royalty is not payable (section 47(1) of the Act).

(4) Aflease advised that there are no surface right permits granted over the Modder East Rights that may affect Aflease's right to mine.

(5) Grootvlei Proprietary Mines Limited has the right to mine for a period of 21 months from 27 January 2004 a specific section ("Grootvlei contract area") of the UC Prospecting Tribute area.

(6) While NKGC is obliged in terms of the Deed of Transfer to pay Gencor SA Limited 1% of the full proceeds accruing to NKGC from any exploitation or disposal of all production derived from the working of the Turnbridge Section Rights for the LoM, it is likely this obligation will fall away when NKGC obtains a mining right in terms of the MPRDA.

(7) The Deed of Transfer places various obligations on NKGC with regard to rehabilitation of the property and imposes provisions in terms of which NKGC indemnifies Gencor SA Limited against any claims which may be made against Gencor and which may relate to the activities of NKGC. The legal due-diligence report did not provide any detail as to the possible quantum of these obligations and provisions.

(8) NKGM being the holder of the mining right (by virtue of NKGC's written consent to mine) and holder of mining authorisation ML25/2002 qualifies as the holder of an old order mining right provided it was engaged in mining activities on the property immediately before 1 May 2004. NKGM will accordingly be a competent applicant for the conversion of its old order mining right to the new form of mining right as contemplated by the MPRDA.

(9) As ML25/2002 also covers the New Kleinfontein Rights, and in the absence of the underlying documentation concerning the mining/mineral rights, the legal due-diligence report assumed that the mining licence was correctly issued and the underlying mineral and mining rights are valid.

Mining Right: Aflease is able to mine on the Modder East and UC Prospect properties in terms of the existing mining licence ML15/2004, which is valid until 29 April 2009 (see Figure 2.3). Aflease has advised SRK that it is compiling the application for a new order mining right in terms of the MPRDA and will submit this prior to expiry of the mining licence. Once accepted by the Regional Manager of the DME, Aflease will have 180 days to conduct an Environmental Impact Assessment ("EIA") and

compile an environmental management plan ("EMP"). The mining right comes into effect on the date the EMP is approved in terms of Section 39(4) of the MPRDA. The mining right, when granted, will be valid for the period specified in the right, which may not exceed 30 years.

Aflease is able to mine on the New Kleinfontein and Turnbridge properties in terms of the existing mining licence ML25/2002 (see Figure 2.3), which is valid until expiry of the ore or mining is no longer economic.

EMPR: Aflease has an approved EMPR in terms of Section 39(1) of the previous Minerals Act. An EMPR amendment and water use licence ("WUL") will be required once a number of aspects have been addressed as part of the Modder East bankable feasibility study. Existing budget provisions for this work are considered adequate.

There are historical environmental liabilities associated with Aflease's operations within its licence area. Aflease has an environmental rehabilitation fund which has been set up to address identified liabilities. Any shortfalls in the fund relative to the liabilities would be provided for from operating cashflows from the Modder East project.

2.4.4 UC Prospect Area and Tribute Mining Arrangement

Aflease's wholly-owned subsidiary, NKGC, owns the mineral rights to the area known as UC Prospect ("UCP"). This area is adjacent to Modder East to the west. The Grootvlei Mines (Proprietary) Limited ("Grootvlei") has a mining authorisation over UCP and has historically mined the UCP area under tribute from NKGC. On 13 February 2004, NKGC and Grootvlei entered into an agreement in terms of which, *inter alia*:

- the tribute arrangement was terminated;
- NKGC granted Grootvlei approval in terms of the MPRDA to complete the mining of a certain pre-developed area in UCP. Grootvlei was allowed to mine approximately 117 000 tonnes of Black Reef gold bearing ore in terms of the agreement;
- Upon completion of the mining of the agreed pre-developed area within UCP, Grootvlei would abandon all mining activities in the UCP area; and
- Grootvlei would abandon its mining authorisation over the UCP area and support any application by NKGC in terms of its application for a mining authorisation over UCP.

Aflease advised SRK that Grootvlei has completed the mining of the 117 000 tonnes of Black reef ore and is busy with vamping operations in the mined area.

2.4.5 SNGM: current status

The legal due-diligence report by Mr M Harrison of Harrison Attorneys on SNGM's prospecting and mining interests ("SNGM Legal Report") states that, as at 7 October 2005, SNGM "does not hold any Prospecting or Mining rights, but is only an applicant for such rights". Opinions expressed in the SNGM Legal Report are based "solely on the anticipation that Sub Nigel acquiring Prospecting and/or Mining Rights ... [which] ... is in turn dependent on Sub Nigel having submitted compliant applications that are free of competition from third parties". All applications submitted by SNGM have been formally accepted (but not yet granted) by the DME.

The SNGM Legal Report identified a number of technical deficiencies with the various applications, as follows:

- The applications have been supplemented by the submission of later information and/or documentation. Technically the DME could reject or refuse the applications where supplementary information has been submitted. The DME however appears amenable to accept the supplementary information from SNGM;
- SNGM applied for gold and minerals (precious metals). This latter term is not catered for in the MPRDA and exposes the application to rejection of refusal. In practical terms, the reference to precious metals is likely to be ignored and the right issued for gold only;
- SNGM still has to demonstrate acceptable black economic empowerment ("BEE") credentials in terms of the provisions of the MPRDA. SNGM advised SRK that it was BEE compliant at the time of its application, but subsequently lost its BEE partner;
- The title deeds for the land areas have not been submitted. However, the DME has not taken issue with this defect;

- Information relating to prior submissions has been relied upon instead of re-submitting the documentation with the new applications. This appears to have been accepted by the DME;
- SNGM does not have a clear record of what exactly it has submitted to the DME. This could place SNGM in a vulnerable position should it need to challenge or defend any adverse decision by the DME with regard to its applications. Once the rights are issued, however, only documentation related to the new order rights will be relevant.

The salient aspects from the SNGM Legal Report are summarised in Table 2.7.

Table 2.7 SNGM – Mining Right status

Property Name/No.	Property Area (ha)	Mineral Rights	Rights by Virtue of
Spaarwater Project: Spaarwater Mineral Area 1 – 3: Spaarwater 171IR, Droogebult 170IR [1], Deelkraal 203IR, Noycedale 191IR, Varkensfontein 169IR,. Grootfontein 165IR	3 019.5830	Unnumbered precious metal claims Mynpacht Brief No. 660 Mining Authorisation	RMT diagrams M147/87, M66/81, M36/81, 25, 26, 45, 65, 3002, M2/86 and 31 Mining Licence ML 8/2003 valid indefinitely (but now to latest 30 April 2009) Mining right application submitted on 22 April 2005 (not yet approved)
Spaarwater Mineral Area 4 – 5: Zonnestraal 163IR, Vlakfontein 161IR, Spaarwater 171IR (Portions 4 – 12)	2 643.3042	Unnumbered precious metal claims Mynpacht Brief No. 660 Mining Authorisation	RMT diagrams M147/87, M66/81, M36/81, 25, 26, 45, 65, 3002, M2/86 and 31. Prospecting right application submitted on 28 April 2005 (not yet approved). Mining Licence ML 8/2003 valid indefinitely (but now to latest 30 April 2009)
Spaarwater Mineral Area 6: Portions of farms Withok 131IR, Vlakfontein 161IR, Tsakane 260IR, Spaarwater 171IR.	3 860.5435	gold	Prospecting right application submitted on 14 June 2005 (not yet approved)
Ventersburg Project: Ventersburg Mineral Area:	11 488.0660	gold	Prospecting right application submitted in September 2004, accepted October 2004 (not yet approved)
Total rights area	**21 011.4967**		

1. There is a 235ha piece of ground within Droogebult where SNGM have rights only to the Nigel Reef. The rights to the Kimberley Reefs are held by Grootvlei Gold Mining Limited.

Prospecting Right: SNGM currently does not have any valid prospecting rights in terms of the MPRDA.

SNGM was the holder of an unused old order right to the Spaarwater Mineral Area 4 – 5. The application for a Prospecting Right over this area (see Figure 2.4) was submitted to the DME on 28 April 2005 and accepted in a DME letter dated 9 May 2005. As required in this letter, SNGM submitted the results of consultation with interested and affected parties ("IAPs") and an EMP. The SNGM Legal Report indicates that all aspects of this application have been accepted by the DME, except that SNGM must still submit an adjusted EMP and proof of BEE credentials. A letter from Aflease with respect to this latter matter has been submitted to the DME. The SNGM Legal Report concludes that "all indications ... are that this application will be granted".

SNGM submitted an application for a Prospecting Right for Spaarwater Mineral Area 6 (see Figure 2.4) on 14 June 2005, which was accepted by the DME on 21 June 2005. SNGM has submitted the results of consultation with IAPs and an EMP, as required. It is recorded that a second round of consultation with the IAPs may be necessary. This application is not as far advanced as the application for

Spaarwater Mineral Area 4 – 5. However, the SNGM Legal Report states that "there is . . . nothing . . . to suggest any reason as to why this application should not be successful".

SNGM submitted an application for a Prospecting Right for the Ventersburg Project (see Figure 2.5) in September 2004, which was accepted by the DME October 2004. SNGM submitted the results of consultation with IAPs and an EMP. The SNGM Legal Report indicates that all aspects of this application have been accepted by the DME, except that SNGM must still demonstrate acceptable BEE credentials.

Mining Right: SNGM was the holder of an old order mining right in terms of the existing mining licence ML8/2003, which was granted for an indefinite period. However, the maximum possible validity in terms of the MPRDA will be to 30 April 2009. As SNGM was not conducting mining operations at the date the MPRDA came into effect, SNGM in its capacity as a holder of an unused old order right submitted a Mining Right application on 22 April 2005, which was accepted by the DME in a letter dated 28 April 2005. SNGM submitted the required Scoping Study timeously, but still has to complete and submit the EIA, EMP and the results of consultation with the IAPs. According to the SNGM Legal Report, Umhlaba Environmental Consulting CC ("Umhlaba"), a company retained by SNGM, is confident that it will meet the deadline for submission of the EIA, EMP and IAP consultation results to the DME.

Umhlaba assessed the ground water impacts identified by the Scoping Report and the results will form part of the EIA study. In Umhlaba's opinion, there is nothing in the Scoping Report that will present any problems to the issuing of the Mining Right. A positive social effect identified in the Scoping Report is that the proposed mine will employ about 189 people.

The revised mining work programme ("MWP") in support of the Mining Right Application replaced the original plan of the existing tailings dam and new processing plant with ore transported to the nearby Grootvlei Mine for processing. The SNGM Legal Report states that the format of the MWP complies with the MPRDA Regulations and addresses the relevant issues. Therefore, providing that the technical content is sound, there should be "no reason as to why the [revised MWP] will be acceptable to the DME".

The SNGM Legal Report states that the DME has apparently accepted SNGM's submissions with respect to its financial capacity and technical capability.

Although the SNGM application did not demonstrate 26% BEE participation on the date of submission (and is therefore defective), it appears that the DME has allowed SNGM to supplement its application by fulfilling the empowerment criteria after submission of the application.

EMPR: An EMPR was approved for the Spaarwater Mineral Areas 1 – 3 and 4 – 5 in terms of the old minerals legislation. Umhlaba is dealing with any unresolved issues per the existing EMPR in the EMP to be submitted for the Mining Right application. Umhlaba expects that the financial guarantee (R160 000) lodged in terms of the existing EMPR will have to be increased (to R600 000) once the EMP for the current application is approved.

Figure 2.2: Share Swap Assets – Locality Plan


SOUTH AFRICA
Modder East Project
New Kleinfontein/
Turnbridge Project
Sprawater Project
Ventersburg Project
20 0 20 km
SCALE
Locality Plan of Share Swap Assets
FIGURE
2.2

Figure 2.3: Share Swap Assets – Locality and Mineral Holdings at Modder East, UC Prospect, New Kleinfontein and Turnbridge Sections



FIGURE
2.3
LEGEND
Boundary of Modder East Section
Boundary of UC Prospect
Railway Lines
New Kleinfontein Section
Turnbridge Section

Figure 2.4: Share Swap Assets – Locality and Mineral Holdings for the Spaarwater Project


SRK Consulting
LEGEND
Mineral Area 1 - 3
Mineral Area 4 - 5
Mineral Area 6
Excluded Area
SCALE
2
0
2km
Share Swap Assets
Locality and Mineral Holdings for the Spaarwater Project
FIGURE 2.4
NIGEL
Spaarwater
West Spaarwater
West Vlakfontein
SOUTH AFRICA
BOTSWANA
NAMIBIA
MOZAMBIQUE

Figure 2.5: Share Swap Assets – Locality and Mineral Holdings for the Ventersburg Project



ALLANRIDGE
ODENDAALSRUS
RIEBEECKSTAD
HENNENMAN
WELKOM
VIRGINIA
VENTERSBURG
VENTERSBURG PROJECT
THEUNISSEN
27 deg
LEGEND
Faults
Mines
Area of Interest
Prospecting Right Application - approval pending
REFERENCE:
1:250 000
2726 Kroonstad
2826 Winburg
10
0
10 km
SCALE
SRK Consulting
Share Swap Assets
Locality and Mineral Holdings
at Ventersburg Project
FIGURE
2.5

3. GEOLOGY

3.1 Introduction

This section describes the geology of the mining and exploration assets, the nature and geometry of the orebodies, and their structural complexity, as well as the regional setting of the deposits.

3.2 Witwatersrand Basin Geology

Witwatersrand Basin operations are mostly deep-level underground mines exploiting gold bearing, shallow dipping tabular bodies, which have collectively produced over 50kt (1 608Moz) of gold over a period of more than 115 years.

The Witwatersrand Basin comprises a total of 6km vertical thickness of predominantly arenaceous and rudaceous sedimentary rocks of the Central Rand Group, and predominantly argillaceous sedimentary rocks of the underlying West Rand Group, situated within the Kaapvaal Craton. The preserved basin, within which these sedimentary rocks are preserved, extends laterally for some 300km east-northeast and 150km south-southeast. The sedimentary rocks generally dip at shallow angles towards the centre of the basin though locally this may vary. The basin sedimentary rocks crop out south of Johannesburg but further to the west, south and east these are overlain by up to 4km of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin sedimentary rocks themselves are considered to be of the order of 2 700 to 3 100 million years old (see Figure 3.1 for the general geology of the Witwatersrand Basin). Orebodies exploited within the basin consist, predominantly of narrow (0.1 – 2m thick) quartz-pebble conglomerate units that frequently display significant lateral continuity within local gold mining districts.

3.2.1 Geology of the Modder East Area

The four properties Modder East, UC Prospect (Tribute), Kleinfontein Section and Turnbridge are located in the East Rand Basin, which forms part of the north-east quadrant of the Witwatersrand Basin. The geological structure of the basin is relatively uncomplicated, and has a much smaller impact on mining operations than in other areas of the Witwatersrand Basin. The major economically exploited horizons in the area are, in order from youngest to oldest, the Black Reef, the Kimberly Reefs, and the Main Reef. The Kimberly Reefs consist of a number of discrete quartz-pebble conglomerate units. The major conglomerates in this zone that have been exploited are the UK3, UK9A or May Reef, UK9B, UK9C, MK2, and MK1. Other reefs have been mined in smaller quantities. All these reefs, except the Black Reef, are part of the Central Rand Group, and the Main Reef, the oldest in the sequence lies within the lowest formation of the Central Rand Group, immediately overlying the West Rand Group. The Black Reef forms the base of the overlying Transvaal Supergroup, and is much younger than the reefs in the Central Rand Group. Figure 3.2 shows the stratigraphic column for the Modder East Project and surrounding formations in the East Rand Basin.

3.3 Modder East (and UC Prospect)

3.3.1 Geological Setting

The East Rand Basin is separated from the Central Rand by an anticline, known as the 'Boksburg Gap'. East of Boksburg north north-west to south south-east trending synclines and anticlines are developed within the Witwatersrand stratigraphy. These structures have played an important role in the depositional history and distribution of the gold bearing conglomerates in the area. The Vogels Fault is a significant left lateral strike-slip fault with a horizontal displacement of approximately 1 000m. Payshoots within the displaced Witwatersrand gold-bearing reef units can be matched across the fault. In comparison to other portions of the Witwatersrand Basin, the East Rand Basin has had a relatively simple structural history. The Johannesburg Subgroup in the East Rand comprises predominantly quartz arenite and conglomerates, which occur at the base and the top of sedimentary successions. The Main Reef occurs at the interface of the Central Rand Group and the lower West Rand Group. Overlying the Johannesburg Subgroup is the Turffontein Subgroup. The most significant economic unit in this package is the UK9A reef of the Kimberly group, occurring in the upper, coarser part of the succession.

The principal target at Modder East is the Black Reef. The Black Reef in the area dips relatively shallowly to the south at between 2° and 15°. It unconformably overlies Kimberly Reef sedimentary rocks that also dip to the south. Three distinct facies have been noted in the Black Reef at Modder

East. The Channel Facies occurs in incised channels cut into the underlying Witwatersrand Supergroup rocks, and is thought by some geologists to have derived most of its gold content from reworking of eroded Kimberly and Main Reef conglomerates. The channels tend to be narrow, with steep channel edges, and can be locally very deep. The channels are frequently developed on older dykes, faults or more easily weathered formations. The channels can also have exceptionally high grades in places. The Blanket Facies overlies the Channel Facies, or lies directly on Witwatersrand sediments where the Channel Facies is not developed. The Buckshot Pyrite Leader Zone facies ("BPLZ") occurs above the Blanket Facies, and consists of well-packed, generally porous buckshot pyrite, interlaminated with clean quartzite, and locally containing graphite stringers. The Malmani Dolomite overlies the Black Reef. Figure 3.3 displays north-south and east-west sections though the Modder East Project.

The Main Reef has historically been the most extensively exploited reef package in the East Rand Basin. The conglomerate is typically well sorted, and comprised mainly vein quartz pebbles with abundant pyrite within the conglomerate matrix. Kleinfontein is located in the proximal portion of the major payshoot, while Turnbridge straddles the margin of the pay shoot, and is further south in a more distal environment.

3.3.2 Structure

The geological structure of the Black Reef in the Modder East area is thought to be relatively simple, with shallow dips to the west dominating, and there is little evidence for large scale faulting in the exploration area. A fault with a 10m downthrow to the east has been interpreted from the drilling, and trends north-west to south-east, following the regional fault pattern. A number of north-west trending Pilanesburg age dykes intrude along the regional faults. The footprint of the Black Reef target and drill hole locations is shown in Figure 3.3.

3.3.3 Mineralisation

Gold mineralisation in the BPLZ is thought to be hosted within the Buckshot layers, either contained in the buckshots themselves or occurring in the matrix.

Gold mineralisation is erratic throughout the Blanket Facies, with no clear consistently mineralised horizons. The economic potential of this facies is limited due to the erratic nature of the gold distribution and the low grades returned from samples of this horizon.

Black Reef channels carry highly erratic gold mineralisation in deposits of varying width, depth and extent. Gold mineralisation is nuggety, and locally concentrated.

3.3.4 Kleinfontein and Turnbridge

The Main Reef has well defined pay shoots oriented roughly north-west to south-east and these features are interpreted to be a result of channelised flow within an alluvial depositional environment of a braided fan system. The channel thickness varies from a single pebble layer to up to three metres. The conglomerate is typically well sorted, and comprised mainly vein quartz pebbles. Kleinfontein is located in the proximal portion of the major pay shoot (Figure 3.4), while Turnbridge straddles the margin of the pay shoot, and extends further south into a more distal environment.

3.4 Sub Nigel

3.4.1 Geological Setting

The Sub Nigel Gold Mine is located in the East Rand Basin, approximately 12km due south of Modder East. The southern and eastern limit of the East Rand Basin is defined by the outcrop and sub-outcrop trace of the Nigel Reef, which is the main mineralised unit of the Central Rand Subgroup of the Witwatersrand. Within the East Rand Basin, the upper members of the Kimberley Conglomerate Formation become poorly mineralised towards the south and are practically absent within the Sub Nigel and Heidelberg areas. The Nigel Reef is the considered to be the stratigraphic equivalent of the South Reef of the Central Rand area (see Figure 3.2). Within ERPM, the South Reef transgresses its footwall towards the east, progressively eliminating each of the underlying reef units within the Main Reef group. In eastern ERPM, the South Reef is the only developed mineralised unit that extends eastward into the East Rand Basin. Despite this, the Nigel Reef has also been referred to as the Main Reef within the East Rand Basin. Within this report references to the Main Reef and the Nigel Reef should be regarded as synonymous.

3.4.2 Structure

The footwall beneath the Main Reef within the East Rand Basin consists of a gently folded succession, comprising a set of north-northwesterly trending synclines and anticlines. The New Kleinfontein – Sub Nigel payshoot appears to be broadly coincident with a centrally located synclinal axis running through the East Rand Basin (Figure 3.4). Within Sub Nigel, the Main Reef is developed on a grey, banded shale footwall that is overlain to the west on Spaarwater by argillceous quartzites. The payable area of Main Reef within Spaarwater appears to be related to the quartzite footwall, as opposed to shale footwalls elsewhere. Within the majority of Spaarwater, the Main Reef is developed above a shale footwall, but is characterised by low grades. To the north of Sub Nigel, the Footwall Reef subcrops against the Main Reef. The middling between the Footwall and Main Reefs is a grey shale unit, locally arenaceous.

The Vogels Tear fault, a sinistral strike-slip fault runs in an easterly trend across the East Rand Basin, transgressing through East Daggafontein, Vogelstruisbult and Vlakfontein, north of Sub Nigel. Within Sub Nigel and Spaarwater, there are a number of smaller easterly trending faults.

3.4.3 Mineralisation

Extensive mining has taken place on the Main Reef within Sub Nigel. Mapping of the stoping and development that has taken place on the Main Reef within the East Rand Basin reveals the presence of a south-southeasterly trending shoot, with a total width exceeding 3 000m, extending from the New Kleinfontein Gold Mine, on the northern flank of the East Rand Basin, through Vlakfontein and into Sub Nigel (Figure 3.4). This shoot consists, or appears to consist of a large number of individual channels or mineralised shoots, with a prominent south-southeasterly trend that are closely grouped within this main payshoot. To the west, this payshoot is bounded by zone characterised by low payability on the Main Reef. East of the New Kleinfontein-Sub Nigel payshoot, an extensive area of the Main Reef has been mined, including the Van Ryn Deep, Modder Deep, Modder B, Geduld, East Geduld, Grootvlei, East Daggafontein, Daggafontein and Vogelstruisbult Gold Mines. West and southwest of Sub Nigel, smaller subsidiary payshoot areas have been identified within the Spaarwater and Wit Nigel areas. These latter shoots resemble individual channels or channel complexes that collectively comprise the New Kleinfontein-Sub Nigel payshoot. Within the Wit Nigel areas, the Main reef is best developed within either laterally restricted erosional channels that have incised the quartzites that are present within the Main Reef footwall, or within areas where the footwall consists of argillaceous quartzites.

Locally, erosion channel features are encountered within the footwall of the Main Reef. These features are incised into the Jeppestown footwall beneath the Main Reef. These erosional features are filled with pyritic quartzites, quartzites and conglomerates; mineralisation is frequently restricted to the pyritic quartzite fill within these transgressive, laterally restricted bodies.

3.5 Ventersburg Project

3.5.1 Geological Setting

The Ventersburg Project is located within the southern Free State, approximately 10km east of Virginia and a similar distance south of Henneman. The A Reef and the Leader Reef are present within the project area. These two reefs lie within the Turffontein and Johannesburg Subgroups respectively in the Central Rand Group, shown in the simplified stratigraphic column in Figure 3.5. The project area is approximately 15km by 4km in area; economically significant gold grades on the A Reef are, however, restricted to a small area (approximately 3km x 3km) within the northernmost part of the project area. Approximately 33 diamond drill holes, drilled by Gold Fields are located within this sector of the project area; drill hole spacing is of the order of 500m to in excess of 1 000m.

3.5.2 Structure

The western boundary of the project area straddles the north-northeasterly trending Virginia Fault, with the project area located within the northerly trending graben, bounded to the west by the Virginia Fault and east by the Ventersburg Fault (Figure 3.6). The project area is transected by several large-scale easterly trending normal faults, with downthrows to the south. The A Reef dips shallowly to the west, east of the Virginia fault.

3.5.3 Mineralisation

A single intersection of the Leader Reef has economically significant grades (WDR-1 intersected a channel of 61cm, with an average grade of 22.7g/t), but falls outside the area of interest. All other intersections of the Leader Reef have failed to locate economically significant mineralisation.

The A Reef is located between several tens of metres to over 100m above the Leader Reef. Intersections of the A Reef within the area of interest yielded a range of results, from 0.4g/t over a 45.7cm channel (0.4g/t on 45.7cm), to 30.35g/t on 27cm, 1.31g/t on 95.9cm and 4.98g/t on 165.3cm. Most of the intersections occurred at depths ranging from 529m to 856m, although the western edge is shallower (300 to 400m) and the south-western corner deeper (below 1 000m). The borehole locations within the area of interest and a schematic E/W section across the area are shown in Figure 3.6.

3.6 Exploration Programmes

3.6.1 Modder East

The boundaries of the Mineral Resource defined for the Black Reef at Modder East consist of a "Shoreline" to the north, northeast and northwest, interpreted from the observed relationship with the subcrop of the Kimberley reefs in other areas in the East Rand Basin. To the south, the resources are limited by decreasing grades. The resource is a direct extension of the Black Reef currently being mined by Petrex at Grootvlei mine, to the west of Modder East and the UC Prospect. Potential exists for an extension of the orebody to the southeast of the currently defined position. Higher grades to the south could lead to an extension of the orebody in that direction. Additionally, to the north of the currently defined exploration target in the southern portion of Modder East, previous drilling has indicated the presence of a Black Reef Channel Facies targets in the northern and central part of the mine.

Adjacent to Modder East, the Kimberley Reef is being developed at Petmin approximately 700m below surface and has a dip of 10° to 15°. At Modder East the UK9a Reef has been drilled and evaluated between 290m and 530m below surface. It is possible that in future close-spaced drilling from UK9a stopes may result in the delineation of similar channels on other Kimberley horizons. The UK9c Reef, for example, is 15m to 20m below the UK9a Reef and is a robust large pebbled conglomerate band approximately 1.0m thick. The UK9b Reef contains poor grade values, but the UK9c Reef has been stoped in scattered areas throughout the Modder East property. The proximity to the Black Reef will reduce the cost of accessing the Kimberley Reefs. The UK9c unit could be a mining proposition where it is in contact with the underlying MK1 Basal Reef. The MK1 Basal Reef normally lies 5m – 10m below the UK9. It is usually poorly developed, but higher gold grades exist in conglomerates and in heavy mineral stringers. These conditions exist in places at Modder East, but irregularity both vertically and laterally makes prediction of payable areas difficult.

The Main Reef has been the most important gold producer in the East Rand Gold Field. It is proposed that should future Main Reef mining be profitably exploited at Modder East, underground access would be possible from the refurbishment of a number of existing adits and shafts. A development schedule plan from the previous owners exists and is currently being evaluated. It is proposed that in 2005/6 the Main Reef Mineral Resources of the Modder East property will be tabulated and included in the resource inventory. The present resource declaration includes no Main Reef Mineral Resources. As part of the routine on-mine exploration, 25 diamond drill holes have been planned for the forthcoming year. Including deflection drilling it represents 7 625m of drilling. A supplementary programme totalling some 11 850m of diamond drilling has been designed to explore the potential eastern extension of the BPLZ and UK9a Reefs.

Aflease is busy compiling a feasibility study on the Modder East project, which it expects will be finished in early 2006. This is aimed to advance the previously completed pre-feasibility study to bankable feasibility study levels of accuracy, confirm the economic potential of the project and provide a document which will be suitable for raising finance for project implementation should the study result be positive.

3.6.2 New Kleinfontein and Turnbridge

Two diamond core drill exploration holes have been planned in each of these areas for the forthcoming year (included above).

A preliminary exploration programme for New Kleinfontein envisages the use of regional mapping, 3-dimensional seismic surveying, diamond drilling, bulk sampling and underground reconnaissance to evaluate the Main Reef resources. This is spread over a three-year period.

3.6.3 Spaarwater Project

SNGM has compiled a rigorous exploration program for the Spaarwater Mineral Areas 1 – 3 that will lead up to a bankable feasibility study. SNGM contends that the project can commence immediately under the auspices of the existing unused old order mining right. The programme is scheduled to extend over 4 years and involve, *inter alia,* the following steps:

- Underground access and equipping;
- Regional surface geological mapping;
- Target generation;
- Reconnaissance and valuation – underground mapping, sampling and drilling;
- Mineral resource determination;
- Trial mining and bulk sample;
- Metallurgical and process testwork;
- Ore reserve conversion and independent audit;
- Pre-feasibility and feasibility studies.

Exploration of Spaarwater Areas 4 – 5 and 6 will be put on hold initially, depending on the results from Areas 1 – 3.

3.6.4 Ventersburg Project

The exploration program is targeted at a 13.2 square kilometer area containing potentially 6.6 million ounces of gold on the "A" Reef auriferous horizon. The expected potential is based on information obtained from 70 boreholes drilled in the past. The exploration program is scheduled to extend over five years and involve, *inter alia,* the following steps:

- Desktop study and data search;
- Regional geological mapping;
- Target Generation;
- Reconnaissance and Valuation;
- Mineral resource determination;
- Geophysical Survey: Air-born Magnetic Survey;
- Target screening and selection;
- Metallurgical and Process Testwork;
- Ore Reserve Conversion and Independent Audit;
- Pre-Feasibility Study;
- Feasibility study.

3.6.5 Exploration Budgets

SRK has examined the exploration budgets compiled by the Companies and these are summarised in Table 3.1.

Table 3.1: Summary of Exploration Budgets

Item	Units	2005	2006	2007	2008
Modder East (feasibility study) (1)	Rm	5.72			
Modder East Phase 2 Exploration (1)	Rm	2.21			
Kleinfontein & Turnbridge	Rm	0.83	3.64	1.63	0.61
Spaarwater Project (Areas 1 – 3) (2)	Rm	6.25	9.98	4.66	7.58
Spaarwater Project (Areas 4 – 5, 6) (2)	Rm	1.69	14.97	17.51	6.80
Ventersburg Project (2)	Rm	1.82	21.51	4.70	4.20
Total	**Rm**	**18.52**	**50.09**	**28.50**	**19.19**

1. Represents the period from June 2005 to March 2006.
2. Taken to run from June 2005.

The exploration budgets set out in Table 3.1 for the various assets appear to be reasonable, based on the planned activities incorporated into the programmes.

Figure 3.1: Generalised Geology of the Witwatersrand Basin


LEGEND
Younger cover sequences
Exposed Central Rand Group
Covered Central Rand Group
Exposed West Rand Group
Covered West Rand Group
Dominion Group
Exposed granitoid basement
Major faults
Gold fields
Mining Assets
BOTSWANA
SOUTH AFRICA
NAMIBIA
100
0
100 Km
SCALE
Share Swap Assets
Generalised Geology of the Witwatersrand Basin
FIGURE
3.1

Figure 3.2: Simplified Stratigraphy for the Modder East Project



BUCKSHOT PYRITE
LEADER ZONE
BLANKET FACIES
CHANNEL FACIES
TRANSVAAL SUPERGROUP
MALMANI SUBGROUP
MONTE CHRISTO
BLACK REEF QUARTZITE
WITWATERSRAND SUPERGROUP
TURFONTEIN
KIMBERLEY
JOHANNESBURG
BOOYSENS
RANDFONTEIN
KIMBERLEY REEFS
UK 9A
BLACK REEF
MAIN REEF
SRK Consulting
Simplified Stratigraphy for the Modder East Project
FIGURE 3.2

Figure 3.3: BPLZ footprint, Borehole positions and NS/EW Projection Sections



Modder East Project
BPLZ Footprint, Borehole Positions and NS/EW Projection Sections

FIGURE
3.3

Figure 3.4: East Rand Basin – Extent of Stoping on the Nigel Reef

NEW KLEINFONTEIN
AND SUB NIGEL PAYSHOOT

LEGEND

Low payable zone

Outcrop/Subcrop of Nigel Reef

Spaarwater Project

New Kleinfontein/ Tumbridge Project

500 0 500m

SCALE


SRK Consulting

East Rand Basin
Extent of Stoping on the Nigel Reef

FIGURE
3.4

Figure 3.5: Stratigraphy of the OFS Goldfield



Ventersdorp Contact Reef
Elsburg Basal Reef
'A' Reef
Sand River Reef - GFSA - Kalkoenkrans Reef - Gengold
K4 Reef - AAC; Aandenk Reef (JCI);
Rewashed Big Pebble Marker - Rand Mines
'B' Reef
Leader Reef Zone
Steyn Reef; Basal Reef
Ada May Reef
WITWATERSRAND SUPERGROUP
CENTRAL RAND GROUP
JOHANNESBURG SUBGROUP
TRANSITION ZONE
WEST RAND GROUP
IDEALISED COLUMN
Not to scale
Max thickness +/- 8 600m
Large sections often absent
Section thickness vary substantially
SRK Consulting
Stratigraphy of the OFS Goldfield
simplified from de Bever (Ref.6)
FIGURE
3.5

Figure 3.6: Ventersburg Project – Plan showing borehole localities and "A" reef sub outcrop position

WS-9 BOW-1 WS-4 WOR-1 RO-1 UK-1

Surface

500m

1000m

Karoo Sequence

Central Rand Group

A - Reef

EOH

SECTION A-A'

VV-2 PW-1 984 VV-1 WS-6 WS-1 UZ-1 RR-1 WS-2 433 UK-1 WS-3 A' BOW-1 RO-1 A WOR-1 WS-9 WS-4 WS-8 WS-7 KL-1 FP-2 WOV-1 VL-2 FP-3 KL-2 FP-1 VL-1 OH-1 VOS-1 IDA-1 VIT-1 ZL-1 BHM-2

SUB-OUTCROP OF "A" REEF

VENTERSBURG FAULT

LEGEND

'A' Reef suboutcrop

Fault

intersected 'A' Reef

behind suboutcrop

no information

zone of higher gold content

0 1 2 3 km

SCALE



Ventersburg Project
Plan showing borehole localities and "A" reef sub outcrop position within Area of Interest

FIGURE 3.6

4. MINERAL RESOURCE ESTIMATES

4.1 Introduction

This section summarises the methods used by Aflease to derive and classify its latest Mineral Resource estimates. It also gives SRK's comments and opinions on the reasonableness of these estimates and presents SRK's audited Mineral Resource statements as appropriate.

4.2 SRK Audit Procedures

SRK has not recalculated Mineral Resource estimates for Aflease's Mining Assets. SRK however agreed with Aflease the process to be used to generate the resource estimates and has undertaken sufficient checks to be able to verify the process was correctly applied. SRK has not independently verified the underlying sampling and assay data.

The Mineral Resource estimates use the terms and definitions as set out by the SAMREC[1] Code.

4.3 Modder East – Mineral Resource Estimation Methodology

Mr C J Muller, an independent resource geologist on contract to Aflease, compiled the latest Mineral Resource estimate for Modder East. SRK has not re-estimated the resource but has reviewed the data and methods used by Mr Muller.

4.3.1 Drilling

The Normal drilling procedure used by Aflease for the Modder East project is to use diamond core drilling techniques, and for the "mother hole" to be drilled into the BPLZ and the underlying Kimberley Reef zone. The core size that has been used is BQ. The drilling of two deflections is standard on the BPLZ and if the UK9a is identified within the mother hole, two deflections are developed on the UK9a. The deflections are drilled using TBW core barrels. A down hole multishot borehole survey is then carried out at 10 metre intervals giving data on both the mother hole and the drillhole deflections. The drill collar is initially laid out using hand-held GPS instrumentation; on finalisation of drilling, the collar is surveyed by a professional surveyor on contract to Aflease, using a differential GPS instrument.

4.3.2 Sampling Method and Approach

The sample handling protocol is that core recovery over the sampled economic horizon must be such that the recovered core, when sampled, is 'representative' of the unit for grade evaluation. Should core losses be judged to be unacceptable, additional deflections may be drilled from the mother hole in order to recover acceptable sample materials. Three representative intersections for sampling were normally required from each diamond drill hole.

A unique sample number is assigned to each sample. Dips of geological contacts are measured relative to the core axis and these data are recorded to enable a true sample width to be estimated for each sample. The sample is then split along its length using a diamond saw. Samples are cut from one side of the split core, with sample intervals controlled primarily by the geology. Samples are bagged within heavy-duty plastic bags that are used only once and sent to the assay laboratory.

4.3.3 Sample preparation, Analyses and Security

Borehole core samples were assayed at the SANAS-accredited Anglo American Research Laboratories ("AARL") using a 50g aliquot fire assay and an instrumental finish using ICP-MS technology. For quality control purposes blanks and quality control standards are submitted in each sample batch by the laboratory. Review of the analytical quality control data provided as part of the assay certificate for all drill holes drilled between February 2004 and July 2005 shows that the data are suitably accurate (monitored with SARM 54 and SARM 53 certified reference materials) and precise (pulp splits done on 10% of data) to be used as the basis of a Mineral Resource estimate.

4.3.4 Data Verification

External to the AARL analyses, there is a small data set (66 samples) consisting of pulps recovered from AARL and submitted to the SANAS-accredited SGS Lakefield Laboratories ("SGS-L"). Examination of these results demonstrates good agreement between the two laboratories results.

1 The South African Code for Reporting of Mineral Resources and Mineral Reserves, prepared by the South African Mineral Resource Committee (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy, March 2000.

SRK recommends that sets of pulp rejects be routinely analysed at an umpire laboratory to provide an independent verification of the sample grades.

4.3.5 Data Quality and Quantity

A number of drilling programs have been completed on Modder East, targeting the Black Reef and to a lesser extent the UK9a Reef. Normal drilling procedure is for the "mother hole" to be drilled using a BQ size into the BPLZ and the Kimberley Reef zone. The drilling of two deflections is standard on the BPLZ and two to four deflections on the UK9a. Deflections are drilled TBW size. A down the hole multishot borehole survey is then carried out at 6 metre intervals giving data on both the mother hole and the drillhole deflections. Gencor completed 14 drill holes in the area before 1993, while Harmony drilled three holes in 1994. The positions of these holes are shown in Figure 3.8. Also shown are the positions of the latest drilling in the series DD1 to DD28 completed by New Kleinfontein between 2001 and 2004 comprising 28 holes, performed in three phases:

- Phase1: 3 boreholes DD1 to DD3 (June 2001 – August 2001);
- Phase2: 18 boreholes, DD4 to DD21 (October 2002 – December 2003);
- Phase3: 7 boreholes, DD22 to DD28 (September 2004 – July 2005).

The results of the phase 3 drilling, specifically on the BPLZ of the Black Reef, together with the reinterpretation of all drilling completed to date, has increased the resource base substantially from that included in the 2003 Mineral Resource estimate.

The Gencor drill holes (14 holes in the 2873 – 3111 series) were analysed at Gencor Springs Laboratory. The Harmony holes (3 holes prefixed with GVP) intersected a waste on Black Reef Contact representing a palaeo-high with no Black Reef developed. The New Kleinfontein samples (Boreholes DD1 – DD28) were all sent to AARL and were fire assayed using a 50g aliquot and an atomic absorption finish. Aflease has continued to make use of AARL for the analysis of drilling results at Modder East. The insertion of blanks and quality control standards in each sample batch for quality control purposes is part of the laboratories standard procedures and the mine staff did not submit any independent quality-control samples. The database results from DD1 – DD22 have not been reviewed to examine data transcription issues, all assay data are provided electronically, but these data are entered by hand into the drill hole database. The staff entering the data does pay particular attention to the link between sample grade and lithology; quartzites are generally low-grade or barren, whilst samples in which the presence of pebbles is recorded typically display higher grades. The quality control results of drill holes DD22 – DD42 have been examined in detail. In addition to their own standard reference materials, quality control procedures at the laboratory include the analyses of replicate samples, prepared within the laboratory and representing approximately 10% of the samples received. In addition, AARL participates in a variety of inter laboratory cross checks. SRK has obtained all AARL laboratory certificates for samples analysed between February 2004 and present. These certificates contain all duplicate analysis data, as well as laboratory returns for certified standard reference materials, SARM 53 and SARM 54, respectively. In addition a set of internal quartz blanks are also recorded in the data. SRK has prepared standard charts to explore the analytical quality for this subset of the total Modder East data. SARM 54 is a low grade standard (certified value is 0.21g/t) and the lab returns (total of 134 assays) for this material range between 0.16 and 0.25g/t, with an average of 0.21g/t. Within the chart, values sorted on date of submission, using the laboratory sequence numbers do not show any persistent trends of value with time. SARM 53 is a higher grade standard (certified value is 3.99 g/t). The laboratory returns for this standard include two anomalously low values (both 1.87g/t). Exclusion of these two values vields a data set of 134 samples, with a range of 3.58g/t to 4.35g/t and an average of 3.86g/t. The implication of this is that values around 4g/t may be understated by approximately 4%. A plot examining reproducibility within the paired data (original assay and laboratory duplicate) shows that 90% of the pairs report an absolute relative deviation of 14% or less. SRK is of the opinion that the data quality is sufficient to support a Mineral Resource estimate.

A subset of samples assayed at the AARL was sent to SGS-L for check assay. A total of 66 duplicate assay values were provided to SRK for analysis. A scatter plot of the values reveals that the Lakefield values are on average higher than the AARL values. Samples with low grades show relatively good agreement, and the scatter increases with grade. A plot of the Half Absolute Relative Difference reveals that many of the samples with large grade differences are high-grade samples. This implicates the presence of coarse gold in the reef, which when using small sample aliquots such as are typical

for fire assay, can significantly affect the grade of a sample by their chance presence of absence. A Quantile-quantile plot, which compares the ranked sample values from each laboratory, regardless of pairing by sample, shows that the cumulative histograms of the 66 assays from the two laboratories are very similar in shape. A notable exception is one sample from Lakefield with a grade of 112g/t. This is far greater than the next highest sample in the dataset at 40g/t. The average value of the Lakefield data is over a gram per tonne higher than the AARL data, however, if this sample with grade of 112g/t sample is removed, and the original assay from AARL, the average values of the two datasets differ by only 0.1g/t. The presence of coarse gold in the reef might introduce a high degree of scatter in the duplicate sample values, especially if the sample aliquots submitted for assay are relatively small. The presence of such extreme values suggests that an analysis of the data to determine the effect of capping certain outlier values may be merited.

For the most recent Mineral Resource estimation study completed by Charles Muller, the data were acquired from Aflease in the form of Excel spreadsheets. The data from the 14 holes drilled by Gencor did not contain the original individual sample values, but were presented as full reef composite values. These boreholes were used only for the evaluation of the BPLZ where the mineralised zone is on average only 43cm thick. Only 5 of the 14 holes contained a composite sample value for this facies. For the Channel and Blanket facies, individual drillhole samples were composited to a 1m length. The BPLZ facies was evaluated as a full reef composite.

A total of 19 boreholes were used to calculate a resource estimate for the UK9a Unit. Ten of these holes were newly drilled and have not previously been included in a resource estimate.

SRK is satisfied that the assay data are of sufficiently good quality for use in Mineral Resource estimation.

4.3.6 *Orebody Definition and Resource Estimation*

Previously the orebody was modelled as two separate facies types that were later combined into one single model. The facies used were the BPLZ and the Blanket Facies. For this resource estimation, three distinct reef types have been identified and modelled: namely the Channel Facies, overlain by the Blanket Formation, which is capped by the BPLZ. Samples from the Channel Facies and Blanket Formation were composited to a 1m interval. Based on examination of histograms and probability plots, no anomalous grade values were identified that were considered to require cutting or capping of grades.

A triangulated surface model was constructed describing the upper and lower contact surfaces for each of the facies units. For each facies unit, the pairs of surfaces (i.e. upper and lower contact) were then filled with model blocks that have been clipped to the wireframe in order to represent the volume of this reef facies. These seam models (one for each reef facies) were then regularised to 200m x 200m x 1m before grade estimation. Each block within the 200m x 200m x 1m block model records the proportion or volume of each reef facies contained within each block.

Experimental variograms for the gold grade were modelled for each reef horizon. In order to obtain a better estimate of the nugget and range of the model variogram in relation to the population sill, data was used from an adjacent property to the south of the area being modelled. Close-spaced underground channel data were available from this operation.

The variograms were assumed to consist of a pair of nested spherical structures. The drill data spacing at Modder East is too widespread to allow the short-range structure to be determined experimentally. Variograms from Grootvlei Mine have been documented and reference to this information by Mr Muller was included in the derivation of the variogram structure for the Black Reef facies units in the Modder East project. All variograms (i.e. BPLZ, Channel Facies and Blanket Facies were assumed to have a relative nugget effect of 55% and for the first structure sill to have a relative variance of 25%. In addition, the first range structure was assumed to have a range of 30m.

Simple Kriging was selected by Mr Muller as being the most appropriate estimation technique for the widely spaced data used in the estimation of the Black Reef facies units. Ordinary Kriging and an inverse distance estimation technique were also used "for comparison purposes". Within the Simple Kriging estimates, the gold grade values (g/t) were interpolated into the 3D block model. The search ranges were set slightly further than the modelled semi-variogram ranges, although these parameters are not specifically listed in the report. A minimum of 4 and a maximum of 40 samples were used to estimate each block. A density (specific gravity) of 2.8 was assigned to the BPLZ facies

and 2.7 to both the Channel and Blanket facies. In general, within the narrow orebodies such as the BPLZ, it is more common to estimate the metal accumulation in preference to the grade. This arises because the grade is not strictly a linear additive variable, whereas the accumulation is additive. The consequences of estimating grade in preference to accumulation are that some of the local estimates may be biased, but the global estimate is unlikely to be materially flawed. Within the Channel Facies, the estimate is a genuine three dimensional estimate of grade into 1m high blocks using 1m sample composites, so no problems are anticipated in this estimate.

4.3.7 Classification

No specific numerical rules have been applied for the classification of the Mineral Resources. It is stated that the classification of a Mineral Resource is a function of the confidence of the estimate, including confidence in drilling, sampling, geological understanding, geostatistical relationships etc. Aflease has listed the following aspects or parameters as important factors for consideration in resource classification:

- Sampling: Quality assurance and quality control.
- Geological confidence.
- Number of samples used to estimate a specific block.
- Kriged Variance.
- Distance to nearest sample.
- Lower Confidence Limit (blocks).
- Kriging Efficiency.
- Deviation from the lower 90% confidence limit (data distribution within resource area considered for classification).

Using the criteria listed above, the entire Black Reef resource at Modder East has been classified as an Indicated Mineral Resource. Based on the criteria above Inferred Mineral Resources could be delineated adjacent to but beyond those classed as Indicated. However, resources tabled were restricted to the areas close to sample (drilling) information. SRK is of the opinion that the classification applied is valid, especially when the adjacent mining areas are included within the consideration of the continuity of the mineralisation within the diamond drill holes.

The UK9a Mineral Resource has been classified as an Inferred Mineral Resource and is reported over a minimum mining width of 1m.

4.3.8 Selective Mining Units

Initial grade interpolation was done on a 200m x 200m x 1m block size because the average spacing of data was approximately 300m. It has been proposed that when mining takes place information will be available on a much smaller grid. In order to take this into effect, the interpolated results were post-processed using an indirect change of support process that is based on a two parameter log-normal sample distribution and uses the Simple Kriged block estimate as the local mean of a distribution of selective mining units. The distribution of the SMUs is derived from the distributional model and consideration of the dispersion variance; once available, this distribution can be interrogated at a specific cut-off to predict the proportion of the block above the cut-off and the grade of this proportion of the block. The resources compiled by Mr Muller were quoted above the following grade cut-off values: Channel Facies 0.92g/t, Blanket Formation 0g/t, BPLZ Facies 1.28g/t. After grade interpolation was completed the structural block model and the grade model were combined into one model with a block size of 25m x 25m x 1m. The tonnage proportions in the grade model were recalculated for the smaller block size.

SRK is of the opinion that this resource estimate, estimated to represent resource blocks of 25m x 25m x 1m, will not be achievable in practice. This opinion is based on an assessment of the anticipated mining practice and consideration of what information will be available and when, in the mining cycle, this information is accessible. Using a larger block size for reporting grades and tonnages above a cut-off will result in the reported tonnage increasing and the grade decreasing slightly. SRK considers it likely that, as for the resource values calculated for the Bonanza Project, the selection of blocks of approximately 90m x 90m will be more achievable, since this dimension more closely replicates the raise spacing that might be applicable to the mining of this Mineral Resource. For the Modder East Mineral Resource estimate, the estimates were presented as 20m x 20m blocks, derived

from post-processing of original 200m x 200m block estimates. In order to recast the estimates as 90m x 90m block estimates, SRK has increased the tonnages for each facies above their respective cut-off grades by 6% and has decreased the grade by 5%, in a proportion similar to that calculated for the Bonanza South resource estimates.

4.3.9 Grade Reconciliation

Descriptive sample statistics were presented for each facies within each domain. The resource statement, however, has tabled a mean grade value for each facies, each at a slightly different cut-off value.

4.3.10 UK9a Orebody Definition and Resource Estimation

A total of 19 holes were used to calculate the resource for the UK9a. Six of these are newly drilled holes that have not participated in previous resource estimates. An attempt to delineate a branched channel geometry was made using the drill hole data. Eight of the drill holes were determined to fall within the channel(s), the remainder was located outside the channel features.

A composite gold grade and channel width was interpolated using an Inverse Distance Cubed weighting process within the inferred UK9a channel feature. The block model was two dimensional with a block size of 200m x 200m. The interpolated channel width and an SG of 2.7 were used for the estimation of the *in situ* tonnage within the channel features.

For the conversion of the in situ estimate to a mining resource, a 1m stope width was applied and external dilution included within this mining cut was added to the channel tonnes. In addition, a cut-off of 2.42g/t cut-off was applied and it was assumed that only 70% of the channel material could be identified or located.

SRK considers that the modelling methodology as described is reasonable, although it would probably have been preferable to interpolate metal accumulation and channel width and recover the estimated channel grades from the quotient of these two estimates. Additionally the channel location and continuity cannot be reliably determined from the existing drill hole coverage. The classification of an Inferred Mineral Resource adequately reflects the large uncertainty in this estimate.

4.4 UC Prospect, Kleinfontein and Turnbridge – Mineral Resource Estimation Methodology

4.4.1 Data Quality and Quantity

Over 19 000 underground sample sections exist for the Black Reef in the UC Prospect and 8 Shaft areas in the same facies as the Modder East section. The sampling was done on a 6 x 6 m grid by Petrex. The geostatistical characteristics of the reef are therefore well understood. SRK has not audited the sampling practices and methodologies used in this area, however they were independently audited by Mr P Camden-Smith, PrSciNat in 2003, and were found to be acceptable.

Kleinfontein is a mature operation in which operations comprised mining of remnants and pillars, and vamping. There are no standard procedures for sampling and evaluation of the material mined, although the 15 kg mono winch collection bags were sampled to calculate a delivered grade from each shaft, and were also used as a guide to terminating mining in low-grade areas. Fifteen drill holes were completed into remnant and unmined areas. There are insufficient drill hole data of sufficient quality to calculate a robust in situ grade estimate using geostatistics or similar techniques. The resource is based on the following factors:

- Kleinfontein is a pillar mine, and has a wealth of historical production data surrounding the mineable remnants.
- The geology of the area is well understood; the section is located in the proximal area of the northwest southeast pay zone.
- Similar practice has been used in the area by many small operations and the grades achieved are similar to those achieved when the mine was in full production.

Turnbridge similarly has a lack of verifiable sampling data, but lies adjacent to Kleinfontein, and is considered an extension to that orebody. Historic values used in the estimation were derived from 1:1 000 Government plans, and the correlation between historic and recent sampling is reported to be good.

No additional work has been undertaken on the Turnbridge property since the original documentation of this Mineral Resource. Given the long lead time that would be required to undertake any additional verification work on the Mineral Resources, it is considered prudent to reclassify the Indicated component of this Mineral Resource to Inferred.

4.4.2 Orebody Definition and Resource Estimation

No detailed audit of the resource generation process was undertaken for these projects, as neither of them form part of any immediate mining plan. The Mineral Resource estimates for Kleinfontein are based on a March 2000 report compiled by C L Engelbrecht (M.Sc, MSAIMM) and audited and modified by Mr Camden Smith. The estimate is based on; production figures on the mine from 1864 till 1998, fifteen prospect drill holes, location of the claims relative to the Main and 60m Leader Reef payshoots, and results of check samples taken underground.

4.5 Sub Nigel – Mineral Resource Estimation Methodology

Sub Nigel was operated by Gold Fields until its closure in 1971. The Sub Nigel Gold Mining company was incorporated in 1984 and acquired the Sub Nigel Mine from Gold Fields. During the period 1985 till 1992, the mine was refurbished and operated by Sub Nigel Gold Mining Company Limited. The assets of SNGM include Sub Nigel, the adjacent Spaarwater Gold Mine and the Ventersburg Exploration project, located in the Southern Free State.

In 1994, a Mining Feasibility Study Report was issued that reported "reserves" for the Sub Nigel Mine. These "reserves" are actually equivalent to the current definition of Mineral Resources, since they represent *in situ* tonnages of material that is considered economically extractable. Resources have been quoted for the Main Reef and for Erosion Channel mineralisation beneath the Main Reef. This 1994 report post-dates a number of previous reports that were compiled by geologists including staff of Gold Fields as well as geologists employed by SNGM. The resources reported in the 1994 study have been presented within the "proven", "probable" and "possible" groupings. Clearly these are inconsistent with the current SAMREC definitions and guidelines and it has been necessary to re-consider the appropriate classification for these resources. In addition to the Resources on Sub Nigel, Mineral Resources have also been estimated for the Spaarwater Mine, presented in a report by Campbell (1989).

4.5.1 Drilling

Pyritic quartzites within erosion channel features in the footwall of the Main Reef have been mined sporadically by Sub Nigel and in the late 1980's underground drilling identified three auriferous units within a thick conglomeratic dominated erosion channel feature. SRK were unable to locate details of the drilling methods and sampling and analytical techniques employed in this sampling program. Neither are there any detailed records of quality control processes employed in the laboratory responsible for analysis. Gold Fields have made the drill logs of 39 surface diamond drill holes available, covering the northern sector of the Ventersburg project. The drill hole logs are of variable levels of detail and completeness and most present records of incomplete analytical data. The available grade data show a range of grade values between 1g/t and 7g/t over stope widths of at least 100cm.

4.5.2 Sampling Method and Approach

Conventional channel sampling was been employed within the stoping and on-reef development environments to derive local grades. The Main Reef typically has a channel width that varies between 15cm and 65cm, with the mineralised units clearly identifiable. The footwall is a distinctive grey banded shale unit.

4.5.3 Sample preparation, Analyses and Security

The entire sampling database, which forms the basis of the Resource estimates, consists of historic information that include sampling data generated by SNGM, as well as some historic sample results from Gold Fields mining results. It is assumed that the sample preparation methods, as well as the analytical techniques and typical security procedures attendant on the sampling would have followed industry norms of the day; these features of the data are very poorly documented. Typically the mine would have a sampling department that would be responsible for all underground sampling activities under the direction of the Mine Survey department. Samples collected underground would be carried in either rucksacks or possibly rubber "elephant foot" bags by the samplers to the mine head and from there delivered to the assay laboratory. Assay methods of the day almost exclusively consisted of fire-

assay, with samples crushed in a jaw crusher and pulverised using disk pulverisers (e.g. Keegor vertical spindle mills). Assay finish was gravimetric, resulting in a practical detection limit of approximately 0.1g/t. At this time, responsibility for analytical accuracy and precision was abdicated to the Laboratory Manager and it was unusual for the geological department to send any quality control samples to the laboratory.

4.5.4 Data Verification

No systematic program of data verification has been undertaken or planned. The Mineral Resource estimates reported within the 1994 Feasibility Study have an average grade of 5.6g/t. This value is similar to the head grades reported within the 1987 – 1988 SNGM annual reports.

Within the 1986 Prospectus issued by SNGM, Table III/9 lists 26 paired sample values assayed by Sub Nigel and by Gold Fields, although the source of the sample materials are not described. There is a fairly wide scatter between the two data sets; on average the Sub Nigel data are approximately 13% higher than the Gold Fields data.

4.5.5 Data Quality and Quantity

The Erosion Channel resources on Sub Nigel are based on a development intersection within the $17^1/_2$ Level reef drive and three underground diamond drill holes. The quality of the assay data are unknown since there are no quality control data relevant for this particular sampling campaign and the quantity of information is inadequate to appropriately delineate a high-quality Mineral Resource estimate.

Estimates of the Mineral Resources on the Main Reef include block estimates containing and immediately adjacent to underground channel sampling data, both within stopes and within reef drives. These estimates are reasonably well serviced with data, albeit of indeterminate quality. One group of Mineral Resources has also been delineated in areas within 30m of sample localities; these were represented by the term "probable reserves". Finally, estimates based on extrapolation of geological evidence were termed "possible reserves". The quantity of data and in particular the local quantity that services the Mineral Resource estimate, is variable and is the basis of the subdivision of the "reserves" into confidence-related groupings. However the quality of these data is, as stated previously, unknown.

4.5.6 Orebody Definition and Resource Estimation

The Main Reef is defined on its footwall by a sharp contact between the small-pebble conglomerate that characterises the Main Reef and the shale footwall. The upper contact of the conglomerate with the hangingwall quartzites is also a well defined, visible contact. The Erosion channel mineralisation is less well defined, within these features, well developed conglomerate bodies may exist, yet sampling reveals that they are poorly mineralised. Pyritic quartzite units within the erosion channel fill, in contrast, may be highly mineralised. The erosion channel environment is inherently more difficult and complicated from the perspective of defining the limits of the mineralisation. Details of the estimation methods applied to derive the 1994 Mineral Resources are poorly recorded within the document in which these results are reported. The estimates do not appear to have been derived using geostatistical methods, instead it appears that local averaging of sample values (accumulation and mineralised width) have been used to derive the grade estimates. A constant density value also appears to be applied to convert mineralised volumes to in situ tonnage estimates.

Within the Spaarwater Mine, Mineral Resources have been estimated around underground development and reported by Campbell (1989). Resource blocks have been drawn around the developments, with block margins placed on projected payshoot boundaries. This may result in a strike projection beyond the development end of as much as 85m. Blocks have been projected parallel to the payshoot directions, up to 35m from the developments. These blocks have been classified as "measured" resources by Campbell. Blocks between the "measured" blocks have also been estimated; these blocks are not informed by any sample grade data and are extrapolations of the adjacent estimated block grades. A large "inferred" mineral resource was estimated between the two known payshoots based on an assumed payability of 20%. De Jager (1986) has indicated that extensive development between the payshoots failed to locate payable reef, accordingly it was decided to exclude these inferred Mineral resources from subsequent studies. Minor resources on the erosion channel beneath the Main Reef have been included within the resource estimates, as have minor tonnages on the Kimberley and Footwall Reef (FWR). In all cases effort has been taken to ensure that Mineral Resources within Sub Nigel and Spaarwater are only reported above 21 Level, which coincides with the estimated water table.

4.5.7 Classification

The 1994 Mineral Resources have been described using terms that are inconsistent with the definitions and guidelines of the SAMREC Code – these estimates predate the SAMREC Code. From the perspective of the data available and in particular the lack of quality indicators attached to sample data, the Sub Nigel Mineral Resources have many of the limitations that apply to the Mineral Resources that have been presented for the Turnbridge and New Kleinfontein assets of Aflease:

- the basis of the estimates of Mineral Resources at Sub Nigel and Spaarwater Gold Mines is a set of unverified historic data of unknown analytical quality;
- the Resource estimates are not based on modern geostatistical approaches, but rely on older, more traditional methods, including stretch averages and local mean estimates based on channel samples;
- the Resources represent, in the most part, pillars and remnant blocks on the Main Reef (this is the same reef as the Main Reef at New Kleinfontein – Turnbridge), with some erosion channel mineralisation present at Sub Nigel. A very minor component of the Resources within Spaarwater Gold Mine consists of Kimberley Reef and Footwall Reef beneath the Main Reef.

SRK considers that the appropriate classification for the Sub Nigel Mineral Resources, in a manner consistent with the treatment of the New Kleinfontein and Turnbridge area is that of Inferred Mineral Resources. Although previous estimates of Mineral Resources for Spaarwater Gold Mine have been classified as Measured, Indicated and Inferred Resources, the data that form the basis of these estimates cannot be verified, neither are details of data quality available. SRK consider that these estimates are also most appropriately classified as Inferred Mineral Resources.

4.6 Ventersburg Project – Mineral Resource Estimation Methodology

With respect to the Ventersburg project, SRK does not consider that Mineral Resources may be estimated. The continuity of geological features that control gold distribution is poorly known from the widely spaced drilling data. Quality indicators for the drilling, including survey and collar location check data, as well as analytical quality control data are not available. The average grade of the mineralisation appears to be of the order of 3g/t at a depth of approximately 800m below surface. It is unlikely that this material, assuming it could be estimated with some level of confidence, would even fulfil the definition of a Mineral Resource.

4.7 SRK Mineral Resource Statements

Tables 4.1 to 4.4 reflect the SRK Audited Mineral Resources for the Share Swap Assets. No resources are declared for the Ventersburg Project.

Table 4.1: Modder East Project – Audited Mineral Resource Statement

Mineral resources	Tonnage (kt)	Channel width (cm)	Au grade (g/t)	Contained gold (koz)
Indicated				
Black Reef (BPLZ)	3 556	57	9.5	1 080
Blanket Facies Reef	3 573	60	0.4	47
Channel Facies Reef	9 885	307	1.7	537
Kimberley UK9a Reef				
Total indicated resources	**17 014**	**203**	**3.0**	**1 665**
Inferred				
Black Reef (BPLZ)				
Blanket Facies Reef				
Channel Facies Reef				
Kimberley UK9a Reef	4 922	100	5.2	829
Total inferred	**4 922**	**100**	**5.2**	**829**

Table 4.2: Kleinfontein & Turnbridge – Audited Mineral Resource Statement

Mineral resources	Tonnage (kt)	Channel width (cm)	Au grade (g/t)	Contained gold (koz)
Indicated				
Turnbridge – Main Reef				
Total indicated resources				
Inferred				
Kleinfontein – Main Reef	2 466	n/a	6.9	549
Turnbridge – Main Reef	1 800	n/a	4.8	280
Total inferred	**4 266**	**n/a**	**6.0**	**829**

Table 4.3: Sub Nigel – Audited Mineral Resource Statement

Mineral resources	Tonnage (kt)	Channel width (cm)	Au grade (g/t)	Contained gold (koz)
Indicated				
Sub-Nigel				
Total indicated resources				
Inferred				
Sub Nigel – Nigel Reef	1 040	n/a	5.37	180
Sub Nigel – Erosion Channel	828	n/a	5.72	152
Total inferred	**1 868**	**n/a**	**5.53**	**332**

Table 4.4: Spaarwater – Audited Mineral Resource Statement

Mineral resources	Tonnage (kt)	Channel width (cm)	Au grade (g/t)	Contained gold (koz)
Indicated				
Spaarwater – Main Reef				
Total indicated resources				
Inferred				
Spaarwater – Main Reef	1 258	n/a	4.08	165
Spaarwater – Erosion Channel	473	n/a	5.70	87
Total inferred	**1 732**	**n/a**	**4.52**	**252**

4.8 SRK Comments

4.8.1 Modder East Project

SRK is satisfied that the Mineral Resources for Modder East are appropriately estimated and classified, providing that the provision for highly selective extraction is excluded from the Resource statement. SRK has increased the tonnages by 6% and has decreased the grade by 5% in order to express the Mineral Resource in terms of blocks of approximately 90m x 90m, which SRK considers would more appropriately depict the likely scale of selectivity.

SRK considers that the Datamine modelling methodology described for the UK9a is sound, however, the error that can occur in defining the position and extent of the Channel Facies from a few borehole intersections and factoring in 70% as being pay tonnes, support the classification of an Inferred Mineral Resource.

Densities are based on a sub-set of drill hole samples; the values applied appear to be reasonable for the various rock types. SRK recommends that Aflease should continue to monitor density, especially within the highly pyritic BPLZ unit.

4.8.2 *Kleinfontein and Turnbridge*

Kleinfontein is a mature operation that comprised mining of remnants and pillars, and vamping. There are no standard procedures for sampling and evaluation of the material mined and the drill hole data are insufficient to calculate a robust in situ grade estimate using geostatistics or similar techniques.

Turnbridge similarly has a lack of verifiable sampling data, but lies adjacent to Kleinfontein, and is considered an extension to that orebody. No additional work has been undertaken on the Turnbridge property since the original documentation of this Mineral Resource.

Given the long lead time that would be required to undertake any additional verification work, SRK considered it prudent to classify all Mineral Resources on these projects as Inferred.

4.8.3 *Spaarwater Project*

The Mineral Resources for the Spaarwater Project used terms that are inconsistent with the definitions and guidelines of the SAMREC Code. From the perspective of the data available and in particular the lack of quality indicators attached to sample data, SRK considers that the appropriate classification for the Sub Nigel Mineral Resources, in a manner consistent with the treatment of the New Kleinfontein and Turnbridge area, is that of Inferred Mineral Resources.

Although previous estimates of Mineral Resources for Spaarwater Gold Mine have been classified as Measured, Indicated and Inferred Resources, data verification is not possible and details of data quality are not available. SRK considers that these estimates are also most appropriately classified as Inferred Mineral Resources.

4.8.4 *Ventersburg Project*

SRK does not consider that Mineral Resources may be estimated for the Ventersburg Project, due to the poor knowledge of controlling features on gold distribution, the quality of available data and an average grade of around 3g/t at a depth of 800m below surface.

4.8.5 *General*

SRK is satisfied that the classification of Mineral Resources reported in this CPR reflects the appropriate confidence in the tonnage/grade calculations, geology continuity and distribution of data.

5. SHARE SWAP RATIO

5.1 Introduction

Aflease has completed a mine development study on its Modder East project. This study was subjected to comprehensive review by SRK during preparation of listing documentation for Aflease for the JSE and TSX. The salient aspects from this study are summarised here.

SNGM has completed scoping studies on the Spaarwater and Ventersburg Projects. The salient aspects from these studies are summarised here but have not been reviewed by SRK for reasonableness.

The basis for the share swap ratio and assumptions made are also presented.

5.2 Modder East

5.2.1 *Project Description*

Aflease's mine design considers a short life with accelerated development and the application of second hand capital equipment and minimal operating and capital investment.

The Modder East project proposal is to exploit a Witwatersrand-type orebody on the shallow dipping Black Reef at depths of between 250m and 300m. The Study showed that 6.1Mt RoM ore

at an average grade of 5.2g/t could be mined during a period of about 10 years. The Black Reef and Blanket Facies ores will be taken out simultaneously. Additional drilling identified the presence of the Channel Facies immediately below the Blanket Facies that can be mined in one area. Aflease plans to extract this ore using the room and pillar mining method.

Access will be by trackless decline with a footwall haulage layout providing access to the reef.

5.2.2 Rock Engineering

No fatal flaws were found during the desktop study. Certain data used in the support designs are based on limited geotechnical information or industry norms, which will need to be validated using accepted geotechnical engineering techniques in the next phase of the project.

5.2.3 Production Planning

Production is generated from 45 stope panels, 9 being ledged on a monthly basis. Replacement development of 230m waste and 122m on the ore horizon is part of the monthly work pattern. The planned mining and development rate is the generation of ore tonnage at 60ktpm and 11ktpm of waste, respectively.

The development schedule is considered to be achievable considering the forecast rock conditions and trackless ground handling system.

5.2.4 Manpower

The production complement is 357 total on mine, of which 100 are plant personnel. This excludes any leave or relief provision.

5.2.5 Ventilation

The trucking operation and all logistics services are in intake airways. This is considered a moderate risk. It is noted that a separate intake airway for the stoping operations is provided by an auxiliary intake airway.

5.2.6 Process Description

The Modder East project envisages the construction of a new carbon in leach ("CIL") plant on the East Rand to process Black Reef ore. The Modder East plant will comprise a single stage semi autogenous (SAG) mill, operating in closed circuit, with hydrocyclones, gravity concentration, CIL adsorption, elution, electrowinning and smelting. The plant will have a design capacity of 60ktpm to match LoM requirements.

5.2.7 Metallurgical Recovery

Considering both the test results and experience on samples extracted from operating Black Reef stopes on the adjacent Grootvlei No. 8 Shaft operated by Petrex (Proprietary) Limited, the use of a 90% recovery for evaluation purposes was reasonable.

5.2.8 Tailings Management

The re-commissioning of an abandoned dam around the project area is a viable alternative to the construction of a new tailings dam facility ("TDF"). However, the primary area considered for a TDF lies within the boundaries of the mineral rights area that NKGM owns presently.

The conceptual engineering for the TDF corresponds to a typical arrangement for gold tailings disposal and meets the actual regulations of safety and stability, in terms of slope geometry, decanting facilities, under-drainage, and rate of raise.

5.2.9 Operating Costs

The operating costs were prepared using zero-based costing techniques, assuming reasonable consumable consumption levels. The ratio of development to stoping is roughly in line with industry norms. The manpower complement and cost budget appears reasonable for the level of operation.

In the absence of comprehensive metallurgical test results and detailed design, typical Witwatersrand operating parameters have been assumed where necessary for the operating costs for the Modder East Plant.

5.2.10 *Capital Cost estimates*

Capital costs were estimated at the appropriate level with the back up of budget quotes from major equipment suppliers. The estimate is comparable with similar industry costs but is an order of magnitude estimate only and is subject to the availability of a second hand SAG mill.

5.2.11 *Cashflows*

A nominal term cashflow model was developed from which a project valuation using discounted cashflows was determined.

5.3 Spaarwater Project

5.3.1 *Project Description*

The Scoping Study for the Spaarwater project investigated a number of alternative exploitation strategies. The selected option involved use of the existing mine shafts, refurbishment of existing access and underground infrastructure and construction of a new CIL processing plant to treat 40ktpm RoM ore.

The Scoping Study was confined to the Nigel Reef and the underlying Erosion Channel, the two main reef packages on the Spaarwater Project. The Study assumed a conventional up-dip scraper mining method from reef drives, with stacking of waste underground. The Study showed that 4.6Mt RoM ore at an average grade of 5.1g/t could be mined during a period of 10 years.

5.3.2 *Process Description*

The Scoping Study assumed the construction of a new carbon in leach CIL plant. The plant would comprise a single ball mill, operating in closed circuit, with hydrocyclones, CIL adsorption, elution, electrowinning and smelting. The plant would have a design capacity of 40ktpm to match LoM requirements.

5.3.3 *Metallurgical Recovery*

The Scoping Study assumed a metallurgical recovery of 92%, which was claimed to be in line with other mining operations in the area.

5.3.4 *Manpower*

The study indicated that 706 people would be employed at full production.

5.3.5 *Operating Costs*

Operating costs were derived for six different options. There is considerable variability in the unit costs derived for the plant and administration within these six options. There is insufficient information in the study to enable SRK to assess these estimates for reasonableness.

5.3.6 *Capital Cost*

In compiling the capital cost estimates for the Scoping Study, MDM Ferroman (Proprietary) Limited ("MDM") used quantities and costs from its database and recent project experience. There is insufficient information in the study to enable SRK to assess these estimates for reasonableness.

5.3.7 *SRK Comments*

The Scoping Study was premised on Mineral Resources that were not reported according to the requirements of the SAMREC Code. A programme of work to improve the resource classification is required. The mine design is only at a conceptual stage and would require rock engineering and ventilation input.

There is insufficient information in the study to enable SRK to assess the capital and operating cost estimates for reasonableness.

The use of discounted cashflows is acceptable at this level of study to choose between a number of options.

5.4 Ventersburg Project

5.4.1 Project Description

The Scoping Study for the Ventersburg project investigated a number of alternative exploitation strategies for the northern portion of the project area where a "zone of higher gold content" had been identified. The selected option requires the development of a vertical shaft and the construction of a new CIL plant capable of handling 90ktpm RoM ore, due to the limited resource size.

The Scoping Study was confined to the A Reef at mining depths between 700m and 950m below surface. The study assumed a conventional up-dip scraper mining method from footwall haulages and crosscuts to reef.

The Scoping Study showed that 5.3Mt RoM ore at an average grade of 5.8g/t could be mined during a period of 6 years.

5.4.2 Process Description

The Scoping Study assumed the construction of a new CIL plant. The plant would comprise a single SAG mill, operating in closed circuit, with hydrocyclones, CIL adsorption, elution, electrowinning and smelting. The plant would have a design capacity of 90ktpm to match LoM requirements.

5.4.3 Metallurgical Recovery

The Scoping Study assumed a metallurgical recovery of 92%, which was claimed to be in line with other mining operations in the area.

5.4.4 Manpower

The study indicated that 600 people would be employed at full production.

5.4.5 Operating Costs

Operating costs were derived for three different options. There is insufficient information in the study to enable SRK to assess these estimates for reasonableness.

5.4.6 Capital Cost

In compiling the capital cost estimates for the Scoping Study, MDM used quantities and costs from its database and recent project experience. The estimates assumed the use of refurbished second hand mills and crushers. There is insufficient detail in the study to enable SRK to assess these estimates for reasonableness.

5.4.7 SRK Comments

The Scoping Study was premised on geological information that is insufficient to support the classification of Mineral Resources according to the requirements of the SAMREC Code. A programme of work to improve the resource classification is required. The mine design is only at a conceptual stage and would require rock engineering and ventilation input.

There is insufficient detail in the study to enable SRK to assess the capital and operating cost estimates for reasonableness.

5.5 Share Swap Ratio Methodology

To avoid the pitfalls of valuing the respective mining and prospecting assets owned by the Companies on a comparable basis, due to the differences in the quality and detail of available information, the Companies agreed that the share swap ratio would be based on total mineral resources that satisfy the reporting and classification requirements of the SAMREC Code.

5.5.1 Total Mineral Resources

The Total Mineral Resources for the Aflease Assets and SNGM Assets as described in Section 4 have been added together, irrespective of their classifications, and summarised in Table 5.1.

Table 5.1: Summary of Total Mineral Resources for Aflease and SNGM

Resource base	Tonnage (kt)	Tonnage ratio (%)	Au grade (g/t)	Contained gold (koz)	Gold content ratio (%)
Total mineral resources – Aflease	26 202	87.9	3.91	3 323	85.1
Total mineral resources – SNGM	3 600	12.1	5.04	584	14.9
Total resources	29 802	100.0	4.05	3 906	100.0
Ratio – SNGM : Aflease		**13.7**			**17.6**

On a resource tonnage basis, the ratio of SNGM tonnes to Aflease tonnes is 13.7%. On a contained gold basis, the ratio of SNGM gold content to Aflease gold content is 17.6%.

5.5.2 *Upside potential*

As mentioned in Section 5 of the report there is upside potential in the Companies. In the case of SNGM, the Ventersburg Project has not been included for the purposes of determining a ratio between the two companies. In the same way, the additional resources of 232 000oz identified by the further drilling of 11 diamond drill holes since December 2004 to May 2005 at Modder East was not taken into account.

If the additional Modder East Mineral Resources were considered in the determination of the ratio for the Companies, the ratio of SNGM gold content to Aflease gold content would reduce to 16.4%.

5.5.3 *Sensitivity to Modder East Project*

On a purely resource level, there is no effective way of differentiating between the different classifications of Mineral Resource. Application of some factor to artificially reflect the relative confidence of Measured, Indicated and Inferred Resources would be too subjective.

SRK has examined the sensitivity of the Share Swap ratio to the value of the Modder East Project by applying a range of factors to the Indicated Resources (Table 5.2). The factors increase the number of Indicated ounces relative to the Inferred ounces.

Table 5.2: Sensitivity of Gold Content Ratio to Modder East Project Value

Resources	Units	Adjustment Factor for Indicated Resources 1.0	1.1	1.2	1.3	1.4
Indicated	(koz)	1 665	1 832	1 998	2 165	2 331
Inferred	(koz)	1 658	1 658	1 658	1 658	1 658
Total Aflease (factored)	(koz)	3 323	3 490	3 656	3 823	3 989
Total SNGM	(koz)	584	584	584	584	584
Ratio – SNGM : Aflease		**17.6**	**16.7**	**16.0**	**15.3**	**14.6**

It can be seen from Table 5.2 that with a 40% increase in the weighting of the gold content in the Indicated Resources (a factor of 1.4), the ratio of SNGM gold content to Aflease gold content reduces to 14.6%. This represents a relatively small reduction in the share swap ratio, which indicates that the additional value that could be attached to the Modder East feasibility work is not material to the outcome.

5.6 SRK Comments

Based on the reviews done for the Aflease Assets and the SNGM Assets, SRK is of the opinion that the ratio that should be considered for a share exchange/ Reverse Take-over in a New Gold Company should be based on the ratio of the gold contained in the Total Mineral Resources of the Companies. On this basis, SNGM should have a 17.6% interest and Aflease (Modder East) an 82.4% interest in the New Gold Company.

If the additional resources at Modder East are included in the ratio, the ratio of SNGM to Aflease reduces from 17.6% to 16.4%.

Application of subjective weighting factors to differentiate between the different resource categories indicates that this is not material to the final share swap ratio.

The above re-affirms the notion that the ratio is only indicative of a merger ratio that should be considered by the Companies when they consider establishing a New Gold Company. In the opinion of SRK, a range of between 16% to 18% should be considered to establish a final ratio.

6. CONCLUDING REMARKS

SRK has conducted a comprehensive review and assessment of all material issues that may influence the resource estimates of the Share Swap Assets. Where material differences were found, these were discussed with the Companies and adjusted where considered appropriate. SRK considers that the audited Mineral Resource estimates satisfy the reporting requirements as laid down by the SAMREC Code.

A share swap ratio between the Companies was determined. Based on the gold content of the Total Mineral Resources held by the Companies, SRK believes that a range of between 16% to 18 % should be considered to establish a final ratio of shares to be held by SNGM in the New Gold Company.

Mr H G Waldeck, PrEng,
Partner and Competent Person for the CPR,
SRK Consulting

Dr M Harley, PrSciNat,
Partner and Competent Person for Mineral Resources,
SRK Consulting

Mr A J McDonald, CEng
Principal Engineer
SRK Consulting

GLOSSARY, ABBREVIATIONS AND UNITS

GLOSSARY

Anticline	a fold with strata sloping downward on both sides from a common crest.
Arenaceous	sandy or consisting largely of sand; of the nature of sand; easily disintegrating into sand; friable; as, arenaceous limestone.
Arenite	a general name for sedimentary rocks composed of sand-sized fragments irrespective of composition; e.g., sandstone, graywacke, arkose, and calcarenite.
Assay	the chemical analysis of ore samples to determine their metal content.
Dip	inclination of geological features from the horizontal.
Dyke	thick, tabular vertical or near-vertical bodies of igneous rock formed by magmatic injection into planar zones of weakness such as faults or fractures.
Fire Assay	the assaying of metallic ores by methods requiring the use of furnace heat.
Footwall	the underlying side of a stope or orebody.
Hangingwall	the overlying side of an orebody or stope.
Indicated Mineral Resource	that portion of a Mineral Resource for which quantity and quality are estimated with a lower degree of certainty than for a Measured Mineral Resource. The sites used for inspection, sampling, and measurement are too widely or inappropriately spaced to enable the material or its continuity to be defined or its grade throughout to be established.
Inferred Mineral Resource	that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited, or of uncertain quality and reliability.
Kaapvaal Craton	the ancient proto-continental crystalline basement of South Africa.
Kriging	an interpolation method that minimises the estimation error in the determination of a mineral resource.
Measured Mineral Resource	that portion of a Mineral Resource for which the tonnage or volume is calculated from dimensions revealed in outcrops, pits, trenches, drill-holes, or mine workings, supported where appropriate by other exploration techniques. The sites used for inspection, sampling and measurement are so spaced that the geological character, continuity, grades and nature of the material are so well defines that the physical character, size, shape, quality and mineral content are established with a high degree of certainty.
Mesozoic	of, belonging to, or designating the era of geologic time that includes the Triassic, Jurassic, and Cretaceous periods and is characterized by the development of flying reptiles, birds, and flowering plants and by the appearance and extinction of dinosaurs.
Mineral Resource	a concentration [or occurrence] of material of economic interest in or on the Earth's crust in such a form, quality, and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological knowledge, or interpreted from a well constrained and portrayed geological model.

Proterozoic	of or relating to the later of the two divisions of Precambrian time, from approximately 2.5 billion to 570 million years ago, marked by the buildup of oxygen and the appearance of the first multicellular eukaryotic life forms.
Pyrite	common iron sulphide mineral.
Reef	a precious metal bearing stratiform tabular orebody.
Resource	a tonnage or volume of rock or mineralisation or other material of intrinsic economic interest, the grades, limits and other appropriate characteristics of which are known with a specified degree of knowledge.
RoM	Run-of-Mine.
SAMREC Code	South African Code for reporting of Mineral Resources and Mineral Reserves.
Sill	an approximately horizontal sheet of igneous rock intruded between older rock beds.
Tailings	Refuse or dross remaining after ore has been processed.
Unconformities	a surface between successive strata representing a missing interval in the geologic record of time and produced either by an interruption in deposition or by the erosion of depositionally continuous strata followed by renewed deposition.
Variogram	a measure of the average variance between sample locations as a function of sample separation.

ABBREVIATIONS

AARL	Anglo American Research Laboratories.
Au	chemical symbol for gold.
BEE	Black Economic Empowerment.
BPLZ	Buckshot Pyrite Leader Zone.
CIL	Carbon in Leach.
CPR	Competent Persons' Report.
DME	Department of Minerals and Energy.
DWAF	Department of Water Affairs and Forestry.
ECSA	Engineering Council of South Africa.
EIA	Environmental Impact Assessment.
EMP	Environmental Management Programme.
EMPR	Environmental Management Programme Report.
HDSA	Historically Disadvantaged South Africans.
IAPs	Interested and Affected Parties.
JSE	JSE Securities Exchange South Africa.
LoM	Life-of-Mine.
ML	Mining licence, issued in terms of the old minerals legislation.
MPRDA	Mineral and Petroleum Resources Development Act.
MWP	Mining Work Programme.
NKGC	New Kleinfontein Gold Claims (Proprietary) Limited.
NKGM	New Kleinfontein Gold Mine (Proprietary) Limited.
RC	Reverse Circulation Drilling.
RoM	Run of Mine.
SACNASP	South African Council for Natural Scientific Professions.
SANAS	South African National Accreditation System.
SARS	South African Revenue Services.
SGS-L	SGS Lakefield Laboratories.
SHE	Safety Health and Environment.
SLP	Social and Labour Plan.
SNGM	Sub Nigel Gold Mine Limited.
SRK	SRK Consulting (South Africa) (Proprietary) Limited.
SRK Group	SRK Global Limited.
TDF	Tailings disposal facility.
TSX	Toronto Stock Exchange.
UCP	UC Prospect, a project adjoining Modder East.
WUL	Water Use Licence.

UNITS

cm	a centimetre.
g	grammes.
g/t	grammes per metric tonne – metal concentration.
ha	a hectare.
kg	a thousand grammes.
kg/t	kilogremmes per metric tonne – metal concentration.
km	a kilometre.
koz	a thousand ounces.
kt	a thousand metric tonnes.
ktpm	thousand tonnes per month.
m	a metre.
Moz	a million ounces.
Mt	a million metric tonnes.
oz	a fine troy ounce equalling 31.10348 grammes.
t	a metric tonne.
tm^{-3}	density measured as metric tonnes per cubic metre.
R	South African Rand.
Rm	million Rand.
°	degrees.
'	minutes.
%	percentage.

AFLEASE GOLD LIMITED

(Formerly Sub Nigel Gold Mining Company Limited)

(Incorporated in the Republic of South Africa)

(Registration number 1984/006179/06)

Share code: AFO ISIN: ZAE 000075867

REVISED LISTING PARTICULARS

Prepared in terms of the Listings Requirements

These revised listing particulars are not an invitation to the public to subscribe for Sub Nigel ordinary shares but are issued for the purpose of giving information about Aflease Gold to shareholders.

The Sub Nigel directors, whose names are set out in paragraph 5 on page 123 of these revised listing particulars forming part of the circular, accept, collectively and individually, full responsibility for the accuracy of the information given herein and certify that, to the best of their knowledge and belief, no facts have been omitted which would make any statement false or misleading, and that they have made all reasonable enquiries to ascertain such facts and that these revised listing particulars forming part of the circular contain all information required by law and the Listings Requirements.

These revised listing particulars have been prepared on the assumption that the resolutions proposed in the notice of general meeting of Sub Nigel ordinary shareholders forming part of the circular to which these revised listing particulars are attached, are duly passed at the general meeting of Sub Nigel ordinary shareholders to be held at 10:00 on Tuesday, 10 January 2006 and, where applicable, registered by the Registrar of Companies and that the acquisition has been implemented.

Investment bank and transaction adviser

NE NK
C IT L

Independent reporting accountants



Independent professional expert and sponsor

fi



Legal adviser

ENEYS | EITZ
TT NEYS

Independent technical adviser



Transaction sponsor



Date of issue: 19 December 2005

CORPORATE INFORMATION

For details of Sub Nigel's company's secretary and registered address, the transfer secretaries, names and addresses of the investment bank and transaction adviser, transaction sponsor, independent reporting accountants, independent professional expert, legal advisers, independent technical adviser, principal banker and independent reporting accountants to New Kleinfontein, refer to the inside front cover of the circular to which these revised listing particulars are attached.

DEFINITIONS

In these revised listing particulars, unless otherwise stated or the context otherwise indicates, the words in the first column shall have the meanings stated opposite them in the second column and words in the singular shall include the plural and *vice versa*. Words importing natural persons shall include corporations and associations of persons and an expression denoting any gender shall include the other genders:

"acquisition"	the acquisition, with effect from the effective date, by Sub Nigel from Aflease of the New Kleinfontein shares and the New Kleinfontein loan and, in consideration therefor, the issue by Sub Nigel of the subscription shares to Aflease at the subscription price, in terms of the sale and subscription agreement;
"Aflease"	Aflease Gold and Uranium Resources Limited (formerly The Afrikander Lease Limited) (Registration number 1921/006955/06), a public company incorporated in South Africa, the ordinary shares of which are listed on the JSE;
"Aflease directors"	the board of directors of Aflease;
"Aflease Gold"	Aflease Gold Limited (formerly Sub Nigel) (Registration number 1984/006179/06), a public company incorporated in South Africa, the ordinary shares of which are listed on the JSE;
"Aflease Gold directors" or " Aflease Gold board"	the board of directors of Aflease Gold, the members of which are listed in paragraph 5.1 of the revised listing particulars on page 123 of this circular;
"Aflease Gold ordinary shares"	ordinary shares in the issued ordinary share capital of Aflease Gold;
"Aflease Gold ordinary shareholders"	registered holders of Aflease Gold ordinary shares from time to time;
"Aflease ordinary shares"	ordinary shares in the issued ordinary share capital of Aflease;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"certificated Sub Nigel ordinary shareholders"	Sub Nigel ordinary shareholders represented by a share certificate or other documents of title, which have not been surrendered for dematerialisation in terms of STRATE;
"certificated Sub Nigel ordinary shares"	Sub Nigel ordinary shares held as a share certificate or other documents of title;
"circular"	this bound document dated 19 December 2005, including the revised listing particulars, all annexures, the notice of general meeting and the forms of proxy *(pink)* and surrender *(green)* attached hereto;
"Code"	the SRP Code on Takeovers and Mergers, established in terms of section 440 of the Companies Act;
"common monetary area"	collectively, South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"Companies Act"	Companies Act, 1973 (Act 61 of 1973), as amended;
"conversion"	the conversion of Sub Nigel's authorised ordinary share capital and stated capital from Sub Nigel ordinary shares with no par value to Sub Nigel ordinary shares with a par value of 57 cents each;
"CSDP"	a Central Securities Depository Participant appointed by shareholders for purposes of and in regard to dematerialisation in terms of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992), as amended;
"dematerialised Sub Nigel ordinary shareholders"	holders of Sub Nigel ordinary shares which have been incorporated into STRATE and which are no longer evidenced by documents of title;
"dematerialised Sub Nigel ordinary shares"	those Sub Nigel ordinary shares that have been incorporated into STRATE and which are held on the Company's sub-register in electronic form in terms of the Securities Services Act, 2004 (Act 36 of 2004), as amended;

"documents of title"	share certificates, certificated transfer deeds, balance receipts or any other physical documents of title in respect of Sub Nigel ordinary shares which are acceptable to Sub Nigel;
"effective date"	the first business day following fulfilment of the conditions precedent set out in paragraph 8 on page 12 of this circular;
"general meeting"	the general meeting of Sub Nigel ordinary shareholders to be held at Room 20, Ground Floor, Nedbank, 135 Rivonia Road, Sandown at 10:00 on Tuesday, 10 January 2006;
"Grant Thornton" or "independent reporting accountants"	Grant Thornton, Registered Accountants and Auditors Chartered Accountants (S.A.), South African member of Grant Thornton;
"JSE"	JSE Limited (Registration number 2005/022939/06), a public company incorporated in South Africa and licensed as an exchange in terms of the Securities Services Act, 2004 (Act 36 of 2004), as amended;
"last practicable date"	Monday, 12 December 2005, being the last practicable date prior to the finalisation of this circular;
"Listings Requirements"	the Listings Requirements of the JSE, as amended from time to time;
"Nedbank Capital"	Nedbank Capital, a division of Nedbank Limited (Registration number 1951/000009/06), a public company incorporated in South Africa, the ordinary shares of which are listed on the JSE;
"New Kleinfontein"	New Kleinfontein Mining Company Limited (Registration number 1996/002710/06), a public company incorporated in South Africa, the entire issued share capital of which is owned by Aflease;
"New Kleinfontein loan"	an amount of R9 231 161.66 due on loan account by New Kleinfontein to Aflease on the signature date;
"New Kleinfontein shares"	all the issued shares in the capital of New Kleinfontein, comprising 188 028 148 ordinary shares of 1 cent each, all of which were on the signature date and are beneficially owned by Aflease;
"New Order Rights"	rights in terms of the Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002), as amended;
"Old Order Rights"	rights in terms of the Minerals Act, 1991(Act 50 of 1991), as amended;
"own-name dematerialised Sub Nigel ordinary shareholder"	dematerialised shareholders who have dematerialised their Sub Nigel ordinary shares through a CSDP and have instructed the CSDP to hold their Sub Nigel ordinary shares in their own-name in the sub-register (the list of shareholders maintained by the CSDP and forming part of the Sub Nigel share register);
"PricewaterhouseCoopers Inc."	independent reporting accountants to New Kleinfontein;
"record date"	the date on which Sub Nigel ordinary shareholders must be recorded on the register to receive new Sub Nigel ordinary share certificates reflecting the new name and par value of Sub Nigel ordinary shares, being 27 January 2006;
"revised listing particulars"	the revised listing particulars of Sub Nigel issued in terms of the Listings Requirements which are attached to and form part of this circular;
"sale and subscription agreement"	the sale and subscription agreement entered into between Aflease and Sub Nigel on the signature date, setting out the terms and conditions of the acquisition and which agreement is effective from the effective date;
"Sasfin" or "the independent professional expert"	Sasfin Corporate Finance, a division of Sasfin Bank Limited (Registration number 1995/012890/07), a public company incorporated in South Africa;
"SENS"	the Securities Exchange News Service of the JSE;
"signature date"	3 November 2005, being the date of signature of the sale and subscription agreement;

"South Africa"	the Republic of South Africa;
"SRK" or "the independent technical adviser"	SRK Consulting South Africa (Pty) Limited (Registration number 1995/012890/07), a private company incorporated in South Africa;
"SRP"	Securities Regulation Panel;
"STRATE"	STRATE Limited (Registration number 1998/022242/06), a public company incorporated in South Africa, which provides the electronic clearing and share settlement system, of the same name, used by the JSE;
"Sub Nigel board" or "Sub Nigel directors"	the board of directors of Sub Nigel, the members of which are listed in paragraph 5.3 of the revised listing particulars on page 124 of this circular;
"Sub Nigel or "the Company"	Sub Nigel Gold Mining Company Limited (Registration number 1984/006179/06), a public company incorporated in South Africa, the ordinary shares of which are listed on the JSE;
"Sub Nigel ordinary shares"	before the conversion, ordinary shares with no par value in the stated capital of Sub Nigel and after the conversion, ordinary shares in the issued ordinary share capital of Sub Nigel;
"Sub Nigel ordinary shareholders"	registered holders of Sub Nigel ordinary shares from time to time;
"Sub Nigel Share Incentive Scheme"	the Sub Nigel Share Incentive Scheme established to incentivise Sub Nigel directors, which was approved by Sub Nigel ordinary shareholders at the Annual General Meeting of the Company held on 22 December 2004;
"Sub Nigel Share Incentive Trust"	the Sub Nigel Share Incentive Trust, constituted under the deed establishing the Sub Nigel Share Incentive Scheme;
"Sub Nigel stated capital"	the stated capital of Sub Nigel as at the last practicable date, being R48 988 414 and comprising 85 152 920 Sub Nigel ordinary shares with no par value;
"subscription price"	R325 451 212.80, being the aggregate of the agreed value of the New Kleinfontein shares and the face value of the New Kleinfontein loan and representing the agreed value of the subscription shares;
"subscription shares"	Sub Nigel ordinary shares, being 339 011 680 in number, to be subscribed for by Aflease in terms of the sale and subscription agreement, and to be issued at an issue price of 96 cents each;
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (Registration number 2004/003647/07), a private company incorporated in South Africa and the transfer secretaries to Sub Nigel; and
"Trinity"	Trinity Holdings (Proprietary) Limited (Registration number 2000/005029/07), a private company incorporated in South Africa.

AFLEASE GOLD LIMITED

(Formerly Sub Nigel Gold Mining Company Limited)

(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: AFO ISIN: ZAE 000075867

REVISED LISTING PARTICULARS

---

1. INTRODUCTION

These revised listing particulars are issued to provide Aflease Gold ordinary shareholders with additional information on Aflease Gold to enable them to assess the impact of the acquisition.

Aflease Gold ordinary shareholders are referred to the circular to which these revised listing particulars are attached containing the rationale for the acquisition and the details thereof.

2. INCORPORATION, HISTORY AND PROSPECTS

2.1 Incorporation and history of Aflease Gold

Sub Nigel was incorporated as a public company in South Africa on 18 June 1984 and listed on the JSE in 1984. The Company has been in operation for approximately 21 years. Sub Nigel has not changed its main business or its main object since its incorporation. Currently Sub Nigel has no controlling shareholder. However, Leslie Gordon Holmes directly and indirectly owned an effective 31,37% interest in the stated capital of Sub Nigel in 2003 and an effective 22,81% interest in the stated capital of Sub Nigel in 2004, when he sold a portion of his shareholding to Kabusha Mining and Finance (Proprietary) Limited. The new controlling Aflease Gold ordinary shareholder of Aflease Gold is Aflease, which holds approximately 80% of its issued ordinary share capital of Aflease Gold. As a result of the change in control, Sub Nigel has changed its name to Aflease Gold, reflecting its status as the primary gold mining vehicle of Aflease.

Annexure (vi) of the revised listing particulars forming part of the circular sets out the alteration to the share capital of Aflease Gold during the three years preceding the issue of these revised listing particulars.

2.2 Nature of Aflease Gold's business

Sub Nigel is a junior mining company currently committed to developing the Spaarwater, the Ventersburg and the Modder East gold mining projects. The Modder East project has Black Reef channels that carry erratic gold mineralisation in deposits of varying width, depth and extent. Gold mineralisation is nuggety and locally concentrated.

2.3 Prospects

The acquisition of New Kleinfontein will establish a gold mining company with critical mass within the junior mining field as a result of the consolidations of Aflease's East Rand gold asset, which includes the Modder East project, and Sub Nigel's East Rand and Free State gold assets. Aflease Gold will focus on growth and development of its gold assets and realising value for its Aflease Gold ordinary shareholders.

3. CONTROLLING SHAREHOLDERS

Pursuant to the acquisition, Aflease is the controlling Aflease Gold ordinary shareholder of Aflease Gold. Before the acquisition, there was no controlling Sub Nigel ordinary shareholder of Sub Nigel.

4. MAJOR SHAREHOLDERS

Aflease Gold ordinary shareholders, other than the Sub Nigel directors, who directly and indirectly beneficially held 5% or more of the Aflease Gold ordinary shares, before the acquisition, are set out in the following table:

Aflease Gold ordinary shareholders	Number of Aflease Gold ordinary shares	Percentage held
GFL Mining Services Limited	12 500 000	14.7
Board of Executors Noms No. 1	11 167 161	13.1
Justpoint Nominees (Proprietary) Limited	8 776 212	10.3
Falcon Investments (Proprietary) Limited	7 499 700	8.8
Total	**39 943 073**	**46.9**

Aflease Gold ordinary shareholders, other than the Aflease Gold directors, who directly and indirectly beneficially hold 5% or more of the Aflease Gold ordinary shares, after the acquisition, are set out in the following table:

Aflease Gold ordinary shareholders	Number of Aflease Gold ordinary shares	Percentage held
Aflease	339 011 680	79.9

5. INFORMATION RELATING TO DIRECTORS

5.1 Details of directors and senior management

The full names, ages, nationalities, occupations and addresses of the Aflease Gold directors appointed and/or whose appointment will be confirmed pursuant to the acquisition are set out below:

Full name	Age	Occupation	Physical address
FRONEMAN, Neal John (South African)	46	Chief executive director	Empire Park, Block A 55 Empire Road Parktown, Johannesburg 2193
NORTIER, Daniel Jean (South African)	36	Chief financial officer	55 Weltevreden Avenue Rondebosch 7700
VAN NIEKERK, Robert (South African)	40	Chief operating officer	Empire Park, Block A 55 Empire Road Parktown, Johannesburg 2193
SWANA, Sandile (South African)	37	Independent non-executive director	20 Georgian Crescent, Hampton Office Park Bryanston 2152

It is anticipated that the Aflease Gold board will invite the following people to join the Aflease Gold board as non-executive directors, soon after the listing of the subscription shares:

- Mr Sandile Zungu;
- Mr Pierre Kruger;
- Mr Kenneth Dicks; and
- Ms Savannah Maziya.

Changes to the Aflease Gold board will be communicated to the ordinary shareholders of Aflease Gold when they are finalised.

5.2 Experience of directors and senior management

5.2.1 *Mr Neal John Froneman (Chief Executive Officer)* PR. Eng. B.Sc. Mech. Eng. (Ind. Opt.), B.Compt.

Neal was appointed as Chief Executive Officer of Aflease in April 2003. He has given 23 years of service, including at executive director level, to some of the leading companies in the gold mining sector in South Africa. These include Gold Fields of South Africa Limited and Harmony Gold Mining Company Limited. He has a proven track record of achievement in the area of turnarounds and implementation of "best practices" approach.

5.2.2 *Daniel Jean Nortier (Chief Financial Officer)* B.Comm. (Hons), CA(SA)

Jean was appointed as non-executive director of Aflease in May 2002. In April 2003, he was appointed as Chairman of Aflease. He was appointed Chief Financial Officer of Aflease in September 2004. Jean has been involved in corporate finance since 1998, initially as Group Financial Executive of the TBB Holdings Group and then as CEO of the Sovereign Group, a division of TBB Holdings. During the first quarter of March 2000, Jean launched Reitron (Proprietary) Limited and started a corporate finance and private equity venture. Reitron (Proprietary) Limited has been involved in greenfield start-ups, management buy-outs and acquisitions. Throughout his career, Jean has been involved in transactions and capital raising both in South Africa and internationally, including Germany, Swaziland, the United Kingdom, Japan, Guernsey and Mauritius.

5.2.3 *Robert van Niekerk (Chief Operating Officer)* B.Sc Mining Eng, National Higher Diploma in Metaliferous Mining

Robert has in the past worked for Harmony Gold Mining Company Limited, and most recently was Mine Manager at Anglo Platinum Limited's Rustenburg Platinum Mines in Rustenburg. Robert is also a former member of the Association of Mine Managers and Canadian Association of Mines.

5.2.4 *Sandile Swana (Non-executive)* B.Comm (Hons), MBA (Pretoria)

Sandile is the Chairman of Kabusha Mining & Finance (Proprietary) Limited. He spent seven years in the retail sector of Caltex Oil (SA) (Proprietary) Limited and Zenex Oil (Proprietary) Limited where he gained experience in business planning, oil retail and general management. He has also worked as Group Operations Manager for the JSE listed company, The Don Group Limited, before joining the PTC-Group (Proprietary) Limited as a partner. He is former non-executive Chairman of Sub Nigel and a member of the Institute of Directors.

A declaration in respect of each of the above Aflease Gold directors, in accordance with Schedule 21 of the Listings Requirements will be submitted to the JSE after the conclusion of the acquisition.

The above Aflease Gold directors have no conflict of interest between their duties to Aflease Gold and their private interests.

5.3 Directors' interests in Aflease Gold

Details of the Sub Nigel directors' interests in Aflease Gold were as follows:

	Beneficial			Percentage
Directors	**Direct**	**Indirect**	**Total**	**held**
A C Reynolds	–	750 000	750 000	0.9
P St G Glyn	100	375 000	375 100	0.4
H G Veldsman	362 600	750 000	1 112 600	1.3
S Swana	–	–	–	–
Total	**362 700**	**1 875 000**	**2 237 700**	**2.6**

None of the above Sub Nigel directors held any direct or indirect non-beneficial shareholdings in Aflease Gold.

The Aflease Gold directors have no beneficial or non-beneficial shareholdings in Aflease Gold.

No Aflease Gold ordinary share options have been granted to the Aflease Gold directors.

5.4 Directors' interests in transactions

The Sub Nigel directors and the Aflease Gold directors have no direct or indirect interest in any transaction that Aflease Gold and its subsidiaries have entered into during the current or immediately preceding year, or in an earlier financial year and which remain in any respect outstanding or unperformed.

5.5 Appointment, borrowing powers and remuneration of directors

The extracts from the Articles of Association relating to directors' appointment, remuneration, qualification and borrowing powers are set out in Annexure (i).

Directors' emoluments

The Aflease Gold directors' remuneration will be determined after the general meeting and ratified at the following Annual General Meeting of Aflease Gold.

Directors' service agreements

None of the Aflease Gold directors have service agreements with Aflease Gold.

Directors' term of office

The Aflease Gold directors have no fixed term of office as none of them have service agreements with Aflease Gold.

5.6 Directors' declaration in accordance with Schedule 21 of the Listings Requirements before the acquisition

All of the Sub Nigel directors have submitted duly completed directors' declarations to the JSE in compliance with Schedule 21 of the Listings Requirements, in terms of which those Sub Nigel directors confirm that they have not been:

- disqualified by any court or in terms of the Companies Act from acting as a director of a company or from acting in the management or conduct of the affairs of any company or been the subject of any public criticisms by statutory or regulatory authorities (including recognised professional bodies);
- convicted of any offence resulting from dishonesty or embezzlement or any offence under legislation relating to the Companies Act;
- been sequestrated in any jurisdiction or been a director of any company at the time or within the twelve months preceding any of the following events taking place: receiverships, compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary arrangements or any compromise or arrangement with creditors generally or any class of creditors; or
- barred from entry into any profession or occupation.

5.7 Other directorships held by the Aflease Gold directors

Annexure (iv) sets out the names of all companies of which the Aflease Gold directors are directors.

6. SHARE CAPITAL AND INFORMATION RELATING TO THE AFLEASE GOLD ORDINARY SHARES

6.1 Authorised and issued share capital of Aflease Gold after the acquisition, conversion and increase in authorised share capital:

	(R'000)
Authorised ordinary share capital	
475 000 000 Aflease Gold ordinary shares of 57 cents each	270 750
Issued ordinary share capital	
424 164 600 Aflease Gold ordinary shares of 57 cents each	241 774
Share premium	132 215
Non Distributable Reserve	451

6.2 All of the Aflease Gold ordinary shares in issue are of the same class, rank *pari passu* in every respect and are fully paid up. Aflease Gold has no preferred or deferred shares in issue.

6.3 As at the last practicable date, the authorised but unissued ordinary share capital of Aflease Gold were placed at the disposal and under the control of the Sub Nigel directors. The Sub Nigel directors were authorised to allot and issue such shares to such person or persons and on such terms and conditions as they deem fit, subject to the provisions of the Companies Act and the Listings Requirements.

As at the last practicable date, in terms of a general authority granted by Sub Nigel ordinary shareholders, the Sub Nigel directors were also authorised to issue for cash up to a maximum of 15% of the Sub Nigel ordinary shares in issue.

Resolutions renewing the above authorities will be proposed at the Annual General Meeting of Aflease Gold to be held on 5 January 2006.

6.4 None of the Aflease Gold ordinary shares are listed on any stock exchange other than the JSE.

6.5 Share issues, consolidation and sub-division of Aflease Gold ordinary shares

The subscription shares will be issued by Sub Nigel in terms of the acquisition as detailed in paragraph 3 of the circular to which these revised listing particulars are attached.

There has been no subdivision or consolidation of Aflease Gold ordinary shares during the three years preceding the date of issue of these revised listing particulars.

34 121 428 Aflease Gold ordinary shares have been issued by Aflease Gold during the three years preceding the date of these revised listing particulars, the details of which are included in Annexure (vi).

Aflease Gold has no outstanding loan capital.

6.6 Rights attaching to the Aflease Gold ordinary shares

All the Aflease Gold ordinary shares in issue are of the same class, rank *pari passu* with each other and are fully paid. Accordingly, no Aflease Gold ordinary share has any special right to any dividends, capital or profits of the Company.

The holders of Aflease Gold ordinary shares are entitled to one vote for each ordinary share held on all matters to be voted on by such Aflease Gold ordinary shareholders.

6.7 Variation of rights attaching to the Aflease Gold ordinary shares

The rights attaching to the Aflease Gold ordinary shares may be amended, modified, varied or cancelled in a general meeting, provided that no such amendment, modification, variation or cancellation which directly or indirectly adversely affects those rights shall be effected without:

- the written consent or ratification of the holders of at least three-quarters of the Aflease Gold ordinary shares in question; or
- the approval of or ratification by a resolution passed at a separate general meeting of the holders of the Aflease Gold ordinary shares in question in the same manner, *mutatis mutandis*, as a special resolution.

6.8 Options and preferential rights

There are no contracts or arrangements in place giving options or preferential rights to any person to subscribe for any securities in Aflease Gold.

6.9 Aflease Gold's share price history

A table setting out the share price history of Aflease Gold ordinary shares on the JSE has been included in Annexure 6 of this circular to which these revised listing particulars are attached.

6.10 Dividends

The dividend policy of Aflease Gold is to declare 20% of its attributable profit as a dividend, provided that Aflease Gold has acceptable cash flow levels.

In accordance with the Articles of Association of Aflease Gold, dividends retained and unclaimed for a period of not less than 12 years from the date on which such dividends became payable may be forfeited, in which case they will revert to Aflease Gold or its assigns and may be dealt with by the directors or such assigns as they deem fit. As at the last practicable date, no dividends had been declared by Aflease Gold.

6.11 Sub Nigel Share Incentive Scheme

The salient features of the Sub Nigel Share Incentive Scheme are set out in Annexure (ii).

7. FINANCIAL INFORMATION

7.1 Historical financial information

The historical financial information relating to Aflease Gold for the three years ended 30 June 2005, 30 June 2004 and 30 June 2003 are set out in Annexure 1 of the circular to which these revised listing particulars are attached.

The historical financial information relating to New Kleinfontein for the three years ended 31 December 2004, 31 December 2003 and 31 December 2002 and the six months ended 30 June 2005 are set out in Annexure (ii). The reporting accountants' report on this historical financial information is set out in Annexure 3 of the circular to which these revised listing particulars are attached.

7.2 Material changes

As at the last practicable date, there were no material changes in the financial or trading position of Aflease Gold and its subsidiaries since the publication of the audited results for the year ended 30 June 2005, other than as a result of the acquisition contemplated in the circular to which these revised listing particulars are attached.

7.3 Working capital statement

Pursuant to the implementation of the acquisition, the Sub Nigel board, save for S Swana, will resign and Aflease, as the new controlling shareholder of Aflease Gold, will appoint a new board in its stead. Aflease Gold ordinary shareholders are accordingly advised of two separate opinions concerning the adequacy of Aflease Gold's working capital, which opinions pertain to two separate periods, namely:

- the approximately one month period following the date of issue of these revised listing particulars, on the assumption that Sub Nigel board will, during this period, continue to maintain its existing business, assets and operational expenditure as they have been doing in the recent past and as forecast in the monthly budgets; and
- the subsequent period of approximately 11 months, under the Aflease Gold board, on the assumption that Aflease Gold may adopt a more expansive strategy in terms of which it may develop a number of its gold assets. Given that the new Aflease Gold board has as yet not been appointed and cannot take up office prior to the fulfilment of all the conditions precedent to the acquisition, the opinion has been secured from all of the proposed new directors of the Aflease Gold board, including S Swana.

Aflease Gold's working capital over the approximately one month period following the date of issue of these revised listing particulars

After considering the effects of the acquisition, the Sub Nigel directors are of the opinion that for the approximately one month period following the date of issue of these revised listing particulars:

- Sub Nigel and its subsidiaries will be able to pay their debts as they become due in the ordinary course of business;
- the assets of Sub Nigel and its subsidiaries will exceed the liabilities of Sub Nigel and its subsidiaries, as recognised and measured in accordance with the accounting policies of Sub Nigel and its subsidiaries for the financial year ended 30 June 2005; and
- Sub Nigel and its subsidiaries' issued ordinary share capital and reserves and working capital will be adequate to meet their requirements.

The above opinion:

- has been given after due and careful enquiry and is based upon the knowledge that Aflease Gold currently has current cash resources of approximately R12.5 million (or at worst R8.3 million) net of:

- all Aflease Gold's estimated expenses of the acquisition, which are expected to total approximately R2.4 million; and
- the payment to Matumi Corporate Advisers (Proprietary) Limited of R1.8 million in terms of paragraph 18 of the circular;

- while its ongoing operating expenses are approximately R0.5 million per month.

These facts have been confirmed to the transactional sponsor for purposes of Schedule 25 of the Listings Requirements and accordingly it follows that if, for any reason, the acquisition is not implemented, Sub Nigel would nevertheless have sufficient cash resources for at least twelve months following the date of issue of these revised listing particulars.

Aflease Gold working capital over the subsequent period of approximately 11 months

Aflease Gold is essentially a mining development company, which, assuming the acquisition is implemented, may proceed with developing one or more of its gold projects over the coming years. In order to develop these gold projects, Aflease Gold would need to raise sufficient capital, by way of debt and/or equity funding after the acquisition.

Since the Sub Nigel directors, save for S Swana, will resign pursuant to the implementation of the acquisition, and it is anticipated that the Aflease Gold directors may proceed with the development of a number of Aflease Gold's gold projects, the Sub Nigel directors are unable to express an opinion on the adequacy of Aflease Gold's working capital for the entire twelve month period following the date of issue of these revised listing particulars (as is required in terms of the Listings Requirements). Accordingly, the individuals proposed by Aflease as the Aflease Gold directors, who are predominantly key executives within Aflease and are thus aware of Aflease's future development objectives for Aflease Gold and whose appointment will be ratified by Aflease Gold ordinary shareholders in general meeting following the acquisition, and S Swana have expressed the necessary opinion as to the adequacy of Aflease Gold's working capital.

Under the circumstances described above, Aflease has confirmed that it will procure that the Aflease Gold board will only pursue the development of any of Aflease Gold's gold projects, subject to Aflease Gold raising sufficient debt and/or equity capital, during the subsequent period of approximately 11 months following the date of issue of these revised listings particulars.

After considering the effects of the acquisition, the Aflease Gold board are of the opinion that for the approximate period of 11 months following the date of issue of these revised listing particulars:

- Aflease Gold and its subsidiaries will be able to pay their debts as they become due in the ordinary course of business;
- the assets of Aflease Gold and its subsidiaries will exceed the liabilities of Aflease Gold and its subsidiaries, as recognised and measured in accordance with the accounting policies of Aflease Gold and its subsidiaries for the financial year ended 30 June 2005; and
- Aflease Gold's and its subsidiaries' issued ordinary share capital and reserves and working capital will be adequate to meet their requirements.

7.4 Material capital commitments, lease commitments and contingent liabilities

There have been no material capital commitments, lease commitments and contingent liabilities as at the last practicable date.

7.5 Loans and borrowings

Aflease Gold has no loans or borrowings as at the last practicable date and, after the acquisition, will have no loans or borrowings.

The borrowing powers of Aflease Gold exercisable by the Aflease Gold directors are set out in Annexure (i).

The borrowing powers of Aflease Gold have not been exceeded in the last three financial years.

7.6 Material inter-company loans

Aflease Gold has no material inter company loans as at the last practicable date and, after the acquisition, will have no material inter-company loans other than the New Kleinfontein loan.

7.7 Loans receivable

As at the last practicable date, Aflease Gold had no loans receivable and, after the acquisition, will have no no loans receivable other than the New Kleinfontein loan.

8. GENERAL

8.1 Details of principal immovable property owned or leased

Details of Aflease Gold's principal immovable properties, owned and leased, are set out in Annexure (iii).

8.2 Acquisitions and disposals

Save for as contemplated in the circular to which these revised listing particulars are attached, there have been no material acquisitions or disposals of businesses, companies and properties or proposed acquisitions or disposals of businesses, companies and properties by Aflease Gold during the three years preceding the date of issue of these revised listing particulars.

8.3 Information on subsidiaries

The names, places of incorporation, registration numbers and issued ordinary share capital of Aflease Gold's subsidiaries are set out in Annexure (iii).

8.4 Material contracts and special arrangements

8.4.1 Aflease Gold has entered into the sale and subscription agreement.

8.4.2 Save as set out in paragraph 8.4.1 above, no material contracts have been entered into by Aflease Gold, other than in the ordinary course of business, during the two-year period preceding the date of issue of these revised listing particulars.

8.4.3 Aflease Gold is not subject to any material management or royalty agreements.

8.4.4 Aflease Gold has not paid any material technical or secretarial fees during the three years preceding the date of issue of these revised listing particulars, which are not in the ordinary course of business.

8.5 Litigation statement

At the last practicable date, there were no legal or arbitration proceedings, including proceedings which are pending or threatened of which Aflease Gold is aware, which may have, or have during the 12 months preceding the date of issue of these revised listing particulars, had a material effect on the financial position of Aflease Gold or its subsidiary.

8.6 Directors' responsibility statement

The Sub Nigel directors, whose names are set out in paragraph 5.3 of these revised listing particulars, collectively and individually, accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no other facts the omission of which would make any statement false or misleading and that they have made all reasonable enquiries to ascertain such facts and that these revised listing particulars contains all the information required by the Listings Requirements and by South African law.

8.7 Code of corporate practice and conduct

The Sub Nigel directors are of the opinion that Aflease Gold substantially complies with the significant principles incorporated within the King II Report on Corporate Governance, but have identified areas of improvement. The Aflease Gold directors and management endorse the objective of conducting the affairs of Aflease Gold with honesty, integrity, astuteness and prudence. Details of Aflease Gold's practices and conduct are set out in Annexure (v).

9. CONSENTS

Each of the investment bank and transaction adviser, transactional sponsor, legal adviser, independent reporting accountants, independent reporting accountants to New Kleinfontein, independent professional expert and independent technical advisers have consented in writing to act in the capacities stated and to their names appearing in the revised listing particulars and have not withdrawn their consent prior to the publication of these revised listing particulars.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Details of the documents available for inspection are set out in paragraph 33 on page 19 of the circular to which these revised listing particulars are attached.

For and behalf of the directors of

SUB NIGEL GOLD MINING COMPANY LIMITED

Mr S Swana

Mr A C Reynolds

Mr P St G Glyn

Mr H G Veldsman

Johannesburg
19 December 2005

APPOINTMENT, QUALIFICATION, REMUNERATION AND BORROWING POWERS OF DIRECTORS

The following is an extract from the Articles of Association of Aflease Gold:

"Directors

33. Subject to the provisions of the Act, unless otherwise determined by a general meeting, the number of directors shall be not less than four nor more than twenty.

34. A general meeting of the directors shall have the power, from time to time, to appoint anyone as a director, either to fill a vacancy in the directors or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with these articles and the appointment of any director so appointed shall cease at the conclusion of the next annual general meeting.

35. The continuing directors may act, notwithstanding any vacancy in their number, but if and for so long as their number is reduced below the minimum number of directors required to act as such for the time being, the continuing directors may act only to:

    35.1 increase the number of directors to the required minimum,

    or

    35.2 summon a general meeting for that purpose, provided that if there is no director able or willing to act then any member may convene a general meeting for that purpose.

36. Neither a director nor an alternate director shall be obliged to hold any qualification shares.

37. The remuneration of the directors for their services as such shall be determined from time to time by a general meeting.

38. The directors shall be paid all travelling, subsistence, and other expenses properly incurred by them in the execution of their duties in or about the business of the company and which are authorised or ratified by the directors.

Borrowing powers

43. The directors may exercise all the powers of the company to borrow money and to mortgage or encumber its undertaking and property or any part thereof and to issue debentures or debenture stock (whether secured or unsecured), whether outright or as security for any debt, liability or obligation of the company or of any third party.

44. For the purpose of the provisions of 43, the borrowing powers of the directors shall be unlimited.

Executive Directors

52. The directors may appoint from time to time one or more of the directors as executive directors or as managing directors of the company, on such terms and conditions, as to remuneration and otherwise, (but for a maximum of five years in the case of any one appointment) as may be determined from time to time by a disinterested quorum of the directors, provided that the appointment of any executive director or managing director shall, without prejudice to any claim of any nature whatever which any such director may have against the company, cease if for any reason he ceases to be a director.

Rotation of directors

53. The directors shall retire from office in the following manner:

    53.1 at each annual general meeting of the company one-third of the directors (excluding the managing director and any director referred to in 53.3) or, if their number is not three or a multiple thereof, then the number nearest to but not less than one-third of the directors shall retire from office;

    53.2 the directors who retire in terms of 53.1 shall be those who have been longest in office since their last election, provided that:

53.2.1 if more than one of them were elected directors on the same day, those to retire shall be determined by lot unless those directors agree otherwise between themselves;

53.2.2 if at any annual general meeting any director will have held office for three years since his last election, he shall also retire at such annual general meeting;

53.3 any director appointed as such after the conclusion of the company's preceding annual general meeting shall retire from office at the conclusion of the annual general meeting held immediately after his appointment;

53.4 a retiring director shall be eligible for re-election, and, if re-elected, shall be deemed not to have vacated his office;

53.5 the annual general meeting at which a director retires may elect another person to fill the vacated office, and if it is not so filled the retiring director shall, if he has offered himself for re-election, be deemed to have been re-elected unless the annual general meeting expressly resolves not to fill such vacated office or to re-elect such retiring director;

53.6 no person other than the retiring director shall be eligible for election as a director at any annual general meeting unless the directors recommend otherwise, or unless not less than three nor more than twenty-one days before the date appointed for the annual general meeting a member who is entitled to attend and vote at such annual general meeting shall have lodged written notice proposing such person as a director, together with the consent of that person to be elected as a director."

SALIENT FEATURES OF THE SUB NIGEL SHARE INCENTIVE SCHEME

The following is a summary of the Sub Nigel Share Incentive Scheme (hereinafter referred to as "the scheme") as approved by the Aflease Gold ordinary shareholders:

1. NATURE OF THE SCHEME

The scheme is introduced to provide employees of Aflease Gold and/or its subsidiaries with the opportunity to acquire shares ("scheme shares") in the capital of the Company either directly or through the grant of options in respect of Aflease Gold ordinary shares ("options") as a means of giving such employees an incentive to advance the interests of the Company for the ultimate benefit of all stakeholders in the Company.

2. OPERATION OF THE SCHEME

The Aflease Gold board may from time to time instruct the trustees of the scheme to offer to an employee selected by the Aflease Gold board to receive an offer in terms of the scheme ("offeree") the number of scheme shares or options stipulated by the board. The offer shall remain open for acceptance for a period of at least 14 days.

Upon acceptance of the offer, the offeree will be bound by the offer terms set out below.

3. EXTENT OF THE SCHEME

The aggregate maximum number of scheme shares subject to the scheme shall not exceed 14 246 984 Aflease Gold ordinary shares (representing 20% of the issued ordinary share capital of the Company).

4. PARTICIPANTS

Only persons involved in the business of the Company and/or its subsidiaries, excluding non-executive directors but including persons who may have accepted offers of employment from the Company and/or its subsidiaries, or the trustees nomine officio of any family trust or company or close corporation which the board is satisfied has been established primarily for the benefit directly or indirectly of any such person shall be eligible for participation in the scheme.

Only employees selected by the Aflease Gold board shall be eligible for participation in the scheme.

No offeree may acquire, in aggregate more than 7% of the company's issued share capital in terms of either scheme shares or options acquired and/or held by an offeree in terms of the scheme.

5. TRUSTEES

There shall at all times be a minimum of two trustees in office, who may not be beneficiaries under the scheme and who may not be executive directors of the Company.

The trustees, subject to the provisions of the Listings Requirements shall have plenary powers to enable them to carry out and give effect to the intent, purposes and provisions of the scheme which shall include all the powers set out in Schedule 2 of the Companies Act, provided that they may only purchase Aflease Gold ordinary shares once a beneficiary or group of beneficiaries to whom such Aflease Gold shares will be allocated in terms of the scheme has been identified, and they may not purchase Aflease Gold ordinary shares for the purpose of holding them to limit the volume of Aflease Gold ordinary shares traded or for the sake of holding large quantities of Aflease Gold ordinary shares to prevent other parties from obtaining them.

6. PRICING

Scheme share purchases shall take place and options shall be granted to a participant at the market price, being the weighted average of the Company's Aflease Gold ordinary share price ruling as at the close of trading on the JSE on each of the 30 trading days immediately preceding the date upon which an offer is made to an offeree, but

not less than the stated value of the scheme shares concerned, provided that the Trustees may in their sole discretion determine in relation to any offer that the market price may be less than, but not less than 95% of, the average Aflease Gold ordinary share price ruling as aforesaid, or greater than the average Aflease Gold ordinary share price ruling as aforesaid applicable as at the date of acceptance by an offeree of an offer in terms of the scheme.

7. PAYMENT

Beneficiaries shall acquire ownership of the scheme shares concerned on the date of acceptance of the offer whereupon they shall be obliged to pay the purchase price. Options shall expire, to the extent not exercised, on the fifth anniversary of the date of acceptance of the offer. Beneficiaries shall acquire ownership of the scheme shares concerned on the exercise of an option, whereupon they shall be obliged to effect payment of the purchase price.

Should the beneficiary not pay the purchase price in full on the date of acceptance of the offer or the date of exercise of the option, then the trustees may extend credit to the beneficiary. Such a loan shall be secured by a pledge of the scheme shares concerned and, should the trustees so decide, shall bear interest.

8. RELEASE PERIODS

Scheme shares that have been paid for in full shall be released to the beneficiary, in units of 100 Sub Nigel ordinary shares, as follows:

- 33% 12 months after the date of acceptance of the offer;
- a further 33% 24 months after the date of acceptance of the offer; and
- the balance 36 months after the date of acceptance of the offer.

9. RIGHTS ATTACHING TO SCHEME SHARES

Scheme shares shall rank *pari passu* with the Sub Nigel ordinary shares which are already in issue.

10. ANNUAL DISCLOSURE

The Company in its annual report shall summarise:

- the number of scheme shares available in terms of the scheme;
- the number of scheme shares or options actually taken up by offerees;
- any changes in the number of scheme shares available in terms of the scheme during the financial year;
- any changes in the number of scheme shares or options which have actually been taken up by beneficiaries during the financial year;
- the number of shares initially taken up by beneficiaries as scheme shares or options and which during the financial year have ceased to rank as scheme shares or options;
- the purchase price at which beneficiaries have been invited to take up scheme shares or options and the total number of scheme shares or options taken up by beneficiaries at each such purchase price;
- the total number of scheme shares remaining available to be taken up by beneficiaries in terms of the scheme; and
- the aggregate amount owing by beneficiaries to the Sub Nigel Share trust constituted in terms of the Sub Nigel Share Incentive Trust deed as at the close of the financial year for financial assistance given in the taking up by beneficiaries of scheme shares.

DETAILS REGARDING SUBSIDIARY COMPANIES AFTER THE IMPLEMENTATION OF THE ACQUISITION

100% holding (188 028 138 issued shares) in New Kleinfontein Mining Company Limited, incorporated in South Africa. This company is a holding company to the following wholly-owned subsidiaries:

- New Kleinfontein Gold Mine (Proprietary) Limited;
- New Kleinfontein Gold Claims (Proprietary) Limited;
- New Kleinfontein Rehabilitation Trust;
- Mali Holdings (Proprietary) Limited; and
- Morris Mining (Proprietary) Limited.

New Kleinfontein Mining Company Limited is the holder of Old Order Rights for four East Rand mineral rights areas, namely Modder East, UC Prospecting, Turnbridge and New Kleinfontein.

Company	Nature of Business	Issue share capital	Percentage holdings	Shares at cost	Amounts owing to	Loss after taxation
Etendeka Prospecting & Mining Co. (Proprietary) Limited	Prospecting	N$100	100%	100	N$27 160	N$32 260

Etendeka Prospecting and Mining Company (Proprietary) Limited ("Etendeka"), a company incorporated in the Republic of Namibia, is in the development stage and currently engages principally in the exploration, evaluation and development of mineral properties in Namibia. As a development stage company, Etendeka is currently unable to self-finance its operations and is financed by Aflease Gold.

OTHER DIRECTORSHIPS HELD BY THE DIRECTORS OF AFLEASE GOLD

The table below sets out the names of all companies and partnerships of which the directors of Aflease Gold are or have been either directors or partners during the past five years.

Director	Names of company	Nature of business	Currently director
Neal Froneman	Aflease Gold & Uranium Resources Limited	Mining and exploration	Yes
	New Kleinfontein Mining (Proprietary) Limited	Mining	Yes
	New Kleinfontein Gold Claims (Proprietary) Limited	Mining	Yes
	Rietkuil Mining (Proprietary) Limited	Mining	Yes
	Stilfontein Gold Mining Company Limited	Mining	Yes
Jean Nortier	Aflease Gold & Uranium Resources Limited	Mining	Yes
Sandile Swana	Sub Nigel Gold Mine Limited	Mining	Yes
	Kabusha Mining and Finance (Proprietary) Limited	Mining finance	Yes
	Umlilo Mining and Finance (Proprietary) Limited	Mining finance	Yes
	El Shaddai Investment Holdings (Proprietary) Limited	Investments	No
	Trinity Holdings (Proprietary) Limited	Asset management	Yes
	Nexus Asset Management (Proprietary) Limited	Asset management	Yes
	Sonneglans Service Station (Proprietary) Limited	Fuels and lubricant sales	Yes
	Consultancy in Strategic Leadership (Proprietary) Limited	Strategy consulting	No
	PTC-Group (Proprietary) Limited	Training and management consulting	Yes
	Uncuthu Logistics and Procurement cc	Logistics and procurement	Yes
	Umlilo Gold (Proprietary) Limited	Mining	Yes
	Emerald Sky (Proprietary) Limited	Logistics	Yes
	Sable Data Works	Geological IT systems	

STATEMENT IN SUPPORT OF THE KING II REPORT

The Aflease Gold directors, appointed and/or whose appointment will be confirmed pursuant to the acquisition, endorse the principles of openness, integrity and accountability in the code of Corporate Practices and Conduct as advocated in the King II Report on corporate governance for South Africa.

BOARD OF DIRECTORS

Aflease Gold has a unitary board structure comprising 3 executive directors and 1 non-executive director. The role of the Chief Executive Officer and Chairman are separated. The Aflease Gold board will meet at least quarterly in order to set overall Company policies and take decisions on matters of strategic importance to Aflease Gold. Day-to-day management of the business of Aflease Gold vests with executive board members and management.

Non-executive directors take responsibility for ensuring that the Chairman encourages discussion on all matters relating to the Aflease Gold board and requiring the Aflease Gold board's attention. The non-executive directors are chosen for their expertise on business matters and also for their strong sense of community ethos and commitment to the principles of black economic empowerment. The Aflease Gold board is satisfied that the non-executive directors are individuals of exceptional calibre and credibility, and are able to bring judgement to bear independent of management, on issues of strategy, performance, resources and standards of conduct and evaluation of performance.

In terms of Aflease Gold's Articles of Association, one third of the Aflease Gold directors are required to retire each year on a rotating basis at the Annual General Meeting. The Aflease Gold directors retiring at any Annual General Meeting are eligible for re-election. A general meeting or the directors have the power to appoint an Aflease Gold director, either to fill a vacancy in the Aflease Gold board or as an additional Aflease Gold director.

The appointment of new Aflease Gold directors is approved by the Aflease Gold board as a whole.

AUDIT COMMITTEE

The Audit Committee, the members of which will be confirmed shortly after the appointments and/or confirmation of the appointment of all the new Aflease Gold directors, is an important element of the Aflease Gold board's system of monitoring and control.

The external auditors will have free access to this committee and its meetings will be attended by Aflease Gold's external auditors.

REMUNERATION COMMITTEE

The Aflease Gold board will appoint a Remuneration Committee during the current financial year, shortly after the appointments and/or confirmation of appointments of the Aflease Gold directors.

ALTERATIONS TO THE SHARE CAPITAL OF AFLEASE GOLD

Below is a list of shares issued in the last three years prior to the last practicable date:

Number of shares	Date of issue	Issue price	Issued to
8 700 000	16 February 2004	50 cents	Public shareholders
7 500 000	19 August 2003	35 cents	Gold Fields Limited
850 000	22 October 2004	70 cents	Kabusha Mining and Finance (Proprietary) Limited
3 571 428	30 November 2004	70 cents	Kabusha Mining and Finance (Proprietary) Limited
2 500 000	6 April 2005	65 cents	Imara SP Reid
2 000 000	18 August 2005	90 cents	Public shareholders
2 000 000	29 September 2005	107 cents	Public shareholders
7 000 000	29 September 2005	135 cents	Public shareholders



SUB NIGEL GOLD MINING COMPANY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE 000017539
("Sub Nigel" or "the Company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of the shareholders of Sub Nigel will be held at Room 8, Ground Floor, Nedbank, 135 Rivonia Road, Sandown at 10:00 on Tuesday, 10 January 2006 ("general meeting") for the purpose of considering and, if deemed fit, passing, with or without modification, the following ordinary and special resolutions:-

ORDINARY RESOLUTION NUMBER 1

"RESOLVED THAT, subject to the passing and registration of special resolutions numbers 1 and 2 and the passing of ordinary resolutions numbers 2 and 3 , the execution of the sale and subscription agreement entered into between Sub Nigel and Aflease Gold and Uranium Resources Limited ("Aflease") on 3 November 2005 in terms of which Sub Nigel will acquire from Aflease all of the issued shares in the capital of New Kleinfontein Mining Company Limited ("New Kleinfontein"), and all amounts due by New Kleinfontein to Aflease on loan account, in consideration for the issue by Sub Nigel of 339 011 680 new ordinary shares to Aflease, with effect from the first business day following fulfilment of the conditions precedent set out in that sale and subscription agreement, be and is hereby approved ."

SPECIAL RESOLUTION NUMBER 1

"RESOLVED THAT the Company's authorised share capital, comprising 200 000 000 ordinary shares with no par value, be and is hereby converted into 200 000 000 ordinary shares with a par value of 57 cents each and that the Company's stated capital, being R48 988 414 and comprising 85 152 920 ordinary shares with no par value, be and is hereby converted into 85 152 920 ordinary shares with a par value of 57 cents each and that the balance, being 0.5299 cents per ordinary share be and is hereby placed to non-distributable reserves in accordance with section 78(3) of the Companies Act, No. 61 of 1973, as amended, with effect from the commencement of business on 23 January 2006."

The reason for and effect of special resolution number 1

The reason for special resolution number 1 is to convert the Company's authorised and issued ordinary shares with no par value into ordinary shares with a par value of 57 cents each.

The effect of special resolution number 1 is to convert the Company's authorised and issued ordinary shares accordingly.

SPECIAL RESOLUTION NUMBER 2

"RESOLVED THAT, subject to the passing of ordinary resolutions numbers 1, 2 and 3 and the passing and registration of special resolution number 1, the Company's authorised share capital be and is hereby increased, from R114 000 000 divided into 200 000 000 ordinary shares of 57 cents each to R270 750 000 divided into 475 000 000 ordinary shares of 57 cents each, by the creation of an additional 275 000 000 ordinary shares of 57 cents each, such new ordinary shares ranking *pari passu* in every respect with the existing ordinary shares in the authorised share capital of the Company, and that the memorandum of association of the Company be and is hereby amended accordingly."

The reason for and effect of special resolution number 2

The reason for special resolution number 2 is to increase the Company's authorised share capital to facilitate the acquisition by the Company from Aflease of all the issued shares of New Kleinfontein and all amounts due by New Kleinfontein to Aflease on loan account, in consideration for which Sub Nigel will issue 339 011 680 new ordinary shares of 57 cents each to Aflease.

The effect of special resolution number 2 is to increase the Company's authorised share capital accordingly.

SPECIAL RESOLUTION NUMBER 3

"RESOLVED THAT, subject to the passing of ordinary resolutions numbers 1, 2 and 3 and the passing and registration of special resolutions numbers 1 and 2, the name of the Company be and is hereby changed from Sub Nigel Gold Mining Company Limited to Aflease Gold Limited, with effect from the commencement of business on 23 January 2006."

The reason for and effect of special resolution number 3

The reason for special resolution number 3 is to associate the Company with its new assets and controlling shareholder.

The effect of special resolution number 3 is to change the name of the Company accordingly.

ORDINARY RESOLUTION NUMBER 2

"RESOLVED THAT the requirement contained in Rule 8 of the Securities Regulation Panel Code that, following the implementation of the acquisition referred to in ordinary resolution number 1, Aflease would be obliged to make a mandatory offer to all shareholders of Sub Nigel, be and is hereby expressly waived."

In terms of Rule 8.7 of the Securities Regulation Panel Code, a simple majority of the independent votes of the shareholders of Sub Nigel, present or represented by proxy or letter of representation at the general meeting at which ordinary resolution number 2 is to be considered, must be cast in favour of ordinary resolution number 2.

ORDINARY RESOLUTION NUMBER 3

"RESOLVED THAT, subject to the passing of ordinary resolutions numbers 1 and 2 and the passing and registration of special resolutions numbers 1 and 2, 339 011 680 of the ordinary shares of 57 cents each in the authorised but unissued share capital of the Company be and are hereby placed under the control of the directors with specific authority for them to allot and issue such shares to Aflease, in compliance with the Company's obligations to issue such shares to Aflease in terms of the sale and subscription agreement referred to in ordinary resolution number 1."

This resolution is subject to sections 221 and 222 of the Companies Act and the Listings Requirements of the JSE Limited.

ORDINARY RESOLUTION NUMBER 4

"RESOLVED THAT any member of the board of directors of the Company be and is hereby authorised to take all such steps and to sign all such documents as are necessary to give effect to the ordinary resolutions and special resolutions passed at the general meeting at which this ordinary resolution number 4 is to be considered."

VOTING AND PROXIES

On a show of hands, every ordinary shareholder present, in person or by proxy, or represented at the general meeting shall have one vote only. On a poll, every ordinary shareholder of the Company present, in person by proxy, or represented at the general meeting shall have one vote for every ordinary share held.

Dematerialised shareholders other than those with "own-name" registration

A dematerialised ordinary shareholder who does not have "own-name" registration and who wishes to attend and vote at the general meeting or wishes to send a proxy must advise his or her Central Securities Depository Participant ("CSDP") or broker of his or her instructions for voting at the general meeting. If the CSDP or broker, as the case may be, does not obtain the aforesaid instructions timeously, they will be obliged to act in terms of the mandate furnished to them by such shareholders, or if the mandate is silent in this regard, to abstain from voting.

Unless the dematerialised shareholders who do not have "own-name" registration, advise their CSDP or broker within the time periods specified in the agreement between such shareholders and their CSDP or broker that they wish to attend and vote at the general meeting or wish to send a proxy to represent them at the general meeting, the CSDP or broker will assume that they do not wish to attend and vote at the general meeting or send a proxy. If the dematerialised ordinary shareholder who does not have "own-name" registration wishes to attend and vote at the general meeting he or she must request his or her CSDP or broker to issue him or her with the necessary letter of representation.

Holders of dematerialised Sub Nigel ordinary shares other than "own-name" dematerialised shareholders, must not complete the attached form of proxy *(pink)*.

Certificated shareholders and dematerialised shareholders with "own-name" registration

Shareholders holding dematerialised Sub Nigel ordinary shares with "own-name" registration, or holding certificated Sub Nigel ordinary shares that are not dematerialised, and who are unable to attend the general meeting but wish to be represented thereat, must complete the attached form of proxy *(pink)* in accordance with the instructions contained therein and lodge it with or mail it to the transfer secretaries of the Company:

Hand deliveries to:
Computershare Investor Services 2004
(Proprietary) Limited
70 Marshall Street
Johannesburg
2001

Postal deliveries to:
Computershare Investor Services 2004
(Proprietary) Limited
PO Box 61051
Marshalltown
2107

to be received by no later than 10:00 on 9 January 2005.

For and behalf of the directors of

SUB NIGEL GOLD MINING COMPANY LIMITED

Statucor (Proprietary) Limited
Company Secretary

Johannesburg
19 December 2005



SUB NIGEL GOLD MINING COMPANY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE 000017539
("Sub Nigel" or "the Company")

FORM OF PROXY

For use by certificated shareholders in Sub Nigel or dematerialised shareholders in Sub Nigel with "own-name" registration only, at the general meeting of Sub Nigel shareholders to be held at Room 8, Ground Floor, Nedbank, 135 Rivonia Road, Sandown at 10:00 on 10 January 2006 ("general meeting").

Dematerialised shareholders in Sub Nigel who are not own-name shareholders, must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend and vote at the general meeting and request their CSDP or broker to issue them with the necessary authorisation to attend the general meeting in person and vote or provide their CSDP or broker with their voting instructions should they not wish to attend the general meeting in person. **These shareholders in Sub Nigel must not use this form of proxy but must contact their CSDP or broker. The Company will take no responsibility for shareholders in Sub Nigel who do not contact their CSDP or broker timeously.**

I/We (name/s in block letters)

of (address)

being the holders of appoint (see note): [ ] ordinary shares in the capital of the Company do hereby

1. or failing him/her,

2. or failing him/her,

3. the Chairperson of the general meeting,

as my/our proxy to act for me/us at the general meeting for purposes of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment thereof; and to abstain from voting for and/or against the resolutions in respect of the Sub Nigel ordinary shares registered in my/our name in accordance with the following instructions:

	Number of Sub Nigel ordinary shares		
	For	Against	Abstain
Ordinary resolution number 1 – approval of acquisition of shares in and claims against New Kleinfontein and issue of 339 011 680 new ordinary shares to Aflease in consideration therefor			
Special resolution number 1 – conversion of no par value shares			
Special resolution number 2 – increase of authorised share capital			
Special resolution number 3 – change of name to Aflease Gold Limited			
Ordinary resolution number 2 – waiver of mandatory offer			
Ordinary resolution number 3 – placing 339 011 680 of authorised but unissued ordinary shares under the control of directors with specific authority to issue such shares to Aflease			
Ordinary Resolution Number 4 – authorising any member of the board to give effect to the above			

Signed at on 2005/6

Signature

Assisted by (where applicable)

Please read the notes on the reverse hereof.

Notes:

1. The form of proxy should only be used by shareholders who hold Sub Nigel ordinary shares that are not dematerialised or who hold dematerialised Sub Nigel ordinary shares in their own-name.

2. An ordinary shareholder entitled to attend and vote at the general meeting may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space provided, with or without deleting "the Chairperson of the general meeting". A proxy need not be an ordinary shareholder of the Company. The person whose name stands first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

3. An ordinary shareholder is entitled to one vote on a show of hands and, on a poll, one vote in respect of each share held. An ordinary shareholder's instructions to the proxy must be indicated by inserting the relevant number of votes exercisable by that shareholder in the appropriate box(es). Failure to comply with this will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he deems fit in respect of all the shareholder's votes.

4. A vote given in terms of an instrument of proxy shall be valid in relation to the general meeting notwithstanding the death of the person granting it, or the revocation of the proxy, or the transfer of the Sub Nigel ordinary shares in respect of which the vote is given, unless an intimation in writing of such death, revocation or transfer is received by the Company not less than 24 hours before the commencement of the general meeting.

5. If an ordinary shareholder does not indicate on this form that his proxy is to vote in favour of or against any resolution or to abstain from voting, or gives contradictory instructions, or should any further resolution(s) or any amendment(s) which may properly be put before the general meeting be proposed, the proxy shall be entitled to vote as he thinks fit.

6. The Chairperson of the general meeting may reject or accept any form of proxy which is completed and/or received other than in compliance with these notes.

7. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such ordinary shareholder wish to do so.

8. Documentary evidence establishing the authority of a person signing the form of proxy in a representative capacity must be attached to this form of proxy, unless previously recorded by the Company or unless this requirement is waived by the Chairperson of the general meeting.

9. A minor or any other person under legal incapacity must be assisted by his/her parent or guardian, as applicable, unless the relevant documents establishing his/her capacity are produced or have been registered by the Company.

10. Where there are joint holders of Sub Nigel ordinary shares:

    any one holder may sign the form of proxy;

    the vote(s) of the senior shareholders (for that purpose seniority will be determined by the order in which the names of shareholders appear in the Company's register of shareholders) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint shareholder(s).

11. Forms of proxy should be lodged with or mailed to Computershare Investor Services 2004 (Proprietary) Limited:

    Hand deliveries to:
    70 Marshall Street
    Johannesburg
    2001

    Postal deliveries to:
    PO Box 61051
    Marshalltown
    2107

    to be received by no later than 10:00 on 9 January 2006.

12. Any alteration or correction made to this form of proxy, other than the deletion of alternatives, must be initialled by the signatory(ies).



SUB NIGEL GOLD MINING COMPANY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE 000017539
("Sub Nigel" or "the Company")

FORM OF SURRENDER (for use by certificated Sub Nigel ordinary shareholders only)

Please read the instructions overleaf. Non-compliance with these instructions may result in the rejection of this form. If you are in any doubt as to how to complete this form, please consult your broker, banker, attorney, accountant or other professional advisor.

Notes:

1. A separate form is required for each shareholder.

To: Sub Nigel Gold Mining Company Limited
c/o Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
(PO Box 61763, Marshalltown, 2107)

PART A – TO BE COMPLETED BY SUB NIGEL CERTIFICATED SHAREHOLDERS

I/We irrevocably and in *rem suam* authorise you to produce and/or sign such documents as may be necessary to complete the replacement of the Sub Nigel ordinary share certificates in the new name of Aflease Gold Limited.

I/We hereby instruct you to forward the replacement share certificate/s to me/us by registered post, at my/our own risk, to the address overleaf and confirm that, where no address is specified, the share certificate/s will be forwarded to my/our address recorded in the share register of Sub Nigel.

My/Our signature(s) on the form of surrender constitutes my/our execution of this instruction.

In terms of the provisions set out in paragraph 6 of the circular to which this form is attached and of which it forms part, I/We surrender and enclose the undermentioned Sub Nigel ordinary share certificate/s, conditional upon the name change being implemented:

Documents of title surrendered

Certificate number(s)	Number of Sub Nigel shares covered by each certificate
Total	

Title:	Stamp and address of agent lodging this form (if any)
Surname:	
First Name(s):	
Postal address to which replacement share certificate/s should be sent (if different from the address recorded in the register)	
Signature of shareholder	
Assisted by me (if applicable)	
(State full name and capacity)	
Date 2005/6	
Telephone number (Home) ( )	
Telephone number (Work) ( )	

PART B – TO BE COMPLETED BY EMIGRANTS FROM AND NON-RESIDENTS OF THE COMMON MONETARY AREA

Nominated authorised dealer in the case of a shareholder who is an emigrant from or a non-resident of the Common Monetary Area (see note 2 below)

Name of authorised dealer

Account number

Address

Postal code

Notes:

1. No receipts will be issued for share certificates lodged, unless specifically requested. In compliance with the requirements of the JSE Limited ("JSE"), lodging agents are requested to prepare special transaction receipts, if required. Signatories may be called upon for evidence of their authority or capacity to sign this form.
2. Persons whose registered addresses in the share register are outside the Common Monetary Area, or whose shares are restrictively endorsed, should nominate an authorised dealer in Part B of this form as referred to in paragraph 6.3 of the circular to which this form of surrender is attached and of which it forms part.
3. Any alteration to this form of surrender must be signed in full and not initialled.
4. If this form of surrender is signed under a power of attorney, then such power of attorney, or a notarially certified copy thereof, must be sent with this form for noting (unless it has already been noted by the Company or its transfer secretaries).
5. Where the shareholder is a company or a close corporation, unless it has already been registered with the Company or its transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of surrender must be submitted if so requested by the Company.
6. Note 5 does not apply in the event of this form bearing a recognised JSE broker's stamp.
7. Where there are joint holders of any shares in the Company, only that holder whose name stands first in the register in respect of such shares need sign this form of surrender.

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Release Date: 2003/08/08 05:15:00 PM

Sub Nigel - Cautionary Announcement

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN ZAE000006391
("Sub Nigel")
CAUTIONARY ANNOUNCEMENT
Shareholders are advised that Sub Nigel is involved in negotiations which, if successfully concluded, may have an effect on the price at which Sub Nigel shares trade on the JSE Securities Exchange of South Africa.
Accordingly, shareholders are advised to exercise caution when dealing in their Sub Nigel shares until a further announcement is made.
Cape Town
8 August 2003
Sponsor
SASFIN BANK LIMITED
Date: 08/08/2003 05:15:04 PM Produced by the JSE SENS Department

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RECEIVED
2006 MAR 10 P 12: 36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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Release Date: 2003/08/19 02:43:00 PM

Sub Nigel - Change in status of director

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1984/006179/06)
Share code: SBN
ISIN: ZAE 000006391
("Sub Nigel" or "the company")
Shareholders are advised that with effect from 18 July 2003 LG Holmes, previously the executive chairman of Sub Nigel, became the non-executive chairman of the company.
Cape Town
19 August 2003
Corporate Advisor and Sponsor:
Sasfin Corporate Finance, a division of Sasfin Bank Limited
Date: 19/08/2003 02:42:10 PM Produced by the JSE SENS Department


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Release Date: 2003/08/29 05:00:00 PM

Sub Nigel - Cautionary Announcement

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE 000006391
("Sub Nigel")
CAUTIONARY ANNOUNCEMENT
Shareholders are advised that Sub Nigel is involved in negotiations to raise capital in order to exploit its mineral assets which, if successfully concluded, may have an effect on the price at which Sub Nigel shares trade on the JSE Securities Exchange South Africa.
Accordingly, shareholders are advised to exercise caution when dealing in their Sub Nigel shares until a further announcement is made.
Cape Town
29 August 2003
Corporate advisor and sponsor
SASFIN CORPORATE FINANCE
A division of Sasfin Bank Limited
Date: 29/08/2003 05:00:04 PM Produced by the JSE SENS Department

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Release Date: 2003/09/08 05:21:00 PM

SUB NIGEL GOLD MINING COMPANY LIMITED - 2003 ANNUAL REPORT

SUB NIGEL GOLD MINING COMPANY LIMITED
(Reg No. 1984/006179/06)
("Sub Nigel" or "the company")
Share Code: SBN
ISIN: ZAE 000006391
2003 ANNUAL REPORT
Balance Sheet
At 30 June 2003

	Notes	2003 R000's	2002 R000's
Assets			
Mining assets	2	29 241	27 183
Property, plant and equipment	3	11	6
Current Assets		485	488
Accounts receivable		325	25
Cash and cash equivalents		160	463
		29 737	27 677
Equity and liabilities			
Capital and reserves		28 192	27 525
Share capital	4	23 643	22 440
Non-distributable reserve		4 743	4 743
Accumulated (loss) / reserve		(194)	342
Long term liability	5	1 330	-
Current liabilities		215	152
Accounts payable		107	152
Bank overdraft		108	-
		29 737	27 677

Statement of changes in equity
For the year ended 30 June 2003

	Stated Capital R000's	Non-Distributable Reserve R000's	Distributable Reserve R000's
Balance at 1 July 2001	22 440	4 793	666
Net loss for the year	-	-	(374)
Reversal of income appropriated against expenditure on mining assets	-	(50)	50
Balance at 1 July 2002	22 440	4 743	342
Net loss for the year	-	-	(536)
Share issues	1 203	-	-
Balance at 30 June 2003	23 643	4 743	(194)

Income Statement
For the year ended 30 June 2003

	2003	2002

	Notes	R000's	R000's
Revenue		-	-
Expenditure	6	(560)	(438)
Operating loss		(560)	(438)
Investment income		31	64
Finance costs		(7)	-
Loss before taxationTaxation	7	(536) -	(374) -
Loss after taxation		(536)	(374)
Loss per share and headline loss per share (cents)		(1,06)	(0,84)
Weighted average loss per share (cents)		(1,12)	(0,84)
Number of shares in issue		50 631 492	44 631 492
Weighted average number of shares in issue		47 798 159	44 631 492

Cash Flow Statement
For the year ended 30 June 2003

	Notes	2003 R000's	2002 R000's
Cash utilised by operating activities		453	(313)
Cash utilised by operations	8	(556)	(435)
Investment income		31	64
Utilised to increase working capital	9	985	58
Cash generated by/(utilised by) operating activities		460	(313)
Finance costs		(7)	-
Cash (expended on) /retained from investing activities		(864)	41
Net disposal of mining assets		-	50
Additions to property, plant and equipment		(9)	(9)
Additions to mining assets	10	(855)	-
Movement of cash and cash equivalents		(411)	(272)
Cash and cash equivalents at beginning of year		463	735
Cash and cash equivalents at end of year		52	463

NOTES TO THE FINANCIAL STATEMENTS
At 30 June 2003

1. Accounting policies

The annual financial statements incorporate the following principal accounting policies, which have been applied on a basis consistent with the previous year. These statements comply with the South African Statements of Generally Accepted Accounting Practice.

1.1 Basis of presentation

The annual financial statements are prepared on the historical cost basis of accounting.

1.2 Mining assets

In accordance with the accounting practice historically adopted by the mining industry in South Africa, the following policies are applied: The company's mining assets are of a wasting nature. In order to recognise this, the company appropriates from income, within the lifetime of the operations, such amounts, which, together with the stated capital and long-term liabilities of the company, at least equate to the expenditure on these assets. Income so appropriated is not, therefore, available for distribution to shareholders.

In pursuance of this policy, no account is taken of depreciation of these assets or the exhaustion of ore reserves. Normal replacement of assets is charged against revenue.

1.3 Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on the straight-line basis at rates considered appropriate to reduce carrying values to estimated residual value over their estimated useful lives. Cost includes all costs directly attributable to bringing the assets to working condition for its intended use. The estimated useful life of computer equipment is 3 years.

		2003 R000's	2002 R000's
2.	Mining assets		
	Buildings, mining title, shafts and equipment and net expenditure capitalised.		
	At cost less amounts recovered	29 241	27 183
3.	Property, plant and equipment		
	Computer equipment		
	Opening net carrying value	6	-
		-	-
	Gross carrying value	9	-
	Accumulated depreciation	(3)	-
	Additions	9	9
	Depreciation	(4)	(3)
	Closing net carrying value	11	6
	Gross carrying value	18	9
	Accumulated depreciation	(7)	(3)
4.	Share capital		
	Authorised		
	- 200 000 000 (2002: 200 000 000) ordinary shares of no par value		
	Issued		
	- 50 631 492 (2002: 44 631 492) ordinary shares of no par value		
	- stated capital account	23 643	22 440
	The unissued shares of the company are under the control of the directors, subject to sections 221 and 222 of the Companies Act, 1973, as amended, and to the rules and regulations of the JSE Securities Exchange South Africa until the next annual general meeting.		
	In terms of the rules of the Sub Nigel Share Incentive Scheme, the directors have the right to offer shares, or grant options in respect of shares, to specified employees for a maximum aggregate of 698 333 shares in the company. 126 434 Shares are held by the Trust and are currently unallocated.		
5.	Long term liability		
	Centracor Resources (SA) (Pty) Ltd	1 330	-
	Conditions of the loan repayment are to be decided by the directors by the 31 December 2003.		
6.	Expenditure		
	Included in net loss is the following:		
	Auditors' remuneration	13	13
	Directors' remuneration		
	- Executive		
	Fees for services as directors		
	H G Veldsman	70	-
	A C Reynolds	72	-
	- Non-executive		
	Fees for services as directors		
	C A Jaffe	-	4
	P St G Glyn	-	4
		142	8

		2003 R000's	2002 R000's
7.	Taxation		

	The estimated tax loss available for set off against future taxable income amounts to	1 205	1 023
	In addition, unredeemed capital expenditure available for set off against future taxable income derived from mining operations at Sub Nigel amounts to	30 553	30 397
8.	Cash utilised by operations		
	Net loss	(536)	(374)
	Depreciation	4	3
	Investment income	(31)	(64)
	Financing costs	7	-
		(556)	(435)
9.	Utilised to increase working capital		
	Increase in accounts receivable	(300)	(13)
	Increase in accounts payable	1 285	71
		985	58
10.	Non-cash flow investing and financing activities		
	Additions to mining assets	2 058	-
	Financed by cash	(855)	-
	Financed by share issues	1203	-

REPORT OF THE INDEPENDENT AUDITORS

To the members of Sub Nigel Gold Mining Company Limited

We have audited the annual financial statements of Sub Nigel Gold Mining Company Limited set out on pages 2 to 7 for the year ended 30 June 2003. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

* examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
* assessing the accounting principles used and significant estimates made by management, and
* evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company at 30 June 2003 and the results of its operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Moores Rowland
Registered Accountants and Auditors
Chartered Accountants (SA)
Cape Town, 25 August 2003

DIRECTORS REPORT

Nature of business

The company continued to operate on a care and maintenance basis.

An application has been submitted to the Department of Mineral and Energy for a mining authorization in terms of the proposed Minerals and petroleum Resources Development Bill.

Discussions are in progress regarding the future development of Sub Nigel. Announcements will only be made in this regard should conclusive negotiations take place.

Review of activities and developments during the year

The company successfully concluded negotiations for the acquisition of:

* mining claims from Zarara Energy Limited for the issue to Zarara Energy Limited of 1 (one) million new ordinary shares of no par value in the company; and
* mining claims and mining lease from GFL Mining Services Limited for the issue to GFL Mining Services Limited of 5 (five) million new ordinary shares of no par value in the company.

Mining License Number 8/2003 granted to Sub Nigel Gold Mining Company Limited on 26 February 2003, grants the company the right to mine within an area incorporating both the Sub Nigel property and the recently acquired mining claims and mining lease.

Surface bore hole drilling
Drilling operations carried out to investigate the economic potential of the shallow UK9 A reef are inconclusive. Further drilling will be necessary.
Drilling operations to investigate additional gold resources on the Sub Nigel / Spaarwater properties are planned.

Additional precious metal rights
Negotiations with third parties are in progress.

Black economic empowerment
Discussions with third parties are in progress.

Dividends
No dividend was declared in respect of the year ended 30 June 2003, nor is one proposed (2002:R nil).

Share issues
6 000 000 Ordinary shares were issued during the year, which resulted in 50 631 492 (2002:44 631 492) ordinary shares of no par value in issue. (See note 4 of the notes to the Annual Financial Statements)

Borrowing powers
In terms of the Articles of Association, the borrowing powers of Sub Nigel are unlimited.

Directors
The following directors held office during the period under review:
Mr Leslie Gordon Holmes:
Non-executive chairman, executive chairman up to 19/07/2003; Age 60
Mr Patrick St George Glyn:
Non-executive director; B Com; B Compt (Hons); C.A. (SA); Age 47
Mr Hendrik Gideon Veldsman:
Executive director; BSc Hons (Geology); Age 54
Mr Adrian Carl Reynolds:
Executive director, appointed 1 January 2003; Age 55
In terms of the company's articles of association, Mr HG Veldsman and Mr P St G Glyn retire at the forthcoming annual general meeting. Both are eligible for re-election.

Directors' interests
The direct and indirect beneficial interests of the directors of Sub Nigel shares as at 30 June 2003 are set out below. These interests remain unchanged at the date of this report.

	Direct	%	Beneficial Indirect	%
L G Holmes	-	-	15,885,461	31.37%
A C Reynolds	-	-	1,500,000	3.0 %
H G Veldsman	359,200	0.7%	1,500,000	3.0 %
P St G Glyn	100		-	-
	359,300	0.7%	18,885,461	37.37%

The directors hold no options to acquire shares.

Corporate governance
The directors of Sub Nigel endorse the principles of openness, integrity and accountability in the Code of Corporate Practices and Conduct as set out in the King 2 Report on Corporate Governance for South Africa (The Code). The company has a unitary board structure comprising 2 executive and 2 non-executive directors. The executive directors are responsible for the day-to-day business activities and risk management of the company and are also responsible for ensuring that the decisions, strategies and views of the board are implemented. The directors do not believe that it is practical to apply the full extent of The Code to activities of the company because the company has no direct employees. For this reason the requirements of The Code as to remuneration and audit committees are not met as they are not considered relevant. Likewise the company does not have formal written policies on ethical standards, stakeholder philosophy, employees and environment and health and safety.

Major shareholders
Set out below are the shareholders holding 5% or more in the capital of the company as at 30 June 2003:

	Number of shares	%
GFL Mining Services Ltd	5,000 000	9.88%
L G Holmes	15,885,461	31.37%

Shareholder spread
To the best knowledge of the directors and after reasonable enquiry, the spread of shareholders as at 25 August 2003, as defined by the JSE Securities Exchange South Africa, was as follows:

	Number of Shareholders	% Shareholding
Public shareholders	1226	62%
Non-public shareholders	4	38%

Post balance sheet event

A cautionary announcement was published in the press with regard to Sub Nigel being involved in negotiations to raise capital in order to exploit its mineral assets.

CERTIFICATE OF COMPLIANCE

In terms of Section 268(G)(d) of the Companies Act, 1973, as amended, I certify that the company has lodged with the Companies and Intellectual Property Registration Office (CIPRO) all such returns as required by the Companies Act and that all such returns are true, correct and up to date.

CK Loydall (Mrs)
Company Secretary

Registered office
302 Satbel Centre
2 De Smidt Street
Green Point, 8005
Tel No. : (021) 419 9548
Fax No. : (021) 418 4798
Email : capetr@iafrica.com

Bankers
Nedbank Limited
A Division of Nedcor Bank Limited
The Southern Peninsula
57 Heerengracht
Cape Town, 8000

Transfer Secretaries
Computershare Limited
70 Marshall Street
Marshalltown, 2107

Sponsors
Sasfin Corporate Finance
A Division of Sasfin Bank Limited
P.O. Box 95104
Grant Park, 2051

Attorneys
Webber Wentzel Bowens
P.O. Box 61771
Marshalltown, 2107

Date: 08/09/2003 05:21:02 PM Produced by the JSE SENS Department





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Release Date: 2003/10/20 11:58:00 AM

SUB NIGEL GOLD MINING COMPANY LIMITED - WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391
("Sub Nigel")
WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT
Shareholders are referred to the cautionary announcement dated 29 August 2003, and are advised that as the negotiations referred to in those announcements have been terminated, caution is no longer required in this regard when dealing in their Sub Nigel shares.
Cape Town
20 October 2003
Sponsor:
SASFIN CORPORATE FINANCE
A division of Sasfin Bank Limited
Date: 20/10/2003 11:58:02 AM Produced by the JSE SENS Department

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Release Date: 2003/11/26 08:38:00 AM

Sub Nigel Gold Mining Company Limited - Directors Dealings

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391
("Sub Nigel")
In compliance with section 3.63 to 3.74 of JSE Securities Exchange Listings
Requirements the following should be noted

Director	Mr. L G Holmes (Chairman)
Date of transaction	25 November 2003
Number of shares	50 000
Class of security	Ordinary
Price per share	27 cents
Nature of transaction	Purchase
Directors interest	Indirect beneficial

end
Date: 26/11/2003 08:38:01 AM Produced by the JSE SENS Department

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Release Date: 2003/11/27 09:49:00 AM

Sub Nigel Gold Mining Company Limited - Directors Dealings

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391
("Sub Nigel")
In compliance with section 3.63 to 3.74 of JSE Securities Exchange Listings
Requirements the following should be noted

Director:	Mr L G Holmes (Chairman)
Date of transaction:	26 November 2003
Nature of transaction:	Purchase
Number of shares:	50 000
Price per share:	26 c
Class of security:	Ordinary
Directors interest:	Indirect beneficial

Date: 27/11/2003 09:49:03 AM Produced by the JSE SENS Department

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Release Date: 2004/02/13 12:01:00 PM

Sub Nigel - Issue Of Shares For Cash

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE000006391
("Sub Nigel" or "the company")

ISSUE OF SHARES FOR CASH

INTRODUCTION

At the annual general meeting of the company held on 30 September 2003, the requisite majority of shareholders approved an ordinary resolution authorising the directors to issue shares for cash in accordance with the Listings Requirements of the JSE Securities Exchange South Africa ("the Listings Requirements").

The directors have now resolved to issue 8 700 000 ordinary shares of no par value in the capital of the company at 50 cents per ordinary share, thereby raising R4 350 000. The price represents a premium of 75% to the 30 day weighted average price at which Sub Nigel ordinary shares have traded on the JSE since 17 December 2003.

As the issue of the new shares represents a 14.96% increase in the issued ordinary share capital of the company, the following disclosure is made in terms of section 11.22 of the Listings Requirements.

AUTHORISED AND ISSUED CAPITAL

Authorised	Rand 000's
200 000 000 ordinary shares of no par value	
Issued before this issue of shares for cash	
58 131 492 ordinary shares of no par value	
Stated capital	26 268
Issued after this issue of shares for cash	
66 831 492 ordinary shares of no par value	
Stated capital	30 618

FINANCIAL EFFECTS

The financial effects of the issue, based on the published, audited financial results of Sub Nigel for the year ended 30 June 2003 are set out below:

	Before	After	% change
Loss and headline loss per share (cents)	1.12	0.56	100
Net asset value per share (cents)	55.68	54.85	(1.5)
Weighted average number of shares in issue (000's)	47 798	56 498	18.2
Number of shares in issue (000's)	50 631	59 331	17.2

Notes:

- The figures in the "before" column are extracted from the audited financial results;
- The figures in the "after" column assume that the shares were issued, and the cash received, on 1 July 2002 and the cash invested for 12 months at a net after tax return of 5% per annum for earnings purposes and that the shares were issued, and the cash received, on 30 June 2003 for asset value purposes;
- The % change column reflects the change between the before and after situations;
- No adjustment has been made for the issue of 7 500 000 ordinary shares of no par value at 35 cents per ordinary shares for the acquisition of mineral rights as announced on 19 August 2003.

LISTING OF THE NEW SHARES

The JSE has granted a listing of the new shares with effect from the commencement of business on Monday, 16 February 2004.

Cape Town
13 February 2004

Sponsor
SASFIN CORPORATE FINANCE
A division of Sasfin Bank Limited
Date: 13/02/2004 12:00:05 PM Produced by the JSE SENS Department




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Release Date: 2004/02/26 07:07:00 AM

Sub Nigel - Sub Nigel launches new development initiatives

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE000006391
("Sub Nigel" or "the company")
Sub Nigel launches new development initiatives
Sub Nigel (SBN) is undertaking a number of new development initiatives which will be of great interest to stakeholders. SBN recently announced a highly successful shares issue for cash which showed mounting investor confidence in this dynamic organisation, raising R4,35 million which is earmarked for three main objectives.
A spokesman for SBN explained that first priority was given to a repayment of shareholder loans. "The remainder of this cash injection is committed to advancing the development of our current and very promising gold projects in the Witwatersrand basin of South Africa," he commented.
To achieve these positive objectives, SBN is pleased to announce that it has mandated Metallurgical Design and Management (MDM) to complete a scoping study on SBN's projects as part of a comprehensive study to confirm their economic potential.
SBN is also engaged in finalising a drilling programme expected to boost levels of confidence in results already obtained and further increase its resource base at both projects. "We will be making further announcements concerning the drilling programme in due course," he continued
"The Ventersburg project in the Free State has already produced highly encouraging drilling results, with a potential resource of eight million ounces of gold already defined. Our new initiatives are expected to provide additional information to bolster these results. So positive are the prospects that its potential has induced Gold Fields Limited to secure an option to participate once our bankable feasibility study has been completed.
"In addition, our Spaarwater project, an extension of the old Sub Nigel mine with 3,5 million ounces of gold in-situ has now been granted a mining licence to recommence mining operations. One of the most profitable gold mines in its day, the Sub Nigel mine still has most of its surface and underground infrastructure in place, a clear advantage in terms of re-entry into gold production. We are confident that once the drilling programme commences, we will be able to define additional resources in this area," he concluded.
Ends
Date: 26/02/2004 07:05:52 AM Produced by the JSE SENS Department

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Release Date: 2004/03/03 03:46:00 PM

SUB NIGEL GOLD MINING COMPANY LIMITED - SUB NIGEL BEGINS EXPLORATION DRILLING AT

SPAARWATER
SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE 000006391
("SBN" or "the company")
SUB NIGEL BEGINS EXPLORATION DRILLING AT SPAARWATER
Sub Nigel (SBN) has recently announced the start of an exploration drilling programme at its Spaarwater project on the East Rand, South Africa. "We are pleased to report that we have appointed Geoactiv (Pty) Ltd to undertake this drilling programme in order to confirm the presence of economically extractable Nigel Reef as well as to determine the economic potential of the underlying Erosion Channel sediments on the Spaarwater property," commented a spokesperson from SBN.
Spaarwater was recently acquired from Goldfields and is known to be underlain by the Kimberly Reefs as well as the Nigel Reef and the Erosion Channel. "The Nigel Reef has been extensively mined throughout the East Rand gold basin in the past," the spokesperson explained. "It can be spectacularly enriched where it overlays the Erosion Channel, which itself also hosts gold-bearing horizons."
The current programme, expected to cost in the region of R800 000 will involve 1 240 metres of diamond hole drilling and should be completed within eight weeks.
SBN has said that it would provide results of the drilling programme when they become available.
3 March 2004
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Date: 03/03/2004 03:44:02 PM Produced by the JSE SENS Department

 

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Release Date: 2004/03/16 12:00:00 AM

SUB NIGEL GOLD MINING COMPANY LIMITED - APPOINTMENT OF CHIEF EXECUTIVE OFFICER

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE000006391
("Sub Nigel" or "the company")
Appointment of Chief Executive Officer
The Board is pleased to announce that Mr Stephen Thomas Ward has been appointed as the new Chief Executive of Sub Nigel Gold Mining Company Limited with effect from 15 March 2004 and welcomes him to the team.
Mr Ward, 33, joins the Board after having served on the Board of a junior black economic empowerment company. Stephen has both a mining and a merchant banking background. He graduated from the University of the Witwatersrand with a BSc in mining engineering in 1992 and then joined BHP Billiton plc. He read for an MBA at the University of Cape Town in 1998 after which he joined Absa Corporate and Merchant Bank in 1999.
"Stephen was approached earlier this year because of his proven track record in developing and negotiating complex financing structures. We are fortunate to have a person of his calibre to take Sub Nigel forward" said Sub Nigel Chairman Les Holmes. "His experience and track record in project finance and mergers and acquisitions will assist in the development of Sub Nigel's two projects as well as positioning Sub Nigel for sustainable future growth".
"I am thrilled with the opportunity to work with a group of very experienced individuals. My skills will complement those of the rest of the team" Ward said. "Sub Nigel has two exceptional gold projects which will need to be financed and developed. We are also looking to grow our asset base by acquiring other world-class projects through which I can add value to the company and its shareholders".
Ward formulated Absa's metal hedging strategy in 1999 and was instrumental in developing Absa's strategy for funding small cap black economic empowerment mining projects.
During his time at Absa, Ward advised Eyesizwe Coal (Pty) Ltd on the acquisition of coal assets from Anglo Coal and Ingwe Coal and was instrumental in securing the acquisition finance on there behalf. He also arranged the debt facility for Harmony Gold's hostile acquisition of Randfontein and structured, facilitated and arranged the R2 billion acquisition by Harmony Gold of Elandsrand and Deelkraal from Anglogold.
16 March 2004
Sandton
Sponsor
SASFIN CORPORATE FINANCE
A division of Sasfin Bank Limited
Date: 16/03/2004
Date: 16/03/2004 02:38:48 PM Produced by the JSE SENS Department

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Release Date: 2004/03/19 12:00:00 AM

SUB NIGEL GOLD MINING COMPANY LIMITED - Interim Abridged Unaudited Financial

Results For The 6 Months Ended 31 December 2003

SUB NIGEL GOLD MINING COMPANY LIMITED
(Reg. No. 1984/006179/06)
JSE Share code: SBN
ISIN: 000006391

INTERIM ABRIDGED UNAUDITED FINANCIAL RESULTS FOR THE 6 MONTHS ENDED 31 DECEMBER 2003

INCOME STATEMENT	(Unaudited) 6 months to 31 December	(Unaudited) 6 months to 31 December	(Audited) 12 months to 30 June
R'000	2003	2002	2003
Revenue	-	-	
Expenditure	(447)	(301)	(560)
Operating loss	(447)	(301)	(560)
Investment income	10	21	24
Loss before taxation	(436)	(280)	(536)
Taxation	-	-	-
Loss after taxation	(436)	(280)	(536)
Number of shares in issue (000's)	58,131	50,631	50,631
Weighted average number of shares (000's)	54,381	44,798	47,798
Loss per share (cents)	(0.75)	(0.55)	(1.06)
Headline loss per share (cents)	(0.75)	(0.55)	(1.06)
Weighted average loss per share (cents)	(0.80)	(0.63)	(1.12)

BALANCE SHEET	(Unaudited) 6 months to 31 December	(Unaudited) 6 months to 31 December	(Audited) 12 months to 30 June
R'000	2003	2002	2003
ASSETS			
Mining assets	32,147	28,386	29,241
Property, plant and equipment	10	6	11
Current assets	754	185	485
	32,911	28,577	29,737
EQUITY AND LIABILITIES			
Capital and reserves	30,749	28,448	28,192
Long term liability	1,547		1,330
Current liabilities	615	129	215
	32,911	28,577	29,737
Net Asset value per share (cents)	52.90	56.19	55.68

Tangible net asset value per share (cents)	52.90	56.19	55.68

CASH FLOW STATEMENT	(Unaudited)	(Unaudited)	(Audited)
	6 months to	6 months to	12 months to
	31 December	31 December	30 June
R'000	2003	2002	2003
Cash flows from operating activities	(772)	(320)	453
Cash tilized by operations	(447)	(301)	(556)
Investment income	10	21	24
Working capital changes	(335)	(40)	985
Cash flows from investing activities	(2,906)	(1,203)	(864)
Disposal of mining assets	-	-	-
Additions to mining assets	(2,906)	(1,203)	(855)
Additions to property, plant and equipment	-	-	(9)
Cash flows from financing activities	3,210	1,203	-
Net decrease in cash and cash equivalents	(468)	(320)	(411)
Cash and cash equivalents at beginning of period	52	463	463
Cash and cash equivalents at end of period	(416)	143	52

STATEMENT OF CHANGES IN EQUITY

	Stated	Non-distri-butable	Distribu-table	
R'000	Capital	reserve	reserve	Total
Balance at 30 June 2003	23,643	4,743	(194)	28,192
Net loss for the period			(436)	(436)
Share issue	2,993			2,993
Balance at 31 December 2003	26,636	4,743	(630)	30,749

COMMENTS:

Accounting Policies

The results for the period have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice. The accounting policies used are consistent with those in the previous financial period. The financial results are unaudited and have not been reviewed by our auditors.

Report

1. A Notarial Agreement has been concluded with Gold Fields Limited (GFL) for the acquisition of the Mineral Rights to 32 farms or portions of farms in the Ventersburg district in the Free State Province, in South Africa. The Mineral Rights extend over an area of approximately 10 000 ha.

   In terms of the Agreement the acquisition has been settled by the issue to GFL of 7 500 000 (seven million five hundred thousand) new Ordinary Shares of no par value.
2. Ventersburg Project: A further 6 confirmatory bore holes are to be drilled, taking the total number of holes drilled to 42, in roughly 30% of the area of the mineral rights held. It is expected that the additional

holes will boost the level of confidence in the indicated resource of 8 million ounces of gold in the ground.

3. Spaarwater Project: A confirmatory bore hole is to be drilled to investigate the extension of a high grade pay shoot and at the same time confirm the potential gold resource in the underlying erosion channel.
4. MDM has been mandated to conduct a Scoping Study as part of an investigation into the feasibility of:
   * Establishing a gold mine on the mineral rights held in the Free State Province in South Africa.
   * Re-opening gold mining operations on the mineral rights held in the Nigel district of the Gauteng Province in South Africa.
5. In February 2004, an amount of R4 350 000,00 was raised by the issue of 8 700 000 Ordinary Shares of No Par Value in the company, at 50 cents per ordinary
   share. The price represents a premium of 75% to the 30 day weighted average price at which Sub Nigel ordinary shares have traded on the JSE since 7/12/2003.

The Board is pleased to announce the appointment of Mr Stephen Thomas Ward as Chief Executive Officer of Sub Nigel as from 15 March 2004.

For and on behalf of the Board L G Holmes (Non-Executive Chairman) S T Ward (Chief Executive Officer

Registered office 302 Satbel Centre 2 De Smidt Street Green Point 8005
Transfer secretaries Computershare Limited 70 Marshall Street Johannesburg 2001
Cape Town
23 March 2004

Directors: L G Holmes (Chairman)* S T Ward (Executive) A C Reynolds (Executive) P St G Glyn * H G Veldsman * (* Non-Executive) Mrs C K Loydall (Company Secretary)

Date: 19/03/2004 10:00:07 AM Produced by the JSE SENS Department

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Release Date: 2004/03/25 12:00:00 AM

Sub Nigel Gold Mining Company Limited - Intersection Of The Nigel Reef At

Spaarwater
SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE00006391
("Sub Nigel" or "the company")
INTERSECTION OF THE NIGEL REEF AT SPAARWATER
Sub Nigel is pleased to announce that the company has intersected the Nigel Reef. This is as a result of the exploration programme that commenced on 3 March 2004 at Spaarwater in the East Rand Goldfield, South Africa.
To date, 500 metres of diamond hole drilling has been completed. This forms part of the 1 240-metre exploration programme recently announced on SENS, the purpose of which was to confirm the presence of economically extractable Nigel Reef as well as to determine the economic potential of the underlying Erosion Channel.
Should the results of this drilling programme prove positive, it will allow Sub Nigel to delineate further reserves and resources at Spaarwater.
Findings from the Nigel Reef intersection has revealed:
- The presence of visible gold in the core
- The reef is well developed
- A significant intersection of 1.18 metres at a depth of between 452,14 and 453,32 metres below surface

The Nigel Reef intersection has been sampled and these samples will now be submitted for gold analysis.
The intersection at 453 metres below surface is in accordance with the company's initial expectations. The intersection reflects the continuity of the Nigel Reef and highlights the possibility of major potential at Spaarwater. GEOACTIV, the appointed competent person acting on behalf of Sub Nigel, is supervising and directing all work associated with the drilling programme.
Drilling at the Spaarwater Project continues unabated. The company has started drilling the first of a number of deflections through the Nigel Reef.
The company will issue more statements when more information is known.
Forward Looking Statements
The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.
25 March 2004
Date: 25/03/2004 04:35:04 PM Produced by the JSE SENS Department

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Release Date: 2004/04/07 12:00:00 AM

Sub Nigel Obtains Temporary Mining Licence

Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE 000006391
("Sub Nigel" or "the company")
SUB NIGEL OBTAINS TEMPORARY MINING LICENCE
Sub Nigel has applied for and been granted a temporary mining licence in terms of section 39(4) of the Minerals Act, Act 50 of 1991, ("the Minerals Act") to conduct a drilling programme on the northern section of the Ventersburg Project in the Free State, South Africa. This licence was granted on 6 April 2004.
An application for the Ventersburg Project in terms of Section 9 of the Minerals Act was submitted to the Department of Minerals and Energy ("DME") in October 2003 and an Environmental Management Programme ("EMPR") for the project was submitted in November 2003.
The company has been informed by the DME that apart from the approval of the EMPR there were no further outstanding issues with regards to the granting of a permanent mining licence for the Ventersburg Project. In terms of the EMPR, the Department of Water Affairs and Forestry ("DWAF") have requested additional groundwater information before approving the EMPR.
The company has already been granted a permanent mining licence (ML 8/2003) for its Spaarwater Project on the East Rand, South Africa in terms of Sections 9 and 39 of the Minerals Act.
Date: 07/04/2004 11:40:03 AM Produced by the JSE SENS Department


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Release Date: 2004/04/08 12:00:00 AM

SUB NIGEL GOLD MINING COMPANY LIMITED - CAUTIONARY ANNOUNCEMENT

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN
ISIN: ZAE 000006391
("Sub Nigel" or "the company")
CAUTIONARY ANNOUNCEMENT
Shareholders are advised that Sub Nigel is in the process of completing a scoping study on both its Ventersburg and Spaarwater projects. Shareholders are therefore advised to exercise caution when dealing in their Sub Nigel shares until the results of the study are announced, which is expected shortly.
Johannesburg
8 April 2004
Sponsor
Sasfin Corporate Finance
A division of Sasfin Bank Limited
Date: 08/04/2004 04:10:44 PM Produced by the JSE SENS Department


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Release Date: 2004/04/21 12:00:00 AM

Sub Nigel - Further Cautionary Announcement

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE000006391
("Sub Nigel" or "the company")
FURTHER CAUTIONARY ANNOUNCEMENT
Shareholders are referred to the recent cautionary announcement, various SENS announcements and press articles relating to the status of Sub-Nigel's projects. Attention is specifically drawn to the "Business Report" article of 14 April 2004 titled "JSE investigates Sub Nigel trades" and the board of directors of Sub Nigel's concern therewith.
At the request of the JSE, Sub Nigel wishes to clarify the following points:
- Development of both the "Spaarwater" and "Ventersburg" projects are dependent on the outcomes of exploration, scoping and feasibility studies ("the studies").
- Should bankable feasibility studies be forthcoming, the board of directors of the company will evaluate the means of progressing the projects including the raising of the necessary finance.
- Very early estimates, subject to the outcomes of the studies, are that:
  - the "Spaarwater" project has an indicated resource of 3,5 million ounces and that production could be anything between 30 000 and 50 000 tons per month (and not between 30 000 and 100 000 tons as previously reported), with an estimated recovery of between 30 000 and 50 000 ounces of gold per year (and not between 30 000 and 100 000 ounces as previously reported);
  - The "Ventersburg" project has an indicated and inferred resource of 8 million ounces of gold at a depth of between 250m and 1500m below the surface;
  - The capital expenditure for the "Spaarwater" project is estimated at approximately R 50 million (and not R35 million as previously reported). This amount is dependent on outsourcing the metallurgical treatment or the construction of a new recovery plant;
  - The capital expenditure required for the "Ventersburg" project is estimated at approximately R800 million (and not R 1 billion as previously reported). This amount is dependent on outsourcing the metallurgical treatment or the construction of a new recovery plant; and
  - Goldfields Limited has an option to buy 51% of the project, by contributing 51% of the capital expenditure required to launch the project and paying 75% of exploration moneys spent by the company on the project, and a joint venture could be entered into between both parties. Should the joint venture go ahead Goldfields Limited will be appointed managers of the project.
- Finance will be investigated, when appropriate. One possible source of finance is from offshore, and Toronto, Canada and London, UK have been identified by the board. No decisions have been made in this regard.
- Sub Nigel is currently in informal discussions with a number of empowerment groups with regards to the acquisition of a shareholding in the company.

Shareholders are advised to continue to exercise caution until further announcements are made.
Cape Town
21 April 2004
Sponsor
SASFIN CORPORATE FINANCE
A Division of Sasfin Bank
Limited
Date: 21/04/2004 03:50:19 PM Produced by the JSE SENS Department


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Release Date: 2004/05/05 12:00:00 AM

Sub Nigel Gold Mining Company Limited - Further Cautionary Announcement

SUB NIGEL GOLD MINING COMPANY LIMITED (Incorporated in the Republic of South Africa) (Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE 000006391
("Sub Nigel" or "the company")
FURTHER CAUTIONARY ANNOUNCEMENT
Shareholders are referred to the cautionary announcement dated 8 April 2004 and are advised that the scoping studies on its Ventersburg and Spaarwater projects referred to therein have not yet been completed.
In addition shareholders are advised that the company has entered into negotiations which may have an effect on the price at which its securites trade on the JSE Securities Exchange South Africa.
Shareholders are therefore advised to continue to exercise caution when dealing in their Sub Nigel shares until a further announcement is made.
Johannesburg
4 May 2004
Sponsor
Sasfin Corporate Finance
A division of Sasfin Bank Limited
Date: 05/05/2004 01:30:04 PM Produced by the JSE SENS Department

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Release Date: 2004/05/11 12:00:00 AM

SUB NIGEL GOLD MINING COMPANY LIMITED - FURTHER CAUTIONARY ANNOUNCEMENT

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE 000006391
("Sub Nigel" or "the company")
FURTHER CAUTIONARY ANNOUNCEMENT
Shareholders are referred to the cautionary announcement dated 4 May 2004 and are advised that the negotiations referred to therein are continuing. In addition to these negotiations the company has entered into negotiations and concluded a memorandum of understanding relating to the acquisition by Centurion Gold Holdings Incorporated ("Centurion"), a company listed on the Nasdaq, of a substantial interest in the company ("the investment").
The negotiation and conclusion of an acquisition agreement is subject to the conclusion of a satisfactory due diligence on Sub-Nigel by Centurion and the signature of legal agreements regarding the investment between the parties. In the event that an agreement is concluded, the investment by Centurion will be used to further the company's local and international growth strategy. The investment will not result in any changes to the current management team of the company.
Shareholders are therefore advised to continue to exercise caution when dealing in their Sub Nigel shares until a further announcement is made.
Johannesburg
4 May 2004
Sponsor
Sasfin Corporate Finance
A division of Sasfin Bank Limited
Date: 11/05/2004 02:35:23 PM Produced by the JSE SENS Department


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Release Date: 2004/05/19 12:00:00 AM

SUB NIGEL GOLD MINING COMPANY LIMITED - SUB NIGEL BEGINS EXPLORATION DRILLING AT

VENTERSBURG
SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE 000006391
("Sub Nigel" or "the company")
SUB NIGEL BEGINS EXPLORATION DRILLING AT VENTERSBURG
The board of directors of SBN is pleased to report that the company has commenced exploration drilling at the company's Ventersburg project near the town of Henneman in the Free State, South Africa. The Ventersburg mineral rights to precious metals were purchased from Gold Fields Limited in 2003 and cover approximately 10,000 hectares of ground. The exploration programme involves two phases of drilling, both phases focusing on the northern section of this area.
The first phase of the drilling programme is expected to cost R1, 200,000 and will include approximately 1,400 metres of diamond hole drilling, including deflections. It is hoped to delineate further resources for the project from this phase.
Phase two of the drilling programme should commence later in the year and is expected to cost R3, 000,000. It is anticipated that this programme will corroborate the results of historic drilling.
SBN will provide results of its drilling programme as soon as they become available.
19 May 2004.
Date: 19/05/2004 02:03:02 PM Produced by the JSE SENS Department

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Release Date: 2004/06/04 12:00:00 AM

SUB NIGEL GOLD MINING COMPANY LIMITED - WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE 000006391
("Sub Nigel" or "the company")
WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT
Shareholders are referred to the cautionary announcement dated 11 May 2004 relating to the proposed investment by Centurion Gold Holdings Incorporated ("Centurion")in the company and are advised that the board of directors of Sub Nigel has terminated these negotiations with immediate effect due to the failure of Centurion to provide Sub Nigel with proof of its financial capability to finance the investment, as required in terms of the Memorandum of Understanding signed between the parties on the 10th May 2004.
Centurion will accordingly not proceed with a due diligence investigation on Sub Nigel. Furthermore, no information has been disclosed to Centurion that relates to the Ventersburg and Spaarwater Projects and of the Company as a whole.
Shareholders are therefore no longer required to exercise caution when dealing in their Sub Nigel shares in this regard. Shareholders are however referred to the cautionary announcement dated 5 May 2004 and are advised to continue to exercise caution when dealing in their Sub Nigel shares until a further announcement is made.
Johannesburg
4 June 2004
Sponsor
Sasfin Corporate Finance
A division of Sasfin Bank Limited
Date: 04/06/2004 04:36:13 PM Produced by the JSE SENS Department



Release Date: 2004/06/10 12:00:00 AM

SUB NIGEL GOLD MINING COMPANY LIMITED - PRESS RELEASE ANNOUNCEMENT

Sub Nigel Gold Mining Company Limited
(incorporated in the Republic of South Africa)
(Registration No. 1984/006179/06)
JSE Share Code: SBN
ISIN: ZAE000006391
("Sub Nigel" or the "company")
PRESS RELEASE ANNOUNCEMENT
Shareholders are referred to the withdrawal of the cautionary announcement that was published on SENS on 4 June 2004, dealing with the termination by Sub Nigel of negotiations regarding a proposed investment by Centurion Gold Holdings Incorporated ("Centurion") in the company.
In connection with the above termination of negotiations, Shareholders are also referred to the following allegations which have been made by Centurion in press releases and an article in the electronic news media over the last month:
Press Release (10 May 2004)

* that "the Sub Nigel projects have as much as 12 million ounces of gold and not less than 8 million ounces in proven reserves";
* that "the terms of the agreement require the seller (to) supply to Centurion documentation, describing the amount of the gold assets, as well as a drill report detailing the location of the resource and its gold values"; and
* that "Centurion expects to retain the current management of the gold mining property and bring the key members of its experienced board onto the board of Centurion upon closing".

Press Release (4 June 2004)

* that it "has cancelled negotiations with Sub Nigel to acquire a stake in the listed company due to Sub Nigel not being able to deliver on the proven reserves of 12 million ounces indicated by Stephen Ward the company CEO";
* that "the Sub Nigel board was also investigated for insider trading by the Johannesburg Stock Exchange authorities (sic)"; and
* that "Sub Nigel's CEO, Stephen Ward, (was) severely reprimanded for misrepresentations in press releases".

Article in the electronic news media (7 June 2004)

* that "the contract was for a 34% stake in Sub Nigel, for a purchase price of $5 million";
* that "Sub Nigel cannot prove the reserves as required under the Memorandum"; and
* that "Sub Nigel cannot supply (Centurion) with the due diligence package".

In respect of the above allegations, Shareholders are advised as follows:
Press Release (10 May 2004)
Centurion did not have any consent from the Sub Nigel board to make the 10 May press release. With reference to the above quoted statements:

* Sub Nigel has never represented that it has gold or proven reserves in the amounts stated;
* no agreement other than the Memorandum of Understanding signed between Sub Nigel and Centurion on 10 May 2004 ("MoU") was entered into with Centurion. The MoU does not require Sub Nigel to supply to Centurion any such documentation; and
* the future of Sub Nigel's management and/or board was not discussed with Centurion. Sub Nigel records that Centurion had no basis for stating any expectation in this regard.

Press Release (4 June 2004)

* it was actually Sub Nigel that terminated negotiations with Centurion, due to the failure of Centurion to deliver to Sub Nigel a bank guarantee in the required amount within the required period. Shareholders are also referred to the discrepancy between the alleged amount of proven reserves referred to by Centurion in the 4 June press release and that referred to by Centurion in the 10 May press release. Sub Nigel denies having been obliged to deliver on any amount of proven reserves.
  Neither Sub Nigel nor its CEO, Stephen Ward, has made any representations regarding its proven reserves other than as set out in its cautionary announcement dated 21 April 2004, wherein it is stated that development of

the company's Spaarwater and Ventersburg projects would be dependent on the outcomes of exploration, scoping and feasibility studies and that very early estimates were that Spaarwater had an indicated resource of 3.5 million ounces of gold and Ventersburg had an indicated and inferred resource of 8 million ounces of gold;

* the Sub Nigel board was not investigated for insider trading by the JSE Securities Exchange South Africa ("JSE"), rather certain trades in Sub Nigel shares on the JSE were investigated by its Surveillance Department. No evidence of any suspicious trades was found; and
* Sub Nigel's CEO, Stephen Ward, did not make any misrepresentations in press releases, rather certain disclosures relating to the company's activities that had not previously been released on SENS were made by him. This situation was rectified by means of the announcement dated 21 April 2004, referred to above.

Article in the electronic news media (7 June 2004)

* in accordance with the MoU, the purchase price would be determined with reference to the Sub Nigel share price over a certain period. The MoU states a floor and ceiling for that share price, which would produce a minimum purchase price of R41 million (approximately US$6,3 million) and a maximum purchase price of R51 million (approximately US$7,9 million). Sub Nigel records that Centurion had no basis for stating that the purchase price would be $5 million;
* the MoU does not require Sub Nigel to prove any reserves;
* Sub Nigel was not required to deliver to Centurion any due diligence package or information. The MoU states that Sub Nigel "shall ensure that Centurion and its advisors has access, during normal business hours...to such information and facilities of the Company as may be reasonably necessary to conduct a proper and complete due diligence investigation". Such access was provided to Centurion, but no due diligence team arrived to commence any investigation.

Johannesburg
10 June 2004
Date: 10/06/2004 03:59:04 PM Produced by the JSE SENS Department

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Release Date: 2004/06/28 12:00:00 AM

SUB NIGEL - SUCCESSFUL COMPLETION OF SCOPING STUDIES AND WITHDRAWAL OF

CAUTIONARY ANNOUNCEMENTS
Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: SBN
ISIN: ZAE000006391
("Sub Nigel" or "the company")
SUCCESSFUL COMPLETION OF SCOPING STUDIES AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENTS

1. Shareholders are referred to the cautionary announcement dated 8 April 2004 relating to the company completing a scoping study on both its Ventersburg and Spaarwater projects and are advised that the board of directors of Sub Nigel has completed these studies.
2. The Sub Nigel board is pleased to announce that the scoping studies for both the Spaarwater project on the East Rand, South Africa and the Ventersburg project in the Free State, South Africa have now been finalised and signed off by Metallurgical Design Management (Proprietary) Limited ("MDM").
3. The scoping study for the Spaarwater project indicates that at the current gold price, the project is robust, and the recommendations put forward by MDM to the Sub Nigel board are as follows:
   - 3.1 The company should commence with a 3-month pre Bankable Feasibility Study (pre-BFS) on the project to verify the grade and tonnage used in the scoping study as well as to verify the state of the underground conditions.
   - 3.2 The project should ultimately be developed as a 40,000 ton per month operation, from two existing shafts on the property and should include the construction of a 40,000-ton per month carbon in leach ("CIL") processing facility to treat this ore.
4. The project is currently estimated to cost R126 million, which includes R70 million for a CIL processing facility. The company previously reported that it expected the project to cost R 50 million, however, this assumed that the company would toll treat its ore at a suitable processing facility in the region.
5. The company has completed its first phase of drilling on the northern most area of the Spaarwater property. 1 primary intersection and 4 deflections intersected a mineralised Nigel reef at an approximate depth of 453 metres. The grades ranged from 1.4 g/t to 3.8 g/t over an average thickness of 0.89 metres and illustrated the potential for significant pay shoot development. The recommendation by the consultants is for a secondary drilling programme over the area at close spacing to be completed.
6. The scoping study for the Ventersburg project indicates that at the current gold price, the project is robust, and the recommendations put forward by MDM to the Sub Nigel board are as follows:
   - 6.1 The company should continue with a drilling programme on the project area to confirm the historical drilling results in the area, to increase the resource base to the North and South of the current project area and thirdly to do in-fill drilling on the project area. The company recently announced that it had begun drilling on the Ventersburg project area to confirm an extension of the resource.
   - 6.2 The project should be developed as a 90,000 ton per month operation and include the construction of a 90,000 ton per month CIL processing facility to treat this ore
     The project is estimated to cost R241 million. The company previously reported that it expected the project to cost R800 million to complete, but this assumed a 200,000-ton per month mining operation.
7. Shareholders are therefore no longer required to exercise caution when dealing in their Sub Nigel shares in this regard.
8. Shareholders are further referred to the cautionary announcement dated 4 May 2004 and are advised that the negotiations referred to therein have been terminated.

Johannesburg

28 June 2004
Sponsor
Sasfin Corporate Finance
A division of Sasfin Bank Limited
Date: 28/06/2004 08:19:07 AM Produced by the JSE SENS Department

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Release Date: 2004/09/29 01:01:00 PM

Sub Nigel Gold Mining Company Limited - Provisional results announcement

Sub Nigel Gold Mining Company Limited
("the Company")
(Incorporated in the Republic of South Africa)
(Reg. No. 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391
Reviewed Financial Results for the year ended 30 June 2004

INCOME STATEMENT	2004 R000	2003 R000
Turnover	-	-
Operating (loss)/profit	(779)	(560)
Net finance (costs)/income	21	24
Net (loss) before taxation	(758)	(536)
Taxation	-	-
Net (loss) after taxation	(758)	(536)
Ordinary shares in issue (000's)	66,831	50,631
Weighted average number of shares in issue (000s)	59,450	47,798
(Loss)/earnings per share (cents)	(1.28)	(1.12)
Headline (loss)/earnings per share (cents)	(1.28)	(1.12)

STATEMENT OF CHANGES IN EQUITY

R'000	Stated Capital	Non-distributable reserve	Accumulated Profit	Total
Balance at 1 July 2002	22,440	4,743	342	27,525
Net loss for the year	-	-	(536)	(536)
Share issues	1,203	-	-	1,203
Balance at 1 July 2003	23,643	4,743	(194)	28,192
Net loss for the year	-	-	(758)	(758)
Share issues	6,975	-	-	6,975
Balance at 30 June 2004	30,618	4,743	(952)	34,409

BALANCE SHEET	2004 R000	2003 R000
ASSETS		
Non-current assets	33,643	29,252
Current assets	1,395	485
	35 038	29,737
EQUITY AND LIABILITIES		
Capital and reserves	34,409	28,192
Non-current liability	-	1,330
Current liabilities	629	215
	35,038	29,737

CASH FLOW STATEMENT	2004 R000	2003 R000
Cash flows from operating Activities	(352)	453
Cash generated by/(utilised by) operating activities	(373)	429
Net financing income	21	24
Cash flows from investing activities		
Net capital expenditure	(1,771)	(864)
Cash flows from financing Activities	3,020	-
Net increase in cash and		

cash equivalents 897 (411)

NOTES

Basis of Preparation

The financial statements have been prepared in accordance with South African statements of Generally Accepted Accounting Practice (GAAP) and the accounting policies which are consistent with the prior year.

Independent Review

The Company's auditors Moores Rowland, have reviewed the financial information for the year ended 30 June 2004. Their report is available for inspection at the registered office of the Company.

COMMENTS

The company has entered into a new phase - the acquisition of mineral rights on the East Rand (Spaarwater) and in the Free State (Ventersburg) in 2002 and 2003, the introduction of a new Chief Executive Officer and more recently, the successful completion of scoping studies performed by MDM on the mineral rights acquired.

During the year, the board authorised a 1-hole exploration drilling programme on the Nigel Reef on Spaarwater, and on Ventersburg, we undertook a 1 200 metre-drilling programme.

At the beginning of May 2004, the Minerals and Petroleum Resources Development Act was passed. The company has actively engaged the Department of Minerals and Energy with regards to the conversion of its mineral rights and will continue to do so until security of tenure is achieved.

During the year, the board undertook an active approach to marketing the assets of the company, and will continue to do so in a manner that is prudent and transparent. The company's share price has increased more than 100% since January 2004 and we believe this to be a reflection of the value of the underlying assets as well as the company's active marketing campaign.

The company has stated that it will continue to do what is required to establish mining operations on its mineral rights, namely, the Spaarwater and the Ventersburg mineral rights, a step that requires further funding. In this regard, we have been active in trying to secure finance vis-a-vis a black economic empowerment partner. Negotiations are continuing.

During the course of the year, the company entertained an offer from an offshore investor, which the company subsequently terminated. The board of directors believes that it is their responsibility to protect the rights of the shareholders and will continue to uphold the highest standard in this regard.

The board has taken the decision to consciously grow by acquisition. We believe that the company will need to correctly position itself to launch a successful African strategy.

The company repaid a shareholders loan during the year and is currently debt free.

The scoping studies on both projects as mentioned above, indicate that there is no necessity for impairment on the carrying value of the mining assets at this point in time.

Dividend

No dividend has been declared for the year under review.

For and on behalf of the Board of Directors

L G Holmes (Non-Executive Chairman)

S T Ward (Chief Executive Officer)

Cape Town, 30 September 2004

Sponsor

SASFIN CORPORATE FINANCE

(a division of Sasfin Bank Limited)

(Registration number 1951/002280/06)

Registered office

302 Satbel Centre

2 De Smidt Street

Green Point

8005

Transfer secretaries

Computershare Investor Services 2004 (Pty) Limited

70 Marshall Street

Johannesburg

2001

Directors: L G Holmes (Chairman)* S T Ward (CEO) H G Veldsman, P St G Glyn*, A.C Reynolds

(* Non-Executive)

Mrs C K Loydall (Company Secretary)

Date: 29/09/2004 01:00:05 PM Produced by the JSE SENS Department

Release Date: 2004/10/06 05:17:00 PM

Sub Nigel Gold Mining Company Limited - Dealing in Securities by director

Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Reg. No. 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391
("the Company")
Dealing in Securities by director
In compliance with rule 3.63 to 3.74 of Listing requirements the following should be noted:

Director:	Mr L G Holmes (Chairman)
Date of transaction:	6 th October 2004
Number of shares:	1 980 shares at 73c and 25 500 shares at 75c
Class of security:	Ordinary
Price per share:	73 c and 75c
Nature of transaction:	Purchase
Directors interest:	Indirect benificial

Clearance was obtained
06 October 2004
Date: 06/10/2004 05:16:12 PM Produced by the JSE SENS Department

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Release Date: 2004/11/16 02:40:00 PM

Sub Nigel - Director's resignation

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391
("Sub Nigel" or "the company")

Shareholders are advised that Mr. Leslie Gordon Holmes, non-executive chairman of the company has resigned with effect from 16 November 2004.

Mr Holmes (62), has enjoyed more than 15 years on the board of the company, and has elected to step down to focus on a number of his other interests in Cape Town. Mr Holmes was the original vendor of the company and has provided much care and attention to Sub Nigel's activities since its original listing on the JSE Securities Exchange in 1986.

The Board wishes him well. His energy and drive will be surely missed.

Cape Town
16 November 2004

Sponsor
Sasfin Corporate Finance
a division of Sasfin Bank Limited

Date: 16/11/2004 02:39:38 PM Produced by the JSE SENS Department



Release Date: 2004/11/30 05:33:00 PM

SUB NIGEL - ISSUE OF SHARES FOR CASH AND GRANTING OF OPTION

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE000017539
("Sub Nigel" or "the company")

ISSUE OF SHARES FOR CASH AND GRANTING OF OPTION

INTRODUCTION

At the annual general meeting of the company held on 30 September 2003, the requisite majority of shareholders approved an ordinary resolution authorising the directors to issue shares for cash in accordance with the Listings Requirements of the JSE Securities Exchange South Africa ("the Listings Requirements").

On 21 October 2004 the company issued 850 000 ordinary shares of no par value in the capital of the company ("Sub Nigel shares") at 70 cents per share, thereby raising R595 000. The price represented a discount of 5.4% to the 30 day weighted average price at which Sub Nigel shares had traded on the JSE.

The directors have now resolved to issue a total of 3 571 428 Sub Nigel shares at 70 cents per share, thereby raising R2 500 000. The price represents a discount of 5,4% to the 30 day weighted average price at which Sub Nigel shares have traded on the JSE since 12 October 2004.

RATIONALE

The Company will utilise the capital raised to redeem debt and further develop its gold projects following recently completed favourable scoping studies on both the Spaarwater and Ventersburg projects.

Of the 3 571 428 Sub Nigel shares being issued, 2 571 428 shares are being issued to a BEE company, Kabusha Mining and Finance (Proprietary) Limited ("Kabusha"). Kabusha is 51% owned and controlled by historically disadvantaged South Africans. Its shareholders include a broad base of black women (with more than 39% of the company) and an effective 5% shareholding is dedicated to orphans of gold mining accidents.

ISSUE OF SHARES FOR CASH

As the issue of the new shares represents a 6.53% increase in the issued ordinary share capital of the company, the following disclosure is made in terms of section 11.22 of the Listings Requirements.

AUTHORISED AND ISSUED CAPITAL

Authorised	Rand 000's
200 000 000 ordinary shares of no par value	
Issued before these issues of shares for cash	
66 831 492 ordinary shares of no par value	
Stated capital	30 618
Issued after these issues of shares for cash	
71 252 920 ordinary shares of no par value	
Stated capital	33 713

FINANCIAL EFFECTS

The pro-forma financial effects of the issue, based on the published, audited financial results of Sub Nigel for the year ended 30 June 2004 are set out below. The following table and accompanying notes are the responsibility of the directors of the company and have been prepared for illustrative purposes only and because of its nature may not give a true reflection of the effect of the issue of shares for cash.

	Before 1	After 2	% change
Loss and headline loss per share (cents)	4.50	4.32	-4
Net asset value and net tangible asset value per share (cents)	47	48	0.02
Weighted average number of shares in issue (000's)	59 324	63 745	6.94
Number of shares in issue (000's)3	66 705	71 126	6.22

Notes:

The figures in the "before" column are extracted from the audited financial

results for the year ended 30 June 2004.
The figures in the "after" column assume that the shares were issued, and the cash received, on 1 July 2003 and the cash invested for 12 months at a net after tax return of 8% per annum for earnings purposes and that the shares were issued, and the cash received, on 30 June 2004 for asset value purposes;
3. Based on number of shares in issue less shares held in the share incentive trust

LISTING OF THE NEW SHARES

The JSE has granted a listing of the new shares with effect from the commencement of business on Tuesday, 30 November 2004.

OPTION AGREEMENT

The company has granted an option to Kabusha to subscribe for a further 11 700 000 Sub Nigel shares at a subscription price of 70 cents per share ("the option shares") which option shall remain open for acceptance by Kabusha until 29 January 2005. Should Kabusha elect to exercise the option a general meeting of the shareholders of Sub Nigel will be convened in order to approve the issue of the option shares. Should the option be exercised and the issue of the option shares approved by shareholders, Kabusha will own approximately 18% of Sub Nigel and will be entitled to appoint a director to the board of directors of the company. Shareholders will be kept informed of any developments in this regard.

Cape Town
30 November 2004
Sponsor
SASFIN CORPORATE FINANCE
A division of Sasfin Bank Limited
Date: 30/11/2004 05:32:00 PM Produced by the JSE SENS Department

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Release Date: 2004/11/30 05:32:00 PM

SUB NIGEL GOLD MINING COMPANY LIMITED - ABRIDGED REPORT FOR THE YEAR ENDED 30

JUNE 2004 AND DETAILS OF ANNUAL GENERAL MEETING
SUB NIGEL GOLD MINING COMPANY LIMITED
("the Company")
(Reg. No. 1984/006179/06)
SHARECODE: SBN ISIN: ZAE000006391
ABRIDGED REPORT FOR THE YEAR ENDED 30 JUNE 2004 AND DETAILS OF ANNUAL GENERAL MEETING

INCOME STATEMENT

	Audited year ended 30-Jun 2004 R'000	Reviewed year ended 30-Jun 2004 R'000	Audited year ended 30-Jun 2003 R'000
Turnover	-	-	-
Operating (loss)/profit	(2833)	(779)	(560)
Net finance (costs)/income	(169)	21	24
Net (loss) before taxation	(3002)	(758)	(536)
Taxation	-	-	-
Net (loss) after taxation	(3002)	(758)	(536)
Ordinary shares in issue (000's)	66,705	66,831	50,631
Weighted average number of shares in issue (000's)	59,324	59,450	47,798
(Loss)/earnings per share (cents)	(4.50)	(1.28)	(1.12)
Headline (loss)/earnings per share (cents)	(4.50)	(1.28)	(1.12)

BALANCE SHEET

	Audited 30-Jun 2004 R'000	Reviewed 30-Jun 2004 R'000	Audited 30-Jun 2003 R'000
ASSETS			
Non-current assets	30,694	33,643	29,252
Current assets	1,395	1,395	485
	32,089	35,038	29,737
EQUITY AND LIABILITIES			
Capital and reserves	31,129	34,409	28,192
Non-current liabilities	181	-	1,330
Current liabilities	779	629	215
	32,089	35,038	29,737

CASH FLOW STATEMENT

	Audited year ended 30-Jun 2004 R'000	Reviewed year ended 30-Jun 2004 R'000	Audited year ended 30-Jun 2003 R'000
Cash flows from operating activities	(2445)	(352)	453
Cash generated by/(utilised by)			
operating activities	(2276)	(373)	429

Net financing income/(costs)	(169)	21	24	
Cash flows from investing activities				
Cash (expended on)/retained from investing activities	322	(1,771)	(864)	
Cash flows from financing activities	3020	3,020	-	
Net increase in cash and cash equivalents	897	897	(411)	

STATEMENT OF CHANGES IN EQUITY

	Stated Capital	Non-Distributable Reserve	Accumulated Profit	Total
	R'000	R'000	R'000	R'000
Balance at 1 July 2002	22,250	4,743	351	27,344
Transfer to accumulated profit	-	(4743)	4,743	-
Net loss for the year	-	-	(536)	(536)
Change in accounting policy			(855)	(855)
Share issues	1,203	-	-	1,203
Balance at 1 July 2003	23,453	-	3,703	27,156
Net loss for the year			(3,002)	(3,002)
Share issues	6,975		-	6,975
Balance at 30 June 2004	30,428	-	701	31,129

NOTES

1 Basis of Preparation

The financial statements have been prepared in accordance with South African statements of Generally Accepted Accounting Practice (GAAP) and the accounting policies which are consistent with the prior year.

2 Change in accounting policy

2.1.1 During the year, the Group changed its accounting policy with respect to the consolidation of the Sub Nigel Share Incentive Trust. In order to conform with the requirements issued by the JSE Securities Exchange South Africa, the Group now consolidates the Sub Nigel Share Incentive Trust. There was no major effect relating to this change.

During the year, the Group changed its accounting policy reating to the capitalisation of exploration costs. In the previous year, the company's exploration costs were capitalised to the cost of the mining assets. Under the new policy, exploration costs are to be expensed as incurred. The major effect of this change is to record the exploration costs to the income statement.

The effects of the restatement on the financial statements are as follows:

	2004	2003
	R'000	R'000
Borrowings		
Group		
Balance reported under previous policy	-	1,330
Consolidation of The Sub Nigel Share Incentive Trust	181	181
Restated balance	181	1,511
Mining Assets		
Group and Company		
Balance reported under previous policy	32,992	29,241
Expensing of Exploration costs	(2,314)	(855)

	30,678	28,386

Income Statement and Statement of Changes in Equity
Distributable Reserves
Group and Company

Restatement to distributable reserves at the beginning of the year	855	-
Exploration costs expensed	855	-
Restatement to the income statement	1,459	855
Exploration costs expensed	1,459	855
Restatement to distributable reserves at the end of the year	2,314	855
Exploration costs expensed	2,314	855

Comments
Shareholders are refered to the reviewed provisional results for the year ended 30 June 2004 published on SENS on 29 September 2004. The 2004 annual report will posted to shareholders shortly and contains changes to the reviewed provisional results, this abridged report is published in terms of 3.21 of the JSE listings requirement.
The major changes in the figures published by the company in the reviewed provisional results and those incorporated in the audited financial statements of the company can be summarised as follows:

Income Statement	2004 R'000	2003 R'000
Provision for environmental rehabilitation	150,000	-
Change in accounting policy - exploration costs	2,094	855
	152,094	855

Balance Sheet
Other than the effect of the balance sheet items due to the income statement adjustments detailed above, all other major differences relate to re-allocations and reclassifications between various categories.
DIVIDEND
No Dividend has been declared for the year under review.
NOTICE OF ANNUAL GENERAL MEETING
The 2004 annual report contains the notice of AGM and shareholders are advised that the AGM of Sub Nigel's members will be held at Sub Nigel Head Office, No.1Shaft, Nigel, 1490, on Wednesday, 22 December 2004, at 10h00.
For and on behalf of the Board of Directors
L G Holmes (Non-Executive Chairman)
S T ward (Chief executive Officer)

Sponsor	Registered Office
Sasfin Corporate Finance	302 Satbel Centre
(A division of Sasfin Bank Limited)	2 De Smidt Street Green Point 8005

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg
2001
Directors: L G Holmes (Chairman)*, S T Ward (CEO), A C Reynolds, H G Veldsman, P St G Glyn*

(*Non-Executive)
Date: 30/11/2004 05:31:01 PM Produced by the JSE SENS Department



Release Date: 2004/12/02 09:52:00 AM

Sub Nigel - Abridged Report for the year ended 30 June 2004 and

SUB NIGEL GOLD MINING COMPANY LIMITED
("the Company")
(Reg. No. 1984/006179/06)
JSE SHARE CODE: SBN
ISIN: ZAE000006391
Abridged Report for the year ended 30 June 2004 and
Details of Annual General Meeting
Shareholders are referred to the Abridged Report for the year ended 30 June 2004, which was published on SENS on 30 November 2004 and are advised that the comparative figures relating to the year ended 30 June 2003 reflected therein did not take into consideration the change in accounting policy as set out in paragraph 2.1.1 below. The correct audited results for the year ended 30 June 2003 are set out below.

INCOME STATEMENT

	Audited year ended 30-Jun 2004 R'000	Reviewed year ended 30-Jun 2004 R'000	Audited year ended 30-Jun 2003 R'000
Turnover	-	-	-
Operating loss	(2,833)	(779)	(1,415)
Net finance (costs)/income	(169)	21	24
Net loss before taxation	(3,002)	(758)	(1,391)
Taxation	-	-	-
Net loss after taxation	(3,002)	(758)	(1,391)
Ordinary shares in issue (000's)	66,705	66,831	50,505
Weighted average number of shares in issue (000's)	59,324	59,450	47,672
Loss per share (cents)	(4.50)	(1.13)	(2.75)
Headline loss per share (cents)	(4.50)	(1.13)	(2.75)
Weighted average loss per shares	(5.06)	(1.28)	(2.92)

BALANCE SHEET

	Audited 30-Jun 2004 R'000	Reviewed 30-Jun 2004 R'000	Audited 30-Jun 2003 R'000
ASSETS			
Non-current assets	30,694	33,643	28,397
Current assets	1,395	1,395	485
	32,089	35,038	28,882
EQUITY AND LIABILITIES			
Capital and reserves	31,129	34,409	27,156
Non-current liabilities	181	-	1,511
Current liabilities	779	629	215
	32,089	35,038	28,882

CASH FLOW STATEMENT

	Audited year ended 30-Jun 2004	Reviewed year ended 30-Jun 2004	Audited year ended 30-Jun 2003

	R'000	R'000	R'000
Cash flows from operating activities	(2,445)	(352)	(402)
Cash generated by/(utilised by) operating activities	(2,276)	(373)	(426)
Net financing income/(costs)	(169)	21	24
Cash flows from investing activities			
Cash (expended on)/retained from investing activities	322	(1,771)	(9)
Cash flows from financing activities	3,020	3,020	-
Net increase in cash and cash equivalents	897	897	(411)

STATEMENT OF CHANGES IN EQUITY

	Stated Capital	Non-Distributable Reserve	Accumulated Profit	Total
	R'000	R'000	R'000	R'000
Balance at 1 July 2002	22,250	4,743	351	27,344
Transfer to accumulated profit	-	(4,743)	4,743	-
Net loss for the year	-	-	(536)	(536)
Change in accounting policy	-	-	(855)	(855)
Share issues	1,203	-	-	1,203
Balance at 1 July 2003	23,453	-	3,703	27,156
Net loss for the year	-	-	(3,002)	(3,002)
Share issues	6,975	-	-	6,975
Balance at 30 June 2004	30,428	-	701	31,129

NOTES

1 Basis of Preparation

The financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice (GAAP) and the accounting policies, which are consistent with the prior year.

2 Change in accounting policy

2.1.1 During the year, the Group changed its accounting policy with respect to the consolidation of the Sub Nigel Share Incentive Trust. In order to conform with the requirements issued by the JSE Securities Exchange South Africa, the Group now consolidates the Sub Nigel Share Incentive Trust. There was no major effect relating to this change.

During the year, the Group changed its accounting policy relating to the capitalisation of exploration costs. In the previous year, the company's exploration costs were capitalised to the cost of the mining assets. Under the new policy, exploration costs are to be expensed as incurred. The major effect of this change is to record the exploration costs to the income statement.

The effects of the restatement on the financial statements are as follows:

	2004	2003
	R'000	R'000
Borrowings		
Group		
Balance reported under previous policy	-	1,330
Consolidation of The Sub Nigel Share Incentive Trust	181	181
Restated balance	181	1,511
Mining Assets		
Group and Company		
Balance reported under previous policy	33,627	29,241
Expensing of Exploration costs	(2,949)	(855)
Restated balance	30,678	28,386
Income Statement and Statement of Changes in Equity		
Distributable Reserves		
Group and Company		
Restatement to distributable reserves at the beginning of the year	855	-

	2004	2003
Exploration costs expensed	855	-
Restatement to the income statement	2,094	855
Exploration costs expensed	2,094	855
Restatement to distributable reserves at the end of the year	2,949	855
Exploration costs expensed	2,949	855

Comments

Shareholders are referred to the reviewed provisional results for the year ended 30 June 2004 published on SENS on 29 September 2004. The 2004 annual report will posted to shareholders shortly and contains changes to the reviewed provisional results, this abridged report is published in terms of 3.21 of the JSE listings requirement.

The major changes in the figures published by the company in the reviewed provisional results and those incorporated in the audited financial statements of the company can be summarised as follows:

Income Statement	2004 R'000	2003 R'000
Net loss before taxation (per reviewed results)	(758)	(536)
Provision for environmental rehabilitation	(150)	-
Change in accounting policy - exploration costs expensed	(2,094)	(855)
Net loss before taxation (per audited financial statements)	(3,002)	(1,391)

Balance Sheet

Other than the effect of the balance sheet items due to the change in accounting policy as detailed above and the provision for environmental rehabilitation, there are no other differences.

DIVIDEND

No dividend has been declared for the year under review.

AUDITORS REPORT

These results have been audited by the company's auditors, Moores Rowland, and the auditor's report is available for inspection at the company's registered office.

NOTICE OF ANNUAL GENERAL MEETING

The 2004 annual report contains the notice of AGM and shareholders are advised that the AGM of Sub Nigel's members will be held at Sub Nigel Head Office, No.1Shaft, Nigel, 1490, on Wednesday, 22 December 2004, at 10h00.

For and on behalf of the Board of Directors

S T ward (Chief executive Officer)

Registered Office
Sub Nigel Head Office
No. 1 Shaft
Nigel
1490

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg
2001

Sponsor
Sasfin Corporate Finance
(A division of Sasfin Bank Limited)

Directors: S T Ward (CEO), A C Reynolds, H G Veldsman, P St G Glyn*
(*Non-Executive)

Date: 02/12/2004 09:51:25 AM Produced by the JSE SENS Department

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Release Date: 2004/12/14 02:39:00 PM

Sub Nigel Gold Mining Company Limited - Dealing In Securities By Directors

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391
("Sub Nigel" or "the company")

Dealing in Securities by Directors

In terms of paragraph 3.72 to 3.75 of the JSE Securities Exchange South Africa Listing Requirements the following information is disclosed:

Surname:	Reynolds
First name:	Adrian
Designation:	Non-executive director
Date of transaction:	13 December 2004
Price per share:	R0.70
Amount of shares:	100 000
Class:	Ordinary
Nature of transaction:	Sale
Interest:	indirect beneficial
Surname:	Veldsman
First name:	Hennie
Designation:	Executive director
Date of transaction:	13 December 2004
Price per share:	R0.70
Amount of shares:	100 000
Class:	Ordinary
Nature of transaction:	Sale
Interest:	indirect beneficial
Surname:	Glyn
First name:	Patrick
Designation:	Non-executive director
Date of transaction:	13 December 2004
Price per share:	R0.70
Amount of shares:	50 000
Class:	Ordinary
Nature of transaction:	Sale
Interest:	indirect beneficial

Clearance to deal was obtained in each instance in accordance with section 3.66 of the JSE Listings Requirements

Nigel
14 December 2004

Date: 14/12/2004 02:38:10 PM Produced by the JSE SENS Department

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Release Date: 2005/01/26 02:25:00 PM

Sub Nigel Gold Mining Company Limited - Dealing in securities by directors

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391
("Sub Nigel" or "the company")

Dealing in Securities by Directors

In terms of paragraph 3.72 to 3.75 of the JSE Securities Exchange South Africa Listing Requirements the following information is disclosed:

Surname	:	Reynolds
First name	:	Adrian
Designation	:	Non-executive director
Date of transaction	:	13 December 2004
Price per share	:	R0.80
Amount of shares	:	200 000
Class	:	Ordinary
Nature of transaction	:	Sale
Interest	:	indirect beneficial
Surname	:	Veldsman
First name	:	Hennie
Designation	:	Executive director
Date of transaction	:	13 December 2004
Price per share	:	R0.80
Amount of shares	:	200 000
Class	:	Ordinary
Nature of transaction	:	Sale
Interest	:	indirect beneficial
Surname	:	Glyn
First name	:	Patrick
Designation	:	Non-executive director
Date of transaction	:	13 December 2004
Price per share	:	R0.80
Amount of shares	:	100 000
Class	:	Ordinary
Nature of transaction	:	Sale
Interest	:	indirect beneficial

The abovementioned shares will only be transferred upon receipt of payment on or after 31 January 2005

Surname	:	Reynolds
First name	:	Adrian
Designation	:	Non-executive director
Date of transaction	:	13 December 2004
Price per share	:	R0.90
Amount of shares	:	450 000
Class	:	Ordinary
Nature of transaction	:	Sale
Interest	:	indirect beneficial
Surname	:	Veldsman
First name	:	Hennie
Designation	:	Executive director
Date of transaction	:	13 December 2004
Price per share	:	R0.90
Amount of shares	:	450 000
Class	:	Ordinary
Nature of transaction	:	Sale
Interest	:	indirect beneficial

Surname : Glyn
First name : Patrick
Designation : Non-executive director
Date of transaction : 13 December 2004
Price per share : R0.90
Amount of shares : 225 000
Class : Ordinary
Nature of transaction : Sale
Interest : indirect beneficial

The abovementioned shares will only be transferred upon receipt of payment on or after 31 March 2005.

Clearance to deal was obtained in each instance in accordance with section 3.66 of the JSE Listings Requirements

Nigel
26 January 2005

Date: 26/01/2005 02:23:58 PM Produced by the JSE SENS Department

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Release Date: 2005/02/03 05:00:00 PM

SUB NIGEL GOLD MINING COMPANY LIMITED - EXTENSION OF OPTION

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE000006391
("Sub Nigel" or "the company")
EXTENSION OF OPTION
Shareholders are referred to the announcement dated 30 November 2004 wherein they were advised that the company had granted an option to Kabusha to subscribe for a further 11 700 000 Sub Nigel shares at a subscription price of 70 cents per share ("the option shares") which option would remain open for acceptance by Kabusha until 29 January 2005. The parties have agreed that the option will remain open for acceptance until 31 March 2005. Should Kabusha elect to exercise the option a general meeting of the shareholders of Sub Nigel will be convened in order to approve the issue of the option shares. Should the option be exercised and the issue of the option shares approved by shareholders, Kabusha will own approximately 18% of Sub Nigel and will be entitled to appoint a director to the board of directors of the company. Shareholders will be kept informed of any developments in this regard.
Nigel
3 February 2005
Sponsor
SASFIN CORPORATE FINANCE
A division of Sasfin Bank Limited
Date: 03/02/2005 04:58:44 PM Produced by the JSE SENS Department

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Release Date: 2005/03/01 03:02:00 PM

Sub Nigel Gold Mining Company Limited - Appointment Of Company Secretary

Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
Registration number 1984/006179/06
Share code: SBN
ISIN: ZAE000006391
In compliance with rule 3.59 of the JSE Listing Requirements, the following information is disclosed:
Shareholders are advised that Mrs Charmaine Loydall has resigned as company secretary with effect from 28 February 2005 and that this position will now be filled by Ms Fiona van Wyk. The reason for this change is that the company has moved its registered offices to Nigel and all professional services will now be sourced in Gauteng.
Nigel
1 March 2005
Date: 01/03/2005 02:59:53 PM Produced by the JSE SENS Department

 

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Release Date: 2005/03/17 05:02:00 PM

Sub Nigel - Interim abridged unaudited financial results for the 6

months ended
31 December 2004
Sub Nigel Gold Mining Company Limited
(Reg. No. 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391
INTERIM ABRIDGED UNAUDITED FINANCIAL RESULTS FOR THE 6 MONTHS ENDED 31 DECEMBER 2004

INCOME STATEMENT

		Group	
	Unaudited 6 months to 31 December 2004 R'000	Unaudited 6 months to 31 December 2003 R'000	Audited 12 months to 30 June 2004 R'000
Revenue	221	-	-
Expenditure	(1,630)	(447)	(2,833)
Operating loss	(1,409)	(447)	(2,833)
Investment income	18	10	57
Finance costs	(7)	-	(226)
Loss before Taxation	(1,398)	(437)	(3,002)
Taxation	-	-	-
Loss after taxation	(1,398)	(437)	(3,002)
Loss per share and headline loss per share (cents)	(1.97)	(0.75)	(4.50)
Weighted average loss per share (cents)	(2.08)	(0.80)	(5.06)
Number of shares in issue	71,126,486	58,131,000	66,705,058
Weighted average number of shares in issue	67,259,706	54,381,000	59,324,031

BALANCE SHEET

		Group	
	Unaudited 6 months to 31 December 2004 R'000	Unaudited 6 months to 31 December 2003 R'000	Audited 12 months to 30 June 2004 R'000
ASSETS			
NON-CURRENT ASSETS	30,688	32,157	30,694
Mining assets	30,674	32,147	30,678
Property, plant and equipment	14	10	16
CURRENT ASSETS	2,816	54	1,395
Trade and other Receivables	108	754	346
Cash and cash Equivalents	2,708	-	1,049
	33,504	32,911	32,089
EQUITY AND LIABILITIES			
CAPITAL AND RESERVES	32,827	30,749	31,129

Stated Capital	33,524	26,636	30,428
Accumulated Profit/(Loss)	(697)	4,113	701
NON CURRENT LIABILITY			
Long term liability	181	1,547	181
CURRENT LIABILITIES	497	615	779
Provision	150	-	150
Trade and other Payables	347	199	529
Bank overdraft	-	416	100
	33,504	32,911	32,089

CASH FLOW STATEMENTS

		Group	
	Unaudited 6 months to 31 December 2004 R'000	Unaudited 6 months to 31 December 2003 R'000	Audited 12 months to 30 June 2004 R'000
CASH (UTILISED BY)/GENERATED FROM OPERATING ACTIVITIES	(1,338)	(772)	(2,445)
Cash utilised by Operations	(1,404)	(447)	(2,827)
Investment income	18	10	57
Utilised to increase/ (decrease) working capital	55	(335)	551
Net cash (utilised by)/ generated from operating activities	(1,331)	(772)	(2,219)
Finance costs	(7)	-	226)
CASH (EXPENDED ON)/RETAINED FROM INVESTMENT ACTIVITIES	1	(2,906)	322
Additions to property, plant and equipment	(2)	(2,906)	(11)
Proceeds from sale of property, plant and equipment	4	-	-
Additions to mining assets	-	-	333
CASH FLOW FROM FINANCE ACTIVITIES	3,096	3,210	3,020
Proceeds from issue of share capital	3,096	2,993	4,350
Increase/(decrease) in long term liabilities	-	217	(1,330)
MOVEMENT OF CASH AND CASH EQUIVALENTS	1,759	(468)	897
CASH AND CASH EQUVALENTS AT BEGINNING OF YEAR	949	52	52
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,708	(416)	949

STATEMENT OF CHANGES IN EQUITY

	Stated Capital R'000	Accumulated Profit R'000	Total R'000
Group			
Balance at 1 July 2003	23,453	3,703	27,156
Share issues	6,975	-	6,975
Net loss for the period	-	(3,002)	(3,002)

Balance at 30 June 2004	30,428	701	31,129
Share issues	3,096	-	3,096
Net loss for the period	-	(1,398)	(1,398)
Balance at 31 December 2004	33,524	(697)	32,827
Company			
Balance at 1 July 2003	23,643	3,694	27,337
Share issues	6,975	0	6,975
Net loss for the period	-	(3,002)	(3,002)
Balance at 30 June 2004	30,618	692	31,310
Share issues	3,096	-	3,096
Net loss for the period	-	(1,398)	(1,398)
Balance at 31 December 2004	33,713	(706)	29,912

COMMENTS

Accounting policies.

The results for the period have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice. The accounting policies used are consistent with those in the previous financial period. The financial results are unaudited and have not been reviewed by our auditors.

Report.

1. Spaarwater Project

A scoping study was completed on the Spaarwater property which indicated its viability. Underground excursions were conducted at Spaarwater in order to verify some of the assumptions in this scoping study.

2. Ventersburg Project

The company has applied for the conversion of its old order rights over the Ventersburg property to new order rights. The outcome of this application is still awaited from the Department of Minerals and Energy.

3. Black Economic Empowerment

The company raised a further R2,500,000 through a general issue of shares for cash to Kabusha Mining and Finance (Pty) Ltd ("Kabusha"). Kabusha, a Black Economic Empowerment company, has an option to subscribe for a further 11,700,000 shares at 70 cents a share.

4. Resignation

LG Holmes resigned as non-executive chairman in November 2004.

5. Mrs. CK Loydall resigned as Company Secretary with effect from 1 March 2005 and Ms F van Wyk was appointed in her stead.

For and on behalf of the Board

S T Ward (Chief Executive Officer)

Cape Town, 16 March 2005

Registered office
No. 1 shaft
Nigel
1490

Transfer secretaries
Computershare Investor ServicesLimited
70 Marshall Street
Johannesburg
2001

Directors: S T Ward (Chief Executive Officer) A C Reynolds (Executive) P St G Glyn * H G Veldsman (Executive) (* Non-Executive)
F van Wyk (Company Secretary)

Date: 17/03/2005 05:00:48 PM Produced by the JSE SENS Department

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Release Date: 2005/04/06 02:57:00 PM

Sub Nigel - Press Release

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE ZAE000006391
("Sub Nigel" or "the company")

SUB NIGEL TO COMMENCE MINING OPERATIONS AT SPAARWATER AND TO UNDERTAKE A BANKABLE FEASIBILITY STUDY

The Company wishes to announce that it will be commencing with small-scale underground mining operations at its Spaarwater project. These mining operations are the first stage of the Company's long-term strategy of establishing a 480,000 ton per annum gold mining operation on the East Rand, South Africa. Historically, the contiguous gold mines of Spaarwater and Sub Nigel recovered in excess of 10 grams per ton, making them two of the richest mines in South Africa.

The mining operation will commence after an initial R600,000 capital expenditure programme has been completed on upgrading the surface and underground infrastructure at the Sub Nigel No 1 shaft complex. Ore produced from the mining operation will be toll treated until such time as the mine can commence construction of its own processing facility. This first stage of mining is expected to be cash positive.

The Company will as part of the mining operations contemplated, engage in a detailed underground sampling programme at Spaarwater. The results of this programme will be collated and will form part of a bankable feasibility study. This is in keeping with the Company's previous announcements that Metallurgical Design Management (Proprietary) Limited had signed off on a scoping study report on the project and the Company was advised to verify the grade and tonnage used in the scoping study.

6 April 2005
Nigel
Sponsor
SASFIN CORPORATE FINANCE
A division of Sasfin Bank Limited
Date: 06/04/2005 02:58:02 PM Produced by the JSE SENS Department



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Release Date: 2005/04/11 05:53:00 PM

Sub Nigel Gold Mining Company Limited - Dealing in Securities by Directors

Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
Registration number 1984/006179/06
Share code: SBN
ISIN: ZAE000006391
Dealing in Securities by Directors
In terms of paragraph 3.72 to 3.75 of the JSE Securities Exchange South Africa
Listing Requirements the following information is disclosed:

Surname:	Reynolds
First name:	Adrian
Designation:	Executive director
Date of transaction:	11 April 2005
Price per share:	R0.65
Amount of shares:	2 800 000
Class:	Ordinary
Nature of transaction:	Acquisition of options in terms of company share incentive scheme
Interest:	Beneficial
Surname:	Veldsman
First name:	Hennie
Designation:	Executive director
Date of transaction:	11 April 2005
Price per share:	R0.65
Amount of shares:	2 800 000
Class:	Ordinary
Nature of transaction:	Acquisition of options in terms of company share incentive scheme
Interest:	Beneficial
Surname:	Ward
First name:	Stephen
Designation:	Executive director
Date of transaction:	11 April 2005
Price per share:	R0.65
Amount of shares:	4 400 000
Class:	Ordinary
Nature of transaction:	Acquisition of options in terms of company share incentive scheme
Interest:	Beneficial

Clearance to deal was obtained in each instance in accordance with section 3.66
of the JSE Listings Requirements
Nigel
11 April 2005
Date: 11/04/2005 05:55:02 PM Produced by the JSE SENS Department


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Release Date: 2005/04/12 10:23:00 AM

Sub Nigel Gold Mining Company Limited - Press Release - Management Appointments

Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE000006391
("Sub Nigel" or "the company")
PRESS RELEASE - MANAGEMENT APPOINTMENTS
The Company is pleased to announce the appointment of Mr. Dries Rheeder and Dr. Mervyn Steyn to the management team of Sub Nigel with immediate effect. Both people will form an integral part of the implementation of the strategy of the Company and will add tremendous value to the successful commissioning and running of the Spaarwater project.
Mr. Rheeder who has 35 years of hard rock gold mining experience in South Africa will assume the Project Manager position at Spaarwater. Dries has spent his career on a number of gold and platinum mining operations including those of the then Anglovaal, DRD Gold and AngloPlatinum. Dries has also managed smaller contracting firms involved in mining, development and rehabilitation work on the mines. His experience of starting up mining operations will be an advantage at Spaarwater.
Dr. Steyn has more than 50 years experience in economic geology and specifically in the fields of resource-reserve evaluation and exploration. Mervyn, who has been assisting Sub Nigel in a consulting capacity for a short while, will be primarily responsible for completion of all work required at the Company's Spaarwater and Ventersburg projects. This is in accordance with the Company's strategy to complete bankable feasibility studies on both its current projects. Mervyn will be actively involved in the day-to-day activities at Spaarwater where the company intends to commence with mining operations and will oversee all further exploration drilling at Ventersburg. Mervyn's career includes senior management positions at a number of world class mining companies including Gencor & Anglovaal. He has also been on the boards of the Octha Group Diamond Companies and Rand London Corporation Ltd. His experience covers the full range of metals and minerals and he has experience extending around the world from greenfields exploration to mine geology and establishment. Mervyn is very knowledgeable on the Witwatersrand Gold Basin and in particular the East Rand Basin.
12 April 2005
Nigel
Sponsor
SASFIN CORPORATE FINANCE
A division of Sasfin Bank Limited
Date: 12/04/2005 10:25:02 AM Produced by the JSE SENS Department

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Release Date: 2005/04/20 03:15:00 PM

Sub Nigel Gold Mining Company Limited - Cautionary Announcement

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391
("Sub Nigel" or "the company")
CAUTIONARY ANNOUNCEMENT
Shareholders are advised that the company has entered into negotiations, which if successfully concluded, may have an effect on the price of the company's securities. Accordingly shareholders are advised to exercise caution when dealing in the company's securities until a further announcement is made.
Nigel
20 April 2005
Sponsor
Sasfin Corporate Finance
A division of Sasfin Bank Limited
Date: 20/04/2005 03:15:01 PM Produced by the JSE SENS Department

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Release Date: 2005/05/06 03:45:00 PM

Sub Nigel Gold Mining Company Limited - Press Release

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE000006391
("Sub Nigel" or "the company")
Press release

Sub Nigel is pleased to announce that following its submission of a mining right application in terms of section 22 of the Mineral and Petroleum Resources Development Act for its Spaarwater mine on April 22nd 2005, written notification has been received of the acceptance of the application by the Department of Minerals and Energy on 28th April 2005, with instructions to proceed with the application process. Whilst the mining right application process is being concluded, mining at Spaarwater can and will continue in accordance with the old order mining license and the approved environmental management programme report. Shareholders are also advised that construction activities at the company's Spaarwater project is continuing as scheduled. The company is pleased with the progress made to date which is both under budget and on time in terms of the construction schedule. Furthermore, an agreement for the toll treatment of the Company's gold bearing ore is being finalised. The Company will be making a further announcement with regards to Spaarwater in due course.

Nigel
6 May 2005
Sponsor
Sasfin Corporate Finance
A division of Sasfin Bank Limited
Date: 06/05/2005 03:45:13 PM Produced by the JSE SENS Department

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Release Date: 2005/06/14 11:34:00 AM

Sub Nigel - Commencement of gold production at Sub Nigel after 13 years

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN & ISIN: ZAE000006391
("Sub Nigel" or "the Company")
PRESS RELEASE - COMMENCEMENT OF GOLD PRODUCTION AT SUB NIGEL AFTER 13 YEARS
The board of Sub Nigel has the pleasure of informing its shareholders that it has commenced with small-scale gold production at its Spaarwater Mine, located on the East Rand, South Africa. The mining operation is the first stage of the Company's long-term strategy of establishing a 480,000 ton per annum gold mining operation at Spaarwater, East Rand South Africa.
After thirteen years of the mine being on care and maintenance, the board announced on the 6th April 2005 that it had committed the Company to an expenditure programme of R600, 000 on the surface and underground infrastructure at the Sub Nigel No 1 shaft complex. The Company has since committed a further R200,000 on certain safety related devices, bringing the total expenditure at the No 1 shaft complex to R800,000.
Following a two (2) month upgrade of these facilities, the work completed included the licensing of the winder, repairing the surface bin and conveyor belts, repairing the underground loading bins, repairing where necessary the No1 shaft steelwork, restoring power to the mine and winder, repairing all conveyances, completing thorough legal testwork on ropes and safety devices, repairing the 17 and 19 level underground stations, repairing underground rolling stock and locomotives, restoring power to 17 level, repairing change houses and main office blocks and re-establishing all stores and other support related systems to the mine.
The Company has produced its first gold bearing ore from surface gold resources at a head grade exceeding 10 grams per ton. This gold bearing ore is currently being treated at the Petrex gold processing facility, owned by the Canadian company, Bema Gold. At the current gold price of R93,000 per kilogram, the Company expects to generate a reasonable profit from its first month's production which should repay the initial capital outlay, in the mine's maiden month of production.
The Company is delighted with the performance as well as with the performance of its very experienced operational team running the mine.
The board would like to caution shareholders that production, grade and profit will tend to be erratic over the short term as management sets its medium and long term mine plan objectives and goals. Shareholders are further advised that the Company anticipates a life of mine head grade from underground resources of 5.7 grams per ton.
The Company expects to announce its first gold pour of approximately 8 kilograms of gold for June at the end of the month, after a decade of non-production by Sub Nigel Gold Mining Company Limited.
END
Date: 14/06/2005 11:35:04 AM Produced by the JSE SENS Department

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Release Date: 2005/06/28 03:43:00 PM

Sub Nigel Gold Mining Company Limited - Further Cautionary Announcement

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391
("Sub Nigel" or "the company")
FURTHER CAUTIONARY ANNOUNCEMENT
Further to the cautionary announcements dated 20 April 2005, advising shareholders that the company has entered into negotiations, which if successfully concluded, may have an effect on the price of the company's securities, shareholders are advised that negotiations are still in progress. Accordingly shareholders are advised to continue exercising caution when dealing in the company's securities until a further announcement is made.
Nigel
20 April 2005
Sponsor
Sasfin Corporate Finance
A division of Sasfin Bank Limited
Date: 28/06/2005 03:44:02 PM Produced by the JSE SENS Department

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Release Date: 2005/07/14 02:39:00 PM

Sub Nigel Gold Mining Company Limited - Appointment To The Board Of Directors Of

Sub Nigel
SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE000006391
("Sub Nigel" or "the company")
APPOINTMENT TO THE BOARD OF DIRECTORS OF SUB NIGEL ("THE BOARD")
In compliance with paragraph 3.59 of the Listings Requirements of JSE Limited, the company hereby advises the appointment to the board of Sandile Swana as a Non-Executive Chairman of Sub Nigel, with effect from 13 July 2005:
14 July 2005
Johannesburg
SPONSOR
SASFIN CORPORATE FINANCE
A Division of Sasfin Bank Limited
Date: 14/07/2005 02:39:12 PM Produced by the JSE SENS Department

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Release Date: 2005/08/19 05:06:00 PM

Sub Nigel - Change In Board

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391
("Sub Nigel" or "the company")
CHANGE IN BOARD
It is with regret that the Sub Nigel board wishes to announce the resignation of Stephen Ward as Chief Executive Officer of Sub Nigel Gold Mining Company Limited ("Sub Nigel").
Mr. Ward joined the Company in March 2004 and during his term has seen a share price rise of 300% and the re-commencement of gold mining operations at the Company's Spaarwater Project after 13 years of non production. Ward stated that the reason for his resignation was to pursue his other business interests.
Executive Director, Mr. Adrian Reynolds will take over the role of Chief Executive Officer with immediate effect. "Mr. Reynolds has 30 years experience in the mining industry and is more than capable of taking over from Mr. Ward" said Mr. Sandile Swana, non executive Chairman of Sub Nigel.
"We thank Stephen for his strategic vision and leadership during his tenure at Sub Nigel as we look ahead to accelerating the execution of the Company's strategy", Reynolds said in a statement.
19 August 2005
Sponsor
Sasfin Corporate Finance
A division of Sasfin Bank Limited
Date: 19/08/2005 05:06:44 PM Produced by the JSE SENS Department

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Release Date: 2005/08/23 11:08:00 AM

Aflease/Sub Nigel - Acquisition of a majority shareholding in Sub Nigel and

cautionary announcement
Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code : AFL
("Aflease")
Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1984/006179/06)
ISIN: ZAE000006391 & Share Code : SBN
("Sub Nigel")
Acquisition of a majority shareholding in Sub Nigel and Cautionary Announcement
The Transaction.
The Board of Directors of Sub Nigel (the Board) has been approached by Aflease stating its desire to acquire a majority shareholding in Sub Nigel ("the Transaction"). In terms of the Transaction, Aflease will dispose of the entire issued share capital of its wholly-owned subsidiary, New Kleinfontein Mining Company Limited ("NKMC") to Sub Nigel (``the Acquisition"). As consideration for the Acquisition Sub Nigel will issue fully-paid up shares in the ordinary share capital of Sub Nigel to Aflease.
Pursuant to the Transaction, the existing Sub Nigel shareholders will hold 20% of the merged entity, with the remainder, being 80%, held by Aflease.
Rationale
The rationale for the Transaction is to create a new gold vehicle incorporating Aflease's East Rand gold assets, including the high quality Modder East project, which is housed in NKMC, as well as Sub Nigel's East Rand and Free State gold assets.
The Board will appoint an independent sub-committee to consider the terms and conditions of the Transaction and will obtain appropriate external advice as to whether the Transaction is fair and reasonable to Sub Nigel shareholders.
Conditions

* the Transaction is subject to the following conditions precedent:
* the signature of a mutually satisfactory merger agreement between Aflease and Sub Nigel;
* the completion by Aflease of a legal due diligence in respect of Sub Nigel;
* the approval of the Transaction by the Board;
* the approval of the Transaction by the Canadian partners of Aflease * Southern Cross Resources Inc. This approval will be obtained by Aflease upon receipt of confirmation of acceptance of the Transaction by the Sub Nigel Board;
* the approval of the Transaction by the Aflease Board;
* the Securities Regulation Panel ("SRP") dispensing with the obligation that Aflease would have to make a mandatory offer to all Sub Nigel * * * * shareholders in terms of rule 8 of the SRP Code, if the majority of independent votes that can be cast by Sub Nigel shareholders at a meeting of Sub Nigel shareholders vote in favour of waiving the obligations that * * Aflease would have to make a mandatory offer to all Sub Nigel shareholders;
* the majority of the independent votes that can be cast by Sub Nigel shareholders at a meeting of Sub Nigel shareholders vote in favour of waiving the obligation that Aflease would have to make a mandatory offer to all Sub Nigel shareholders;
* the approval of the Transaction by the majority of shareholders of Sub

Nigel; and

* the requisite regulatory approvals being obtained, including the approval of the Competition Commission, the SRP, the South African Reserve Bank and the JSE.

Independent Shareholders

Two of the independent Sub Nigel shareholders, representing approximately 46% of the issued share capital of Sub Nigel, have so far irrevocably undertaken to vote in favour of the Transaction.

Timing

The Transaction is expected to be completed after the merger of Southern Cross Resources Inc with Aflease to create sxr URANIUM ONE ("sxr URANIUM ONE merger") as announced on SENS on 5 July 2005, and is not expected to affect the timing of the sxr URANIUM ONE merger.

Cautionary

Sub Nigel shareholders are accordingly advised to exercise caution when dealing in their respective shares until a further announcement is made containing the full details of the transaction and financial effects of the Transaction on Sub Nigel ordinary shareholders.

This Announcement does not constitute an offer of securities for sale in the United States. No securities may be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from registration thereunder. Any public offering will only be made by means of a prospectus that may be obtained from issuer and that will contain detailed information about the company and management, as well as financial statements.

Johannesburg
23 August 2005

Investment bank and sponsor to Aflease and transactional sponsor
Nedbank Capital
Attorneys
Deneys Reitz Attorneys
Sponsor to Sub Nigel
Sasfin

Date: 23/08/2005 11:08:09 AM Produced by the JSE SENS Department


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Release Date: 2005/08/31 02:57:00 PM

Aflease / Sub Nigel - Further irrevocable undertaking for the acquisition

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code : AFL
("Aflease")
Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1984/006179/06)
ISIN: ZAE000006391 Share Code : SBN
("Sub Nigel")
Further irrevocable undertaking for the acquisition by Aflease of a majority shareholding in Sub Nigel ("the Transaction")
Further to the announcement released on SENS on 23 August 2005, Aflease and Sub Nigel ordinary shareholders are advised that Gold Fields Limited, which is a Sub Nigel shareholder representing 16.3% of the issued share capital of Sub Nigel, has irrevocably undertaken to vote in favour of the Transaction. This takes the percentage of independent Sub Nigel shareholders who have irrevocably undertaken to vote in favour of the Transaction to approximately 62.3%.
Johannesburg
31 August 2005
Investment bank and sponsor to Aflease
Nedbank Capital
Attorneys
Deneys Reitz Attorneys
Sponsor to Sub Nigel
Sasfin
Date: 31/08/2005 02:57:09 PM Produced by the JSE SENS Department

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Release Date: 2005/09/29 02:35:00 PM

Sub Nigel - Reviewed financial results for the year ended 30 June 2005

Sub Nigel Gold Mining Company Limited
("the Company")
(Incorporated in the Republic of South Africa)
(Reg. No. 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391

REVIEWED FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2005

INCOME STATEMENT	2005 R'000	2004 R'000
Turnover	-	-
Operating loss	(3 527)	(2 833)
Mine development costs written off	(24 229)	-
Net finance income/(cost)	8	(169)
Net loss before taxation	(27 748)	(3 002)
Taxation	(54)	-
Net loss after taxation	(27 802)	(3 002)
Ordinary shares in issue (000's)	73 753	66 705
Weighted average number of Shares in issue (000's)	70 092	59 324
Loss per share (cents)	(37.70)	(4.50)
Headline loss per share (cents)	(37.70)	(4.50)
Weighted average loss per share (cents)	(39.67)	(5.06)

BALANCE SHEET	2005 R'000	2004 R'000
ASSETS		
Non-current assets	-	30 694
Current assets	-	1 395
	-	32 089
EQUITY AND LIABILITIES		
Capital and reserves	-	31 129
Non-current liability	0	181
Current liability	-	779
	-	32 089

CASH FLOW STATEMENT	2005 R'000	2004 R'000
Cash flows from operating activities	(4 067)	(2 445)
Cash utilised by operating activities	(4 075)	(2 276)
Net financing income	8	(169)
Cash flows from investing activities		
Net capital expenditure	(614)	322
Cash flows from financing activities	4 907	3 020
Net increase in cash and Cash equivalents	226	897

STATEMENT OF CHANGES IN EQUITY

R `000	Stated Capital	Option Reserves	Accumulated Profit/ (losses)	Total
Balance at 01-Jul-03	23 453	-	3 703	27 156
Net loss for				

the year	-	-	(3 002)	(3 002)
Share issues	6 975	-	-	6 975
Balance at 01-Jul-04	30 428	-	701	31 129
Net loss for the year	-	-	(27 802)	(27 802)
Share option issued	-	187	-	187
Share issues	4 720	-	-	4 720
Balance at 01-Jul-05	35 148	187	(27 101)	8 234

NOTES

Basis of preparation

The accounting policies are consistent with those applied in the audited financial statements for the year ended 30 June 2004. The provisional results have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and in accordance with the Group's accounting policies.

Dividend

No dividend has been declared for the year under review.

Mine development costs written off

These costs relate to a development build up 20 years ago when the Company carried out mining operations, and has since this time ceased to bare any relation to the current value of the Company's ore reserves and ability to mine these reserves, and therefore the decision was reached to write off these costs.

Going concern

The reviewed results have been prepared on the basis that the Company has sufficient funding facilities to operate as a going concern.

Subsequent events

As per the announcement on 23 August 2005, the Board of Directors have been approached by Aflease Gold and Uranium Resources Limited ("Aflease"), whereby Aflease has proposed to acquire a majority shareholding in the Company by disposing of its entire issued share capital of its wholly-owned subsidiary, New Kleinfontein Mining Company Limited ("NKMC") and as consideration therefore, the Company will issue fully paid-up shares in its ordinary share capital to Aflease. Pursuant to the above, the existing Sub-Nigel shareholders will hold 20% of the merged entity, with the remainder, being 80%, held by Aflease.

The rationale for the transaction is to create a new gold vehicle incorporating Aflease's East Rand gold assets, including the high quality Modder East project, which is housed in NKMC, as well as the Company's East Rand and Free State gold assets.

The Company further announced on 31 August 2005, that Gold Fields Limited, a shareholder representing 16.3% in the Company's issued share capital has irrevocably undertaken to vote in favour of the Aflease transaction. Therefore the percentage of independent shareholders of the Company who have decided to vote in favour of the transaction represents approximately 62.3%.

On 23 August 2005, the Company's shareholders were advised to exercise caution when dealing in their respective shares until a further announcement is made containing full details of the transaction and the financial effects thereof.

Audit review

The Company's auditors Grant Thornton, have reviewed the financial information for the year ended 30 June 2005. Their report is available for inspection at the registered office of the Company.

For and on behalf of the Board of Directors

A.C. Reynolds (Chief Executive Officer)

Registered office

Sub Nigel Head Office

No. 1 Shaft

Nigel

1490

Transfer secretaries

Computershare Investor Services 2004 (Proprietary) Limited

70 Marshall Street

Johannesburg

2001

Sponsor

Sasfin Corporate Finance

(A division of Sasfin Bank Limited)

Directors

A.C. Reynolds (CEO), H.G. Veldsman, S. Swana (Chairman)*, P. St. G. Glyn*

(*Non-executive)

Date: 29/09/2005 02:34:47 PM Produced by the JSE SENS Department




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Release Date: 2005/09/29 05:12:00 PM

Sub Nigel Gold Mining Company Limited - Reviewed Financial Results For The Year

Ended 30 June 2005
AMENDED ANNOUNCEMENT
Sub Nigel Gold Mining Company Limited
("the Company")
(Incorporated in the Republic of South Africa)
(Reg. No. 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391
REVIEWED FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2005
Shareholders are referred to the results announcement published on SENS on Thursday, 28 September 2005. The notes section of the announcement should have read as follows;
NOTES
Basis of preparation
The accounting policies are consistent with those applied in the audited financial statements for the year ended 30 June 2004. The provisional results have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and in accordance with the Group's accounting policies.
Dividend
No dividend has been declared for the year under review.
Mine development costs written off
These costs relate to a development build up 20 years ago when the Company carried out mining operations, and has since this time ceased to bare any relation to the current value of the Company's ore reserves and ability to mine these reserves. The decision was therefore reached to write off these costs.
Going concern
The reviewed results have been prepared on the basis that funding will be made available to further develop the Company's mining assets.
Subsequent events
As per the announcement on 23 August 2005, the Board of Directors have been approached by Aflease Gold and Uranium Resources Limited ("Aflease"), whereby Aflease has proposed to acquire a majority shareholding in the Company by disposing of its entire issued share capital of its wholly-owned subsidiary, New Kleinfontein Mining Company Limited ("NKMC") and as consideration therefore, the Company will issue fully paid-up shares in its ordinary share capital to Aflease. Pursuant to the above, the existing shareholders of the Company will hold 20% of the merged entity, with the remainder, being 80%, held by Aflease. The rationale for the transaction is to create an enlarged gold entity that incorporates Aflease's East Rand gold assets, including the high quality Modder East project, which is housed in NKMC, as well as the Company's East Rand and Free State gold assets.
The Company further announced on 31 August 2005, that Gold Fields Limited, a shareholder representing 16.3% in the Company's issued share capital has irrevocably undertaken to vote in favour of the Aflease transaction. Therefore the percentage of independent shareholders of the Company who have decided to vote in favour of the transaction represents approximately 62.3%.
On 23 August 2005, the Company's shareholders were revised to exercise caution when dealing in their respective shares until a further announcement is made containing full details of the transaction and the financial effects thereof.
Audit review
The Company's auditors Grant Thornton, have reviewed the financial information for the year ended 30 June 2005. Their report is available for inspection at the registered office of the Company.
For and on behalf of the Board of Directors
A.C. Reynolds (Chief Executive Officer)

Registered office
Sub Nigel Head Office
No. 1 Shaft
Nigel
1490
Transfer secretaries
Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street
Johannesburg
2001
Sponsor
Sasfin Corporate Finance
(A division of Sasfin Bank Limited)
Directors
A.C. Reynolds (CEO), H.G. Veldsman, S. Swana (Chairman)*, P. St. G. Glyn*
(*Non-executive)
Date: 29/09/2005 05:12:28 PM Produced by the JSE SENS Department

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Release Date: 2005/10/04 10:59:00 AM

Sub Nigel - Issue Of Shares For Cash

Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share code: SBN ISIN: ZAE000006391
("Sub Nigel" or "the company")

ISSUE OF SHARES FOR CASH

INTRODUCTION

At the annual general meeting of the company held on 22 December 2004, the requisite majority of shareholders approved an ordinary resolution authorising the directors to issue shares for cash in accordance with the Listings Requirements of JSE Limited ("the Listings Requirements").
As the issue of the new shares represents a 14.91% increase in the issued ordinary share capital of the company, the following disclosure is made in terms of section 11.22 of the Listings Requirements.
In the current financial year the directors have made the following issues of ordinary shares of no par value;

* 2 000 000 at an issue price of 90 cents per share representing a discount of 9.1% to the 30 day weighted average price ended 15 August 2005, being the date the issue price was agreed by directors of Sub Nigel;
* 2 000 000 at an issue price of 107 cents per share representing a premium of 3.5% to the 30 day weighted average price ended 1 September 2005, being the date the issue price was agreed by directors of Sub Nigel;
* 7 000 000 at an issue price of 135 cents per share representing a premium of 1.5% to the 30 day weighted average price ended 20 September 2005, being the date the issue price was agreed by directors of Sub Nigel;

The ordinary shares were issued to public shareholders as defined by the Listings Requirements.

FINANCIAL EFFECTS

The financial effects of the issue, based on the published, reviewed results of Sub Nigel for the year ended 30 June 2005 are set out below:

	Before	After	% change
Loss and headline loss per share (cents)	37.70	32.01	15.07
Net asset value and Net tangible asset value per share (cents)	11.16	25.51	128.53
Number of shares in issue (000's)	73 752 920	84 752 920	

Notes:
1. The figures in the "before" column are extracted from the reviewed results of Sub Nigel for the year ended 30 June 2005;
2. The figures in the "after" column assume that the shares were issued, and the cash received, on 1 July 2004 and the cash invested for 12 months at a net after tax return of 5% per annum for earnings purposes and that the shares were issued, and the cash received, on 30 June 2005 for asset value purposes;
3. The % change column reflects the change between the before and after situations;

LISTING OF THE NEW SHARES

The JSE has granted a listing of the new shares with effect from the commencement of business on Monday, 15 August 2005 and Wednesday, 28 September 2005.

Johannesburg
4 October 2005
Sponsor
SASFIN CORPORATE FINANCE
A division of Sasfin Bank Limited
Date: 04/10/2005 10:59:08 AM Produced by the JSE SENS Department

 

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Release Date: 2005/10/04 03:47:00 PM

Sub Nigel - Reviewed financial results for the year ended 30 June 2005

Sub Nigel Gold Mining Company Limited
("the Company")
(Incorporated in the Republic of South Africa)
(Reg. No. 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391

This announcement replaces the results announcement published on SENS on Thursday, 28 September 2005.

REVIEWED FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2005

INCOME STATEMENT	2005 R'000	2004 R'000
Turnover	-	-
Operating loss	(3 527)	(2 833)
Mine development costs written off	(24 229)	-
Net finance income/(cost)	8	(169)
Net loss before taxation	(27 748)	(3 002)
Taxation	(54)	-
Net loss after taxation	(27 802)	(3 002)
Ordinary shares in issue (000's)	73 753	66 705
Weighted average number of Shares in issue (000's)	70 092	59 324
Loss per share (cents)	(37.70)	(4.50)
Headline loss per share (cents)	(37.70)	(4.50)
Weighted average loss per share (cents)	(39.67)	(5.06)

BALANCE SHEET	2005 R'000	2004 R'000
ASSETS		
Non-current assets	7 074	30 694
Current assets	1 786	1 395
	8 860	32 089
EQUITY AND LIABILITIES		
Capital and reserves	8 234	31 129
Non-current liability	181	181
Current liability	445	779
	8 860	32 089

CASH FLOW STATEMENT	2005 R'000	2004 R'000
Cash flows from operating activities	(4 067)	(2 445)
Cash utilised by operating activities	(4 075)	(2 276)
Net financing income	8	(169)
Cash flows from investing activities		
Net capital expenditure	(614)	322
Cash flows from financing activities	4 907	3 020
Net increase in cash and Cash equivalents	226	897

STATEMENT OF CHANGES IN EQUITY

R `000	Stated Capital	Option Reserves	Accumulated Profit/ (losses)	Total
Balance at 01-Jul-03	23 453	-	3 703	27 156
Net loss for				

the year	-	-	(3 002)	(3 002)
Share issues	6 975	-	-	6 975
Balance at 01-Jul-04	30 428	-	701	31 129
Net loss for the year	-	-	(27 802)	(27 802)
Share option issued	-	187	-	187
Share issues	4 720	-	-	4 720
Balance at 01-Jul-05	35 148	187	(27 101)	8 234

NOTES

Basis of preparation

The accounting policies are consistent with those applied in the audited financial statements for the year ended 30 June 2004. The provisional results have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and in accordance with the Group's accounting policies.

Dividend

No dividend has been declared for the year under review.

Mine development costs written off

These costs relate to a development build up 20 years ago when the Company carried out mining operations, and has since this time ceased to bare any relation to the current value of the Company's ore reserves and ability to mine these reserves. The decision was therefore reached to write off these costs.

Going concern

The reviewed results have been prepared on the basis that funding will be made available to further develop the Company's mining assets.

Subsequent events

As per the announcement on 23 August 2005, the Board of Directors have been approached by Aflease Gold and Uranium Resources Limited ("Aflease"), whereby Aflease has proposed to acquire a majority shareholding in the Company by disposing of its entire issued share capital of its wholly-owned subsidiary, New Kleinfontein Mining Company Limited ("NKMC") and as consideration therefore, the Company will issue fully paid-up shares in its ordinary share capital to Aflease. Pursuant to the above, the existing shareholders of the Company will hold 20% of the merged entity, with the remainder, being 80%, held by Aflease. The rationale for the transaction is to create an enlarged gold entity that incorporates Aflease's East Rand gold assets, including the high quality Modder East project, which is housed in NKMC, as well as the Company's East Rand and Free State gold assets.

The Company further announced on 31 August 2005, that Gold Fields Limited, a shareholder representing 16.3% in the Company's issued share capital has irrevocably undertaken to vote in favour of the Aflease transaction. Therefore the percentage of independent shareholders of the Company who have decided to vote in favour of the transaction represents approximately 62.3%.

On 23 August 2005, the Company's shareholders were advised to exercise caution when dealing in their respective shares until a further announcement is made containing full details of the transaction and the financial effects thereof.

Audit review

The Company's auditors Grant Thornton, have reviewed the financial information for the year ended 30 June 2005. Their report is available for inspection at the registered office of the Company.

For and on behalf of the Board of Directors

A.C. Reynolds (Chief Executive Officer)

Registered office

Sub Nigel Head Office
No. 1 Shaft
Nigel
1490

Transfer secretaries

Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street
Johannesburg
2001

Sponsor

Sasfin Corporate Finance
(A division of Sasfin Bank Limited)

Directors

A.C. Reynolds (CEO), H.G. Veldsman, S. Swana (Chairman)*, P. St. G. Glyn*
(*Non-executive)

Date: 04/10/2005 03:47:14 PM Produced by the JSE SENS Department


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Release Date: 2005/11/11 04:09:00 PM

Sub Nigel Gold Mining Company Limited - Resignation And Appointment Of Company

Secretary
SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391
("Sub Nigel" or "the company")
RESIGNATION AND APPOINTMENT OF COMPANY SECRETARY
In compliance with rule 3.59 of the JSE Limited Listings Requirements, the following information is disclosed:
Fiona van Wyk has resigned as Company Secretary of Sub Nigel with effect from 11 November 2005 and Statucor (Pty) Ltd has been appointed as the new Company Secretary on the same date.
Johannesburg
11 November 2005
Sponsor
Sasfin Corporate Finance
A division of Sasfin Bank Limited
Date: 11/11/2005 04:08:39 PM Produced by the JSE SENS Department

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Release Date: 2005/11/22 12:26:00 PM

Sub Nigel/ Aflease - Acquisition and change of name

Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1984/006179/06)
ISIN: ZAE000006391 & Share Code: SBN
("Sub Nigel" or "the Company")
Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
("Aflease")

Announcement regarding:

* The acquisition by Sub Nigel from Aflease of all the issued ordinary shares of New Kleinfontein Mining Company (Proprietary) Limited ("New Kleinfontein") and all amounts due by New Kleinfontein to Aflease on loan account and, in consideration therefor, the issue by Sub Nigel of 339 011 680 new ordinary shares to Aflease;
* A conversion of the authorised and stated share capital of Sub Nigel from ordinary shares with no par value to ordinary shares with a par value;
* An increase in the authorised ordinary share capital of Sub Nigel;
* A change of name from Sub Nigel to Aflease Gold Limited;
* The waiver by independent Sub Nigel ordinary shareholders of Aflease's obligation to make a mandatory offer to Sub Nigel ordinary shareholders in terms of the SRP Code; and
* The withdrawal of the Sub Nigel cautionary announcement.

1. Introduction

Further to the joint announcement released on SENS on 23 August 2005, Aflease and Sub Nigel shareholders are advised that Aflease and Sub Nigel have entered into an agreement in terms of which Sub Nigel will, subject to the fulfilment of the conditions precedent in 4 below, acquire from Aflease all the issued shares in New Kleinfontein and all amounts due on loan account by New Kleinfontein to Aflease, and in consideration therefor, Sub Nigel will issue 339 011 680 new ordinary shares ("subscription shares") to Aflease at an issue price of 96 cents per Sub Nigel ordinary share ("Sub Nigel share"), being the weighted average traded price of Sub Nigel shares over the 30 trading days prior to the SENS announcement on 23 August 2005 (hereinafter collectively referred to as "the transaction").

2. Rationale for the transaction

The rationale for the transaction is to create a new gold vehicle incorporating Aflease's East Rand gold assets, including the Modder East project, which is housed in New Kleinfontein, as well as Sub Nigel's East Rand and Free State gold assets.

3. Nature and business of New Kleinfontein

New Kleinfontein is a company incorporated in the Republic of South Africa for the mining and extraction of gold from its properties on the East Rand in the Gauteng Province of South Africa. New Kleinfontein owns the mineral rights areas comprising Modder East, UC Prospecting, Turnbridge and New Kleinfontein.

4. Conditions precedent to the transaction

The transaction is subject to the following conditions precedent:

- the requisite approvals of the transaction by JSE Limited ("the JSE") and the Securities Regulation Panel ("the SRP");
- the ordinary shareholders of Sub Nigel approving:
    *the execution of the sale and subscription agreement giving effect

to the transaction;

*an increase in the authorised ordinary share capital of Sub Nigel to facilitate the issue of the subscription shares; and

*the grant of a specific authority to place 339 011 680 of the new authorised but unissued ordinary shares under the control of the directors, to enable Sub Nigel to comply with its obligations in terms of the sale and subscription agreement;

- the independent Sub Nigel ordinary shareholders waiving Aflease's obligation to make a mandatory offer to all Sub Nigel shareholders in terms of the SRP Code on Takeovers and Mergers (the "SRP Code"); and
- the board of directors of Aflease ("the Aflease board") approving the execution of the agreement giving effect to the transaction.

5. Effective date

The effective date of the transaction will be the business day following the day on which the last of the conditions precedent is fulfilled.

6. Financial effects of the transaction on Sub Nigel shareholders

The table below sets out the unaudited pro forma financial effects of the transaction on Sub Nigel shareholders. These financial effects are prepared for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented by Sub Nigel and, because of their pro forma nature, may not give a true reflection of Sub Nigel's financial position and results of its operations. These financial effects are the responsibility of the board of directors of Sub Nigel ("the Sub Nigel board").

	Before	After the transaction	% change
Loss per share (cents)	(39.67)	(7.16)	81.9
Headline loss per share (cents)	(39.67)	(7.16)	81.9
Net asset value per share (cents)	11.16	80.84	624.4
Tangible net asset value per share (cents)	6.43	1.20	(81.3)
Number of shares in issue ('000)	73 753	412 765	
Weighted average shares in issue ('000)	70 092	409 104	

Notes:

1. The "Before" column reflects the loss and headline loss as extracted, without adjustment from the published audited results of Sub Nigel for the financial year ended 30 June 2005 and the calculation of the net asset value and tangible net asset value per share based on the aforementioned audited results.

2. The "After the transaction" column reflects:

- the loss and headline loss per share that would have resulted had the reviewed interim results of New Kleinfontein for the six months ended 30 June 2005 been annualised and combined with results of Sub Nigel for the financial year ended 30 June 2005, and on the assumption that the transaction was implemented and was settled by the issue of the subscription shares on 1 July 2004; and
- the net asset value and tangible net asset value per share at 30 June 2005 on the assumption that the transaction was implemented and was settled by the issue of the subscription shares on that date.

In addition, the "After the transaction" column assumes that all the intangible assets acquired as a result of the transaction are attributable to mining assets. On determination of the fair value of the assets acquired in accordance with AC131 ("Business Combinations"), the loss, headline loss, net asset value and tangible net asset value per share may be subject to adjustment.

3. No effect has been given in the pro forma financial effects above to:

- the general issues of shares for cash by Sub Nigel subsequent to 30 June 2005, comprising an issue of 2,000,000 Sub Nigel shares on 18 August 2005 and a further issue of 9 000 000 Sub Nigel shares as announced on SENS on 4 October 2005; and
- the vesting of 8 000 000 Sub Nigel employee share options on the implementation of the transaction.

7. Financial effects of the transaction on Aflease shareholders

The table below sets out the unaudited pro forma financial effects of the transaction on Aflease shareholders. These financial effects are prepared for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented by

Aflease and, because of their pro forma nature, may not give a true reflection of Aflease's financial position and results of its operations. These financial effects are the responsibility of the Aflease board.

	Before (1)	After the transaction (2)	% change
Loss per share (cents) (3)	(40.77)	(27.49)	32.57
Headline loss per share (cents) (3)	(41.12)	(47.31)	(15.05)
Net asset value per share (cents) (4)	32.15	56.16	74.68
Weighted average shares in issue ('000)	338,983	338,983	
Number of shares in issue ('000)	345,426	345,426	

Notes:

1. Based on the unaudited financial results of Aflease for the six month period ended 30 June 2005.
2. Represents the financial effects on Aflease after the transaction.
3. Loss and headline loss per share are based on the following assumptions:
   - the transaction was effective on 1 January 2005; and
   - the fair value of the consideration for the effective 20% interest in NKMC sold as part of the transaction is based on a price per Sub Nigel share of R0.96, being the volume weighted average price per Sub Nigel share for the 30 days prior to 23 August 2005, the date of the cautionary announcement pertaining to the transaction.
4. Net asset value per share is based on the following assumptions:
   - the transaction was effective on 30 June 2005;
   - the fair value of the purchase consideration for the acquisition of an effective 80% interest in Sub Nigel is based on the volume weighted average price per Sub Nigel share of R0.96; and
   - assets and liabilities included on the Sub Nigel balance sheet at 30 June 2005 have been assumed to be stated at their respective fair values. The difference between the fair value of the purchase consideration and the identified assets and liabilities has been assumed to be attributable to undeveloped properties. At the effective date of the transaction, the fair value of the purchase consideration will need to be determined and a purchase price allocation exercise conducted. This exercise may result in different values being attached to the assets and liabilities and may result in goodwill or negative goodwill arising on the transaction. Any goodwill will need to be tested for impairment on an annual basis.

8. Opinions and recommendations

The Sub Nigel board has, in terms of the SRP Code, appointed an independent committee to consider the transaction. The independent committee has appointed Sasfin Corporate Finance as independent professional adviser, to advise the independent committee on the terms and conditions of the transaction and whether or not the transaction is fair and reasonable to Sub Nigel shareholders.

9. Changes to the Sub Nigel board

Pursuant to implementation of the transaction, the current members of the Sub Nigel board will resign and new members will be appointed.

10. Categorisation of the transaction in terms of the JSE Listings Requirements

The transaction for Sub Nigel is a reverse take-over transaction as defined in terms of Section 9.5 (c) of the JSE Listings Requirements and a Category 3 transaction for Aflease in terms of Section 9.5 (a) of the JSE Listings Requirements.

11. Conversion of authorised and stated ordinary share capital

The Sub Nigel board intends proposing that the Company's authorised share capital comprising 200 000 000 no par value ordinary shares and its stated capital comprising 84 752 920 no par value ordinary shares as at the date of this announcement, be converted into an authorised share capital comprising 200 000 000 par value ordinary shares and an issued share capital comprising 84 752 920 par value ordinary shares, respectively.

12. Increase in authorised ordinary share capital

The Sub Nigel board intends proposing that, subject to the passing and registration of the special resolution contemplated in paragraph 11 above,

the Company's authorised ordinary share capital be increased in order to facilitate the issue of that number of new Sub Nigel ordinary shares as may be required to implement the transaction.

13. Change of name

The Sub Nigel board intends proposing that, subject to the passing of the ordinary resolutions approving and enabling the transaction and the passing and registration of the special resolutions contemplated in 11 and 12 above, the name of the Company be changed to Aflease Gold Limited. This name associates the Company with its new assets and controlling shareholder.

14. Waiver of the mandatory offer

In terms of the SRP Code, the transaction will result in a change of control in Sub Nigel as Aflease will hold more than 35% of Sub Nigel ordinary shares in issue after the transaction. Accordingly, Aflease would be required to make a mandatory offer to all Sub Nigel shareholders.
The SRP has agreed to dispense with the requirement for a mandatory offer to all Sub Nigel shareholders provided that, pursuant to the transaction, a resolution is passed by a majority of independent Sub Nigel shareholders at a general meeting of Sub Nigel shareholders in terms of which this requirement is waived.

15. Irrevocable undertakings

Sub Nigel shareholders representing ;55.7% of the issued share capital of Sub Nigel as at the date of this announcement have irrevocably undertaken to vote in favour of the transaction.

16. Documentation to Sub Nigel shareholders and withdrawal of cautionary announcement

A circular containing the final terms of the transaction and details of a conversion of the authorised and issued share capital from ordinary shares with no par value to ordinary shares with a par value, an increase in the authorised ordinary share capital of Sub Nigel, a name change and the waiver of the mandatory offer to Sub Nigel shareholders will be posted to Sub Nigel shareholders in due course.
Sub Nigel shareholders are no longer advised to exercise caution in trading in their Sub Nigel ordinary shares.

17. Forward-looking statement

This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond Sub Nigel's and Aflease's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about the transaction being approved and finalised are forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Johannesburg
22 November 2005
Investment bank and transaction adviser to Sub Nigel
Nedbank Capital
Legal adviser to Sub Nigel
Deneys Reitz
Independent reporting accountants to Sub Nigel
Grant Thornton
Independent technical adviser to Sub Nigel
SRK
Independent professional adviser to Sub Nigel
Sasfin
Transaction sponsor
Ernst & Young
Investment bank, and sponsor to Aflease
Nedbank Capital
Independent reporting accountants to Aflease
PricewaterhouseCoopers
Legal adviser to Aflease
Deneys Reitz
Date: 22/11/2005 12:26:18 PM Produced by the JSE SENS Department




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Release Date: 2005/11/22 12:27:00 PM

Aflease and Sub Nigel sign definitive acquisition agreement

Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1984/006179/06)
ISIN: ZAE000006391 & Share Code: SBN
("Sub Nigel" or "the Company")
Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
Press Announcement
22 November 2005
Aflease and Sub Nigel sign definitive acquisition agreement
Aflease Gold and Uranium Resources and Sub Nigel Gold Mining Company are pleased to announce the signing on the 9th of November of a definitive agreement for the sale of Aflease's New Kleinfontein Mining Company (NKMC) subsidiary to Sub Nigel in exchange for ordinary shares of Sub Nigel.
The merger will result in the creation of a new listed gold company - Aflease Gold. Based on the current market capitalization of the two companies, at recent market prices, Aflease Gold would have a market capitalization of approximately R720 million.
On completion of the merger, approximately 80% of Sub Nigel, on a fully diluted basis, would be held by Aflease, with the balance being held by the current Sub Nigel shareholders. The transaction was based on an independent valuation of Sub Nigel's assets conducted by Steffen, Robertson and Kirsten (SRK).
Aflease Gold will hold Aflease's East Rand gold assets, most notably the high quality Modder East, as well as Sub Nigel's East Rand and Free State gold assets. The company will continue to be listed on the JSE Limited.
The transaction, which is subject to Sub Nigel shareholder approval and to necessary regulatory approvals, will be conditional on Sub Nigel's shareholders waiving their rights to an offer to minorities. Sub Nigel's three largest shareholders, Gold Fields, Trinity Asset Management and Mr. Les Holmes, who together own 55.7% of Sub Nigel shares, have all irrevocably supported the deal.
A circular, which will contain a notice of a general meeting, is being compiled, and is expected to be posted to Sub Nigel shareholders later this month.
Subject to the receipt of required shareholder and regulatory approvals, it is anticipated that the transaction will close early in 2006.
If the offer is completed, Aflease intends to implement a broad-based empowerment structure at Aflease Gold, similar to the scheme established earlier this year at its Klerksdorp operations.
Aflease CEO Neal Froneman will be the CEO of Aflease Gold, and Aflease's Executive Vice President: Gold, Robert van Niekerk, will head the operational team.
In commenting on the transaction, Mr Froneman said:
"This merger will form an important first step in the consolidation of the East Rand goldfields, and there are exciting synergies between our own gold assets and those of Sub Nigel. Meanwhile, the deal will deliver on our strategy of developing Aflease into a focused uranium company, with a listed gold subsidiary.
"The gold business, like our uranium business, will focus on high-quality, low-risk, near-to-surface gold deposits.
"We see our holding in Aflease Gold as a strategic stake, and plan on retaining it."
Current Sub Nigel CEO Adrian Reynolds said:
"This transaction will create a new gold company which will have the critical

mass to facilitate the raising of capital to pursue exploration and the development of mining projects.
"This is a win-win deal."

Forward-looking statements

This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties which are beyond Aflease's ability to control or predict (including among others regulatory and shareholder approval), which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about the Transaction being approved and finalised are forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Notice to Investors

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities. The securities offered by way of exchange pursuant to the Transaction have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For further information:	Neal Froneman	083 628 0226
	Carol Smith	082 338 2228
	John Fraser	082 331 7330
	Adrian Reynolds	083 306 4707

Date: 22/11/2005 12:27:23 PM Produced by the JSE SENS Department



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Release Date: 2005/12/21 01:21:00 PM

Sub Nigel - Posting of circular, Salient and date of AGM

Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1984/006179/06)
ISIN: ZAE000006391 & Share Code : SBN
("Sub Nigel" or "the Company")
Announcement regarding posting of the circular, salient dates and times and the date of the Annual General Meeting
1. Posting of the circular to Sub Nigel ordinary shareholders
Further to the joint announcement by Sub Nigel and Aflease Gold and Uranium Resources Limited ("Aflease"), released on SENS on 22 November 2005, Sub Nigel ordinary shareholders are advised that the circular regarding:
* the acquisition by Sub Nigel of all the issued ordinary shares of New Kleinfontein Mining Company ("New Kleinfontein"), a wholly-owned subsidiary of Aflease, and all amounts due by New Kleinfontein to Aflease on loan account and, in consideration therefor, the issue by Sub Nigel of 339 011 680 new Sub Nigel ordinary shares to Aflease at 96 cents per Sub Nigel ordinary share;
* the conversion of the Sub Nigel stated share capital from Sub Nigel ordinary shares with no par value to Sub Nigel ordinary shares with a par value of 57 cents each;
* an increase in the authorised ordinary share capital of Sub Nigel from 200 000 000 Sub Nigel ordinary shares of 57 cents each to 475 000 000 Sub Nigel ordinary shares of 57 cents each;
* the specific authority to place 339 011 680 of the new authorised but unissued Sub Nigel ordinary shares of 57 cents each under the control of the Sub Nigel directors, to enable Sub Nigel to comply with its obligations in terms of the sale and subscription agreement;
* a change of name for Sub Nigel to Aflease Gold Limited ("Aflease"); and
* a proposed waiver of any mandatory offer to be made by Aflease in terms of the Code and as a result of the change of control in Sub Nigel pursuant to the acquisition and the issue of the 339 011 680 new Sub Nigel ordinary shares to Aflease,
was posted on Monday, 19 December 2005.
A general meeting to approve the above, will be held at Room 20, Ground Floor, Nedbank, 135 Rivonia Road, Sandown, at 10:00 on Tuesday, 10 January 2006.
2. Salient dates and times

	2006
Last day to lodge forms of proxy (pink) for the general meeting, by 10:00 on	Monday, 9 January
General meeting at 10:00 on	Tuesday, 10 January
Results of general meeting released on SENS on	Tuesday, 10 January
Results of general meeting published in the press on	Wednesday, 11 January
Last day to trade Sub Nigel ordinary shares under the old name "Sub Nigel Gold Mining Company Limited" and with the old capital structure consisting of no par value Sub Nigel ordinary shares	Friday, 20 January
Change of name and conversion to par value Sub Nigel ordinary shares effective from commencement of trading on the JSE Limited ("JSE") on	Monday, 23 January
Trade under the new name, "Aflease Gold Limited", share code "AFO" ISIN ZAE 000075867, and with the new capital structure, consisting of par value Sub	Monday, 23 January

Nigel ordinary shares from commencement of trading on the JSE on	
Record date	Friday, 27 January
New share certificates reflecting the new name and par value of Sub Nigel ordinary shares posted by registered post to certificated Sub Nigel ordinary shareholders who have surrendered their documents of title on or before 12:00 on the record date (see note 2)	Monday, 30 January
Dematerialised Sub Nigel ordinary shareholders' safe custody accounts updated with the new name and par value of Sub Nigel ordinary shares by their CSDP or broker	Monday, 30 January

Notes:

1. The dates and times provided for in this announcement are subject to amendment. Any such amendment will be published on SENS and in the press.
2. Sub Nigel ordinary shareholders will not be able to dematerialise or rematerialise their Sub Nigel ordinary shares after Friday, 20 January 2006, and may only dematerialise their new Aflease Gold ordinary shares from Monday, 23 January 2006.
3. Sub Nigel shareholders who surrender their existing documents of title after the record date, will have their new share certificates mailed within five business days of receipt thereof by the transfer secretaries, by registered post in South Africa, at the risk of the Sub Nigel ordinary shareholder concerned.

3. Annual General Meeting

Sub Nigel ordinary shareholders are further advised that the Annual General meeting will be held at Block A, Empire Park, 55 Empire Road, Parktown, Johannesburg, at 10:00 on Thursday, 5 January 2006.

Johannesburg

21 December 2005

Investment bank and transaction adviser	Independent reporting accountants	Independent professional expert and sponsor
Nedbank Capital	Grant Thornton	Sasfin
Legal adviser	Independent technical adviser	Transaction sponsor
Deneys Reitz	SRK	Ernst & Young Sponsors

Date: 21/12/2005 01:21:06 PM Produced by the JSE SENS Department


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Release Date: 2006/01/06 02:21:00 PM

Sub Nigel Gold Mining Company Limited - Results Of AGM

SUB NIGEL GOLD MINING COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1984/006179/06)
Share code: SBN
ISIN: ZAE000006391
("Sub Nigel" or "the company")
RESULTS OF ANNUAL GENERAL MEETING ("AGM")
Shareholders are advised that all resolutions proposed at the AGM of Sub Nigel held on Thursday, 5 January 2006, were passed by the requisite majorities of shareholders.
Johannesburg
6 January 2006
SPONSOR
SASFIN CAPITAL
(A division of Sasfin Bank Limited)
Date: 06/01/2006 02:20:57 PM Produced by the JSE SENS Department

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Release Date: 2006/01/10 03:06:00 PM

Sub Nigel Gold Mining Company Limited - Results of General Meeting

Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1984/006179/06)
ISIN: ZAE000006391 Share Code : SBN
("Sub Nigel" or "the Company")
Results of General Meeting
Shareholders are advised that, at the General Meeting of Sub Nigel shareholders held today, all resolutions were passed by 99.63% of the votes.
All the special resolutions will be submitted for registration at the Registrar of Companies in due course.
Shareholders are referred to the announcement dated 21 December 2005 for information relating to salient dates and times relating to the change of name and conversion of no par value ordinary shares to par value ordinary shares.
Johannesburg
10 January 2006

Investment bank and transaction adviser	Independent reporting accountants	Independent professional expert and sponsor
- Logo -	- Logo -	- Logo -
Nedbank Capital	Grant Thornton	Sasfin
Legal adviser	Independent technical adviser	Transaction sponsor
- Logo -	- Logo -	- Logo -
Deneys Reitz	SRK	Ernst & Young Sponsors

Date: 10/01/2006 03:06:23 PM Produced by the JSE SENS Department



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Release Date: 2006/01/10 03:07:00 PM

Sub Nigel (SBN) shareholder vote overwhelmingly in favour of the establishment

of Aflease Gold
Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1984/006179/06)
ISIN: ZAE000006391 Share Code : SBN
("Sub Nigel" or "the Company")
10th January 2005
Sub Nigel is pleased to inform stakeholders that shareholders at a special meeting in Sandton this morning voted overwhelmingly in favour of the merger of the company with the New Kleinfontein Gold Mining Company, a wholly owned subsidiary of sxr Uranium One (`Uranium One'), with 99.63% of votes in favour of the transaction.
The merged company binds together Sub Nigel's assets with Uranium One's East Rand gold assets. Sub Nigel will retain its listing on the JSE, and will be re-named Aflease Gold. Aflease Gold will hold the high quality Modder East project, as well as Sub Nigel's East Rand and Free State gold assets.
Said Sub Nigel's acting CEO Adrian Reynolds:
"I am very pleased that the overwhelming majority of our shareholders have backed the Aflease Gold transaction, and it follows a vote of 99% in favour of all the resolutions at last week's Annual General Meeting of Sub Nigel.
"Our share price has doubled since the merger with New Kleinfontein was first announced, and this shows there is an understanding that Aflease Gold will be in a strong position to bring the excellent combined portfolio of assets into production.
"There can be little doubt that the potential and value of the merged company will be much larger than the sum of the parts.
"In particular, I am confident we will now have the right profile to raise the funds needed for further exploration, and for the development of mines.
"This is an exciting time to be in the gold business in South Africa, and there is a steadily growing appreciation of the potential in the East Rand."
A bankable feasibility study on Modder East is due for completion in April, and that will place the new Board of Aflease Gold in a good position to take a decision on the project.
"I believe that there is considerable further scope for consolidation of the East Rand goldfields, and Aflease Gold is ideally placed to drive this process," said Reynolds.
"However, this will only be possible if we pay fair value for assets, and any further acquisition will need to be value accretive for the shareholders of Aflease Gold."
Aflease Gold will be 80% owned by Uranium One, and 20% by Sub Nigel shareholders.
Aflease Gold will have a market capitalisation of over R900 million, based on the closing price of Sub Nigel on the JSE on Monday 9th January.
The transaction is due to be completed this month.
Forward-looking statements
This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties which are beyond Sub Nigel's ability to control or predict (including among others regulatory and shareholder approval and market fluctuations), which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about future production, value, fund-raising and potential acquisitions are forward-looking statements. Readers should not place undue reliance on forward-looking statements.
Notice to Investors
This announcement does not constitute an offer to sell or an invitation to

purchase or subscribe for any securities. The securities offered by way of exchange pursuant to the transaction have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

Contact: Adrian Reynolds Acting CEO Sub Nigel + 27 83 306 4707
Neal Froneman CEO Designate Aflease Gold + 27 83 628 0226
John Fraser + 27 82 331 7330
Don Falconer + 1 416 671 3341

Date: 10/01/2006 03:07:25 PM Produced by the JSE SENS Department

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Release Date: 2006/01/10 03:06:00 PM

Sub Nigel Gold Mining Company Limited - Results of General Meeting

Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1984/006179/06)
ISIN: ZAE000006391 Share Code : SBN
("Sub Nigel" or "the Company")

Results of General Meeting

Shareholders are advised that, at the General Meeting of Sub Nigel shareholders held today, all resolutions were passed by 99.63% of the votes.

All the special resolutions will be submitted for registration at the Registrar of Companies in due course.

Shareholders are referred to the announcement dated 21 December 2005 for information relating to salient dates and times relating to the change of name and conversion of no par value ordinary shares to par value ordinary shares.

Johannesburg
10 January 2006

Investment bank and transaction adviser	Independent reporting accountants	Independent professional expert and sponsor
- Logo -	- Logo -	- Logo -
Nedbank Capital	Grant Thornton	Sasfin
Legal adviser	Independent technical adviser	Transaction sponsor
- Logo -	- Logo -	- Logo -
Deneys Reitz	SRK	Ernst & Young Sponsors

Date: 10/01/2006 03:06:23 PM Produced by the JSE SENS Department

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Release Date: 2006/02/07 08:07:00 AM

Aflease Gold announces an increase in reserves and resources at Modder East

Aflease Gold Limited
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO ISIN Code: ZAE000075867
For immediate release: 7th February 2006
Aflease Gold announces an increase in reserves and resources at Modder East
Aflease Gold today announced a 28% increase in the Modder East reserve base, as a result of the bankable feasibility study drilling programme.
The 2005 drilling programme has provided further confidence in the quality and quantity of the ore body, and will underpin the bankable feasibility study.
Said Aflease Gold CEO Neal Froneman:
"Even without the recent surge in the gold price, we have one of the most exciting ore bodies in the South African gold mining industry.
"As we had expected, the drilling results have expanded the areas where we can profitably mine gold, giving us new data on both the quantity and quality of the deposit.
"In addition, we now have a better idea of the areas of focus for the next phase of our exploratory drilling program, which will continue in 2006, as we commence development operations at Modder East."
Modder East Project - Gold Reserves Summary (December 2005)1
Probable Mineral Reserves

Mining Type	Tonnes (thousands)	Gold Grade (g/t)	Contained Gold (k/oz)
BPLZ Mining (including Blanket Facies)	6,310	4.83	979
Channel Facies Mining	2,466	1.92	152
UK9A (Kimberly Reef) Mining	1,289	4.10	170
Total Probable	10,065	4.02	1,301

1 Mineral reserve estimated by Turgis Consulting (PTY) LTD, Mining & Engineering. Mineral Reserves are reported in accordance with SAMREC, and have been audited by Steffen, Robertson & Kirsten (SRK) Consulting. Mineral Reserves have demonstrated economic viability.
Modder East Project - Gold Resources Summary (December 2005)1
Indicated Mineral Resources

Reef Unit	Tonnes (thousands)	Gold Grade (g/t)	Contained Gold (k/oz)
BPLZ+BF2	5,720	6.07	1,120
Channel+BF3	15,200	1.32	650
UK9A4	1,350	5.47	240
UK5A5			
Total Indicated	22,270	2.79	2,010

Inferred Mineral Resource

Reef Unit	Tonnes (thousands)	Gold Grade (g/tonne)	Contained Gold (k/oz)
BPLZ+BF2	470	3.31	50
Channel+BF3			
UK9A4	2,500	5.00	400
UK5A5	9,700	1.82	570
Total Inferred	12,670	2.50	1,020

1 Mineral resource estimated by Mr. Charles Muller, B.Sc.(Hons), Pr.Sci.Nat., of

Global Geo Services (Pty) Ltd. Mineral Resources are reported in accordance with SAMREC, and have been audited by SRK Consulting. Mineral resources are not Mineral Reserves and do not have demonstrated economic viability.
2 Reported to a cut-off of 167 cmg/t (1.67 g/t) gold.
3 Reported to a cut-off of 379 cmg/t (1.00 g/t) gold.
4 Reported to a cut-off of 199 cmg/t (1.99 g/t) gold.
5 Reported to a cut-off of 496 cmg/t (1.99 g/t) gold.

The increase in mineral reserves of 28% from 1.020 million ounces to 1.301 million ounces is due to an increase of 4% on the BPLZ and 20% in the Channel Facies of the Black Reef. In addition, 0.170 million ounces of the UK9A have been converted to reserves.

The Indicated Mineral Resource increased by 21% to 2.010 million ounces from 1.664 million ounces in the 2004 declaration. The increase is due to an increase in the BPLZ from 1.080 million ounces to 1.120 million ounces. The Channel and Blanket Facies have increased by 11% from 0.584 million ounces to 0.650 million ounces. As expected an additional 0.240 million ounces of UK9A has been added to the indicated category.

The BPLZ contributed an additional 50 000 ounces to the inferred category while the reclassification of the UK9A to the indicated category was the primary reason for the 50% reduction of UK9A in the inferred category. In addition, 0.570 million ounces has been delineated on the UK5As.

The 2005 drilling program has been to clearly delineate the BPLZ target zone of the black reef and to gauge the potential of the Kimberly reefs, which evidently exist in economic proportions.

Mr. Froneman said, "I am very pleased that we have been able to delineate this BPLZ ore body in sufficient volume and grade to convince our Board of Directors that development of Modder East can commence in the near future. I am equally pleased with the other Kimberly reef results and we will be focusing on the UK9A, UK5 and UK3 reefs in 2006."

For further information please contact Neal Froneman: 011 482 3605
John Fraser 082 331 7330

Date: 07/02/2006 08:07:19 AM Produced by the JSE SENS Department

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Release Date: 2006/02/22 08:15:00 AM

Aflease Gold Limited - Board Appointed For Aflease Gold

AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO ISIN Code: ZAE 000075867
("Aflease Gold" or "the Company")
Board appointed for Aflease Gold
Johannesburg: 22 February 2006
Aflease Gold Ltd. today announced that entrepreneur Sandile Zungu has been appointed as the company's non-executive Chairman.
The other members of the Aflease Gold Board include Neal John Froneman (Chief Executive Officer), Daniel Jean Nortier (Chief Financial Officer) and Robert van Niekerk (Chief Operating Officer).
The other non-executive directors are Kenneth Victor Dicks, Savannah Maziya, Pierre Baart Kruger and Sandile Swana.
Christine Bannerman has been appointed as the Company Secretary of Aflease Gold.
Sandile Zungu is the executive chairman of Zungu Investments Company and is also an independent non-executive director of Edgars Consolidated Stores and Ellerines Holdings. He was a founder of African Vanguard Resources.
Neal Froneman is the President and CEO of sxr Uranium One, and a former Executive Director at Harmony Gold and former
Robert van Niekerk is a former Business Manager at Anglo Platinum.
Jean Nortier is the CFO of sxr Uranium One.
Pierre Kruger is a former non-executive Chairman of New Kleinfontein Mining Company. He is a practicing attorney, notary and conveyancer, and a Director of Charles Sherman, Kruger and Prosser Inc.
Ken Dicks is a former non-executive director of Aflease Gold and Uranium Resources Ltd. He held several executive positions at AngloGold Ashanti.
Savannah Maziya is the President of Bunengi Holdings (Pty) Ltd. She is the former CEO of the African Broadcast Network, and a Director of the Construction Industry Development Board of Public Works.
Sandile Swana is Chairman of Kabusha Mining & Finance Company, a Director of Professional Training and Consulting Group (PTC) and a former non-executive Chairman of Sub Nigel.
Said Aflease Gold CEO Neal Froneman: "I am looking forward to working with Aflease Gold's experienced management team and strong Board of Directors."
Contact: Neal Froneman + 27 11 482 360
John Fraser +27 82 331 7330
Date: 22/02/2006 08:14:48 AM Produced by the JSE SENS Department

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Release Date: 2006/02/22 08:13:00 AM

Aflease Gold - Appointment Of Directors And Company Secretary

Aflease Gold Limited
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO ISIN Code: ZAE000075867
("Aflease Gold" or "the Company")
APPOINTMENT OF DIRECTORS AND COMPANY SECRETARY
Further to the circular dated 19 December 2005 and general meeting of shareholders held on 10 January 2006, shareholders are advised that there have been changes to the composition of the Board of Directors of Aflease Gold.
The composition of the Board is now as follows:
Sandile Zungu (Chairman)*
Neal John Froneman (Chief Executive Officer)
Daniel Jean Nortier (Chief Financial Officer)
Robert Van Niekerk (Chief Operating Office)
Sandile Swana*
Kenneth Victor Dicks*
Savannah Maziya*
Pierre Baart Kruger*
*Non executive
Shareholders are further advised the Christine Bannerman has been appointed as the Company Secretary.
Documents pertaining to the Aflease Gold Board and Company Secretary and have been lodged with the Registrar of Companies.
Johannesburg
22 February 2006
Sponsor
Nedbank Capital
Date: 22/02/2006 08:13:34 AM Produced by the JSE SENS Department

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